As filed with the Securities and Exchange Commission on March 9, 2020

Registration No. 333-235928

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

to

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Atotech Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Bailiwick of Jersey	2890	Not applicable

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

+44 (0) 121 606 7777

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Alpha US Bidco, Inc.

c/o The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

+1 803 817 3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick H. Shannon Jason M. Licht Latham & Watkins LLP 555 Eleventh Street, NW Washington, D.C. 20004 (202) 637-2200	Rod Miller Benjamin J. Miles Milbank LLP 55 Hudson Yards New York, New York 10001 (212) 530-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Proposed maximum aggregate offering price(a)(b)	Amount of registration fee(c)
Common shares, $0.10 par value per share	$100,000,000.00	$12,980.00

(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(b)	Includes additional common shares that may be purchased by the underwriters.
(c)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED                  , 2020

PROSPECTUS

             Common Shares

Atotech Limited

Common Shares

This is Atotech Limited’s initial public offering. Atotech Limited is offering              common shares in this offering.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for our common shares. We have been approved for listing of our common shares on the New York Stock Exchange under the symbol “ATC.”

Investing in the common shares involves risks that are described in the “Risk Factors” section beginning on page 26 of this prospectus.

Upon completion of this offering and the conversion of 929,369,619 preferred shares (representing all issued and outstanding preferred shares, prior to giving effect to the related Preferred Conversion described elsewhere in this Prospectus) to common shares, the common shares beneficially owned by The Carlyle Group Inc. and its affiliates will represent approximately                                         % of the total voting power of our outstanding common shares. See “Prospectus Summary—Corporate Reorganization.” Accordingly, we expect to be a “controlled company” under the corporate governance rules of the New York Stock Exchange.

We are a “foreign private issuer” under the applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Management—Foreign Private Issuer Exemption.”

	Per Share	Total
Public offering price	$	$
Underwriters’ discounts and commissions(1)	$	$
Proceeds, before expenses, to Atotech Limited	$	$

(1)	We refer you to “Underwriting” for additional information regarding underwriting compensation.

The selling shareholders named in this prospectus have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              common shares from the selling shareholders at the public offering price less underwriting discounts and commissions. We will not receive any proceeds from the sale of the shares by the selling shareholders. The selling shareholders named in this offering include affiliates of The Carlyle Group Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The common shares will be ready for delivery on or about                 , 2020 through the book-entry facilities of The Depository Trust Company.

Citigroup	Credit Suisse
BofA Securities	J.P. Morgan

Barclays	Deutsche Bank Securities	Jefferies	RBC Capital Markets
UBS Investment Bank	Baird	BMO Capital Markets	HSBC

Mischler Financial Group, Inc.

Co-Manager

The date of this prospectus is                     , 2020.

ATOTECH

A Global Leader

in Surface Finishing Solutions

SMARTPHONES

HOUSING
CHIP
IC SUBSTRATE

AUTOMOTIVE

CHROME
NICKEL
COPPER
PLASTIC

A Global Leader in Surface Finishing Solutions HOUSING SMARTPHONES CHIP IC SUBSTRATE AUTOMOTIVE CHROME NICKEL COPPER PLASTIC

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our common shares and the distribution of this prospectus outside the United States.

We are incorporated in the Bailiwick of Jersey, and many of our outstanding voting securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we prepare or authorize and you should only rely on such information. We and the underwriters have not authorized anyone to give you any other information, and we and the underwriters take no responsibility for any other information that others may give you. The selling shareholders are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of our common shares. Our business, financial condition, results of operations, or cash flows may have changed since such date.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic

i

aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

BASIS OF PRESENTATION

On October 6, 2016, Alpha 3 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in De Meern and registered with the Dutch chamber of commerce under number 66940532 (“Opco”) entered into the share purchase agreement with Total Holdings Europe, a French société par actions simplifiée and Total Gestion USA, a French société à responsabilité limitée (collectively, “TOTAL”) pursuant to which Atotech UK Topco Limited indirectly acquired all the outstanding equity interests of Atotech B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Predecessor”) on January 31, 2017 (the “Acquisition”). In connection with the Acquisition, we entered into (a) a senior secured first lien term loan facility (the “term loan facility”) in an aggregate principal amount of $1,400.0 million and (b) a senior secured first lien multi-currency revolving credit facility with commitments, when taken together, of $250.0 million (the “revolving credit facility” and, together with the term loan facility, the “senior secured credit facilities”). The Acquisition was funded in part by (i) proceeds from borrowings under the term loan facility and (ii) proceeds totaling $425.0 million from the issuance of the 6.250% Senior Notes due 2025 (the “Opco Notes”) issued by Opco and Alpha US Bidco, Inc., a Delaware corporation, on January 31, 2017. The consummation of the Acquisition, the borrowing of $1,400.0 million under our senior secured credit facilities and the issuance of the Opco Notes are referred to herein as the “Acquisition Transactions.”

Following the consummation of the Acquisition, $500.0 million of indebtedness outstanding under the term loan facility was redenominated from U.S. dollars to RMB (the “RMB Term Loan Facility”) with the balance remaining denominated in U.S. dollars (the “USD Term Loan Facility” and, together with the RMB Term Loan Facility, the “term loan facilities”). On May 30, 2018, Opco entered into an amendment to the senior secured credit facilities to borrow $200.0 million under the USD Term Loan Facility in incremental Term B-1 loans (the “Incremental Borrowings”), and Alpha 2 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in De Meern and registered with the Dutch chamber of commerce under number 66937442 (“Holdco”), and the direct owner of the outstanding equity interests of Opco, issued $300.0 million of 8.75%/9.50% Senior PIK Toggle Notes at an issue price of 99.010% (the “Holdco Notes” and, together with the Incremental Borrowings, the “2018 Recapitalization Borrowings”). Proceeds from the 2018 Recapitalization Borrowings were distributed to Atotech UK Topco Limited and used by it to pay accrued interest on, and redeem certain of, its preferred shares (such distribution, together with the 2018 Recapitalization Borrowings, the “2018 Recapitalization Transactions”).

Atotech Limited, the registrant, is a Bailiwick of Jersey company incorporated on December 12, 2018 for purposes of becoming the new holding company of Holdco and its subsidiaries. For the years ended December 31, 2018 and 2019, Atotech Limited had no operations, assets, or liabilities. In connection with the consummation of the offering and prior to effectiveness of the Registration Statement, we will undertake the following transactions (collectively, the “Reorganization Transactions,” together with the offering and the conversion of the preferred shares discussed below, the “Transactions”):

•

The Carlyle Group Inc. and its affiliates (“Carlyle”) and all other shareholders of Atotech UK Topco Limited will contribute all outstanding equity interests of Atotech UK Topco Limited to Atotech Limited in exchange for an equal number of common shares and preferred shares of Atotech Limited; and

•	Atotech Limited will consummate a -to-1 share split.

Following the consummation of the offering, Atotech UK Topco Limited will be dissolved and Atotech Limited will directly own all outstanding equity interests of Holdco and will indirectly own all outstanding equity interests of Holdco’s operating subsidiaries, including Opco. Substantially concurrently with the consummation of the offering, all outstanding preferred shares of Atotech Limited will be converted to common shares with all accrued interest on the preferred shares capitalized and paid out as additional preferred shares substantially concurrently with the reduction in number of preferred shares to an amount that will allow for a one-for-one exchange of preferred shares for common shares based on the initial public offering price per common share (collectively, the Preferred Conversion).

The number of common shares issued per preferred share will be based on the initial public offering price per common share as well as the date on which the public offering price per common share is determined. Changes in the initial public offering price from $             (the midpoint of the price range set forth on the cover page of this prospectus) or a change in the date on which the public offering price per common share is determined from the assumed date of                 , 2020 will affect the number of preferred shares available for conversion into common shares and will result in a corresponding change to the number of common shares outstanding after the completion of this offering. Each day by which the actual pricing date precedes or follows the assumed pricing date of                 , 2020, will result in the issuance of              fewer or additional common shares, respectively. The effect of changes in the initial public offering price per common share is presented in the following table:

Public offering price (with assumed pricing date of , 2020)	Total common shares outstanding after this offering
$
$
$ *
$
$

* The midpoint of the price range set forth on the cover page of this prospectus.

On January 17, 2020 Atotech Limited completed the initial stages of the Reorganization Transactions by issuing common shares and preferred shares to the holders of an equivalent number of common shares and preferred shares of Atotech UK Topco Limited in exchange for all outstanding common shares and preferred shares of Atotech UK Topco Limited. As a result, Atotech Limited has succeeded to the business and operations of Atotech UK Topco Limited. Prior to January 17, 2020, Atotech Limited had no operations and no material assets or liabilities. Accordingly, the financial statements of Atotech Limited for periods presented in this Prospectus are not meaningful to an understanding of our business and are not included in this prospectus. However, the financial statements of Predecessor have been included for periods prior to the Acquisition and the financial statements of Atotech UK Topco Limited (“Successor”) have been included for periods following the Acquisition.

We have omitted selected financial data as of and for the year ended December 31, 2015, as such financial data was audited by KPMG Audit, a department of KPMG S.A. (France), on a basis that is not consistent with the financial statements audited by KPMG AG Wirtschaftsprüfungsgesellschaft (Germany) for the years ended December 31, 2016, 2017, 2018 and 2019, and cannot be provided on a consistent basis without unreasonable effort and expense.

MARKET AND INDUSTRY DATA

This prospectus includes market, economic, and industry data (including compound annual growth rate forecasts for our markets based on expected total expenditures made by customers in such markets) as well as certain statistics and information relating to our business, markets, and other industry data, which we obtained or extrapolated from industry publications, generated through internal estimates, our review and analysis of market conditions, surveys, customer feedback, and reports provided by various statistics providers, market research organizations, and others, including the IMF, Forbes, and The Boston Consulting Group. Industry publications and other third-party surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that such data is reliable, neither we nor the underwriters have independently verified such data and cannot guarantee the accuracy or completeness thereof. Additionally, we cannot assure you that any of the assumptions underlying these statements are accurate or correctly reflect our position in the industry, and not all of our internal estimates have been verified by any independent sources, including the underwriters. Furthermore, we cannot assure you that a third-party using different methods to assemble, analyze, or compute market data would obtain the same results. There is no precise definition for what constitutes the Electronics (“EL”) and General Metal Finishing (“GMF”) plating chemistry markets. We have defined the markets in this prospectus consistent with the presentation we use for our internal segment reporting purposes. However, third-party reports may define the EL and GMF chemistry markets differently and our competitors may do the same. The compound annual growth rates (“CAGR”) included in this prospectus related to our markets reflect the rate of increase or decrease required for a number to vary from its value at the beginning of each applicable period to its value at the end of each applicable period, assuming the increase or decrease occurred steadily and was compounded over the referenced time period. With respect to forecasts related to market growth in the EL and GMF plating chemistry markets and the EL and GMF equipment markets, these compound annual growth rates incorporate a number of assumptions and estimates with respect to the ultimate end-markets that utilize plating chemistry products as well as other macroeconomic factors. These assumptions and estimates may prove to be incorrect and, as a result, our CAGR forecasts included in this prospectus may not prove to be accurate. Most market position or market share, statistical, industry, or other market information presented in this prospectus is based on information or data for the year ended December 31, 2018 (including revenues for fiscal 2018) and for the year ended December 31, 2019. Management believes such information presented represents the most recent data available to us. We do not intend, and do not assume any obligations, to update industry or market data set forth in this prospectus. Finally, behavior, preferences, and trends in the marketplace tend to change. As a result, investors and prospective investors should be aware that data in this prospectus and estimates based on such data may not be reliable indicators of future results.

References to “market share,” “market position,” and “market leader” are based on global revenues in the referenced market, and unless otherwise specified herein, are based on certain of the materials referenced above. When we discuss our EL plating chemistry market, we refer to the $2.4 billion wet chemicals market that we currently target within the broader $23 billion global surface treatment market, which consists of electroplating and non-electroplating chemicals. When we discuss our GMF plating chemistry market, we refer to the $2.1 billion wet chemicals market that we currently target within the broader $23 billion global surface treatment market. When we refer to our EL equipment market, we refer to the market for PCB plating equipment. When we refer to our GMF equipment market, we refer to the market for GMF plating equipment.

The website URLs included in this prospectus are for inactive textual reference only. The information on the referenced websites is not incorporated herein and does not form a part of this prospectus.

TRADEMARKS

We own or have rights to trademarks, service marks, or trade names that we use in connection with the operation of our business. In addition, we have trademark and service mark rights to our names, logos, and website names and addresses. Other trademarks, service marks, and trade names appearing in this prospectus are the property of their respective owners. The trademarks and service marks we own or have the right to use include, among others, Atotech, Adhemax, BluCr, BondFilm, DynaChrome, DynaPlus, Inpulse, Multiplate, Neoganth, Printoganth, Stannatech, TriChrome, Uniplate, Zinni, and Zintek. Solely for convenience, in some cases, the trademarks, service marks, and trade names referred to in this prospectus are listed without the applicable ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, and trade names. Other trademarks and service marks referenced in this prospectus are, to our knowledge, the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our unaudited and audited financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. The information contained in this prospectus assumes (i) the Transactions have been consummated and (ii) the underwriters have not exercised their option to purchase additional shares. References to the financial measures “EBITDA” and “Adjusted EBITDA” refer to financial measures that do not comply with International Financial Reporting Standards (“IFRS”). For information about how we calculate EBITDA and Adjusted EBITDA, see Note 4 to the table under the heading “—Summary Historical and Pro Forma Financial Information.”

References in this prospectus to “Atotech,” “we,” “us,” “our,” “its,” and the “Company” refer to the registrant and its consolidated subsidiaries after giving effect to the Reorganization Transactions.

Our Company

We are the leading global provider of specialty electroplating solutions delivering chemistry, equipment, and service for high-growth technology applications. We are #1 in the global electronics (“EL”) plating chemistry market, #1 in the global general metal finishing (“GMF”) plating chemistry market, and the #1 global manufacturer of horizontal plating equipment for printed circuit board (“PCB”) production. Our solutions are used in a wide variety of attractive end-markets, including smartphones, communication infrastructure, cloud computing infrastructure, computing and consumer electronics, automotive electronics, and automotive surface finishing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances. We benefit from various secular growth trends such as digitalization, increasing data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards. We expect these trends to not only increase demand for our customers’ end-products that use our plating chemistry, but also increase the amount and value of plating chemistry used in each end-product, allowing our growth to outpace underlying end-market volume growth.

We are the only major company in our industry that provides both chemistry and equipment, which we sell through both our EL and GMF segments. Our comprehensive systems and solutions approach leverages our unique offering of chemistry, equipment, and service. We believe this business model creates a sustainable competitive advantage that helps us achieve deep customer intimacy and allows us to continue to grow our market share and capitalize on positive market growth trends. This approach is supported by our 17 state-of-the-art global technology centers, which allow us to provide local service around the world and to respond in real-time to customer needs. The combination of our comprehensive systems and solutions approach, expansive global manufacturing and sales footprint, customer-driven investments in research and development (“R&D”), and superior technical expertise makes us an ideal electroplating and surface finishing solutions partner for our diverse customer base. This drives long-lasting relationships and an industry-leading financial profile, with fiscal 2019 EL and GMF Segment Adjusted EBITDA margins of 35.4% and 27.4%, respectively.

Our solutions are mission-critical for the PCB, semiconductor (“SC”), and surface finishing industries, but typically account for less than 1% of total end-product cost. Our customers rely on these solutions to increase processing speeds, further miniaturize devices, transform product appearance, and increase product durability. Our direct customers are among the most important suppliers to the world’s leading original equipment manufacturers (“OEMs”) in our key end-markets. In order to satisfy demanding OEM specifications, we often partner with OEMs and our direct customers to develop comprehensive solutions that embed, or “design-in” our offerings. The “designed-in” nature of our solutions and the associated testing and certification processes, which can last up to five years, lead to high switching costs for our direct customers and OEMs. Our solutions create significant value for our customers by consistently and reliably enabling superior product performance. Our ability to consistently deliver a compelling customer value proposition has led to long-standing customer relationships, with an average relationship length of 24 years among our top 25 customers, and underpins our sustainable competitive advantage.

Our business is defined by an unwavering commitment to R&D with a focus on high-growth applications, close customer collaboration, and market-led innovation. We believe that we consistently invest more in R&D than our competitors with our fiscal 2019 R&D expense representing 4.3% of revenue for the same period. This investment includes over 500 R&D employees worldwide. Approximately 90% of our annual R&D investments support our existing customers’ product improvement and short-term R&D needs. This close collaboration enables us to pioneer new high-value solutions with reduced commercial risk, while the remainder of our R&D investment is focused on developing next-generation technologies, often in partnership with leading OEMs, customers, and universities. Our historical and continued investment in R&D allows us to solve complex technical problems associated with cutting-edge product innovations, such as organic light-emitting diode (“OLED”) displays, flexible screens, and advanced driver-assistance systems (“ADAS”).

Our well-invested global footprint is comprised of our 17 state-of-the-art global technology centers, 15 chemistry production facilities, and two equipment production facilities. We believe we have the largest EL and GMF plating presence in Asia, with seven production facilities and nine technology centers, a distinct and crucial element of our business that enables us to capture growth throughout this key region. We serve customers locally in over 40 countries with approximately 4,000 employees, of whom 1,900 are directly engaged in customer support, leveraging their technical expertise in sales, marketing and service to enhance our customers’ operations, improve existing practices, and enable the rapid commercialization of new products. Of these approximately 1,900 technical experts, several hundred work directly with our customers at their facilities. Our scale and strong local presence are key competitive differentiators, allowing us to leverage our technology portfolio to address our customers’ current and future requirements, while simultaneously providing localized, high-touch customer service.

We sell our chemistry and equipment to a diverse mix of customers who are typically manufacturers serving global markets, ultimately mitigating our exposure to any individual geography. For fiscal 2019, our top ten customers accounted for approximately 26% of our total chemistry revenue.

Revenues By End-Market(1)	Revenues By Geography(1)	End User Demand by Geography(3)

(1)	Represents 2019 chemistry revenues.
(2)	Includes over 20 additional end-markets that utilize our offerings, including medical & industrial, energy, decorative hardware, and others.

(3)	End user demand by geography represents the estimated geographic breakdown of our 2018 revenues by ultimate end users of products with our chemistry.

During fiscal 2019, we generated revenues, consolidated net income, and Adjusted EBITDA of $1,187.8 million, $7.6 million, and $380.1 million, respectively, representing a 32.0% Adjusted EBITDA margin. As of December 31, 2019, we had cash of $302.7 million and outstanding indebtedness of $2,169.8 million (excluding short-term and long-term deferred financing costs and $75.1 million of lease liabilities), which may limit the availability of financial resources to pursue our growth initiatives.

Our Business Segments

Our business operates in two business segments, Electronics and General Metal Finishing, with both offering chemistry, equipment, and service globally.

(1)	See “Prospectus Summary—Summary Historical and Pro Forma Financial Information.”
(2)	Other end-markets include aerospace & military, medical & industrial, decorative hardware, and others.

Although these segments each have distinct end-markets and customers, they both benefit from our centralized functions and global scale. In addition, we leverage our significant R&D spend and resulting innovations, as well as our shared technology centers and production facilities, to benefit from technologies, innovations, best practices, and other key learnings across our product portfolio and segments. This R&D coordination, along with our centralized functions, results in better commercial focus and increased productivity and profitability.

•

Electronics Segment: Our comprehensive systems and solutions approach provides chemistry, equipment, and service, which are integral to manufacturing PCBs, SCs and connectors. We are #1 in the global EL plating chemistry market, with a market share of approximately 24% based on our fiscal 2018 EL plating chemistry revenue. We are also the #1 global manufacturer of horizontal plating equipment for PCB production. Our expansive footprint allows us to serve the global electronics supply chain, as demonstrated by our longstanding relationships with 28 of the top 30 global PCB manufacturers. We believe the combination of our chemistry and equipment provides our customers with enhanced production yields, higher-quality results, and improved manufacturing efficiency. In addition, our services and solutions facilitate and enable end-product innovation, such as flexible screens, higher processing speeds, and further device miniaturization. As a result of this systems approach, we have increased the proportion of our PCB chemistry sold for use in our proprietary EL equipment from approximately 51% to 56% during the period from 2010 to 2019. We believe that this trend increases our value to our customers, grows our share of more profitable “cutting edge” and complex applications, and enhances our competitive advantage.

EL segment demand is expected to be driven by various secular trends, including the build-out of 5G infrastructure, digitalization and exponentially increasing data volumes and processing speed requirements associated with increasing electronics content in cars, the adoption of next-generation mobile devices, the adoption of big data-related analytics and cloud computing, and the “Internet of Things” (“IoT”). The worldwide annual creation of data associated with many of these trends is expected to increase from less than 33 trillion gigabytes in 2018 to more than 175 trillion gigabytes in 2025. We believe we will continue to gain market share as a result of our portfolio’s focus on attractive growth segments of the EL plating chemistry market that involve technologically advanced production processes. These high-value technology segments include complex applications such as High Density Interconnectors (“HDIs”), Integrated Circuit (“IC”) substrates, and flex or rigid-flex PCBs to facilitate ongoing technological innovations.

EL Applications in High-end Smartphone

•

General Metal Finishing Segment: We supply chemistry, equipment, and service as a comprehensive process solution for functional and decorative surface finishing applications across a diverse set of end-markets, including automotive, heavy machinery, household appliances, fixtures, and construction. We are #1 in the global GMF plating chemistry market, with a market share of approximately 22% based on our fiscal 2018 GMF plating chemistry revenue, supplying specialty-plating chemistry to approximately 7,000 customer sites globally. We are also one of the market leaders in GMF plating equipment. Our comprehensive systems and solutions generally add the most value for our larger GMF customers who have complex technical requirements. For our other customers, who are often smaller, we provide value by being a one-stop shop for all their plating needs, supplying chemistry, auxiliary equipment, and high-touch local service. Our solutions not only transform the aesthetics of plastics and metals to create a higher value appearance, but also improve corrosion- and wear-resistance and environmental sustainability. We believe our comprehensive approach strengthens our ability to win business, providing our customers with enhanced production yields, higher quality results, and improved end-product performance, while reducing their manufacturing and warranty costs. For high-end applications where our combined chemistry and equipment solution provides the greatest value, we have increased the proportion of our chemistry sold for use in our GMF equipment. For example, for our DynaChrome offering, we have increased the proportion of chemistry sold for use in our equipment from approximately 8% to 22% during the period from 2010 to 2019. We believe that by growing our chemistry sales for use in our equipment, we are able to increase our customer intimacy and competitive differentiation.

GMF segment demand is expected to be driven by increased automotive production and further penetration of our products in automotive and construction applications, as well as demand for household appliances and fixtures. We expect the growth of the consumer class in emerging markets will drive demand growth for our products in such markets in-excess of developed markets. For example, consumer purchases in China and India are expected to grow from approximately $6.1 trillion in 2015 to approximately $25.0 trillion in 2030. Growth is also expected to be bolstered by increased chemistry penetration due to trends towards increasing quality requirements, premiumization, environmental regulations, and lightweighting. We believe we will continue to gain market share as a result of our positioning in environmentally sustainable solutions, product quality, R&D leadership, and customer proximity.

GMF Applications in Automotive

Transformational Initiatives

Since the Acquisition, we have made significant investments designed to maximize the benefits of being a standalone company, positioning the business for current and future commercial success. Although additional opportunities remain, to date, we have implemented several initiatives, which are unlocking significant value, including:

•

Enhanced Senior Leadership Team: We have augmented our existing long-term business leaders, technical experts, and customer relationship managers with additional world-class managers to lead our organizational realignment and increase focus on commercial excellence and our customers. To accomplish this transition, we have hired a new Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Vice President of R&D, Vice President and Group General Counsel, and Vice President of Human Resources.

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Globalized Management Structure: We have reorganized the business from a decentralized, locally-focused structure, to a centralized, global/regional structure organized around our two segments. This has allowed us to build strong centralized and regional functional teams, ensuring best practices are implemented across all regions. Within each segment, we have redesigned our management structure to expand the accountability of business unit leaders to include full P&L responsibility.

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Customer-Focused Approach: We have realigned our sales, service, marketing, and R&D functions to be more coordinated, effectively anticipate and meet the demands of our customers, and increase sales force efficiency. As part of this initiative, we identified global key accounts for which we assign dedicated managers to provide a single point of contact to more effectively serve these customers.

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Optimized R&D: We have focused on increasing R&D productivity by improving our stage-gate processes to ensure more efficient use of resources and enable faster introduction of new products. Additionally, we are further improving the cost-efficiency of our R&D process by relocating certain standardized R&D activities to lower cost geographies.

•

Operational Improvements: We have introduced a culture of continuous cost management, launching several efficiency initiatives, including lean manufacturing and optimization of our procurement spend. We anticipate new opportunities, along with our existing value-creation program, will generate cost savings, which are expected to more than offset inflation in our underlying costs.

•	Aligned Incentives: We have developed a performance-based compensation structure that closely aligns individual incentives with our overall strategic and financial objectives.

Collectively, these initiatives helped grow our revenues from $1,124.2 million to $1,187.8 million from fiscal 2016 to fiscal 2019. Adjusted EBITDA grew from $309.4 million to $380.1 million, while Adjusted EBITDA margin improved by 450 basis points during this same period. We expect to realize additional benefits from these initiatives going forward.

Our Competitive Strengths

Global market leader in well-structured markets with positive long-term secular growth trends

We are the global market leader in both of our primary markets—#1 in EL plating chemistry with a 24% market share and #1 in GMF plating chemistry with a 22% market share. Each market is well structured, with the three largest players in the EL and GMF plating chemistry markets representing a combined 64% and 48% market share, respectively. We are a recognized leader in plating processes for applications such as HDI for smartphones, IC substrates, decorative coatings (“DECO”), plating on plastics (“POP”), as well as functional chrome plating and have long-standing relationships with our customers.

We expect our market leadership will allow us to leverage and capitalize on favorable secular trends in the EL and GMF plating chemistry markets, which are forecast to grow at compound annual growth rates of approximately 3.6% and 2.8%, respectively, from 2019 through 2023. Within the EL plating chemistry market, growth is expected to be driven by expanding communications infrastructure (ongoing 5G network build-out), increasing device complexity (HDI and flex or rigid-flex PCBs), digitalization (IoT), adoption of big data-related analytics and cloud computing, increasing automotive electronics content and vehicle electrification as well as autonomous driving. We also expect demand for our chemistry products to be driven by increased chemistry penetration per device. As technological innovation creates devices with greater computing power, speed, and capabilities, while simultaneously shrinking the product size, more advanced plating chemistry solutions are needed to address growing device complexity. This complexity, coupled with increasing OEM technical specifications, is driving greater PCB density and an increasing number of PCB layers per device. More complex plating chemistries and processes can enable increased speed and further device miniaturization by reducing the distance and line size connecting components, reducing latencies between components, and increasing PCB line density. See illustrative example below:

Within the GMF plating chemistry market, growth is expected to be driven by evolving consumption patterns of a growing consumer class in emerging markets, increasing automotive production, vehicle lightweighting, increased warranty requirements, product premiumization, and stricter environmental regulations. However, we can make no assurances that our assumptions about market growth will be correct. Historically, we have been able to increase our market share and we believe we are well-positioned to continue to do so in the future as a result of our comprehensive systems and solutions approach, strong customer integration, innovative R&D, and global footprint.

Comprehensive systems and solutions approach drives sustainable competitive advantage and unmatched customer intimacy

We offer a differentiated systems- and solutions-based approach that combines chemistry, equipment, and service across both of our segments.

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Chemistry: Our chemistry solutions are designed to address the specific process needs of our customers, reflecting iterative collaboration with OEMs and direct customers alike to solve for complex technological requirements such as further device miniaturization and increasing processing speeds through greater conductor line sophistication. We design these proprietary processes in close collaboration with our customers and OEMs, making our chemistry difficult to substitute and fostering deep and lasting customer relationships.

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Equipment: We believe that utilizing our equipment in connection with our tailored chemistry provides our customers with significant value. Our more than 1,000 installed systems help many of our customers engage in more complex plating processes that demand our higher value-added chemistry and provide another point of customer contact, further driving customer integration. Once installed, our equipment is a source of recurring revenue and an important growth driver for our chemistry, spare parts/wear parts, service, line upgrades, retrofits, and technical support. In addition, the installation of our equipment tends to drive increased customer intimacy and create higher switching costs for our customers. We believe this approach is a key driver of our growth and customer loyalty, delivering enhanced production yields, higher-quality results, and improved end-product performance to our customers, while improving manufacturing efficiency. From 2010 to 2019, we have increased the percentage of our chemistry sold for use in our EL equipment from approximately 51% to 56%. For chemistry sold for use in our GMF DynaChrome equipment, which is used in high-value GMF applications, the percentage has increased from approximately 8% to 22%.

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Service: We also provide world-class service to our customers. This service includes on-site support and training, embedded employees engaged in manufacturing process oversight, and the benefits of a global network of 17 technology centers. Our facilities are strategically located in close proximity to key customers to facilitate application development, testing, analytical measurements, chemical and physical characterization, technical support, and training. Approximately 1,900 employees worldwide are dedicated to customer support, with several hundred working on-site at our customers’ manufacturing facilities. Our regional and global product teams support our front-line staff and our customers with their deep product expertise to help ensure that optimal results are achieved through utilization of our chemistry and equipment, furthering our customer intimacy. In addition, our several hundred on-site personnel provide crucial feedback regarding upcoming customer needs to our R&D team, further enabling us to be a first mover on new technologies and to increase our portion of sales to those customers.

Our comprehensive systems and solutions approach is supported by our dedicated sales force and local presence and reflects our holistic view of the electroplating process. This combination allows us to respond in real-time to technological challenges, helping to develop solutions alongside our customers as we support them in their need to address constantly changing market dynamics. Our close customer relationships, with sales to 28 of the top 30 PCB manufacturers and joint development projects with 13 of these manufacturers, have allowed us to develop solutions alongside our customers. This collaboration helps our customers innovate and reduce their time-to-market, while allowing us to be the market leader on the newest high-tech and value-added solutions, which underpins our industry-leading financial profile.

Market leading R&D investment and technological innovation

We are a global technology leader in the electroplating chemistry market due to our market-leading R&D and track record of innovation. We believe our $178.1 million in R&D investment during the three years ended December 31, 2019, with fiscal 2019 expense representing 4.3% of total revenue, significantly exceeds that of our competition. For fiscal 2018, we estimate our R&D spend represented approximately 34% of the combined R&D spend of all plating chemical companies and 51% of the combined R&D spend of the four largest plating chemical companies by market share. As a result, we believe we have developed one of the most advanced R&D organizations in our industry, evidenced by our over 500 R&D professionals worldwide, 1,500 patents, 3,500 registered trademarks, 500 pending patent applications, and more than 100 employees with Ph.D.s. This central R&D function is bolstered by our 17 state-of-the-art global technology centers staffed by approximately 200 professionals, providing local support to our customers through testing, analysis, and pilot production. While we can provide no assurance that our investment in R&D will continue to provide competitive advantages, we believe we are well-equipped to continue our technological leadership to meet the future product needs of our customers and OEMs.

Our investments in R&D have allowed us to solve complex technical problems associated with cutting-edge end-product innovations such as OLED displays, flexible screens, ADAS, and the build-out of 5G infrastructure.

We believe we are particularly well-positioned to capitalize on future transformative technologies, including artificial intelligence, next-generation devices enabled by 5G, continuing developments in ADAS, and complex composite anti-corrosion coatings. We also have the capability to develop and produce unique chemistry in-house, which we use to produce custom additives differentiating our chemistry from that of our competitors. As part of our investment in future technologies, we have invested heavily in environmentally sustainable solutions. For example, we were the first company to introduce the trivalent chromium hard chrome plating process, allowing our customers to phase out hexavalent chromium (“Chrome VI”). Our investments in these areas and the products we develop allow our customers to drive higher value product sales, reduce waste, and maximize operating efficiency in the face of evolving consumer demands and more stringent regulatory regimes. We expect the benefits associated with our R&D platform will persist as we continue to enhance our R&D productivity and focus on customer-driven innovation. We believe this sustainable competitive advantage will allow us to increase our market share going forward.

Mission-critical nature of our solutions drives customer stickiness

Our solutions are vital to our direct customers’ product performance and enable end-product innovation, while typically accounting for less than 1% of total end-product cost. OEMs and our direct customers generally demand the highest quality and performance specifications in plated components, which they generally verify through extensive testing and certification processes that can last up to five years. The long OEM testing and certification process reduces the likelihood that our customers will switch suppliers once our chemistry has been approved. Consequently, we have a close relationship with many OEMs and partner with them during the product development process to ensure that our solutions are certified. Our customer stickiness is evidenced by an average relationship length of 24 years among our top 25 customers. Further, our deep collaboration with OEMs provides greater customer insight, driving development of new products and processes to capture incremental growth from new end-product innovations.

Diverse revenue base by end-market, customer, and geography

The diverse nature of our global operations limits our financial exposure to any single end-market, customer, or region. For fiscal 2019, we generated approximately 11% of our chemistry revenues in the Americas, 18% in Europe, 38% in China, 10% in Taiwan, and 23% in the rest of Asia. The majority of our chemistry revenues are generated by sales to manufacturers in Asia that serve global end-markets with the estimated geographic breakdown of our revenues by ultimate end users of products with our chemistry across the Americas, Europe, China, Taiwan, and the rest of Asia representing approximately 27%, 29%, 25%, 2%, and 16% of our fiscal 2018 chemistry revenues, respectively. Additionally, our customers are located in over 40 countries, with no single customer representing more than approximately 6% of our chemistry revenue for fiscal 2019 and with our top ten customers representing approximately 26% of chemistry revenue for fiscal 2019. This diversified base includes customers serving a broad variety of end-markets, including smartphones, communication infrastructure, cloud computing infrastructure, automotive electronics, and consumer electronics for our EL offerings and automotive surface finishing, heavy machinery, household appliances, fixtures, and construction for our GMF offerings.

Compelling financial profile with consistently strong margins and cash flow

We have an attractive financial profile highlighted by our strong and stable margins. Our EL and GMF segments generated Segment Adjusted EBITDA margins of 35.4% and 27.4%, respectively, for fiscal 2019. We have implemented numerous initiatives that have reduced our fixed and variable costs and improved working capital productivity. We expect that these initiatives will generate additional cost savings and cash flows as many have only recently begun to contribute to our financial results, although we cannot make any assurances regarding the amount or timing of additional cost savings and cash flows these initiatives may generate.

(1)	Successor Pro Forma results.

Our track record of operating profitability and low capital intensity, including maintenance capital expenditures of approximately 1% of revenues over the past three years, has allowed us to consistently generate strong cash flows. Our global footprint and operational flexibility allow us to be more nimble and shift production to meet our customers’ needs. Our efficient and well-invested asset base supports our ability to meet demand growth and innovation requirements with limited capital expenditures.

Experienced management team and strong equity sponsor

Our company is led by a highly experienced and talented management team with an average tenure in the specialty chemicals industry of more than 19 years. Our management team, led by Chief Executive Officer Geoff Wild, is strategically positioned around the globe and is focused on improving company performance by consistently driving commercial and operational excellence. Mr. Wild has over 39 years of industry experience and previously served as Chief Executive Officer of AZ Electronic Materials, a former Carlyle portfolio company, where he was instrumental in the IPO process, successfully driving a total shareholder return of 68% from IPO in October 2010 to Merck KGaA’s acquisition of the business in May 2014. Our Chief Financial Officer Peter Frauenknecht has over 34 years of experience in global industrial manufacturing businesses, serving as Chief Financial Officer and member of the Executive Board at Constantia Flexibles, a leading, global flexible packaging company, where he was instrumental in driving efficiency gains, integrating acquisitions, supporting revenue growth from €1.6 billion in 2013 to €1.9 billion in 2015, managing capital markets transactions, and improving profitability. Our sponsor, Carlyle, is a leading global alternative asset management firm with extensive experience in successfully completing corporate carve-out transactions in the industrial sector and a track record of successful IPOs and transitioning companies from private to public.

Our Business Strategies

Increase penetration of our comprehensive systems and solutions approach

We believe our comprehensive systems and solutions approach, which includes selling chemistry, equipment, and service, is the best way to maximize our all-in value to customers. We have realigned our resources to better implement this market- and solutions-based approach, including by embedding our equipment business within our EL and GMF segments. As applications become more complex, we believe the efficiency and value proposition of our systems-based solution will become more evident, which we intend to capitalize on to drive market share gains. We intend to expand this systems-based approach to new customers, as well as existing customers, who currently only use our chemistry, through our marketing efforts and a continued focus on the customer value proposition. We are expanding our equipment manufacturing in China to lower production costs, growing our addressable market opportunities and penetration with local Chinese customers and other Asian customers. In addition, we continue to invest in technologies to further broaden our portfolio and enable us to increase the penetration of our comprehensive systems and solutions approach. Most recently, we invested in vertical conveyorized plating (“VCP”) technology, which substantially increases our addressable market for plating equipment, and in turn provides us the opportunity to pull through more of our chemistry. We intend to leverage our broad network of technology centers, production facilities, and regional support teams to locally serve our global customer base and facilitate further integration into our customers’ operations as we help optimize their production efficiency and quality. We believe the continued proliferation of our comprehensive systems and solutions will drive better informed R&D decisions, increasing the value of our approach to our customers.

Leverage market leadership in existing technologies to expand to new applications and geographies

Over our 150-year history, we have cultivated a strong platform of innovative and high-tech solutions, resulting in #1 global market shares in EL plating and GMF plating chemistry. We intend to continue to leverage our scale, relationships, and existing solutions to expand our penetration into new applications in high-growth market segments and geographies.

In the EL plating chemistry market, we are focused on leveraging our expertise and technology leadership in high-density electronics for smartphones to capture incremental demand for new applications such as PCBs for the 5G infrastructure build-out and increase in automotive electronic content per vehicle. For example, our market leading expertise in interconnects for high-density PCBs can be leveraged to address high-growth automotive electronic applications, such as light detection and ranging (“LIDAR”) and radio detection and ranging (“RADAR”) applications. In addition to our expertise, our strong relationships with automotive OEMs and PCB and SC manufacturers position us to capitalize on these growth opportunities. From a geographic perspective, we expect our clients in the global electronics supply chain to continue to move their production supply chains to lower-cost regions. We continue to adapt to this shift by replicating our successful China market entry strategy in these target countries by building up local sales force teams, technical support, and leveraging coordinated key account management.

In the GMF plating chemistry market, we are seeking to expand our market share in high-growth applications. We are applying our existing corrosion protection technologies to satisfy increasing durability requirements in applications such as fasteners and brake systems. The trend towards automotive lightweighting also provides incremental opportunities to deploy our technologies to capture a greater share of plating content per vehicle. In particular, as electric vehicles (“EVs”) require lighter-weight materials to improve battery range, we believe we can also use our DECO and POP solutions to capture incremental demand. From a geographic perspective, we are targeting select OEMs in North America to obtain certifications for products that we have already successfully introduced to Europe- and Asia-based OEMs.

Capitalize on attractive secular growth trends through R&D and continued technology leadership

We believe our substantial prior and future investments in R&D, our strong product pipeline, and our long-standing relationships with most leading OEMs will allow us to continue to be the leader in technological innovation. For example, the number of patents and pending patent applications related to our offerings increased from 1,138 in fiscal 2005 to 2,260 in fiscal 2019. We believe expanding our already strong position at the cutting edge of new chemistry, equipment, and service will allow us to continue to benefit from secular growth trends that are driving new and complex applications. Our strong customer intimacy and customer-driven innovation through our systems and solutions approach helps provide early insight into customer trends, allowing us to invest intelligently in disruptive, next-generation innovations. We will continue to address the needs of our customers by complementing our existing technology portfolio, both through organic R&D and through strategic bolt-on acquisitions of new technologies where possible.

In the GMF plating chemistry market, we see the largest growth potential in innovative sustainable solutions for the automotive industry. We believe we are currently at the forefront of sustainable technological innovation. For example, our DynaChrome offering utilizes 70% less water and 42% less energy versus standard vertical plating lines, and we were the first company to offer the trivalent chromium hard chrome plating process, which is an environmentally safer alternative to Chrome VI plating. Furthermore, we believe that the increasing requirements on vehicle life will drive demand for higher performing, more efficient and more environmentally friendly surface finishing solutions. Increasing environmental awareness, in combination with our sustainable solutions for Paint Support Technologies, allows us to serve markets that were previously difficult to access. In addition, we are a leading supplier of auxiliary equipment which helps reduce wastewater and extend chemistry bath life, reducing costs, improving quality, and diminishing the overall environmental impact of our customers’ plating operations. We continue to bolster our sustainable solutions and are well-positioned to support our customers’ efforts to adapt to increasingly stringent environmental laws and regulations for their manufacturing processes.

In the EL plating chemistry market, we believe that we are particularly well-positioned to capture growth from the introduction of 5G networks and IoT, driving volumes and enabling a new wave of technological innovation, including the next generation of automotive electronics and high-frequency electronic devices. These new electronic devices are expected to include significantly more sophisticated and compact electronic components and circuitry, which we expect will drive demand for our new high-end plating chemical products, as evidenced by the evolution of PCBs in smartphones. The increase in speed, power, and corresponding battery size, reduce the available space for PCBs in mobile and other devices. Miniaturization requires greater line density and the layering of PCBs, both of which require more complex chemistry plating solutions.

Execute on operational improvement opportunities to drive earnings growth, expand margins, and increase cash flow

In addition to our growing topline, our financial performance has also benefited from capitalizing on operational improvement initiatives and we believe there are still significant value-creation opportunities available to us going forward. We anticipate these new opportunities, along with our existing value-creation program, will generate cost savings, which are expected to more than offset inflation in our underlying costs. Key initiatives that we expect to contribute to these cost savings include leveraging the strength of our centralized business unit structure to increase commercial focus in the local regions, optimizing our purchasing function, increasing coordination in our operations, and reducing general and administrative costs. In addition, we continue to implement a more effective R&D portfolio review process, and to relocate certain standardized R&D, back-office, and equipment manufacturing activities to lower cost geographies. We expect these initiatives to help improve margins going forward, reinforced by the implementation of management incentive programs tied to the initiatives’ performance.

Our Industry and End-Markets

We are #1 in the global EL plating chemistry market and #1 in the global GMF plating chemistry market, with the top three players in each market collectively holding a significant portion of those markets. The remaining share of each market is generally held by small, local suppliers focused on specific technologies or geographies. Within our EL segment, we currently focus on a $2.4 billion portion of the broader $23 billion surface treatment market. Within our GMF segment, we currently focus on a $2.1 billion portion of the broader $23 billion surface treatment market.

We expect our markets to grow at a CAGR of approximately 3.2% from 2019 to 2023 driven by various secular growth trends such as digitalization, further device miniaturization, increased data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards. We believe our unique business model, characterized by consistent and significant investment in R&D, a focus on high-tech growth applications, customer intimacy and integration, and chemistry-equipment solutions approach, positions us to continue to increase our market share. Over time, we expect our innovation, organic growth strategy, and potential bolt-on M&A will expand our market opportunity.

EL Industry and Trends

The EL plating chemistry market is a $2.4 billion industry and is expected to grow at a 3.6% CAGR from 2019 to 2023. We are #1 in the global EL plating chemistry market with a 24% market share. EL plating chemistry is used in electronic applications such as PCBs embedded in smartphones, automotive electronics, communication infrastructure, cloud computing infrastructure, and consumer electronics.

The EL market benefits from broad digitalization and proliferation of PCBs and SCs, driven by prominent secular trends, including:

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5G Infrastructure: The rollout of 5G wireless infrastructure is expected to require approximately twice the number of high-frequency base stations compared to those needed for 4G in order to support the higher data traffic volumes, speeds, and frequency capabilities. This increased infrastructure need will drive incremental demand for advanced PCBs and SCs. 5G is also expected to enable new applications that consume larger amounts of data, at higher speeds, and on higher frequencies, which is expected to increase the requirements for plating technology in devices transmitting, receiving, and processing such data.

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Next-Generation Smartphones: The smartphone market is a highly innovation-intensive market characterized by constant technological advancements such as OLED displays, flexible screens, additional sensing features, and increased processing speeds. In addition, the new generation of smartphones will be 5G compatible. These advancements, along with increased battery life, require constant PCB miniaturization and greater line density, which drive demand for advanced plating solutions, such as modified semi-additive processes (“mSAPs”), to meet technical requirements.

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Increasing Electronics Content in Automotive: The automotive industry is undergoing a fundamental and transformational change with an evolution towards electrification of powertrains (EVs and hybrid electric vehicles (“HEVs”)) and ADAS/autonomous vehicles. These trends will drive increasing volumes and electronic content per vehicle, with the electronic content cost as a percentage of total automotive manufacturing costs projected to be over 40% in 2030, creating significant additional demand for higher value PCBs and SCs.

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Cloud Computing Infrastructure Growth: Adoption of big data-related analytics is expected to drive increased need for cloud computing infrastructure for data storage and IoT devices for data creation. There is significant industry investment in this area, with approximately 60 million servers estimated to be shipped globally from 2018 to 2022, compared to 44 million shipped globally from 2014 to 2018. Additionally, utilizing this data will call for increases in processing speed. Together, these factors are expected to drive adoption of, and demand for, advanced PCBs and SCs.

•	Adoption of Consumer and Industrial “Internet of Things” Devices: The growth of IoT results in increasing proliferation of connected sensors and devices in various consumer electronics (“smart”

homes) and industrial (machine learning) applications. By 2022, there are expected to be 15.8 billion connected IoT devices, compared to 5.3 billion in 2018. As the capability of IoT devices increases, so will demand, driving higher volumes, device miniaturization, and state-of-the-art PCBs, HDIs, and SCs.

We are well-positioned to take advantage of these trends and the resulting complexity given our advanced chemistry capabilities, equipment integration, and reputation for quality and high-touch customer service.

GMF Industry and Trends

The GMF plating chemistry market is a $2.1 billion industry and is expected to grow at a 2.8% CAGR from 2019 to 2023. We are #1 in the global GMF plating chemistry market, with a 22% market share. GMF plating chemistry is predominantly used in automotive surface finishing and other industrial applications such as heavy machinery, household appliances, fixtures, and construction.

The GMF market benefits from growing industrial- and consumer-driven demand, driven by prominent secular trends, including:

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Increasing Quality Requirements: The trend towards improving product quality to meet longer warranty standards requires greater useful lives of parts and components, driving demand for high-performance GMF plating processes. These processes increase wear- and corrosion-resistance of our customers’ end-products.

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Premiumization: The growth of the consumer class in emerging markets such as China and India has led to increased demand for light and premium vehicles, household appliances, and heavy machinery. This increased “premiumization” of products and demand for new products has led to more and higher-value chrome surfaces (e.g., satin finishes) and growing per-unit plating content. Consumer purchases in China and India are expected to grow from approximately $6.1 trillion in 2015 to approximately $25.0 trillion in 2030 and, as purchasing power in these markets continues to rise, these demand patterns should continue driving increased volumes of our products.

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Increasing Environmental Regulation: New environmental requirements regulating specific substances used in certain chemical processes, water and waste disposal, and tightening emissions standards, such as Euro 6d-TEMP and China 6 among other measures, have led OEMs and our customers to emphasize sustainable products and systems. These new regulations are expected to increase demand for our market-leading environmentally sustainable solutions and technology.

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Lightweighting: Increasingly stringent emissions standards, environmental regulations, and an emphasis on range for EVs and HEVs have increased demand for automotive weight-efficiency. This increase in lightweighting drives demand for GMF plating applications, particularly our POP and DECO products, which can enable substitution of metal for plastics with metallic finishes. Lightweighting also leads to new innovations because, as new lighter-weight materials are utilized, they will require tailored chemistry solutions to address new challenges, such as advanced corrosion protection requirements.

We are well-positioned to take advantage of these trends and the resulting complexity given our advanced chemistry capabilities, equipment integration, and reputation for quality and high-touch customer service.

Equipment Industry and Trends

In addition to the chemistry markets, we also compete within the equipment markets for EL and GMF plating chemistry applications where we have the #1 global market share in EL horizontal plating equipment and are one of the market leaders in GMF plating equipment. We have also recently invested in VCP technology, which substantially increases our addressable market for plating equipment and will provide us with the opportunity to increase our market share and chemistry sales. We view our equipment offering as critical in supporting our chemistry sales, as well as in providing our comprehensive systems and solutions approach. We expect the equipment market to benefit from the same drivers as the underlying chemical markets. Consequently, we estimate the value of the EL equipment market to grow at a CAGR of approximately 3.6% from 2019 to 2023 and we expect the GMF equipment market to grow at a CAGR of approximately 2.8% from 2019 to 2023. As equipment represents a substantial upfront investment for our customers, procurement decisions for equipment products typically follow the characteristics of the capital and technological investment cycles. Once installed, our equipment is a source of recurring revenue and an important growth driver for our chemistry, spare parts/wear parts, service, line upgrades, retrofits, and technical support.

Risks Related to our Business

Investing in our common shares involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common shares. As described under “Risk Factors” elsewhere in this prospectus, there are several risks related to our business and our ability to leverage our strengths and execute our strategies described elsewhere in this prospectus. Among these important risks are risks associated with the following:

•	uncertainty, downturns, and changes in our target markets;

•	foreign currency exchange rate fluctuations;

•	reduced market acceptance and inability to keep pace with evolving technology and trends;

•	loss of customers;

•	the impact that our substantial indebtedness may have on our business, results of operations, financial condition, and growth prospects;

•	increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations;

•	our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation;

•	our failure to compete successfully in product development;

•	our ability to successfully execute our growth initiatives, business strategies, and operating plans, and to leverage our strengths;

•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;

•	material costs relating to environmental and health and safety requirements or liabilities;

•	underfunded defined benefit pension plans;

•	risk that the insurance we maintain may not fully cover all potential exposures;

•	failure to comply with the anti-corruption laws of the United States and various international jurisdictions;

•	tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains;

•	the impact of the recent COVID-19 outbreak or other similar outbreaks;

•

political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China;

•	regulations around the production and use of chemical substances that affect our products;

•	United Kingdom’s withdrawal from the European Union;

•	weak intellectual property rights in jurisdictions outside the United States;

•	intellectual property infringement and product liability claims;

•	our ability to obtain additional capital on commercially reasonable terms may be limited;

•	risks related to our derivative instruments;

•	ability to attract, motivate, and retain senior management and qualified employees;

•

increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, among other things;

•	natural disasters that may materially adversely affect our business, financial condition, and results of operations;

•	the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities;

•	damage to our brand reputation;

•	the amount of the costs, fees, expenses, and charges related to this offering and the related costs of being a public company;

•	Carlyle’s ability to control our common shares;

•	any statements of belief and any statements of assumptions underlying any of the foregoing;

•	other factors disclosed in this prospectus; and

•	other factors beyond our control.

Organizational Structure

The following chart summarizes our simplified corporate structure and principal indebtedness after giving effect to the Transactions. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with, or all obligations of, the Company:

Our Sponsor

Our principal shareholders are certain investment funds affiliated with Carlyle.

Founded in 1987, Carlyle is a global investment firm with $224 billion of assets under management as of December 31, 2019. Carlyle invests across four segments – Corporate Private Equity, Real Assets, Global Credit and Investment Solutions – in Africa, Asia, Australia, Europe, the Middle East, North America and South America. Carlyle has expertise in various industries, including: technology and business services, media and telecommunications, aerospace, defense and government services, consumer and retail, energy and power, financial services, healthcare, industrial, real estate, and transportation. Carlyle employs more than 1,775 people in 32 offices across six continents. Carlyle has significant experience completing corporate carve-out transactions and transitioning them to successful public companies including Axalta Coatings Systems (formerly known as DuPont Performance Coatings) from E. I. du Pont de Nemours and Company, AZ Electronic Materials from Clariant, the Hertz Corporation from Ford, and Allison Transmission, Inc. from General Motors.

Company Information

Atotech Limited was incorporated on December 12, 2018 for purposes of becoming the new holding company of Holdco and its subsidiaries.

The headquarters for the Atotech business is located at Erasmusstrasse 20, 10553 Berlin, Germany. The Atotech telephone number is +49 30 349 85 0 and website is www.atotech.com. Information on, or accessible through, such website is not part of this prospectus, nor is such content incorporated by reference herein. You should rely only on the information contained in this prospectus when making a decision as to whether to invest in the common shares.

Corporate Reorganization

Atotech Limited, the registrant, is a Bailiwick of Jersey company incorporated on December 12, 2018 for purposes of becoming the new holding company of Holdco and its subsidiaries. For the year ended December 31, 2019, Atotech Limited had no operations, assets, or liabilities. In connection with the consummation of the offering and prior to effectiveness of the Registration Statement, we have undertaken or will undertake the following Reorganization Transactions:

•

Carlyle and all other shareholders of Atotech UK Topco Limited previously contributed all outstanding equity interests of Atotech UK Topco Limited to Atotech Limited in exchange for an equal number of common shares and preferred shares of Atotech Limited; and

•	Atotech Limited will consummate a -to-1 share split.

Following the consummation of the Reorganization Transactions, Atotech Limited will indirectly own all outstanding equity interests of Holdco and all the Company’s operating subsidiaries, including Opco. Substantially concurrently with the consummation of the offering, Atotech Limited will consummate the Preferred Conversion.

The number of common shares issued per preferred share will be based on the initial public offering price per common share as well as the date on which the public offering price per common share is determined. Changes in the initial public offering price from $             (the midpoint of the price range set forth on the cover page of this prospectus) or a change in the date on which the public offering price per common share is determined from the assumed date of                     , 2020 will affect the number of common shares into which each preferred share will convert and will result in a corresponding change to the number of common shares outstanding after the completion of this offering. Each day by which the actual pricing date precedes or follows the assumed pricing date of             , 2020, will result in the issuance of              fewer or additional common shares, respectively. The effect of changes in the initial public offering price per common share is presented in the following table:

Public offering price (with assumed pricing date of , 2020)	Total common shares outstanding after this offering
$
$
$ *
$
$

* The midpoint of the price range set forth on the cover page of this prospectus.

Following the consummation of the offering, Atotech UK Topco Limited will be dissolved and Atotech Limited will directly own all outstanding equity interests of Holdco.

THE OFFERING

Common shares offered by us	common shares
Common shares outstanding after this offering	common shares, assuming the conversion of each preferred share of Atotech Limited into common shares (based on an assumed initial public offering price of $ (the midpoint of the price range set forth on the cover page of this prospectus) and an initial public offering date of , 2020). See “Basis of Presentation.”

Option to purchase additional common shares	The selling shareholders have granted the underwriters a 30-day option from the date of this prospectus to purchase up to an additional common shares at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the common shares are offered at $ per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use our net proceeds from this offering for the redemption of our outstanding Holdco Notes and to pay related fees and expenses. Any excess proceeds will be used for the repayment of indebtedness outstanding under our senior secured credit facilities. We will not receive any proceeds from the sale of common shares by the selling shareholders. See “Use of Proceeds.”

Proposed stock exchange symbol	“ATC”

Risk factors	See “Risk Factors” beginning on page 26 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

The number of common shares to be outstanding after completion of this offering is based on common shares outstanding as of                 , 2020, and assumes the conversion of each preferred share of Atotech Limited into approximately              common shares (based on an assumed initial public offering price of $             (the midpoint of the price range set forth on the cover page of this prospectus) and an initial public offering date of                 , 2020), and which excludes:

•	common shares issuable upon the exercise of options outstanding at a weighted average exercise price of $ per share;

•

the number of common shares reserved for issuance under our 2020 Incentive Award Plan, which we plan to adopt in connection with this offering, which we expect will equal an aggregate of 9.2% of our common shares (as determined immediately following the closing of this offering, such amount inclusive of the              outstanding options referenced above); and

•

the number of common shares reserved for issuance under our Employee Share Purchase Plan, which we plan to adopt in connection with this offering, which we expect will equal an aggregate of 2.0% of our common shares (as determined immediately following the closing of this offering).

Unless we specifically state otherwise, all information in this prospectus assumes:

•	no exercise of the option to purchase additional common shares by the underwriters;

•	an initial offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	the consummation of the Reorganization Transactions;

•

assuming the conversion of each preferred share of Atotech Limited into approximately              common shares (based on an assumed initial public offering price of $             (the midpoint of the price range set forth on the cover page of this prospectus) and an initial public offering date of                 , 2020). See “Basis of Presentation.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following table sets forth our summary historical and pro forma financial information for the following reporting periods:

•	The year ended December 31, 2016 and the period from January 1, 2017 through January 31, 2017, which reflect the results of operations of Atotech B.V. (“Predecessor”).

•

The years ended December 31, 2017, December 31, 2018, and December 31, 2019, which reflect the results of operations of Atotech UK Topco Limited (“Successor”) and includes the effects of acquisition accounting and the financing of the Acquisition in each case commencing on January 31, 2017. From December 20, 2016 (inception) through January 31, 2017, Atotech UK Topco Limited had no operations or activity.

•

The pro forma year ended December 31, 2017, which reflects the historical results of operations of Atotech B.V. for the period from January 1, 2017 through January 31, 2017 and Atotech UK Topco Limited for the year ended December 31, 2017, as adjusted for the effects of the Acquisition and the consummation of this offering and the use of proceeds therefrom. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation—Pro Forma Financial Information.”

The historical financial data for the years ended December 31, 2017, December 31, 2018, and December 31, 2019, the historical financial data for the period from January 1, 2017 through January 31, 2017, and the historical balance sheet data as of December 31, 2018, and December 31, 2019 presented below were derived from our audited financial statements and the related notes thereto included elsewhere in this prospectus. The historical financial data for the year ended December 31, 2016 and the historical balance sheet data as of December 31, 2016 and December 31, 2017 presented below has been derived from the financial statements of Predecessor and Successor, respectively, not included in this prospectus. See “Basis of Presentation.”

Our historical financial data is not necessarily indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as an independent publicly traded company during the periods shown.

The unaudited pro forma financial data presented below was derived from the audited financial statements and the related notes thereto of the Predecessor and Successor included elsewhere in this prospectus. Our unaudited pro forma statements of operations data are presented for the year ended December 31, 2017 assuming that the Acquisition was completed on January 1, 2017.

The unaudited pro forma information set forth below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the above transactions occurred on the dates indicated. The unaudited pro forma financial information should not be considered representative of our future financial condition or results of operations. You should read the information contained in this table in conjunction with “Selected Historical Financial Information,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor		Successor	Successor Pro Forma	Successor
($ in millions, except for share data)	Year ended December 31, 2016	January 1 through January 31, 2017	Year ended December 31, 2017(1)	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
Statement of Operations Data:
EL Segment revenues	$593.0	$45.8	$603.0	$648.8	$669.4	$682.9
GMF Segment revenues	531.2	45.5	490.6	536.1	543.4	504.9
Revenues	1,124.2	91.3	1,093.6	1,184.9	1,212.8	1,187.8
Cost of sales, excluding depreciation and amortization	(470.4)	(40.7)	(513.7)	(500.4)	(504.2)	(488.2)
Depreciation and amortization	(51.9)	(4.0)	(141.1)	(153.7)	(171.6)	(170.1)
Selling, general, and administrative expenses	(266.4)	(19.8)	(250.7)	(270.5)	(295.6)	(277.1)
Research and development expenses	(79.1)	(6.3)	(62.6)	(68.9)	(58.0)	(51.2)
Restructuring expenses	(5.3)	(0.4)	(10.8)	(11.2)	(14.8)	(13.4)
Operating profit	251.1	20.1	114.7	180.2	168.6	187.8
Interest expense	(4.5)	(0.1)	(94.1)	(102.7)	(134.7)	(148.9)
Other income (expense), net	(9.3)	(0.8)	(23.7)	(24.5)	(5.2)	23.5
Acquisition related expenses	—	—	(67.0)	—	—	—
Income (loss) before income taxes	237.3	19.2	(70.1)	53.0	28.7	62.4
Income tax expense	(64.3)	(6.0)	(16.7)	(45.5)	(52.4)	(54.8)
Consolidated net income (loss)	$173.0	$13.2	$(86.8)	$7.5	$(23.7)	$7.6

Per share data
Earnings (loss) per common share:
Basic				$(8.44)	$ (5.96)	$ (4.27)
Diluted				$(8.44)	$ (5.96)	$ (4.27)
Weighted average common shares outstanding:
Basic					26,154,998	26,154,998
Diluted					26,154,998	26,154,998
As Adjusted Per share data(2)
Earnings (loss) per common share:
Basic					$	$
Diluted					$	$
Weighted average common shares outstanding:
Basic
Diluted

Balance Sheet Data (at end of period):
Non-current assets	$446.3		$3,279.5		$3,024.1	$3,018.9
Current assets:
Inventories, net	105.3		112.8		121.5	124.7
Trade and other receivables, net	259.8		297.2		278.8	282.9
Current tax assets	22.6		22.5		23.7	34.2
Cash and cash equivalents	332.5		325.8		386.2	302.7
Other financial assets	—		—		1.6	2.5
Total current assets	720.2		758.3		811.8	747.0
Total assets	1,166.5		4,037.8		3,835.9	3,765.8
Total liabilities	517.6		2,725.8		3,131.2	3,093.3
Total shareholders’ equity	648.9		1,312.0		704.7	672.5

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$229.6	$(8.7)	$107.2		$166.7	$134.8
Investing activities	(83.2)	(3.3)	(2,736.3)		(53.9)	(70.3)
Financing activities	(199.0)	(140.3)	2,933.6		(37.7)	(144.6)

Other Financial and Operating Data:
Capital expenditures(3)	$84.0	$3.6	$47.8		$56.6	$75.7
Adjusted EBITDA(4)	$309.4	$26.6	$337.7	$364.3	$391.7	$380.1
Adjusted EBITDA margin(5)	27.5%	29.1%	30.9%	30.7%	32.3%	32.0%
R&D expense as a percentage of revenues(6)	7.0%	6.9%	5.7%	5.8%	4.8%	4.3%

(1)	Reflects 11 months of operations of Atotech UK Topco Limited following the Acquisition.
(2)	All as adjusted share and per share information has been adjusted to (i) reflect the -for-1 share split, consummated prior to effectiveness of the Registration Statement and (ii) reflect the conversion of each preferred share of Atotech Limited into approximately common shares (based on an assumed initial public offering price of $ (the midpoint of the price range set forth on the cover page of this prospectus) and an initial public offering date of , 2020). See “Basis of Presentation.”

(3)	Represents cash used in the acquisition of “intangible assets and property, plant, and equipment” as reflected in the relevant statement of cash flows.
(4)	To supplement our financial information presented in accordance with IFRS, we use the following additional non-IFRS financial measures to clarify and enhance our understanding of past performance: EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. We believe that the presentation of these financial measures enhances an investor’s understanding of our financial performance and allows investors to better assess our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business and including certain items that reflect current and future operating performance. We use certain of these financial measures for business planning purposes and for measuring our performance relative to that of our competitors. We utilize Adjusted EBITDA as the primary measure of consolidated financial performance.

EBITDA consists of consolidated net income (loss) before interest expense, net, income taxes, and depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted for (i) non-operating income or expense, (ii) the impact of certain non-cash, or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance, and (iii) adjustments to reflect the adoption of IFRS 16 “Leases.”

We believe these financial measures are commonly used by investors to evaluate our performance and that of our competitors. However, our use of the terms EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin may vary from that of others in our industry. These financial measures should not be considered as alternatives to operating profit, operating profit margin, consolidated net income (loss), earnings per share, or any other performance measures derived in accordance with IFRS as measures of operating performance.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are that EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin:

•	do not reflect the significant interest expense on our debt, including the senior secured credit facilities, the Opco Notes, and Holdco Notes;

•	eliminate the impact of income taxes on our results of operations;

•	contain estimates of what the impact of adoption of IFRS 16 “Leases” in periods prior to our adoption of it on January 1, 2019 would have been;

•

exclude depreciation and amortization, which are non-cash charges, and assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin do not reflect any expenditures for such replacements; and

•	may be calculated differently by other companies, which limits their usefulness as comparative measures.

We compensate for these limitations by using EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin along with other comparative tools, together with IFRS measurements, to assist in the evaluation of operating performance. Such IFRS measurements include operating profit, operating profit margin, net income (loss), earnings per share, and other performance measures.

In evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin should also not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

The following table reconciles consolidated net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Predecessor		Successor	Successor Pro Forma	Successor
($ in millions)	Year ended December 31, 2016	January 1 through January 31, 2017	Year ended December 31, 2017(a)	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
Consolidated net income (loss)	$173.0	$13.2	$(86.8)	$7.5	$(23.7)	$7.6
Interest expense, net	1.3	—	93.3	101.8	133.3	148.1
Income taxes	64.3	6.0	16.7	45.5	52.4	54.8
Depreciation and amortization (excluding impairment charges)	50.0	4.0	138.4	151.0	161.7	165.4

EBITDA	288.6	23.2	161.6	305.8	323.7	375.9
Non-cash adjustments(b)	3.9	—	14.6	14.6	16.9	(10.2)
Gain on disposal of fixed asset(c)	—	—	—	—	—	(6.1)
Foreign exchange loss, net(d)	3.0	1.7	7.0	8.7	(0.2)	(2.4)
Restructuring(e)	5.3	0.4	10.8	11.2	14.8	13.4
Eliminated product categories(f)	(6.8)	(0.2)	(1.0)	(1.2)	(0.1)	—
Transaction related costs(g)	—	—	126.2	5.2	16.4	7.1
Management fee(h)	—	—	2.0	2.0	2.2	2.4
Adoption of IFRS 16 “Leases”(i)	15.4	1.5	16.5	18.0	18.0	—

Adjusted EBITDA	$309.4	$26.6	$337.7	$364.3	$391.7	$380.1

(a)	Reflects 11 months of operations of Atotech UK Topco Limited following the Acquisition.
(b)	Eliminates the non-cash impact of (1) share-based compensation, (2) losses on the sale of fixed assets, (3) impairment charges, and (4) mark-to-market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions and bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes. The dollar value of these non-cash adjustments for each period presented above is set forth below:

	Predecessor		Successor	Successor Pro Forma	Successor
($ in millions)	Year ended December 31, 2016	January 1 through January 31, 2017	Year ended December 31, 2017(a)	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
Share-based compensation	$1.9	$—	$0.1	$0.1	$0.1	$0.2
Losses on the sale of fixed assets	—	—	1.1	1.1	0.7	0.9
Impairment charges	1.9	—	2.7	2.7	10.4	4.7
Mark-to-market adjustments	—	—	10.7	10.7	5.7	(16.0)

Non-cash adjustments	$3.9	$—	$14.6	$14.6	$16.9	$(10.2)

(c)	Eliminates the cash impact of gains on the sale of fixed assets.
(d)	Eliminates net foreign currency transactional gains and losses on balance sheet items.
(e)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.
(f)	In 2016, we determined to discontinue the sale of products containing Chrome VI and to exit our product lines for soldermasks and resists for secondary imaging technology, which we refer to as our “EM” product line. Accordingly, this adjustment eliminates the EBITDA generated by sales of products containing Chrome VI and sales of products in our EM product line during the periods presented.
(g)	Reflects an adjustment to eliminate (1) purchase accounting and transaction fees incurred as part of the Acquisition, (2) fees associated with the foreign currency exchange derivatives entered into in conjunction with the Acquisition, and (3) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives.
(h)

Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the initial public offering and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company. Management does not view these fees as indicative of the Company’s operational performance and the removal of these fees from Adjusted EBITDA is consistent with the calculation of similar measures under our senior secured credit facilities, the Holdco Notes Indenture, and the Opco Notes Indenture. See “Certain Relationships and Related Party Transactions.”

(i)	We adopted IFRS 16 “Leases” on January 1, 2019, which has resulted in (i) our operating leases being treated as right-of-use assets and lease liabilities on our balance sheets as of any date after January 1, 2019; (ii) the removal of expenses associated with our operating leases from our cost of sales and selling, general, and administrative expenses in our statements of income for any period ending after January 1, 2019; and (iii) an increase in our depreciation and interest expense in our statements of income for any period ending after January 1, 2019. As a result of these effects, the adoption of IFRS 16 “Leases” increases our EBITDA in an amount equal to the increase in our depreciation and interest expense for each period ending after January 1, 2019 relative to periods ending prior to that date. In order to enhance the comparability of our results presented herein, we have made adjustments to reflect the estimated impact on our EBITDA that the adoption of IFRS 16 “Leases” would have had in each of the periods presented prior to January 1, 2019 had the standard had been retroactively applied. This adjustment is also consistent with the calculation of measures similar to Adjusted EBITDA under our senior secured credit facilities, the Holdco Notes Indenture, and the Opco Notes Indenture. The adjustments presented above are based on an analysis of our historical operating lease expense and other currently available information, including a review of our material operating leases, and an estimate of effective interest rates by country, and are subject to significant estimates that do not constitute retroactive application of the new standard. We estimate that the adoption of IFRS 16 “Leases” would have affected our balance sheet by increasing our fixed assets and our capital lease obligations by approximately $90.0 million as of December 31, 2016 and January 31, 2017, approximately $107.0 million as of December 31, 2017, approximately $84.5 million as of December 31, 2018. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Guidance.”
(5)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenues for the applicable period.
(6)	R&D expense as a percentage of revenues is calculated by dividing R&D expenses by revenues for the applicable period.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should consider carefully the following risks, together with the other information contained in this prospectus, before you decide whether to buy our common shares. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations, financial condition, and cash flows could suffer significantly. As a result, the market price of our common shares could decline, and you may lose all or part of the money you paid to buy our common shares.

Risks Related to Our Business

We face intense competition and our failure to compete successfully in product development may have an adverse effect on our business, financial condition, and results of operations.

Our industry is highly competitive and most of our product lines compete against product lines from at least two competitors. We encounter competition from numerous and varied competitors in all areas of our business. Further, our products compete not only with similar products manufactured by our competitors, but also against a variety of other alternatives provided by our competitors. Industry consolidation may result in larger, more homogeneous, and potentially stronger competitors in the markets in which we compete.

We compete primarily on the basis of quality, technology, performance, reliability, brand, reputation, range of products, and service and support. We expect our competitors to continue to develop and introduce new products and to enhance their existing products, which could cause a decline in market acceptance of our products. Our competitors may also improve their manufacturing processes or expand their manufacturing capacity, which could make it more difficult or expensive for us to compete successfully. In addition, our competitors could enter into exclusive arrangements with our existing or potential customers or suppliers, which could limit our ability, or make it significantly more expensive, to acquire necessary raw materials or to generate sales.

Some of our competitors may have greater financial, technical, and marketing resources than we do and may be able to devote greater resources to promoting and selling certain products. Unlike many of our competitors who specialize in a single or limited number of product lines, we have a portfolio of businesses and must allocate resources across those businesses. As a result, we may invest less in certain areas of our business than our competitors invest in competing businesses, and our competitors may therefore have greater financial, technical, and marketing resources available to them with respect to those businesses.

Some of our competitors may also incur fewer expenses than we do in creating, marketing, and selling certain products and may face fewer risks in introducing new products to the market. This circumstance results from the nature of our business model, which is based on providing innovative and high-quality products and therefore may require that we spend a proportionately greater amount on R&D than some of our competitors. If our pricing and other factors are not sufficiently competitive, or if there is an adverse reaction to our product decisions, we may lose market share in certain areas, which could adversely affect our business, financial condition, and results of operations.

Additionally, competitors could benefit from favorable tax regimes or additional governmental grants and subsidies. Certain of our competitors in various countries in which we do business, including China, may be owned by or affiliated with members of local governments and political entities. These competitors may receive special treatment with respect to regulatory compliance and product registration, while certain of our products, including those based on new technologies, may be delayed or even prevented from entering into the local market. Further, because many of our competitors are small divisions of large, international businesses, these competitors may have access to greater resources than we do and may therefore be better able to withstand a change in conditions within our industry and throughout the economy as a whole.

Our profitability could suffer if our cost management strategies are unsuccessful or our competitors develop an advantageous cost structure that we cannot match.

Our ability to improve or maintain our profitability is dependent on our ability to successfully manage our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our offerings and our resource capacity and maintaining or improving our sales and marketing and general and administrative costs as a percentage of revenues. If our cost management efforts are not successful, our efficiency may suffer and we may not achieve desired levels of profitability. In addition, we may not be able to implement our cost management efforts in a manner that permits us to realize the cost savings we anticipate in the time, manner, or amount we currently expect, or at all due to a variety of risks, including, but not limited to, difficulties in integrating shared services within our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our cost savings plans, and other unexpected costs associated with operating our business. If we are not effective in managing our operating costs in response to changes in demand or pricing, or if we are unable to absorb or pass on increases in the compensation of our employees or costs of raw materials, we may not be able to invest in our business in an amount necessary to achieve our planned rates of growth, and our business, financial condition, and results of operations could be materially adversely affected.

It may be possible for our current or future competitors to gain an advantage in product technology, manufacturing technology, or process technology, which may allow them to offer products or services that have a significant advantage over our offerings. Advantages could be in price, capacity, performance, reliability, serviceability, industry standards or formats, brand and marketing, or other attributes. If we do not compete successfully by developing and deploying new cost-effective products, processes, and technologies on a timely basis and by adapting to changes in our industry and the global economy, there could be a material adverse effect on our business, financial condition, and results of operations. Similarly, our chemicals are used by manufacturers of component parts for a variety of industries. To the extent these industries become more sensitive to input costs, we may face price pressure. Our ability to respond to such pressures depends on the strength and viability of our internal cost management and pricing programs. Any failure of these programs could have a material adverse effect on our business, financial condition, and results of operations.

Increases in costs or reductions in the supplies of our specialty and commodity chemicals or precious metals or our manufacturing, testing, and operations processes could materially and adversely affect our business, financial condition, and results of operations.

We use a variety of specialty and commodity chemicals and precious metals in our manufacturing processes, and our most significant raw material input by value is palladium. Our manufacturing operations depend upon obtaining adequate supplies of raw materials on a timely basis. We purchase our major raw materials on a contract or as-needed basis from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, the financial stability of our suppliers, suppliers’ allocations to other purchasers, interruptions in production by suppliers, new laws or regulations, changes in foreign currency exchange rates, and worldwide price levels. In addition, many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers, which makes it more difficult to replace suppliers in the event of any supply disruption. Further, in some cases, we are limited in our ability to purchase certain raw materials from other suppliers by supply agreements that contain certain minimum purchase requirements. Additionally, we can provide no assurance that, as our supply contracts expire, we will be able to renew them or, if they are terminated, that we will be able to obtain replacement supply agreements on terms favorable to us. In particular, we rely on a local basis on single principal suppliers of palladium, with whom we have long-standing relationships. While we believe there are other suppliers of palladium in each of the regions in which we operate that may meet our needs, we may face difficulty or delays in finding a new supplier should that need arise. Our business, financial condition, and results of operations could be materially adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of raw materials increase significantly.

From time to time, suppliers may extend lead times, limit supplies, or increase prices due to capacity constraints, environmental limitations, or other factors. In addition, some of the raw materials that we use are derived from petrochemical based feedstocks, and there have been historical periods of rapid and significant upward and downward movements in the prices of these feedstocks. We may not always be able to pass on these price increases, and price increases by our other suppliers, to our customers due to competitive pricing pressure, and, even when we are able to do so, there may be a time delay between increased raw material prices and our ability to increase the prices of our products. Any limitation on, or delay in, our ability to pass on any price increases could have a material adverse effect on our business, financial condition, and results of operations.

In addition to specialty and commodity chemicals and precious metals, our manufacturing, testing, and operations processes, in particular the control software for our own equipment, require specialized software which is available only from a limited number of suppliers. Should the access to software and services from these suppliers be restricted or contracts be terminated, we can provide no assurance that we would be able to immediately replace these services, which could adversely affect our business and operations.

The reputation of our brand is an important company asset and is key to our ability to remain a trusted supplier of specialty chemistry, equipment, and service.

The reputation of our brand is an important company asset and is key to our ability to remain a trusted supplier of specialty chemistry, equipment, and service and to attract and retain customers. Negative publicity regarding our company or actual, alleged, or perceived issues regarding one of our products or services, particularly given the high cost-of-failure nature of our products and services, could harm our relationship with customers. Failure to protect the reputation of our brand may adversely impact our credibility. In addition, in certain jurisdictions we may engage sales agents in connection with the sale of certain of our products and services. It is difficult to monitor whether such agents’ representations of our products and services are accurate. Poor representation of our products and services by agents, or entities acting without our permission, could have a material adverse effect on our reputation and our business, financial condition, and results of operations.

If our products and services do not maintain and/or achieve broad market acceptance, or if we are unable to keep pace with or adapt to rapidly changing technology or trends, our business, financial condition, and results of operations could be materially adversely affected.

Our business is dependent on the continued acceptance by our customers of our existing products and services and the value placed on them. If these products and services do not maintain market acceptance, our revenues may decrease. We are also continually investing in new product development to expand our offerings beyond our traditional products and services. Market acceptance of any new products or services may be affected by customer confusion surrounding our introduction of new products and services. Our expansion into new offerings may present increased risks and efforts to expand beyond our traditional products and services may not succeed.

In addition, our business is subject to constant and rapid technological change, product obsolescence, price erosion, evolving standards, short product lifecycles, raw material price fluctuations, and changes in product supply and demand. The specialty chemistry industry is currently affected by localization and a shift in customers’ businesses. The trends and characteristics in these industries may cause significant fluctuations in our results of operations and cash flows and have a material adverse effect on our financial condition. Our growth and success depend upon our ability to enhance our existing products and services and to develop and introduce new products and services to keep pace with such changes and developments and to meet changing customer needs and preferences. However, newer products or services may not achieve market acceptance if current or potential customers do not value the benefits of using our products, do not achieve favorable results using our products, use their budgets for different products, experience difficulties in using our products, or believe that our products are not cutting edge or do not add as much value as our competition’s products. If these newer products and services do not achieve market acceptance, there could be a material adverse effect on our business, financial condition, and results of operations and our profitability could decline. Additionally, changes, including technological changes, in our customers’ products or processes may make our specialty chemistry unnecessary or reduce the quantity of our specialty chemistry needed for a given product, which would reduce the demand for those chemicals. We have had, and may continue to have, customers who find alternative materials or processes and therefore no longer require our products, which would have a material adverse effect on our business, financial condition, and results of operations.

In addition, we may fail to anticipate the impact of new and emerging technology or changes in trends, fail to accurately determine market demand for new products and services, experience cost overruns, delays in delivery or performance problems, and create market confusion by making changes to our existing products and services. If we are not successful in obtaining any required regulatory approval or acceptance for new products or services, demand for our products and services may decline and/or we may not be able to grow our business or growth may occur more slowly than we anticipate. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings. Furthermore, if our customers deviate from the expected timeline for the introduction of new technology, the sales of our newer products could be adversely affected. Failure to anticipate changes in our customers’ product introduction timelines could have a material adverse effect on our business, financial condition, and results of operations.

Our direct customers and their direct and indirect customers face numerous competitive challenges, which may materially adversely affect their business and ours.

Factors adversely affecting our direct customers and their direct and indirect customers may also adversely affect us. These factors include:

•	recessionary periods in their markets;

•	their inability to adapt to rapidly changing technology and evolving industry standards, which may contribute to short product lifecycles or shifts in their strategies;

•	their inability to develop, market, or gain commercial acceptance of their products, some of which are new and untested;

•	their products becoming commoditized or obsolete;

•	loss of business or a reduction in pricing power experienced by our customers and their direct and indirect customers;

•	the emergence of new business models or more popular products and shifting patterns of demand;

•	a highly competitive consumer products industry, which is often subject to shorter product lifecycles, shifting end-user preferences, and higher revenue volatility; and

•	the loss of manufacturing capacity due to tightening environmental legislation and its enforcement.

If our customers or our customers’ direct and indirect customers in the ultimate end-markets we serve, including the markets for smartphones, communication infrastructure, cloud computing infrastructure, automotive surface finishing, and automotive electronics, are unsuccessful in addressing these competitive challenges, their businesses may be materially adversely affected, reducing the demand for our offerings, decreasing our revenues, or altering our production cycles and inventory management, each of which could have a material adverse effect on our business, financial condition, and results of operations.

Our revenue, earnings, and other operating results have fluctuated in the past and may fluctuate in the future.

Our revenue, earnings, and other operating results have fluctuated in the past and may fluctuate in the future. If demand for our products fluctuates as a result of economic conditions or for other reasons, our revenue and profitability could be impacted. Our future operating results will depend on many factors, including the following:

•	business, political, and macroeconomic changes, including trade disputes and downturns in the EL and GMF plating markets and the overall global economy;

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seasonality in both our segments, which generally experience their strongest revenue in the second half of each fiscal year, mostly driven by consumption trends during the holiday season, and their lowest revenue in the first quarter of each fiscal year, mostly driven by the slowdown in production in China as a result of the Chinese New Year, which can result in a sequential decline in our revenues in the first quarter of a fiscal year relative to the fourth quarter of the prior fiscal year;

•	changes in consumer confidence caused by many factors, including changes in interest rates, credit markets, expectations for inflation, unemployment levels, and energy or other commodity prices;

•	fluctuations in demand for our customers’ and their customers’ products;

•	our ability to forecast our customers’ demand for our products accurately;

•	our ability to anticipate secular trends that affect demand for our products and the degree to which those trends materialize;

•	our customers’ ability to manage the inventory that they hold and to forecast accurately their demand for our products;

•	our ability to achieve cost savings and improve yields and margins on our new and existing products; and

•	our ability to utilize our capacity efficiently or acquire additional capacity in response to customer demand.

It is likely that our future operating results could be adversely affected by one or more of the factors set forth above or other similar factors. If our future operating results are below the expectations of stock market analysts or our investors, our stock price may decline.

We may be unable to successfully execute on our growth initiatives, business strategies, or operating plans.

We are continually executing on several growth initiatives, strategies, and operating plans designed to enhance our business. In our EL segment, this strategy includes using existing technology to address the build-out of 5G infrastructure and leveraging R&D to address new technologies, including next-generation smartphones, automotive electronics, cloud computing infrastructure growth, and adoption of IoT devices. In our GMF segment, this strategy includes obtaining approvals for our chemistry to be used in more corrosion protection applications and leveraging R&D to address tightening environmental regulation.

In addition to these growth strategies, our business plan incorporates certain transformational initiatives, including our enhanced senior leadership team, globalized management structure, renewed focus on customers, optimized R&D, cost management initiatives, and a new incentive structure and may include potential acquisitions.

The anticipated benefits from these strategies and initiatives are based on several assumptions that may prove to be inaccurate, including assumptions as to the key trends that will drive growth in our business. Moreover, we may not be able to successfully complete these growth initiatives, strategies, and operating plans without making additional expenditures or at all. If we are unable to complete these initiatives, strategies, and operating plans, we may not realize all the benefits we currently anticipate, including the growth targets and cost savings, we expect to achieve. The anticipated cost savings disclosed elsewhere in this prospectus are presented on a gross basis and do not reflect any expenses that may be required to achieve such cost savings.

A variety of risks could cause us not to realize some or all the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies, and operating plans; the secular trends on which many of our strategies and initiatives are based not materializing or not materializing to the degree expected; increased difficulty and cost in implementing our growth efforts; and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. Similarly, we may not realize the benefits we currently expect from our comprehensive systems and solutions approach.

If any of the assumptions underlying our growth initiatives prove to be inaccurate or any of the foregoing risks materialize, we may not realize the expected benefits of our initiatives and we may be adversely affected, including as the result of the costs associated with these initiatives. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies, and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions, including our assumptions with respect to growth of our end-markets, prove inaccurate, our business, financial condition, and results of operations may be materially adversely affected.

We may be adversely affected by uncertainty, downturns, and changes in the markets that we serve.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the economic conditions of the markets in which we and our customers operate. Declines or uncertainties in the United States and global economies may lead customers to delay or reduce purchases of our products and services as they take measures to reduce their operating costs, including by delaying the development or launch of new products and brands and/or reducing R&D spending generally.

We are also sensitive to general trends and changes in the key markets we serve. Some of these markets, including the markets for smartphones, communication infrastructure, cloud computing infrastructure, automotive surface finishing, and automotive electronics, exhibit a high degree of cyclicality. Decisions to purchase our chemistry and equipment are largely the result of the performance of these and other end-markets. If demand for output in these end-markets decreases, demand for our offerings will decrease as well. Demand for the products produced by customers in our end-markets is impacted by numerous factors including macroeconomic conditions, prices of commodities, rates of infrastructure spending, consumer confidence and spending, labor conditions, and fuel costs, among others. Increases or decreases in these variables globally may significantly impact the demand for our offerings and could have a material adverse effect on our business, financial condition, and results of operations. If we are unable to accurately predict demand in our end-markets or of the customers we serve, we may be unable to meet our customers’ needs, resulting in the loss of potential sales. Alternatively, we may manufacture excess products, resulting in increased inventories and overcapacity in our manufacturing facilities, increasing our incremental production costs and decreasing our operating margins.

In addition, mergers or consolidations among our customers or OEMs could reduce the number of our customers and potential customers. For example, in recent years there has been consolidation in certain industries that we serve, and this has led to decreased levels of growth in certain product lines. Continued consolidation could adversely affect our revenues even if these events do not reduce the activities of the consolidated entities. When entities consolidate, overlapping services previously purchased separately are usually purchased only once by the consolidated entity, leading to loss of revenues. In addition, consolidated entities can better negotiate pricing terms while reducing spending on other services that were previously purchased by one of the merged or consolidated entities which may be deemed unnecessary or cancelled. Any such developments among our customers could have a material adverse effect on our business, financial condition, and results of operations.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies. The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy; we may be subject to claims or liabilities assumed from an acquired company, product, or technology; and any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts. In addition, if we are unsuccessful at integrating future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our common shares. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased liabilities and could also include covenants or other restrictions that would impede our ability to manage our operations. The occurrence of any of these risks could harm our business, results of operations, and financial condition.

If we do not continue to attract, motivate, and retain members of our senior management team and qualified employees, we may not be able to support our operations.

The completion and execution of our strategies depend on the continued service and performance of our senior management team. If we lose key members of our senior management team, we may not be able to effectively manage our transition to a public company or our current and future operations.

In addition, our business depends on our ability to continue to attract, motivate, and retain many skilled employees across all of our business lines. There is a limited pool of employees who have the requisite skills, training, and education. We compete with many businesses and organizations that are seeking skilled individuals, particularly those with experience in technology and the sciences and those with Ph.D.s in technical fields. Competition for professionals across our entire business can be intense, as other companies seek to enhance their positions in the markets we serve. In addition, competition for experienced talent in our faster growing geographic areas outside of Europe continues to intensify, requiring us to increase our focus on attracting and developing highly skilled employees in our most strategically important locations in those areas of the world. As competition for experienced talent grows, we may be forced to increase spending on employee salaries which could have a material adverse effect on our business, financial condition, and results of operations.

Future organizational changes and the implementation of our cost savings initiatives could also cause our employee attrition rate to increase and may result in significant costs to us in connection with implementing such initiatives. If we are unable to continue to identify or be successful in attracting, motivating, and retaining appropriately qualified personnel, there could be a material adverse effect on our business, financial condition, and results of operations.

We may be subject to work stoppages, union negotiations, labor disputes, and other matters associated with our labor force, which may adversely impact our operations and cause us to incur incremental costs.

Some of our employees globally are in unions or otherwise covered by labor agreements, including works councils. As of December 31, 2019, approximately 25% of our workforce, excluding employees in China and Mexico, was unionized or otherwise covered by labor agreements. Consequently, we may be subject to potential union campaigns, work stoppages, union negotiations, and other potential labor disputes. Additionally, negotiations with unions or works councils in connection with existing labor agreements may result in significant increases in our cost of labor, divert management’s attention away from operating our business, or break down and result in the disruption of our operations. The occurrence of any of the preceding outcomes could impair our ability to manufacture our products and result in increased costs and/or decreased operating results. Further, we may be impacted by work stoppages at our suppliers or customers that are beyond our control.

Our global operations subject us to increased risks.

We have global operations and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social, and economic conditions, and unforeseeable developments in a variety of jurisdictions. We have a significant presence in several major regions, including certain emerging markets such as India and China, and we plan to continue such expansion. Our global operations are subject to the following risks, among others:

•	political instability;

•	acts of terrorism and military actions in response to such acts;

•	unexpected changes in regulatory environments and government interference in the economy;

•	changes to economic sanctions laws and regulations, including regulatory exemptions that currently authorize certain of our limited dealings involving sanctioned countries;

•	increasingly stringent laws related to privacy and consumer and data protection, including the E.U. General Data Protection Regulation and U.S. State privacy and security breach notification laws;

•	international trade disputes that could result in tariffs or other protectionist measures;

•	varying tax regimes, including with respect to the imposition of confiscatory taxes, other unexpected taxes, or withholding taxes on remittances and other payments by our partnerships or subsidiaries;

•	the impact of changes in the U.S. federal tax code as a result of recent U.S. federal tax legislation and uncertainty as to how some of those changes may be applied;

•	differing labor regulations, particularly in Germany and China where we have a significant number of employees;

•	rising wages;

•	foreign exchange controls and restrictions on repatriation of funds;

•	fluctuations in foreign currency exchange rates;

•	inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws;

•	difficulty in obtaining, or denial of, export licenses or delay or interruption of the transportation of our products;

•	differing protections for intellectual property rights;

•	increased risk of cybersecurity incidents and cyberattacks from third-party and state actors and privacy violations;

•	difficulties in attracting and retaining qualified management and employees, or rationalizing our workforce;

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increased credit risk and different financial conditions of customers and distributors may necessitate longer payment cycles of accounts receivable or result in increased bad debt write-offs (including due to bankruptcy) or additions to reserves;

•	differing business practices, which may require us to enter into agreements that include non-standard terms; and

•	difficulties in penetrating new markets due to entrenched competitors, lack of recognition of our brand, and lack of local acceptance of our products and services.

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks but there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition, and results of operations may be materially adversely affected.

Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in different legal, regulatory, economic, social, and political conditions. We may not succeed in developing and implementing policies and strategies which will be effective in each location where we do business. Furthermore, any of the foregoing factors or any combination thereof could have a material adverse effect on our business, financial condition, and results of operations.

We may also face difficulties managing and administering an internationally dispersed business. In particular, the management of our personnel across several countries can present logistical and managerial challenges. Additionally, international operations present challenges related to operating under different business cultures and languages. We may have to comply with unexpected changes in foreign laws and regulatory requirements, which could negatively impact our operations and ability to manage our global financial resources. Export controls or other regulatory restrictions could prevent us from shipping our products into and from some markets. Moreover, we may not be able to adequately protect our trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in several countries relating to the protection and enforcement of intellectual property rights. See “Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.” Changes in tax regulations in the United States and other jurisdictions, including under and with respect to bilateral and multilateral tax treaties, or the interpretation thereof, could significantly reduce the financial performance of our foreign operations or the magnitude of their contributions to our overall financial performance. In addition, the interpretation and application of consumer and data protection laws in the United States, Europe, and elsewhere are often uncertain, contradictory, and in flux. For example, the European Union enacted stricter data protection laws in 2018. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, this could result in government-imposed fines or orders requiring that we change our data practices, which could have an adverse effect on our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Our products and our customers are subject to numerous laws regulating the production and use of chemical substances, and some of our products may need to be reformulated or discontinued to comply with these laws and regulations.

As a specialty chemistry manufacturer, we are subject to chemicals approvals, registrations, and regulations around the world, including the European Union Registration, Evaluation, Authorisation, and Restriction of Chemicals (“EU REACH”) regulation and, in particular, its Substances of Very High Concern (“SVHC”) program, the Toxic Substances Control Act (“TSCA”) in the United States, and similar requirements in China, Korea, Taiwan, Australia, the Philippines, Canada, and other countries. Some of the laws and regulations applicable to us have changed in recent years to impose new obligations that could also force us to reformulate or discontinue certain of our products.

Governmental, regulatory and societal demands for increasing levels of product safety and environmental protection are resulting in increased pressure for more stringent regulatory control with respect to the chemical industry. The EU REACH has set forth comprehensive compliance obligations and restrictions on certain chemicals, and comparable regulatory requirements have now been adopted in several other countries. In the United States, the core provisions of TSCA were amended in June 2016 for the first time in nearly 40 years. Among the more significant changes are that these amendments mandate safety reviews of existing “high priority” chemicals and regulatory action to control any “unreasonable risks” identified as a result of such reviews. In addition, the EPA must make a no “unreasonable risk” finding before a new chemical can be fully commercialized. These new mandates create uncertainty about whether existing chemicals of importance to our business may be designated for restriction and whether the new chemical approval process may become more difficult and costly. These changes could adversely impact our ability to supply certain products to our customers and could also result in compliance obligations, fines, ongoing monitoring, and other future business activity restrictions, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we have complied with the deadline to submit registrations for all chemicals manufactured or imported exceeding 1 t/a under EU REACH, which has since passed. We do not expect additional material compliance costs. The cost of a registration varied greatly (ranging from €30,000 to €300,000) and depended upon several factors, such as the amount and quality of existing data and the availability of other companies to share costs of generating new data. The EU REACH registration process may affect our ability to manufacture and sell certain products in the future. If a registration was, or in the future is, not submitted by any applicable deadline, our ability to sell those products may be negatively impacted until the registration process has been completed. However, we believe that we have minimized our registration obligations and the risk associated with supplier-related registrations by clarifying registration requirements and willingness of suppliers early. We have also submitted an Authorisation Application for one SVHC—chromium trioxide. The decision of the European Union Commission on the application is still pending. Because of our strong sales in Asia and our current efforts to develop alternative formulations, it is unlikely our business will be materially affected if the application is not granted. The SVHC and Candidate SVHC lists contain other chemicals being used by our business; we expect generally to phase out these chemicals rather than seek Authorisation, but we may decide to submit an Authorisation Application in the future where that makes sense for our business.

Finally, in the past we have used and sold mist suppressants containing perfluorooctanesulfonic acid (“PFOS”) and may have previously processed other long-chain per- and polyfluoroalkyl substances (“PFAS”). While we have developed a suite of products that do not require any PFAS chemicals and, when adopted by the industry, will obviate the need for PFAS-containing mist suppressants, we continue to use and sell limited amounts of short-chain PFAS-containing mist suppressants. PFOS and other long-chain PFAS chemicals have been targeted for risk assessment, restriction, and high-priority remediation and have been the subject of ongoing litigation in the both the United States and European Union. See “Business—Legal Proceedings.”

International chemicals regulation requirements, and enforcement of these requirements, may become more stringent in the future and could result in material costs relating to regulatory compliance, liabilities, or litigation proceedings or other impacts, such as restrictions or prohibitions on our products. Future regulatory or other developments could also restrict or eliminate the use of, or require us to make modifications to, our products, packaging, manufacturing processes, and technology, which could have a material adverse effect on our business, financial condition, and results of operations. Our production facilities require permits, such as environmental, operating, and product-related permits and import/export permits, which are subject to renewal and, in some circumstances, revocation. We may not obtain the necessary permits, existing permits may be discontinued, and any newly issued permits may contain significant and costly new requirements. If a permit for a production facility would not be renewed or would be revoked, the facility may need to be closed temporarily or permanently, which may have a material adverse effect on our business, financial condition, and results of operations. Failure to obtain or maintain permits for our facilities or other failure to comply with applicable environmental regulations could result in the shutdown of, or suspension of operations at, our plants.

Furthermore, changes or tightening of environmental protection laws and regulations in China may also have adverse effects on our business, including by adversely impacting operations efficiency, restricting the scope of our operations, increasing costs associated with the transportation of chemicals, and resulting in higher costs for environmental protection taxes and other expenditures.

Many of our customers are subject to the same or similar environmental regulations. The impact of these regulations on our customers and our customers’ ability to comply with these regulations is outside of our control. However, noncompliance by our customers could have an indirect negative effect on our business. We are monitoring relevant chemical regulatory developments in order to limit the associated risks of new developments by being able to trigger countermeasures such as alternative products, and phase-outs, among others, at the right time.

Our financial results may be affected by tariffs or border adjustment taxes or other adverse trade restrictions.

We have global operations, including a significant presence in several major regions, including markets such as India and China. We cannot predict whether the countries in which we operate, or may operate in the future, could become subject to new or additional trade restrictions imposed by the United States or other governments, including the likelihood, type or effect of any such restrictions. The U.S. government imposed various actions regarding trade with China, including levying various tariffs on imports from China, and is contemplating imposing additional actions in the future. In addition, President Trump recently issued an executive order designed to secure the information and communications technology and services supply chain, which would restrict the acquisition or use in the United States of information and communications technology or services designed, developed, manufactured, or supplied by persons owned by, controlled by, or subject to the jurisdiction or direction of foreign adversaries. Further, the U.S. Commerce Department has implemented additional restrictions and may implement further restrictions that would affect conducting business with certain Chinese companies. The impact on us from these tariffs and trade restrictions is largely indirect, as our customers who import or export products to and from the United States are subject to the tariffs and trade restrictions and pass on the cost to us. However, we can provide no assurance that we will not be subject to direct tariffs and trade restrictions in the future. Similarly, the impact of these trade restrictions on the global value chains we serve may cause customers to seek other suppliers for our products in different countries, and we may be unable to recapture or replace such customers. Moreover, depending on the duration and implementation of the tariffs, the executive order and other regulatory actions, these trade restrictions may also adversely affect the development of new technologies and the rollout of next-generation networks, including 5G.

There is increased uncertainty with respect to trade relations, including as a result of potential retaliatory tariffs, between the United States and other countries, particularly China and Mexico. The focus on policy reforms that discourage U.S. corporations from outsourcing manufacturing and production activities to foreign jurisdictions, including increased customs restrictions and tariffs or quotas or the imposition of additional duties and other charges on imports and exports, could change the way we and our customers conduct business, increase our costs, or impede the timely delivery of our products and have a material adverse effect on our business, financial condition, and results of operations.

Our business and results of operations may be adversely affected by the recent COVID-19 outbreak or other similar outbreaks.

Health concerns arising from the outbreak of a health epidemic or pandemic, including COVID-19, may have an adverse effect on our business. Our business could be materially and adversely affected by the outbreak of a widespread health epidemic or pandemic, including arising from various strains of coronavirus, such as COVID-19, or avian flu or swine flu, such as H1N1, particularly if located in regions from which we derive a significant amount of revenue or profit. For example, we derive a significant portion of our revenue from, and maintain a significant operating footprint in, China. We have manufacturing facilities in China, and several of our customers and suppliers also are located in, China. Our operations in China experienced disruptions due to COVID-19 first identified in Wuhan, Hubei Province, China. COVID-19 has spread to a number of other countries and has had a global economic impact on the financial markets and economies of many countries. However, while it is premature to accurately predict the ultimate impact of these developments, we expect our results for the quarter ending March 31, 2020 to be adversely impacted with potential continuing, adverse impacts. As a result of COVID-19 or other similar outbreaks or adverse public health developments, in Asia or in any other region in which we operate, our operations, and those of our customers and suppliers have experienced in the past, and may experience in the future, delays or disruptions, such as difficulty obtaining required materials and temporary suspension of operations. In addition, our financial condition and results of operations could be adversely affected to the extent that COVID-19 or any other epidemic or outbreak harms the global economy in general. Furthermore, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our operating results. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our operations and assets in China are subject to significant political and economic uncertainties.

Changes in Chinese laws and regulations, or their interpretation, or the imposition of unexpected or confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency, or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, financial condition, and results of operations of our subsidiaries organized under the laws of China. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

Additionally, if we repatriate funds from our Chinese operations in order to fund our working capital requirements in jurisdictions outside of China, to pay dividends, or otherwise, we will be required to comply with the procedures and regulations of applicable Chinese law, which may significantly limit our ability to extract cash from our Chinese operations. Furthermore, under the Enterprise Income Tax Law and the regulation on the implementation of the Enterprise Income Tax Law, absent application of a relevant treaty, withholding tax at 10% will normally apply to dividends payable to non-Chinese investors which are derived from sources within China. Any changes to these procedures and regulations, or our failure or inability to comply with these or other aspects of these or other procedures and regulations, could prevent us from repatriating funds from our Chinese operations or subject us to other forms of taxation and/or penalties, which could have a material adverse effect on our business, financial condition, and results of operations. Failure to comply with applicable laws, regulations and/or rules in relation to foreign exchange control, including but not limited to the Administrative Regulations on Foreign Exchange of China, could subject us to administrative penalties (such as warnings and/or fines) as well as potential criminal liabilities in severe situations.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy may not continue to grow and if there is growth, such growth may not be steady and uniform. If there is a slowdown, such slowdown may have a negative effect on our Chinese business and our business in general. We can provide no assurance that the various macroeconomic measures and monetary policies adopted by the Chinese government to guide economic growth and the allocation of resources will be effective in sustaining the growth rate of the Chinese economy. If Chinese growth stagnates or there is an economic downturn in China, our business, financial condition, and results of operations may be materially adversely affected.

The Chinese government’s control of currency conversion and expatriation of funds may affect our liquidity.

The Chinese government imposes controls on the convertibility of the currency of China (the “RMB”) into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all revenues of our subsidiaries organized under the laws of China are denominated in RMB. Shortages in the availability of foreign currency in China may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade-related payments, can be made in foreign currencies without prior approval from China’s State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements, including, among others, submission of relevant documentary evidence of such transactions to designated foreign exchange banks in China for processing of relevant payments. We are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks in China. However, for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law and may be subject to taxation. In accordance with relevant Chinese laws and provisions in their articles of association, each of our Chinese subsidiaries is required to set aside 10% of its after tax profits based on Chinese accounting standards as statutory reserve until such reserve reaches 50% of its registered capital. As a result, our Chinese subsidiaries may be restricted in their ability to transfer cash outside of China whether in the form of dividends, loans, and advances. These restrictions and requirements could reduce the amount of distributions that we receive from our subsidiaries, which would restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness.

Furthermore, approval from SAFE or its local branch is required where RMB are to be converted into foreign currencies and remitted out of China for payments of capital account items, such as the repayment of loans denominated in foreign currencies. Without a prior approval from SAFE or its local branch, cash generated from the operations of our Chinese subsidiaries may not be used to repay debt in a currency other than the RMB owed by such subsidiaries to entities outside China, or make other payments of capital account items outside China in a currency other than the RMB. The Chinese government may also at its discretion, restrict access in the future to foreign currencies for current account transactions. In the current regime of stringent regulation of outflow of capital, RMB outflow may face the same level of scrutiny by the Chinese government as the outflow of foreign currencies.

Additionally, because repatriation of funds of our Chinese subsidiaries requires the prior approval of SAFE and/or its authorized bank and/or compliance with certain procedural requirements, such repatriation could be delayed, restricted, or limited. There can be no assurance that the rules and regulations pursuant to which SAFE grants or denies such approval or stipulates the procedural requirements will not change in a way that adversely affects the ability of our Chinese subsidiaries to expatriate funds out of China. Future measures, including any additional requirements to repatriate profits earned in China, may increase our regulatory compliance burden.

Uncertainties presented by the Chinese legal system could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition, and results of operations.

Our operations in China are subject to applicable Chinese laws, rules, and regulations. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have little value as precedents, although the judicial interpretations issued by the Supreme Court of China have binding effect. Additionally, Chinese statutes are often principle-oriented and require detailed interpretations by the enforcement bodies to further apply and enforce such laws.

Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation, and trade. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because some of these laws and regulations are relatively new, and because of the limited volume of published court of arbitration decisions and their nonbinding nature (except for the judicial interpretations issued by the Supreme Court of China), the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the Chinese legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory, regulatory, and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection in China than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into in China. As a result, these uncertainties could have a material adverse effect on our business, financial condition, and results of operations.

Material increases in labor costs in China could have an adverse impact on our business and operating results.

We operate several manufacturing facilities in China. In past years, we have experienced increases in labor costs in our Chinese facilities. We expect increases in the cost of labor in our manufacturing facilities in China will continue to occur in the future. To the extent we are unable to pass on increases in labor costs to our customers by increasing the prices for our products and services, minimum wage increases or increases in other labor costs could have a material adverse effect on our business, financial condition, and results of operations.

If our land use rights in China are revoked, we would have no operational capabilities in the country.

Under Chinese law, land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may not be transparent. We have one technology center in Shanghai and another in Guangzhou. We also have one production facility in Guangzhou and are developing a second production facility in Yangzhou, which we believe will be operational in 2020. These facilities are operated independently from each other and the loss of land use rights at any one facility would not necessarily impact the operations at any other site. However, we rely on these land use rights, and the loss of such rights would have a material adverse effect on our business, financial condition, and results of operations.

Changes in the Chinese government’s policy on foreign investment in China may adversely affect our business and results of operations.

The Foreign Investment Access Special Management Measures (Negative List) (2019 Version) (“Negative List”), which became effective on July 30, 2019, has identified the industrial areas that are restricted or prohibited for foreign investors. The business of our Chinese subsidiaries does not fall within any of such restricted or prohibited areas and their business scope was duly approved by the Chinese foreign investment regulatory authority upon their establishment.

The Negative List may be updated from time to time, and there can be no assurance that the Chinese government will not change its policies in a manner that would render part or all of our business to fall within the restricted or prohibited categories. If we cannot obtain approval from the relevant approval authorities to engage in a business that becomes prohibited or restricted for foreign investors pursuant to any applicable updates under the Negative List, we may be forced to sell or restructure our business in China. If we are forced to adjust our corporate structure or business as a result of changes in government policy on foreign investment, it could adversely affect our reputation, business, financial condition, and results of operations.

The Foreign Investment Law of China (“Foreign Investment Law”) was formally adopted by the National People’s Congress of China on March 15, 2019 and came into effect on January 1, 2020 to replace the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law with a single unified law aimed at promoting foreign investment by better protecting the rights and interests of foreign investors and standardizing management of foreign investment. The Foreign Investment Law is formulated to establish regulatory principles governing foreign investment in China, with detailed implementing regulations and rules to be enacted by relevant regulatory authorities. As such, there exist uncertainties regarding the interpretation and implementation of the Foreign Investment Law and the evolution of the regulatory landscape of foreign investment. The proposed Foreign

Investment Law imposes enhanced information reporting requirements on foreign investors and the applicable foreign invested entities and requires reorganization of foreign-invested enterprises’ corporate governance for conformity with the Company Law of China. Once enacted, the Foreign Investment Law may have a material impact on certain aspects of our current corporate governance practices and business operations and may result in an increase in our compliance costs. In addition, and depending on the seriousness of the circumstances, noncompliance with information reporting obligations, concealment of information, and providing misleading or false information could result in monetary fines or criminal charges.

Foreign currency exchange rate fluctuations and volatility in global currency markets could have a material adverse effect on our business, financial condition, and results of operations.

The presentation currency for our consolidated financial statements is the U.S. dollar. Our international sales and operations expose us to fluctuations in foreign currency exchange rates. These movements in exchange rates may cause our revenues and expenses to fluctuate, impacting our profitability and cash flows and our results generally.

A significant part of our costs and revenues is denominated in currencies other than the U.S. dollar, with the significant majority of our non-U.S. dollar denominated revenues being in RMB and a significant majority of our costs being denominated in Euro.

To mitigate these risks we regularly evaluate whether to enter into foreign currency hedging from time to time. For example, effective January 21, 2019, we entered into a foreign currency forward with an amount of $200.0 million with a maturity of two years. There can be no assurance that such currency hedging activities would be successful, and any such currency hedging activities themselves would be subject to risk, including risks related to counterparty performance.

Although $479.0 million of our indebtedness is denominated in RMB, as of December 31, 2019, 67% of our debt under the senior secured credit facilities and 100% of our debt under the Opco Notes and the Holdco Notes is denominated in U.S. dollars. Because a majority of our revenues and costs are denominated in currencies other than the U.S. dollar, changes in foreign currency exchange rates, and in particular changes in the value of RMB and the Euro, could reduce our ability to service our debt.

These risks related to exchange rate fluctuations and currency volatility may increase in future periods as our operations outside of the United States and Europe continue to expand. Consequently, our business, financial condition, and results of operations may be materially adversely affected by fluctuations in currency exchange rates

The international scope of our operations and our corporate and financing structure may expose us to potentially adverse tax consequences.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate and financing structure. We are also subject to intercompany pricing laws, including those relating to the flow of funds between our companies pursuant to, for example, purchase agreements, licensing agreements, or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration, or interpretation of these laws or regulations in any applicable jurisdiction, could have a material adverse effect on our business, financial condition, and results of operations. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions, including the tax treatment or characterization of our indebtedness, or the Transactions. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could result in the disallowance of deductions, the imposition of withholding taxes on internal deemed transfers, capital gains taxes, including on transfers that have been made and/or deemed to have been made in connection with the Transactions or otherwise, the reallocation of income, penalties, or other consequences that could have a material adverse effect on our business, financial condition, and results of operations.

Recent U.S. tax legislation may adversely affect net income and cash flows.

Recently enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, adopting elements of a territorial tax system, limiting net operating loss carry forwards and introducing new anti-base erosion provisions. Many of these changes are effective for tax years beginning after December 31, 2017, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service, any of which could lessen or increase certain adverse impacts of the legislation. Further, it is reasonable to expect that non-U.S. taxing authorities will be reviewing current law for potential modifications in reaction to the implementation of the new U.S. tax legislation. While some of the changes made by the U.S. tax legislation, and any future U.S. or non-U.S. legislative changes, may adversely affect us in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis. We continue to work with our tax advisors and auditors to determine the full impact that the recent U.S. tax legislation as a whole will have on us.

Our failure to comply with trade restrictions such as economic sanctions and export controls could negatively impact our reputation and results of operations.

We are subject to trade restrictions, including economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea, and the Crimea Region of Ukraine. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts, and other remedial measures. Investigations of alleged violations can be expensive and disruptive. We maintain policies and procedures designed to comply with these laws and regulations. As part of our business, we may, from time to time, engage in limited sales and transactions involving certain countries that are targets of economic sanctions, provided that such sales and transactions are authorized pursuant to applicable economic sanctions laws and regulations. However, we cannot predict the nature, scope, or effect of future regulatory requirements, including changes that may affect existing regulatory authorizations, and we cannot predict the manner in which existing laws and regulations might be administered or interpreted.

In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation and could cause us to lose existing customers, prevent us from obtaining new customers, negatively impact investor sentiment about our company, require us to expend significant funds to remedy problems caused by violations and to avert further violations, and expose us to legal risk and potential liability, all of which may have a material adverse effect on our reputation, business, financial condition, and results of operations.

Our failure to comply with the anti-corruption laws of the United States and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which includes the U.S. Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act 2010 (“UK Bribery Act”), as well as the laws of the countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions, and partnering activities. The FCPA and the UK Bribery Act prohibit us and our officers, directors, employees, and business partners acting on our behalf, including agents (“representatives”), from corruptly offering, promising, authorizing, or providing anything of value to foreign government officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The UK Bribery Act also prohibits non-governmental commercial bribery, soliciting or accepting bribes, and “facilitation payments,” or small payments to low-level government officials to expedite routine approvals. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with foreign government officials responsible for issuing or renewing permits, licenses, or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system, and others are perceived to have elevated levels of public corruption. Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations.

Other companies, including some that may compete with us, may not be subject to the prohibitions listed above, and therefore may have a competitive advantage over us. We maintain policies and procedures reasonably designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or representatives for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition, and results of operations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our common shares.

We are a Jersey company with material business operations in Europe. Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period until the end of 2020, during which it will continue its ongoing and complex negotiations with the European Union relating to the future relationship between the parties. Significant political and economic uncertainty remains as to whether the terms of the relationship will differ materially from the terms before withdrawal, as well as regarding the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws, and transport laws could depress economic activity and restrict our access to capital.

Any of these factors could have a material adverse effect on our business, financial condition, and results of operations and reduce the price of our common shares.

We may be adversely affected by changes in legislation and regulation, which may impact how we provide products and services.

We are subject to extensive laws, regulations, and industry standards in the various jurisdictions where we operate, market, and distribute our products, including environmental, health and safety, product regulatory, financial, accounting, and tax laws and regulations, which vary from jurisdiction to jurisdiction. Legislative and regulatory changes that impact us and our customers’ industries may impact how we provide products and services to our customers. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us. Delays in adapting our products and services to legislative and regulatory changes could harm our reputation. Also, we may not be as well-equipped to respond to changes in legislation or regulation as some of our competitors or we may become subject to new legislation or regulation with regard to the products and services we offer which could cause us to be prohibited from providing certain services or make provision of affected services more expensive.

Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules, and regulations, there is no guarantee that we will remain in compliance. Any noncompliance could result in civil, criminal and administrative fees, fines, penalties, taxes, interruptions in our operations, and reputational harm for the company, which may have a material adverse effect on our business, financial condition, and results of operations.

Our know-how and innovations may not be adequately protected.

We believe that our product development, brand recognition and reputation, and the technological and innovative skills of our personnel are essential to establishing and maintaining our leadership position. We rely on a combination of patent, copyright, trademark, trade secrets, confidentiality procedures, technical measures, and contractual agreements with our customers, suppliers, and employees to establish and protect our know-how and innovations according to our products and services. If we fail to protect our know-how and innovations, our competitive position could suffer, which could adversely affect our business, financial condition, and results of operations.

We may be forced to initiate litigation or other enforcement actions against third parties to protect our know-how and innovations as well as defend and enforce our intellectual property rights. Litigating claims related to the enforcement of intellectual property rights is very expensive and can be burdensome in terms of management time and resources, which could adversely affect our business, financial condition, and results of operations. Moreover, the scope of our intellectual property rights may not prevent competitors from designing around such rights.

In some cases, we rely upon unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. While we generally will enter into confidentiality agreements with our employees and third parties to protect our intellectual property, our confidentiality agreements could be breached and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. In addition, adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets or manufacturing expertise. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition.

In addition, we rely on both registered and unregistered trademarks to protect our name and brands. We can provide no assurance that our pending trademark applications will be approved. Failure by us to adequately maintain the quality of our products and services associated with our trademarks or any loss to the distinctiveness of our trademarks may cause us to lose certain trademark protection, which could result in the loss of goodwill and brand recognition in relation to our name and products. In addition, successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.

The failure of our patents, applicable intellectual property law, or our confidentiality agreements to protect our intellectual property and other proprietary information, including our know-how and innovations relating to processes, apparatuses, technology, trade secrets, trade names and proprietary manufacturing expertise, methods, and compounds, or if we are unsuccessful in our judicial enforcement proceedings, could have a material adverse effect on our competitive advantages, business, financial condition, and results of operations, and could require us to devote resources advertising and marketing these new brands. Further, we can provide no assurance that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

From time to time, competitors challenge the validity of our patents and trademarks, and we challenge the validity of their patents and trademarks. Further, our competitors may circumvent our patents or our patents may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. We cannot be certain either of successfully defending the validity of our patents and trademarks or of invalidating patents and trademarks of our competitors. Additionally, our patents will all eventually expire, after which we will not be able to prevent our competitors from using our previously patented technologies, which could materially adversely affect any competitive advantage we have stemming from those products and technologies. We also cannot assure that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.

The laws of some countries regarding trademark, patent, copyright, and other intellectual property rights do not protect proprietary rights to the same degree as the laws of the United States and there is a risk that our ability to protect our proprietary rights may not be adequate in these countries. Many companies have encountered significant problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we intend to operate or to sell our products. In particular, the application of laws governing intellectual property rights in China has historically been less effective than those in other jurisdictions, mainly due to the lack of procedural rules for discovery of evidence, low damage awards, and low rates of criminal penalties against intellectual rights infringements. Accordingly, protection of intellectual property rights in China may not be as effective as other countries. Furthermore, the policing of unauthorized use of proprietary technology is difficult and expensive, and we may need to commence and become involved in expensive and lengthy proceedings to enforce or defend patents issued to us or determine the enforceability, scope, and validity of our proprietary rights or those of others. The experience and capabilities of different courts in handling intellectual property related matters vary, and outcomes are unpredictable. Therefore, it could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights in China or elsewhere, our business, financial condition, and results of operations could be materially adversely affected. In addition, our competitors in China and these other countries may independently develop similar technology or duplicate our products, even if unauthorized, which could potentially reduce our sales in these countries and have a material adverse effect on our business, financial condition, and results of operations.

We have applied for patent protection relating to certain existing and proposed products, processes, and services in certain jurisdictions. While we generally consider applying for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately assess all the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that our pending patent applications will not be challenged by third parties or that such applications will eventually be issued by the applicable patent offices as patents. We also cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our U.S. patents. It is possible that only a limited number of the pending patent applications will result in issued patents, which may have a material adverse effect on our business, financial condition, and results of operations.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

From time to time, we may receive notices from third parties claiming infringement by our products and services of third-party patent and other intellectual property rights. As the number of products and services in our markets increases and the functionality of these products and services further overlaps, we may become increasingly subject to claims by a third party that our products and services infringe such party’s intellectual property rights. In addition, there is a growing occurrence of patent suits being brought by organizations that use patents to generate revenues without manufacturing, promoting or marketing products, or investing in R&D in bringing products to markets. These organizations continue to be active and target whole industries as defendants. We may not prevail in any such litigation given the complex technical issues and inherent uncertainties in intellectual property litigation.

If an infringement suit against us is successful, we may be required to compensate the third-party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant. We might also be prevented or enjoined by a court from continuing to provide the affected product or service and may be forced to significantly increase our development efforts and resources to redesign such product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third-party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time-consuming for our personnel and management, result in costly litigation, cause product shipment delays, and harm our reputation, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We operate in a litigious environment, which may adversely affect our business, financial condition, and results of operations.

We may become involved in legal actions and claims arising in the ordinary course of business, including litigation regarding employment matters, breach of contract, and other commercial matters. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our business, financial condition, and results of operations.

We may be liable for damages based on product liability claims brought against our customers in our end-markets or from our customers and their employees, and any successful claim for damages could have a material adverse effect on our business, financial condition, and results of operations.

We produce and use hazardous chemicals, the handling and use of which require appropriate procedures and care. As a result of the hazardous nature of some of the products we produce and use, we may face claims relating to incidents that involve our customers’ improper handling, storage, and use of our products.

In addition, many of our products provide critical performance attributes to our customers’ products that are sold to consumers who could potentially bring product liability suits related to such products. Our sale of these products therefore involves the risk of product liability claims, including class action lawsuits that claim liability for death, injury, or property damage caused by products that we manufacture or that contain our components. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our business, financial condition, and results of operations. While we endeavor to protect ourselves from such claims and exposures in our contractual negotiations, we can provide no assurance that our efforts in this regard will ultimately protect us from any such claims.

We depend upon our information technology systems, which are subject to interruption and failure.

Our business operations could be disrupted if our information technology systems fail to perform adequately. The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber-attacks, and viruses. Any such damage or interruption could have a material adverse effect on our business, financial condition, and results of operations.

Further, our information technology systems, including those managed by third-party service providers, may be subject to computer viruses, malicious software, attacks by hackers, and other forms of cyber intrusions or unauthorized access, any of which can create system disruptions, shutdowns, or unauthorized disclosure of sensitive data. In addition, a security breach that leads to disclosure of information protected by privacy laws could compel us to comply with breach notification requirements under state, national, and federal laws and regulations, potentially resulting in litigation or regulatory action, or otherwise subjecting us to liability under laws that protect personal data.

We attempt to mitigate the above risks by employing several measures, including monitoring and testing of our security controls, employee training, maintenance of protective systems and contingency plans, and contracting with service providers to address third-party cybersecurity risks. Nonetheless, it is impossible to eliminate all cybersecurity risk and thus we remain potentially vulnerable to known or unknown threats. Information security risks have generally increased in recent years because of the increased proliferation, sophistication, and availability of complex malware and hacking tools to carry out cyber-attacks. As cyber threats continue to evolve, we may be required to expend additional resources to mitigate new and emerging threats while continuing to enhance our information security capabilities or to investigate and remediate security vulnerabilities.

Natural disasters, catastrophes, fire, or other unexpected events could have a material adverse effect on our business, financial condition, and results of operations.

Many of our business activities involve substantial investments in manufacturing facilities. These facilities could be materially damaged by natural disasters, such as floods, tornadoes, hurricanes, and earthquakes, or by fire or other unexpected events such as adverse weather conditions or other disruptions to our facilities, supply chain, or our customer’s facilities. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, and/or suffer material losses in operational capacity, which could have a material adverse impact on our business, financial condition, and results of operations.

Any natural disaster, catastrophe, fire, or other unexpected event could result in personal injury and loss of life, damage to property, and contamination of the environment, which may result in a shutdown of our facilities, suspension of operations, and the imposition of civil or criminal fines, penalties and other sanctions, cleanup costs, and claims by governmental entities or third parties. We are dependent on the continued operation of our production facilities, and the loss or shutdown of operations over an extended period at any of our other major operating facilities could have a material adverse effect on our business, financial condition, and results of operations.

Our revenues and profitability have varied depending on our product, customer, and geographic mix for any given period, which makes it difficult to forecast future operating results.

Our revenues vary among our products and customer groups and markets, and therefore may be different in future periods from historic or current periods. Overall profitability in any given period is dependent in large part on the product, customer, and geographic mix reflected in that period’s revenue. Market trends, competitive pressures, commoditization of products, increased component or shipping costs, foreign currency exchange rates, regulatory conditions, and other factors may result in reductions in our revenues and/or pressure on our profitability in a given period. Given the nature of our business, the impact of these factors on our business and results of operations will likely vary from period to period and from product to product. For example, a change in market trends that results in a decline in demand for high-margin products will have a disproportionately greater adverse effect on our profits for that period. Additionally, our equipment sales are subject to greater fluctuation than sales of our chemistry. Because of the varying nature of our product, customer, and geographic mix from period to period, and the corresponding variations in our revenue and profitability, we may experience difficulties in measuring the potential impact of market, regulatory, and other factors on our business. As a result, we may be challenged in our ability to forecast our future operating results. Further, potential future business acquisitions can compound the difficulty in making comparisons between prior, current, and future periods because acquisitions and divestitures, which are not ordinary course events, also affect our profitability and our overall operating results.

The loss of certain customers could adversely affect our overall sales and profitability.

The loss of any one of our most significant customers could have a material adverse effect on our business, financial condition, and results of operations for the affected earnings periods. The principal products purchased by such customers are EL chemistry products used in connection with the manufacturing of electronics components, including PCBs and SCs, and GMF chemistry products used in the manufacturing of products for the automotive surface finishing, construction equipment, household appliances, fixtures, and heavy machinery industries.

For fiscal 2019, our top ten customers represented approximately 26% of our chemistry revenues although no single customer represented more than 6% of our chemistry revenue. Loss of any such customer or any disruption in our relationship with such customers, could result in a reduction of revenue generated by such customers. If we are unable to replace revenue generated by one or more of our major customers, our revenue may significantly decrease which would have a material adverse effect on our business, financial condition, and results of operations.

We may be required to record an impairment charge on our accounts receivable if we are unable to collect the outstanding balances from our customers.

We frequently sell products and services to customers on credit. We estimate the collectability of our accounts receivable based on our analysis of the accounts receivable, historical bad debts, customer creditworthiness, and current economic trends. We continuously monitor collections from our customers and maintain adequate impairment allowance for doubtful accounts. However, if the bad debts significantly exceed our impairment allowance, we may be required to record an impairment charge and our business, financial condition, and results of operations could be materially adversely affected.

Our business, financial condition, and results of operations could be adversely affected by decreases in the average selling prices of products in the specialty chemistry industry.

Decreases in the average selling prices of our products may have a material adverse effect on our business, financial condition, and results of operations. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency or by shifting to higher margin chemical products. In the past, we have elected to discontinue selling certain products as a result of sustained material decreases in the selling price of such products and our inability to effectively offset such decrease through shifts in operations. If we are unable to respond effectively to decreases in the average selling prices of our products in the future, our business, financial condition, and results of operations could be materially adversely affected. Further, while we may elect to discontinue products that are significantly affected by such price decreases, we can provide no assurance that any such discontinuation will mitigate the related declines in our financial condition.

Underfunded defined benefit pension plans could have a material adverse effect on our business, financial condition, and results of operations.

We maintain defined benefit pension plans, including in Germany. Various factors, such as changes in actuarial estimates and assumptions (including in relation to life expectancy and rate of return on assets) as well as actual return on assets, can increase the expenses and liabilities of the defined benefit pension plans. The assets and liabilities of the plans must be valued from time to time under applicable funding rules, and as a result we may be required to increase the cash payments in relation to these defined benefit pension plans. To the extent any of these plans are or become in the future underfunded or unfunded, the liabilities in relation to these plans will need to be satisfied from our operating reserves as they mature.

We may incur material costs relating to environmental and health and safety requirements or liabilities, which could have a negative impact on our business, financial condition, and results of operations.

As an international manufacturer and distributor of specialty chemistry and solutions, we are subject to extensive federal, state, local, and foreign environmental, health and safety laws and regulations concerning, among other things, emissions to the air, discharges to land, surface, subsurface strata, wastewater, and storm water discharges, and the generation, use, handling, storage, transportation, treatment, and disposal of hazardous waste and other materials. We are also required to hold numerous environmental permits related to our operations in various jurisdictions. Our operations bear the risk of violations of those laws and permits, and sanctions for violations such as capital expenditure obligations, clean up and removal costs, long-term monitoring and maintenance costs, costs of waste disposal, natural resource damages, and payments for property damage and personal injury. Although it is our policy to comply with such laws, permits, and regulations, it is possible that we have not been or may not be at all times in compliance with all these requirements. Many of our products are inherently hazardous. Moreover, our R&D, manufacturing, formulation, and packaging activities involve the use of hazardous materials and the generation of hazardous waste. Furthermore, we cannot eliminate the risk of accidental contamination, discharge, or injury resulting from these materials. As a result, we could in the future incur significant liabilities, including cleanup costs, fines and sanctions, and third-party claims for property or natural resource damages or personal injuries, any of which could be material.

Liability under some environmental laws relating to contaminated sites can be joint and several and imposed retroactively, regardless of fault or the legality of the activities that gave rise to the contamination. Some of our current manufacturing facilities and former facilities have an extended history of chemical manufacturing operations or other industrial activities, and contaminants have been detected at some of our sites. We or our predecessors have in the past been, and are currently, required to remediate contamination at several of our current and former sites. In particular, we have conducted soil remediation at the Erandio site in a former Chrome VI production area. Excavation work has been completed with final measurements and report pending. Further investigations and measurements are requested by authorities and depend also on measurement-results after the current remediation is finished, and there remains some risk that further remediation might be necessary. We also have received notices regarding potential responsibility for certain costs relating to offsite disposal locations, none of which we believe are material.

Chemical manufacturing is inherently hazardous and could result in accidents that disrupt our operations or expose us to significant losses or liabilities.

The hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products, and wastes are inherent in our operations. These hazards could lead to an interruption or suspension of operations and have a material adverse effect on the productivity and profitability of a particular manufacturing facility or on our business as a whole. Potential risks include:

•	storage tank leaks and ruptures;

•	explosions and fires;

•	inclement weather and natural disasters;

•	terrorist attacks;

•	cybersecurity breaches;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions; and

•	chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may result in personal injury and loss of life, damage to property, and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal fines, penalties and other sanctions, cleanup costs, and claims by governmental entities or third parties. We are dependent on the continued operation of our production facilities, and the loss or shutdown of operations over an extended period at any of our major operating facilities could have a material adverse effect on our business, financial condition, and results of operations.

Global climate change legislation could negatively impact our results of operations or limit our ability to operate our business.

We operate production facilities in several countries. In many of the countries in which we operate, legislation has been passed or proposed, or legislation is being considered, to limit greenhouse gases through various means, including the capping and trading of emissions credits. Greenhouse gas regulation in the jurisdictions in which we operate could negatively impact our future results from operations through increased costs of production. We may be unable to pass such increased costs on to our customers, which may decrease our revenues and net income and have a material adverse effect on our business, financial condition, and results of operations. In addition, the potential impact of climate change regulation on our customers is highly uncertain and may also materially adversely affect our business, financial condition, and results of operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, internal codes of conduct, and insider trading prohibition.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with applicable regulations, to provide accurate information to the United States or other regulators, to comply with manufacturing standards we have established, to comply with federal and state fraud and abuse laws and regulations in the United States and other countries or jurisdictions, to report financial information or data accurately, or to disclose unauthorized activities to us.

It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations, including applicable environmental laws and regulations. For example, in 2017, we conducted an investigation regarding certain of our employees in India and concluded that improper payments or expense reimbursements had been made, which were inconsistent with our anti-corruption compliance policies. Based on our investigation, we believe that such improper payments or reimbursements did not involve personnel outside of India and amounted to less than $10,000 total. While we implemented remedial measures including, but not limited to, disciplinary actions, terminations, and enhanced oversight of our operations in India and throughout the business that may limit the risk, we can provide no assurance that such remedial measures will prevent similar inappropriate business practices in the future. If any such misconduct occurs or any related actions are instituted against us (and we are not successful in defending ourselves or asserting our rights) such misconduct or actions could have a material adverse effect on our business, financial condition, and results of operations.

We are not insured against all potential risks.

To the extent available, we maintain insurance coverage that we believe is customary in our industry. Such insurance does not, however, provide coverage for all liabilities, including certain hazards incidental to our business, and we can provide no assurance that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable. For example, the occurrence of a significant business interruption in the operation of one or more of our key facilities, countries, partners, or systems could result in liability to us that is not insured and therefore could have a material adverse effect on our business, financial condition, and results of operations. In addition, our products are used in or integrated with many high-risk end-products and therefore if such products were involved in a disaster or catastrophic accident, we could be involved in litigation arising out of such incidents and susceptible to significant expenses or losses.

Our ability to use and operate certain portions of our facilities may be limited by the validity of, or a default or termination under, our real property leases.

Certain portions of our facilities are leased from third-party landlords, and we expect to lease facilities in the future. The invalidity of, or default or termination under, any of our leases may interfere with our ability to use and operate all or a portion of certain of our facilities, which may have material adverse effect on our business, financial condition, and results of operations.

Our real property is subject to casualty risks, which may have a material adverse effect on our business, financial condition, and results of operations.

We maintain insurance covering our respective properties, operations, personnel, and businesses as is customary in our industry and as required under our senior secured debt facilities. However, there are certain losses, including losses resulting from terrorist acts, that may be either uninsurable or not economically insurable, in whole or in part. As a result, we cannot assure you that the insurance proceeds will compensate us fully for our losses.

In the event of a total or partial loss affecting any of the real property, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to obtain replacement units or inventory may cause significant delays, which may have a material adverse effect on our business, financial condition, and results of operations. In addition, certain zoning laws and regulations may prevent rebuilding substantially the same facilities in the event of a casualty, which may have a material adverse effect on our business, financial condition, and results of operations.

Our real property is subject to condemnation risks, which may have a material adverse effect on our business, financial condition, and results of operations.

It is possible that all or a portion of the real property may become subject to a condemnation proceeding. In such event, we may be compensated for any total or partial loss of property but it is possible that such compensation will be insufficient to fully compensate us for our losses. In addition, a total or partial condemnation may interfere with our ability to use and operate all or a portion of the affected facility, which may have a material adverse effect on our business, financial condition, and results of operations.

We face risks related to our derivative instruments.

From time to time, we may utilize derivative instruments to manage fluctuations in interest rates and foreign currency exchange rates. These derivative instruments manage our risk in the form of interest rate swaps and caps, forward hedges, and cross-currency and foreign exchange contracts. Periodically, we are required to determine the change in fair value, called the “mark-to-market,” of some of these derivative instruments, which could expose us to substantial mark-to-market losses or gains if such rates or prices fluctuate materially from the time the derivatives were entered into. Accordingly, volatility in rates or prices may adversely impact our business, financial condition, and results of operations and could impact the cost and effectiveness of our derivative instruments in managing our risks.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy and our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations with respect to our indebtedness.

As of December 31, 2019, we had $2,169.8 million of indebtedness (excluding short-term and long-term deferred financing costs and $75.1 million of lease liabilities), including $425.0 million of our Opco Notes, $299.1 million of our Holdco Notes, $961.0 million of the USD Term Loan Facility, and $479.0 million of the

RMB Term Loan Facility. In addition, we had no outstanding borrowings under our revolving credit facility (as defined herein) and $232.5 million in borrowing capacity available under our revolving credit facility, after giving effect to $17.5 million of guarantee obligations. As of December 31, 2019, we were in compliance with all the covenants under our outstanding debt instruments.

Our substantial indebtedness could have important consequences for you. For example, it could:

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, general corporate purposes, or other purposes;

•	require us to devote a substantial portion of our annual cash flow to the payment of interest on our indebtedness;

•	expose us to the risk of increased interest rates as, over the term of our debt, the interest cost on a significant portion of our indebtedness is subject to changes in interest rates;

•	hinder our ability to adjust rapidly to changing market conditions;

•	limit our ability to secure adequate bank financing in the future with reasonable terms and conditions or at all; and

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, a potential downturn in general economic conditions or in one or more of our businesses.

We are more leveraged than some of our competitors, which could adversely affect our business plans. A relatively greater portion of our cash flow is used to service debt and other financial obligations. This reduces the funds we have available for working capital, capital expenditures, acquisitions, and other purposes and, given current credit constriction, may make it more difficult for us to make borrowings in the future. Similarly, our relatively greater leverage increases our vulnerability to, and limits our flexibility in planning for, adverse economic and industry conditions and creates other competitive disadvantages compared with other companies with relatively less leverage.

In addition, the indentures governing the Opco Notes and the Holdco Notes and the agreements governing our senior secured credit facilities contain affirmative and negative covenants that limit our and certain of our subsidiaries’ ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

To service all of our indebtedness, we will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control.

Our operations are conducted through our subsidiaries and our ability to make cash payments on our indebtedness will depend on the earnings and the distribution of funds from our subsidiaries. None of our subsidiaries, however, is obligated to make funds available to us for payment on our indebtedness. Further, the terms of the instruments governing our indebtedness significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Our ability to make cash payments on and refinance our debt obligations, to fund planned capital expenditures, and to meet other cash requirements will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory, and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available under our senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs, including planned capital expenditures. In such circumstances, we may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity, or reducing or delaying capital expenditures, strategic acquisitions, investments, and alliances. Such actions, if necessary, may not be effected on commercially reasonable terms or at all. The instruments governing our indebtedness restrict our ability to sell assets and our use of the proceeds from such sales, and we may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our revolving credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the credit agreement governing our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities or we are in default thereunder and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the credit agreement governing our senior secured credit facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation, which would also result in an event of default under our Opco Notes Indenture and Holdco Notes Indenture.

Despite our current level of indebtedness and restrictive covenants, we and our subsidiaries may incur additional indebtedness or we may pay dividends in the future. This could further exacerbate the risks associated with our substantial financial leverage.

We and our subsidiaries may incur significant additional indebtedness under the agreements governing our indebtedness. Although the indentures governing the Opco Notes and the Holdco Notes and the credit agreement governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to several thresholds, qualifications, and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Additionally, these restrictions also will not prevent us from incurring obligations that, although preferential to our common shares in terms of payment, do not constitute indebtedness.

In addition, if new debt is added to our and/or our subsidiaries’ debt levels, the related risks that we now face as a result of our leverage would intensify. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements.”

We are dependent upon our lenders for financing to execute our business strategy and meet our liquidity needs. If our lenders are unable or unwilling to fund borrowings under their credit commitments or we are unable to borrow, it could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent upon our lenders for financing to execute our business strategy and meet our liquidity needs. If our lenders are unable to fund borrowings under their credit commitments or we are unable to borrow from them for any reason, there could be a material adverse effect on our business, financial condition, and results of operations. During periods of volatile credit markets, there is risk that any lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including, but not limited to, extending credit up to the maximum permitted by a credit facility, allowing access to additional credit features and otherwise accessing capital and/or honoring loan commitments. If our lenders are unable or unwilling to fund borrowings under their revolving credit commitments or we are unable to borrow from them, it could be difficult in such environments to obtain sufficient liquidity to meet our operational needs.

Our ability to obtain additional capital on commercially reasonable terms may be limited.

Although we believe our cash and cash equivalents, together with cash we expect to generate from operations and unused capacity available under our revolving credit facility, provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively.

If we are unable to obtain capital on commercially reasonable terms, it could:

•	reduce funds available to us for purposes such as working capital, capital expenditures, research and development, strategic acquisitions, and other general corporate purposes;

•	restrict our ability to introduce new products or exploit business opportunities;

•	increase our vulnerability to economic downturns and competitive pressures in the markets in which we operate; and

•	place us at a competitive disadvantage.

In addition, in July 2017, the United Kingdom’s Financial Conduct Authority which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. If LIBOR ceases to exist, we may need to renegotiate any borrowing under the USD Term Loan Facility extending beyond 2021 using LIBOR as a factor to determine the interest rate. The replacement for LIBOR is uncertain at this time and as a result it is not possible to predict the effect of a LIBOR phase out on our cost of capital.

Difficult and volatile conditions in the capital, credit and commodities markets and in the overall economy could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Difficult global economic conditions, including concerns about sovereign debt and significant volatility in the capital, credit, and commodities markets, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. These global economic factors, combined with low levels of business and consumer confidence and high levels of unemployment, precipitated a slow recovery from the global recession and from time to time create a concern about a return to recessionary conditions. These difficult conditions and the overall economy can affect our business in several ways. For example:

•

as a result of the volatility in commodity prices, we may encounter difficulty in achieving sustained market acceptance of past or future price increases, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows;

•

under difficult market conditions, there can be no assurance that borrowings under our revolving credit facility would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on reasonable terms, or at all;

•

in order to respond to market conditions, we may need to seek waivers from various provisions in the credit agreement governing our senior secured credit facilities, and in such case, there can be no assurance that we can obtain such waivers at a reasonable cost, if at all;

•

market conditions could cause the counterparties to the derivative financial instruments we may use to hedge our exposure to interest rate, commodity, or currency fluctuations to experience financial difficulties and, as a result, our efforts to hedge these exposures could prove unsuccessful and, furthermore, our ability to engage in additional hedging activities may decrease or become more costly; and

•	market conditions could result in our key customers experiencing financial difficulties and/or electing to limit spending, which in turn could result in decreased sales and earnings for us.

In general, downturns in economic conditions can cause fluctuations in demand for our and our customers’ products, product prices, volumes, and margins. Future economic conditions may not be favorable to our industry and future growth in demand for our products, if any, may not be sufficient to alleviate any existing or future conditions of excess industry capacity. A decline in the demand for our products or a shift to lower margin products due to deteriorating economic conditions could have a material adverse effect on our business, financial condition, and results of operations and could also result in impairments of certain of our assets. We do not know if market conditions or the state of the overall economy will maintain its current course, improve, or decline in the near future. We cannot provide assurance that any decline in economic conditions or economic downturn in one or more of the geographic regions in which we sell our products would not have a material adverse effect on our business, financial condition, and results of operations.

Our debt obligations may limit our flexibility in managing our business.

The indentures governing our Holdco Notes and Opco Notes and the credit agreement governing our senior secured credit facilities require us to comply with several customary financial and other restrictive covenants, such as maintaining leverage ratios in certain situations, maintaining insurance coverage, and restricting our ability to make certain investments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements.” These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we were to default on the indentures governing our Holdco Notes or Opco Notes, the credit agreement governing our senior secured credit facilities, or other debt instruments, our business, financial condition, and results of operations would be materially adversely affected.

Risks Related to this Offering and Ownership of our Common Shares

Because a significant portion of our operations is conducted through our subsidiaries, we are largely dependent on our receipt of distributions or other payments from our subsidiaries for cash to fund all of our operations and expenses, including to make future dividend payments, if any.

A significant portion of our operations is conducted through our subsidiaries. As a result, our ability to service our debt or to make future dividend payments, if any, is largely dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans, or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not currently expect to declare or pay dividends on our common shares for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common shares, the credit agreement governing our senior secured credit facilities and the indentures governing the Holdco Notes and the Opco Notes significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. Further, there may be significant tax and other legal restrictions on the ability of foreign subsidiaries to remit money to us.

There is no existing market for our common shares, and we do not know if one will develop to provide you with adequate liquidity to sell our common shares at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our common shares. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the stock exchange on which we intend to list our common shares or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common shares that you buy. The initial public offering price for the common shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common shares at prices equal to or greater than the price you paid in this offering, or at all.

We will incur increased costs as a result of operating as a publicly traded company, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly traded company, we will incur additional legal, accounting, and other expenses that we did not previously incur. Although we are currently unable to estimate these costs with any degree of certainty, they may be material in amount. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules of the SEC and the stock exchange on which our common shares are listed, have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives as well as investor relations. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur additional costs to maintain the same or similar coverage.

Furthermore, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, the market price of our common shares could decline and we could be subject to potential delisting by the stock exchange on which our common shares are listed and review by such exchange, the SEC or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our common shares.

The price of our common shares may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common shares may prevent you from being able to sell your common shares at or above the price you paid for your common shares. The market price of our common shares could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industries;

•	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common shares or the stock of other companies in our industries;

•	the failure of research analysts to cover our common shares;

•	strategic actions by us, our customers, or our competitors, such as acquisitions or restructurings;

•	increased competition;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to us;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	material litigation or government investigations;

•	default on our indebtedness;

•

changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism, natural disasters, severe weather, or responses to such events;

•	reactions to changes in the markets for the raw materials or key inputs that impact our production or our industries generally;

•	changes in key personnel;

•	sales of common shares by us, Carlyle, or members of our management team;

•	termination or expiration of lock-up agreements with our management team and principal shareholders;

•	the granting or exercise of employee stock options;

•	volume of trading in our common shares; and

•	the realization of any risks described under this “Risk Factors” section.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the end-markets we serve. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our common shares and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the market price for our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common shares to decline.

The pro forma and non-IFRS financial measures included in this prospectus are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

The unaudited pro forma financial information included in this prospectus was derived from the audited financial statements and the related notes thereto of the Predecessor and Successor and is presented for information purposes only and is not necessarily indicative of what our actual financial condition or results of operations would have been had the Acquisition been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations. Accordingly, our financial condition and results of operations in the future may not be consistent with, or evident from, such pro forma financial information. The non-IFRS financial measures included in this prospectus, including Adjusted EBITDA, include information that we use to evaluate our past performance, but you should not consider such information in isolation or as an alternative to measures of our performance determined under IFRS. For further information regarding such limitations, see “Prospectus Summary—Summary Historical and Pro Forma Financial Information.”

If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2021. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common shares could decline and we could be subject to sanctions or investigations by the stock exchange on which we intend to list our common shares, the SEC, or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 of the Sarbanes-Oxley Act requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures, or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our common shares, and could adversely affect our ability to access the capital markets.

We are controlled by Carlyle, whose interests in our business may be different than yours.

As of the date hereof, Carlyle owns approximately 100% of the outstanding common shares of Atotech Limited (without giving effect to the conversion of preferred shares discussed in “Basis of Presentation”), and is able to control our affairs in all cases. Following this offering, Carlyle will continue to own approximately             % of Atotech Limited’s common shares (or             % if the underwriters exercise their option to purchase additional common shares in full). Pursuant to a shareholders agreement, a majority of our board of directors (the “Board”) will be designated by Carlyle, and Carlyle will continue to have the ability to designate a majority of our directors until it owns less than 25% of the outstanding common shares. See “Certain Relationships and Related Party Transactions.” As a result, Carlyle or its respective designees to our Board will have the ability to control the appointment of our management, the entering into of mergers, sales of substantially all or all of our assets, and other extraordinary transactions and influence amendments to our memorandum of association and articles of association. So long as Carlyle continues to own a majority of our common shares, they will have the ability to control the vote in any election of directors and will have the ability to prevent any transaction that requires shareholder approval regardless of whether other shareholders believe the transaction is in our best interests.

In any of these matters, the interests of Carlyle may differ from or conflict with your interests. Moreover, this concentration of share ownership may also adversely affect the trading price for our common shares to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. In addition, since Carlyle will continue to own approximately             % of our common shares (or             % if the underwriters exercise their option to purchase additional common shares in full), the price of our common shares may be volatile due to a smaller public float. Carlyle is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are our existing or potential suppliers or customers. Carlyle may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue.

We have no plans to pay regular dividends on our common shares, so you may not receive funds without selling your common shares.

We have no plans to pay regular dividends on our common shares. We generally intend to utilize our future earnings, if any, to fund our growth and reduce our indebtedness. Any payment of future dividends will be at the discretion of our Board (subject to, and in accordance with, our articles of association) and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our Board deems relevant. The senior secured credit facilities and the indentures governing the Holdco Notes and the Opco Notes also effectively limit our ability to pay dividends. Accordingly, you may have to sell some or all of your common shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common shares and you may lose the entire amount of the investment.

You may suffer immediate and substantial dilution.

The initial public offering price per share of our common shares is substantially higher than our net tangible book value per common share immediately after the offering. As a result, you may pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. At an offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, you may incur immediate and substantial dilution in the amount of $             per share. We also had             common shares issuable upon the exercise of options outstanding as of December 31, 2019 at a weighted average exercise price of $             per share (in each case after giving effect to the             -to-1 share split). To the extent these options are exercised, there may be further dilution. See “Dilution.”

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under Jersey law. The rights of holders of common shares are governed by Jersey law, including the provisions of the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”), and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Capital Stock—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Jersey Companies Law applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

Future sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our common shares.

We and substantially all of our current shareholders may sell additional common shares in subsequent public offerings. We may also issue additional common shares or convertible debt securities, for a variety of reasons, including to finance future acquisitions. After the consummation of this offering, we will be authorized to issue 10,000,000,000 common shares and have             common shares outstanding. This number includes             common shares sold by us which may be resold immediately in the public market. Of the remaining common shares,             , or approximately             % of our total outstanding common shares, are restricted from immediate resale under the lock-up agreements between our current shareholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These common shares and any common shares which may be issued upon exercise of outstanding options will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of two of the four representatives of the underwriters, is 180 days after the date of this prospectus, subject to compliance with the applicable requirements under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).

We cannot predict the size of future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of our common shares. Sales of substantial amounts of our common shares (including sales pursuant to Carlyle’s registration rights and common shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. See “Certain Relationships and Related Party Transactions” and “Common Shares Eligible For Future Sale.”

If a U.S. person is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

As a result of the comprehensive U.S. tax reform bill signed into law on December 22, 2017, many of our non-U.S. subsidiaries will be classified as “controlled foreign corporations” for U.S. federal income tax purposes due to the expanded application of certain ownership attribution rules within a multinational corporate group. If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our common shares, such person may be treated as a “United States shareholder” with respect to one or more of our controlled foreign corporation subsidiaries. In addition, if our common shares are treated as owned more than 50% by United States shareholders, we would be treated as a controlled foreign corporation. Certain United States shareholders of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income, as ordinary income, its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions to such United States shareholder. An individual United States shareholder generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporate United States shareholder with respect to a controlled foreign corporation. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties, loss of foreign tax credits, and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. We also cannot guarantee that we will furnish to United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in us. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, our common shares.

We are a “foreign private issuer” and a “controlled company” within the meaning of the rules of the stock exchange on which we intend to list our common shares and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

The corporate governance rules of the stock exchange on which we intend to list our common shares require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. However, as a foreign private issuer, we are permitted to, and we may, follow home country practice in lieu of the above requirements, subject to certain exceptions. As long as we rely on the foreign private issuer exemption for certain of these corporate governance standards, a majority of our Board are not required to be independent directors and our Compensation Committee and Nominating and Corporate Governance Committee are not required to be composed entirely of independent directors. Therefore, our Board’s approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, management oversight may be more limited than if we were subject to all the corporate governance standards of the stock exchange on which we intend to list our common shares.

Following the consummation of this offering, Carlyle will continue to control a majority of the voting power of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the stock exchange on which we intend to list our common shares. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

In the event we no longer qualify as a foreign private issuer, we may utilize these exemptions if we continue to qualify as a “controlled company.” If we do utilize the controlled company exemption, we will not have a majority of independent directors and our Nominating and Corporate Governance and Compensation Committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all the corporate governance requirements of the stock exchange on which we list our common shares.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the common shares.

As a “foreign private issuer,” we are not subject to all the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our common shares are not listed and we do not currently intend to list our common shares on any market in the Bailiwick of Jersey, our home country. As a result, we are not subject to the reporting and other requirements of companies listed in the Bailiwick of Jersey. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there may be less publicly available information concerning our Company than there would be if we were a U.S. public company.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We may not meet the continued listing standards of the New York Stock Exchange.

The New York Stock Exchange requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our common shares are delisted from the New York Stock Exchange at some later date, our shareholders could find it difficult to sell our common shares. In addition, if our common shares are delisted from the New York Stock Exchange at some later date, we may have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the New York Stock Exchange. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the New York Stock Exchange at some later date or become subject to the penny stock regulations, it is likely that the price of our common shares would decline and that our shareholders would find it difficult to sell their shares.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

Several of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforceability of Civil Liabilities.” Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware that there is uncertainty as to whether the courts of the Bailiwick of Jersey would recognize and enforce judgments of U.S. courts obtained against us or our directors or management as well as against the selling shareholder predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in courts of the Bailiwick of Jersey against us or our directors or officers as well as against the selling shareholder predicated upon the securities laws of the United States or any state in the United States. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

FORWARD-LOOKING STATEMENTS

Many statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” We base these forward-looking statements or projections on our current expectations, plans, and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this prospectus, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties, and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include:

•	uncertainty, downturns, and changes in our target markets;

•	foreign currency exchange rate fluctuations;

•	reduced market acceptance and inability to keep pace with evolving technology and trends;

•	loss of customers;

•	increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations;

•	our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation;

•	our failure to compete successfully in product development;

•	our ability to successfully execute our growth initiatives, business strategies, and operating plans;

•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;

•	material costs relating to environmental and health and safety requirements or liabilities;

•	underfunded defined benefit pension plans;

•	risk that the insurance we maintain may not fully cover all potential exposures;

•	failure to comply with the anti-corruption laws of the United States and various international jurisdictions;

•	tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains;

•	the impact of the recent COVID-19 outbreak and other similar outbreaks;

•

political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China;

•	regulations around the production and use of chemical substances that affect our products;

•	United Kingdom’s withdrawal from the European Union;

•	weak intellectual property rights in jurisdictions outside the United States;

•	intellectual property infringement and product liability claims;

•	our substantial indebtedness;

•	our ability to obtain additional capital on commercially reasonable terms may be limited;

•	risks related to our derivative instruments;

•	ability to attract, motivate, and retain senior management and qualified employees;

•

increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, among other things;

•	natural disasters that may materially adversely affect our business, financial condition, and results of operations;

•	the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities;

•	damage to our brand reputation;

•	the amount of the costs, fees, expenses, and charges related to this offering and the related costs of being a public company;

•	Carlyle’s ability to control our common shares;

•	any statements of belief and any statements of assumptions underlying any of the foregoing;

•	other factors disclosed in this prospectus; and

•	other factors beyond our control.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $             million, assuming the common shares are offered at $             per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use our net proceeds from this offering for the redemption of our $299.1 million aggregate principal amount of outstanding Holdco Notes and to pay related fees and expenses. Any excess proceeds will be used for the repayment of indebtedness outstanding under our senior secured credit facilities. The Holdco Notes mature on June 1, 2023 and bear cash interest at a rate of 8.750% per annum and PIK interest at a rate of 9.500%. For the twelve months ended December 31, 2019, borrowings under the USD Term Loan Facility bore interest at a rate of 5.460% and borrowings under the RMB Term Loan Facility bore interest at a rate of 4.900%. The USD Term Loan Facility and RMB Term Loan Facility mature on January 31, 2024. We will not receive any proceeds from any sale of common shares by the selling shareholders as a result of the exercise of the underwriters’ option to purchase additional common shares. Any increase or decrease in the number of common shares sold (or increase or decrease in the price from the midpoint of the price range set forth on the cover page of the prospectus) will correspondingly increase or decrease the amount of indebtedness that we will repay.

DIVIDEND POLICY

We do not intend to pay any cash dividends for the foreseeable future. We intend to retain earnings, if any, for the future operation and expansion of our business and the repayment of debt. Any determination to pay dividends in the future will be at the discretion of our Board (in accordance with our articles of association and subject to the Jersey Companies Law) and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by the senior secured credit facilities and the indenture governing the Opco Notes or applicable laws and other factors that our Board may deem relevant. Our existing indebtedness effectively limits our ability to pay dividends and make distributions to our shareholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2019:

•	on an actual basis; and

•

on an as adjusted to give effect to (i) our issuance and sale of              common shares in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of the proceeds from this offering, and (iii) the consummation of the Transactions.

The information in this table should be read in conjunction with “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

	As of December 31, 2019
($ in millions)	Actual	As adjusted
Cash and cash equivalents	$302.7	$

Debt:
Senior secured credit facilities(1):
Revolving credit facility	—
Term loan facilities	1,440.0
Opco Notes	425.0
Holdco Notes	299.1
Current bank debt(2)	5.7
Total debt(3)	2,169.8
Total shareholders’ equity	672.5

Total capitalization	$2,842.3	$

(1)	Our senior secured credit facilities consist of (a) our USD Term Loan Facility, (b) our RMB Term Loan Facility, and (c) our multicurrency revolving credit facility with commitments of $250.0 million (as of December 31, 2019, we had $232.5 million of availability under our revolving credit facility after giving effect to $17.5 million of guarantee obligations).
(2)	Represents amounts outstanding under various local currency revolving lines of credit.
(3)	Excludes short-term and long-term deferred financing costs of $48.3 million and lease liabilities of $75.1 million.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering and the use of proceeds therefrom.

As of December 31, 2019, we had net tangible book deficit of approximately $             million, or $             per share. Net tangible book deficit per share represents total tangible assets less total liabilities divided by the number of common shares outstanding. Giving effect to this offering and the application of proceeds therefrom, after deducting estimated offering expenses payable by us in connection with this offering, our net tangible book deficit as of December 31, 2019 would have been approximately $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing shareholders and an immediate dilution of $             per share to new investors purchasing common shares in this offering. The following table illustrates this dilution on a per share basis:

Per Share
Assumed initial public offering price per share		$
Net tangible book deficit per share as of December 31, 2019	$
Increase/decrease in net tangible book value per share attributable to the issuance of shares and estimated offering costs
As adjusted net tangible book deficit per share after this offering
Dilution per share to new investors		$

The following table sets forth, as of December 31, 2019, the total number of common shares owned by existing shareholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors purchasing common shares in this offering. The calculation below is based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the assumed underwriting discounts and commissions and other estimated offering expenses payable by us.

	Common Shares Purchased		Total Consideration		Average Price Per Share
(in thousands, other than common shares and percentages)	Number	Percent	Amount	Percent
Existing shareholders			$		$
New investors					$
Total			$

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $             million, $             million and $             per share, respectively. An increase (decrease) of 1.0 million in the number of common shares offered by the selling shareholders would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $             million, $             million and $             per share, respectively.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth our selected historical financial information for the following reporting periods:

•	The “Predecessor” period, which reflects the results of operations of Atotech B.V.

•	The “Successor” periods, which reflect the results of operations of the Successor.

From December 20, 2016 (inception) through January 31, 2017, Atotech UK Topco Limited had no operations or activity. See “Basis of Presentation.”

The historical results of operations data and cash flow data for the years ended December 31, 2017, 2018, and 2019, and the historical balance sheet data as of December 31, 2018 and December 31, 2019 presented below were derived from our audited financial statements and the related notes thereto included elsewhere in this prospectus. The historical financial data for the period from January 1, 2017 through January 31, 2017 presented below have been derived from the financial statements and the related notes thereto included elsewhere in this prospectus. The historical financial data for the year ended December 31, 2016 and the historical balance sheet data as of December 31, 2016 and 2017 presented below has been derived from the financial statements of Predecessor and Successor, respectively, not included in this prospectus.

Our historical financial data is not necessarily indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as an independent publicly traded company during the periods shown. The results of operations included in the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus are not necessarily indicative of results for the full fiscal year or any future reporting period.

We have omitted the selected financial data as of and for the year ended December 31, 2015, as such financial information was audited by KPMG Audit, a department of KPMG S.A. (France), on a basis that is not consistent with the financial statements audited by KPMG AG Wirtschaftsprüfungsgesellschaft (Germany) for the years ended December 31, 2016, 2017, 2018, and 2019, and cannot be provided on a consistent basis without unreasonable effort and expense.

	Predecessor		Successor
($ in millions, except for share data)	Year ended December 31, 2016	January 1 through January 31, 2017	Year ended December 31, 2017(1)	Year ended December 31, 2018	Year ended December 31, 2019
Statement of Operations Data:
EL Segment revenues	$593.0	$45.8	$603.0	$669.4	$682.9
GMF Segment revenues	531.2	45.5	490.6	543.4	504.9

Revenues	1,124.2	91.3	1,093.6	1,212.8	1,187.8
Cost of sales, excluding depreciation and amortization	(470.4)	(40.7)	(513.7)	(504.2)	(488.2)
Depreciation and amortization	(51.9)	(4.0)	(141.1)	(171.6)	(170.1)
Selling, general, and administrative expenses	(266.4)	(19.8)	(250.7)	(295.6)	(277.1)
Research and development expenses	(79.1)	(6.3)	(62.6)	(58.0)	(51.2)
Restructuring expenses	(5.3)	(0.4)	(10.8)	(14.8)	(13.4)

Operating profit	251.1	20.1	114.7	168.6	187.8
Interest expense	(4.5)	(0.1)	(94.1)	(134.7)	(148.9)
Other income (expense), net	(9.3)	(0.8)	(23.7)	(5.2)	23.5
Acquisition related expenses	—	—	(67.0)	—	—

Income (loss) before income taxes	237.3	19.2	(70.1)	28.7	62.4
Income tax expense	(64.3)	(6.0)	(16.7)	(52.4)	(54.8)

Consolidated net income (loss)	$173.0	$13.2	$(86.8)	$(23.7)	$7.6

Per share data
Earnings (loss) per common share:
Basic			$(8.44)	$ (5.96)	$ (4.27)
Diluted			$(8.44)	$ (5.96)	$ (4.27)
Weighted average common shares outstanding:
Basic				26,154,998	26,154,998
Diluted				26,154,998	26,154,998

Balance Sheet Data (at end of period):
Non-current assets	$446.3		$3,279.5	$3,024.1	$3,018.9
Current assets:
Inventories, net	105.3		112.8	121.5	124.7
Trade and other receivables, net	259.8		297.2	278.8	282.9
Current tax assets	22.6		22.5	23.7	34.2
Cash and cash equivalents	332.5		325.8	386.2	302.7
Other financial assets	—		—	1.6	2.5
Total current assets	720.2		758.3	811.8	747.0
Total assets	1,166.5		4,037.8	3,835.9	3,765.8
Total liabilities	517.6		2,725.8	3,131.2	3,093.3
Total shareholders’ equity	$648.9		$1,312.0	$704.7	$672.5

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$229.6	$(8.7)	$107.2	$166.7	$134.8
Investing activities	(83.2)	(3.3)	(2,736.3)	(53.9)	(70.3)
Financing activities	(199.0)	(140.3)	2,933.6	(37.7)	(144.6)

(1)	Reflects 11 months of operations of Atotech UK Topco Limited following the Acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting our operating results, financial condition, liquidity, and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with “Prospectus Summary—Summary Historical and Pro Forma Financial Information,” “Selected Historical Financial Information” and the audited financial statements and related notes thereto of Atotech UK Topco Limited included elsewhere in this prospectus. Except where noted, statements in the following discussion and analysis of financial condition and results of operations related to periods prior to the consummation of the Acquisition reflect the operations of Atotech B.V., the predecessor entity of Atotech UK Topco Limited, and statements in the following discussion and analysis of financial condition and results of operations related to periods following the consummation of the Acquisition reflect the operations of Atotech UK Topco Limited.

Certain financial measures for the year ended December 31, 2017 are presented on a pro forma basis to give effect to the Acquisition as though the Acquisition had occurred on January 1, 2017.

Our estimated results contained in this prospectus are forward-looking statements based solely on information available to us as of the date of this prospectus and may materially differ from actual results. Please see “Forward-Looking Statements,” and “Prospectus Summary—Summary Historical and Pro Forma Financial Information.”

Overview

We are the leading global provider of specialty electroplating solutions delivering chemistry, equipment, and service for high-growth technology applications. We are #1 in the global EL plating chemistry market, #1 in the global GMF plating chemistry market, and the #1 global manufacturer of horizontal plating equipment for PCB production. Our solutions are used in a wide variety of attractive end-markets, including smartphones, communication infrastructure, cloud computing infrastructure, computing and consumer electronics, automotive electronics, and automotive surface finishing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances. We benefit from various secular growth trends such as digitalization, increasing data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards. We expect these trends to not only increase demand for our customers’ end-products that use our plating chemistry, but also increase the amount and value of plating chemistry used in each end-product, allowing our growth to outpace underlying end-market volume growth.

We are the only major company in our industry that provides both chemistry and equipment, which we sell through both our EL and GMF segments. Our comprehensive systems and solutions approach leverages our unique offering of chemistry, equipment, and service. We believe this business model creates a sustainable competitive advantage that helps us achieve deep customer intimacy and allows us to continue to grow our market share and capitalize on positive market growth trends. This approach is supported by our 17 state-of-the-art global technology centers, which allow us to provide local service around the world and to respond in real-time to customer needs. The combination of our comprehensive systems and solutions approach, expansive global manufacturing and sales footprint, customer-driven investments in R&D, and superior technical expertise makes us an ideal electroplating and surface finishing solutions partner for our diverse customer base. This drives long-lasting relationships and an industry-leading financial profile, with fiscal 2019 EL and GMF Segment Adjusted EBITDA margins of 35.4% and 27.4%, respectively.

Basis of Presentation

Atotech UK Topco Limited is the holding company of Holdco, Opco, and Alpha US Bidco, Inc. and their subsidiaries, and was incorporated on December 20, 2016 for the purpose of consummating the Acquisition.

In this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (i) the “Successor” refers to Atotech UK Topco Limited and its subsidiaries for the period beginning on February 1, 2017 and thereafter following the Acquisition and (ii) “Predecessor” refers to Atotech B.V., on a carve-out basis for periods prior to February 1, 2017.

Atotech Limited, the registrant, is a Jersey company incorporated on December 12, 2018 for purposes of becoming the new holding company of Holdco and its subsidiaries. Substantially concurrently with the closing of this offering, all equity interests of the Successor will be contributed to Atotech Limited and the Successor will be dissolved thereafter with Atotech Limited directly or indirectly, respectively, owning all outstanding equity interests of Holdco and Opco. Prior to the Reorganization Transactions, Atotech Limited will have no operations and no material assets or liabilities. After the Reorganization Transactions, Atotech Limited will succeed to the business and operations of Successor and Atotech Limited’s historical financial statements will be substantially identical to those of the Successor. As a result, the financial statements of Atotech Limited are not meaningful to an understanding of our business and are not included in this prospectus.

On October 6, 2016, Opco entered into a share purchase agreement with TOTAL pursuant to which Atotech UK Topco Limited indirectly acquired all the outstanding equity interests of Atotech B.V. on January 31, 2017. The Acquisition purchase price was funded in part by (i) proceeds from borrowings under our senior secured credit facilities totaling $1,400.0 million and (ii) proceeds from the issuance of the Opco Notes totaling $425.0 million. The senior secured credit facilities, the Opco Notes, and the Acquisition are more fully described in notes 23 and 14 to the financial statements for the year ended December 31, 2019 included elsewhere in this prospectus and under the caption “—Liquidity and Capital Resources—Debt Agreements.”

Acquisition Accounting

As a result of the Acquisition, and after the application of acquisition accounting to our balance sheet on January 31, 2017, our assets and liabilities were adjusted to their estimated fair market values as of the Acquisition closing date. These adjusted valuations have resulted in an increase in our operating expenses due to the depreciation and amortization expense related to the increased carrying value of our fixed assets and identifiable definite-lived intangible assets. The excess value of the total purchase price over the estimated fair value of our assets and liabilities on the Acquisition closing date has been allocated to goodwill. Any identifiable indefinite-lived assets, including goodwill, are subject to annual impairment testing. As of December 31, 2017, we had completed the accounting for the Acquisition. There were no measurement period adjustments recorded after December 31, 2017. See note 23 to our audited financial statements included elsewhere in this prospectus.

2018 Recapitalization Transactions

On May 30, 2018, Opco entered into an amendment to the senior secured credit facilities to borrow $200.0 million in incremental Term B-1 loans, and Holdco issued $300.0 million of 8.75%/9.50% Senior PIK Toggle Notes at an issue price of 99.010%. Proceeds from such borrowings were distributed to Atotech UK Topco Limited and used by it to pay accrued interest on, and redeem certain of, its preferred shares.

Eliminated Product Categories

We continually review our product portfolio in an effort to optimize our offerings to our customers and determine to discontinue certain products from time to time. For example, in 2016, we began the phase out of products containing Chrome VI due to increasingly strict environmental requirements imposed by recently implemented REACH regulations. This phase out is largely complete other than de minimis sales to a limited number of customers. In addition, in 2016, we began to phase out our EM product line for strategic reasons and completed this exit during 2018. As a result of these decisions, the product portfolio of the businesses reflected in our audited financial statements has changed, particularly impacting our revenue growth rates in 2017, the year in which revenues generated from these eliminated product categories were most significantly impacted.

Pro Forma Financial Information

In addition to the historical analysis of results of operations, we have prepared unaudited supplemental pro forma results of operations of Successor for the year ended December 31, 2017. We believe this supplemental presentation provides additional information that enables a more meaningful comparison of our results in the periods presented herein.

The pro forma results for the year ended December 31, 2017 represent the addition of the period from January 1, 2017 through January 31, 2017 and Successor fiscal 2017, as well as pro forma adjustments to reflect the Acquisition and the consummation of this offering and the use of proceeds therefrom as if it had occurred on January 1, 2017. The pro forma results do not reflect the actual results we would have achieved had the Acquisition been completed as of January 1, 2017 and are not indicative of our future results of operations.

	Predecessor	Successor	Combined Predecessor and Successor for the year ended December 31, 2017				Successor Pro Forma year ended December 31, 2017
($ in millions)	January 1 through January 31, 2017	Year ended December 31, 2017(a)		Acquisition Adjustments
EL Segment revenues	$45.8	$603.0	$648.8	$—			$648.8
GMF Segment revenues	45.5	490.6	536.1	—			536.1

Revenues	91.3	1,093.6	1,184.9	—			1,184.9
Cost of sales, excluding depreciation and amortization	(40.7)	(513.7)	(554.4)	54.0	(b	)	(500.4)
Depreciation and amortization	(4.0)	(141.1)	(145.1)	(8.6)	(c	)	(153.7)
Selling, general, and administrative expenses	(19.8)	(250.7)	(270.5)	—			(270.5)
Research and development expenses	(6.3)	(62.6)	(68.9)	—			(68.9)
Restructuring expenses	(0.4)	(10.8)	(11.2)	—			(11.2)

Operating profit	20.1	114.7	134.8	45.4			180.2
Interest expense	(0.1)	(94.1)	(94.2)	(8.5)	(d	)	(102.7)
Other income (expense), net	(0.8)	(23.7)	(24.5)	—			(24.5)
Acquisition related expenses	—	(67.0)	(67.0)	67.0	(e	)	—

Income (loss) before income taxes	19.2	(70.1)	(50.9)	103.9			53.0
Income tax expense	(6.0)	(16.7)	(22.7)	(22.8)	(f	)	(45.5)

Consolidated net income (loss)	$13.2	$(86.8)	$(73.6)	$81.1			$7.5

(a)	Reflects 11 months of operations of Atotech UK Topco Limited following the Acquisition.
(b)	As a result of the Acquisition, Atotech UK Topco Limited adjusted the book value of inventory to its fair value in accordance with IFRS 3 “Business Combinations.” Accordingly, Atotech UK Topco Limited recorded a charge of $54.0 million for the year ended December 31, 2017. This adjustment reflects the removal of this charge as this adjustment is one-time in nature with no recurring impact. The tax benefit related to this adjustment was $16.2 million and has been also removed.
(c)	Reflects the impact to depreciation and amortization for the period from January 1, 2017 through January 31, 2017 not included in Atotech UK Topco Limited’s historical results of operations for the year ended December 31, 2017 as a result of the Acquisition. See note 23 in the financial statements of Atotech UK Topco Limited included elsewhere in this prospectus. There was no tax benefit related to this adjustment.
(d)

Reflects the estimated impact to interest expense for the period from January 1, 2017 through January 31, 2017 not included in Atotech UK Topco Limited’s historical results of operations for the year ended December 31, 2017, estimated to be $8.5 million, as a result of the Acquisition, based on $1,400.0 million of borrowings under the senior secured credit facility at an assumed interest rate of approximately 5.4%, the average interest rate in effect during the eleven months ended December 31, 2017, and $425.0 million of borrowings under the Opco Notes at a rate of 6.250%, the actual interest rate on the Opco Notes. Each one-eighth point change in interest rates on our USD Term Loan Facility (and to the extent that LIBOR is in excess of the 1.00% floor) and our RMB Term Loan Facility would result in a change in annual interest expense of $1.1 million and $0.6 million, respectively. There was no tax benefit related to this adjustment.

(e)	As a result of the Acquisition, Atotech UK Topco Limited recorded acquisition-related costs of $67.0 million for the year ended December 31, 2017. This adjustment reflects the removal of this charge as these transaction costs are one-time in nature with no recurring impact. The tax benefit related to this adjustment was $6.6 million and has been also removed.
(f)	This adjustment reflects the estimated tax effect of the pro forma adjustments described in footnotes (b) and (e) above. Because the tax rate used for the pro forma financial information is an estimate, it will likely vary from the actual effective rate in periods subsequent to the consummation of this offering.

Key Factors Affecting the Components of Our Results of Operations

The following discussion sets forth certain components of our statement of operations and certain factors that impact those items:

Revenues

We generate revenues from the sale of chemistry and equipment across all major geographic areas. Revenues exclude sales taxes and are presented net of discounts, rebates, and reductions. Our revenues are impacted by the following key factors and trends:

•	broad macroeconomic trends and factors, including general economic conditions, economic conditions in the markets in which we operate, consumer preferences, and rising costs of labor;

•

technological advancements in our EL end-markets, including the rollout of 5G infrastructure, the adoption of next-generation mobile devices and EVs, the proliferation of big data and cloud computing, and the increasing use of IoT connected devices;

•	secular trends in our GMF end-markets, including increased plating content per unit as a result of vehicle lightweighting, increasing quality requirements, and premiumization;

•	increasingly stringent environmental regulations;

•	our ability to pass through changes in the price of raw materials, in particular, palladium, to our customers;

•	our ability to successfully develop and launch new solutions;

•	the discontinuance of any of our products in the future in an effort to optimize our offering to our customers;

•

seasonality in both our segments, which generally experience their strongest revenue in the second half of each fiscal year, mostly driven by consumption trends during the holiday season, and their lowest revenue in the first quarter of each fiscal year, mostly driven by the slowdown in production in China as a result of the Chinese New Year, which can result in a sequential decline in our revenues in the first quarter of a fiscal year relative to the fourth quarter of the prior fiscal year; and

•	fluctuations in foreign currency exchange rates.

Cost of sales, exclusive of depreciation and amortization (“Cost of sales”)

Cost of sales principally consists of the price paid for raw materials, unfinished and finished products, compensation and benefit costs for employees involved in our manufacturing operations, and other cost of sales. Raw materials are valued at their respective purchase prices, net of discounts and rebates, including transportation costs and ancillary expenses.

The key factors that impact our cost of sales as a percentage of our revenues include:

•	changes in the price of raw materials, in particular, palladium;

•	the impact of wage inflation;

•	the mix of products sold during any period; in particular the mix of our revenues between chemistry and equipment; and

•	the impact of our operational improvement initiatives.

Depreciation and amortization

Depreciation and amortization consists of capitalized costs incurred in connection with the ownership and operation of all tangible assets, including the depreciation and amortization expense related to the increased carrying value of our fixed assets and identifiable definite-lived intangible assets related to the Acquisition. The main tangible items that are depreciated over their useful lives are our recently completed technology centers, our R&D equipment, and our new and existing fully depreciated production facilities. The principal intangible items that are amortized over their useful lives include our developed technology, customer relationships, and trade name portfolio.

Selling, general, and administrative expenses (“SG&A”)

SG&A expense consists principally of expenditures incurred in connection with the sales and marketing of our products, third-party logistics, as well as administrative costs for support functions such as finance, information technology, human resources, and legal. Following the Acquisition, we have built up additional corporate functions in order to operate as a standalone company. We expect we will incur additional expenses as a result of being a public company.

Research and development expenses (“R&D”)

R&D expenses principally consist of costs incurred to develop new products and equipment, processes, and technologies, or to generate improvements to existing products, equipment, or processes.

Restructuring expenses

Restructuring expenses mainly consist of expenditures in relation to organizational changes and severance payments.

Interest expense

Interest expense consists of interest on our financial obligations as well as the amortization of debt issuance costs and debt discounts associated with our senior secured credit facilities, Opco Notes, and Holdco Notes. The majority of the Company’s interest expense is not deductible for income tax purposes because the Company has primarily incurred its indebtedness in jurisdictions where it has no taxable income.

Other expense, net

Other expense, net principally consists of gains or losses from foreign currency fluctuations; gains or losses on disposal of property, plant, and equipment; and mark-to-market adjustments of our derivatives.

Income taxes

Income taxes include (a) deferred tax, consisting of amounts of income taxes payable or recoverable during future fiscal years for taxable or deductible timing differences and carry-forward of unused tax losses, and tax credits and (b) the payable amount of corporate tax, estimated on the basis of the tax rules in force in applicable jurisdictions, and distribution tax on dividends received, or withholding tax, as applicable, including provisions for tax litigations and disputes. We and our subsidiaries are subject to income tax in the various jurisdictions in which we operate. Changes to the debt and equity capitalization of our subsidiaries, and the realignment of the functions performed and risks assumed by the various subsidiaries are among the factors that will determine the future book and taxable income of the respective subsidiary and the Company as a whole.

Results of Operations

The following discussion should be read in conjunction with the information contained in the accompanying audited financial statements and related footnotes included elsewhere in this prospectus. Our results of operations set forth below may not necessarily reflect what would have occurred if we had been a standalone entity prior to the Acquisition or what will occur in the future.

The following table was derived from the Successor’s consolidated statements of operations for fiscal 2017, fiscal 2018, and fiscal 2019 and from the Predecessor’s combined statements of operations for the period from January 1, 2017 through January 31, 2017 included elsewhere in this prospectus. It should be noted that the results of operations for Successor fiscal 2017 only include the results of Atotech B.V. from the date of the Acquisition. Prior to the Acquisition, Atotech UK Topco Limited generated no revenue or expenses. We have also presented pro forma financial results for Successor fiscal 2017 as if the Acquisition Transactions had occurred on January 1, 2017. See “—Basis of Presentation.” This information and the related comparison to the operating results for Predecessor fiscal 2016 is provided for a more meaningful comparison between years.

	Predecessor	Successor	Successor Pro Forma	Successor
($ in millions)	January 1 through January 31, 2017	Year ended December 31, 2017(1)	Year ended December 31, 2017(2)	Year ended December 31, 2018	Year ended December 31, 2019
EL Chemistry revenues	$39.0	$488.9	$527.9	$568.5	$596.2
EL Equipment revenues	6.8	114.1	120.9	100.9	86.7

Total EL Segment revenues	45.8	603.0	648.8	669.4	$682.9
GMF Chemistry revenues	37.9	449.6	487.5	498.0	469.3
GMF Equipment revenues	7.6	41.0	48.6	45.4	35.6

Total GMF Segment revenues	45.5	490.6	536.1	543.4	504.9

Revenues	91.3	1,093.6	1,184.9	1,212.8	1,187.8
Cost of sales, excluding depreciation and amortization	(40.7)	(513.7)	(500.4)	(504.2)	(488.2)
Depreciation and amortization	(4.0)	(141.1)	(153.7)	(171.6)	(170.1)
Selling, general, and administrative expenses	(19.8)	(250.7)	(270.5)	(295.6)	(277.1)
Research and development expenses	(6.3)	(62.6)	(68.9)	(58.0)	(51.2)
Restructuring expenses	(0.4)	(10.8)	(11.2)	(14.8)	(13.4)

Operating profit	20.1	114.7	180.2	168.6	187.8

Interest expense	(0.1)	(94.1)	(102.7)	(134.7)	(148.9)
Other income (expense), net	(0.8)	(23.7)	(24.5)	(5.2)	23.5
Acquisition related expenses	—	(67.0)	—	—	—

Income (loss) before income taxes	19.2	(70.1)	53.0	28.7	62.4
Income tax expense	(6.0)	(16.7)	(45.5)	(52.4)	(54.8)

Consolidated net income (loss)	$13.2	$(86.8)	$7.5	$(23.7)	$7.6

(1)	Reflects 11 months of operations of Atotech UK Topco Limited following the Acquisition.
(2)	See “—Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

Successor fiscal 2019 compared to Successor fiscal 2018

Revenues

Revenues were $1,187.8 million for Successor fiscal 2019, compared to $1,212.8 million for Successor fiscal 2018, a decrease of $25.0 million, or 2.1%. This result was largely driven by reduced chemistry sales in our GMF segment and lower equipment sales in both GMF and EL. Revenue in our GMF segment declined by $38.5 million, or 7.1%, while EL segment revenues increased by $13.5 million, or 2.0%, over the same period.

With regard to product mix, chemistry revenues declined by $1.0 million, or 0.1%, for Successor fiscal 2019, while equipment revenues declined by $24.0 million, or 16.4%. The change in chemistry revenues largely reflects softer market conditions in our automotive markets. In addition, chemistry revenues for Successor fiscal 2019 were also impacted by a decrease in revenues due to an unfavorable exchange rate translation compared to Successor fiscal 2018 ($36.8 million), and an increase in revenues due to fluctuations in palladium prices ($53.9 million). Excluding the impact of foreign exchange and palladium, our chemistry revenues decreased by $17.7 million, or 1.7%, for Successor fiscal 2019 as compared to Successor fiscal 2018. For additional information on the key factors driving the changes in our chemistry revenues within our segments, see “—Selected Segment Information.”

Cost of sales

Cost of sales decreased $16.0 million, or 3.2%, to $488.2 million for Successor fiscal 2019 as compared to Successor fiscal 2018. This decrease was primarily caused by lower sales volume in equipment and GMF chemistry resulting in lower raw materials purchases, partially offset by increased palladium prices. Cost of sales as a percentage of revenue decreased from 41.6% for Successor fiscal 2018 to 41.1% for Successor fiscal 2019 due to a favorable product mix shift.

Depreciation and amortization

Depreciation and amortization decreased $1.5 million, or 0.9%, to $170.1 million for Successor fiscal 2019 as compared to Successor fiscal 2018. This decrease was primarily caused by the reversal of an impairment loss from 2018 in 2019.

Selling, general, and administrative expenses

Selling, general, and administrative expenses decreased $18.5 million, or 6.3%, to $277.1 million for Successor fiscal 2019 as compared to Successor fiscal 2018. This decrease is primarily attributable to lower selling expenses, which decreased by $10.9 million, reflecting headcount adjustments as well as additional cost savings leading to higher efficiency in support and sales functions, and favorable exchange rate translations. In addition, our expenses for professional services decreased by $10.5 million mainly in connection with financing and capital markets activities.

Research and development expenses

R&D expenses decreased $6.8 million, or 11.7%, to $51.2 million for Successor fiscal 2019 as compared to Successor fiscal 2018. This decrease is attributable to headcount reductions, other cost efficiency measures, and favorable exchange rate translations.

Restructuring expenses

Restructuring expenses decreased $1.4 million, to $13.4 million, for Successor fiscal 2019 as compared to Successor fiscal 2018. Restructuring expenses were higher in Successor fiscal 2018 than in Successor fiscal 2019 due to the closure of facilities in Singapore and Spain, which impacted restructuring expenses in Successor fiscal 2018, partially offset by an increase in provisions for a restructuring program in Germany in 2019.

Interest expense

Interest expense increased $14.2 million, or 10.5%, to $148.9 million for Successor fiscal 2019, as compared to Successor fiscal 2018. This increase was primarily attributable to Successor fiscal 2019 being fully impacted by the additional borrowings under the incremental term loan B-1 and the Holdco Notes totaling $500 million, which led to an increase of financial interest on debt of $11.1 million.

Other income (expense), net

Other income (expense), net was $23.5 million for Successor fiscal 2019, compared to other expense, net of $5.2 million for Successor fiscal 2018. The change of $28.7 million is mainly a result of a change of $21.7 million in market value of derivatives embedded into our debt instruments and a $5.7 million change in disposals, primarily driven by a gain on sale of assets in Singapore and foreign exchange gains of $2.1 million, mostly related to the revaluation of intercompany loans and receivables.

Income tax expense

Income tax expense increased $2.4 million or 4.6%, to $54.8 million for Successor fiscal 2019 as compared to Successor fiscal 2018, which was mainly due to increased taxable earnings in our operating activities.

Successor fiscal 2018 compared to Successor fiscal 2017 and Pro Forma Successor fiscal 2017

Revenues

Historical: Revenues were $1,212.8 million for Successor fiscal 2018 compared to $1,093.6 million and $91.3 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively.

Pro Forma: Revenues increased $27.9 million, or 2.4%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018 primarily as a result of increased chemistry revenues, which grew $51.1 million, or 5.0%, over such period, and were partially offset by decreases in equipment revenues of $23.2 million. This change in chemistry revenues was largely attributed to strong demand for our chemistry products in both of our EL and GMF segments and successfully implemented projects at our customers. EL chemistry growth was driven by increased demand in high-end smartphone and automotive applications. GMF benefitted from higher customer demand in the global automotive markets, particularly outside of Asia, as well as the fixtures and heavy machinery markets. In addition, chemistry revenues were impacted by a decrease in revenues due to the discontinuance of our Chrome VI and EM product lines ($4.6 million), an increase in revenues due to fluctuations in palladium prices ($20.3 million), and an increase in revenues as a result of a positive impact of currency fluctuations ($16.2 million). Excluding the impact of these items, our chemistry revenues grew by $19.2 million, or 1.9%, for Successor fiscal 2018 compared to Pro Forma Successor fiscal 2017. For additional information on the key factors driving the growth in our chemistry revenues within our segments, see “—Selected Segment Information.”

Cost of sales

Historical: Cost of sales were $504.2 million for Successor fiscal 2018 compared to $513.7 million and $40.7 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively. This decrease was mainly driven by adjustments of $54.0 million to the book value of inventory in 2017 in accordance with IFRS 3 “Business Combinations” due to the Acquisition. The $54.0 million step-up in fair value of inventory was expensed as the acquired inventory was sold over the subsequent twelve months, leading to increased cost of sales in fiscal 2017 as compared to fiscal 2018. As a percentage of sales, cost of sales remained stable.

Pro Forma: Cost of sales increased $3.8 million, or 0.8%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018. This slight increase was primarily attributable to higher palladium prices, which we pass through to our customers, and the impact of currency fluctuations offset by a product mix effect. Cost of sales as a percentage of revenue decreased from 42.2% for Pro Forma Successor fiscal 2017 to 41.6% for Successor fiscal 2018.

Depreciation and amortization

Historical: Depreciation and amortization was $171.6 million for Successor fiscal 2018 compared to $141.1 million and $4.0 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively.

Pro Forma: Depreciation and amortization increased $17.9 million, or 11.6%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018. This increase was primarily due to higher investments in tangible and intangible assets in 2018.

Selling, general, and administrative expenses

Historical: Selling, general, and administrative expenses were $295.6 million for Successor fiscal 2018 compared to $250.7 million and $19.8 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively.

Pro Forma: Selling, general, and administrative expenses increased $25.1 million, or 9.3%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018. This increase is primarily due to expenses of $15.8 million for certain strategic initiatives and the enhancement of capabilities for being a standalone company. In addition, costs for internal functions in our headquarters rose due to unfavorable exchange rate translations and more extensive reporting, tax and compliance requirements demanding an increase in headcount which only fully impacted our costs in fiscal 2018.

Research and development expenses

Historical: R&D expenses were $58.0 million for Successor fiscal 2018 compared to $62.6 million and $6.3 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively.

Pro Forma: R&D expenses decreased $10.9 million, or 15.8%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018. This decrease is attributable to cost efficiency measures in R&D which became fully effective in fiscal 2018 as well as a higher R&D efficiency overall.

Restructuring expenses

Historical: Restructuring expenses were $14.8 million for Successor fiscal 2018 compared to $10.8 million and $0.4 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively.

Pro Forma: Restructuring expenses increased $3.6 million, or 32.1%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018. This increase is primarily attributable to the relocation of production facilities in Europe and South-East Asia.

Interest expense

Historical: Interest expense was $134.7 million for Successor fiscal 2018 compared to $94.1 million and $0.1 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively.

Pro Forma: Interest expense increased $32.0 million or 31.2% from Pro Forma Successor fiscal 2017 to Successor fiscal 2018. This increase was attributable to the new borrowings under the Incremental Term B-1 loans and the Holdco Notes totaling $500.0 million.

Other income (expense), net

Historical: Other expense, net was $5.2 million for Successor fiscal 2018 compared to $23.7 million and $0.8 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively.

Pro Forma: Other expense, net decreased $19.3 million, or 78.8%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018. This decrease is primarily related to fair value adjustments to derivatives of $9.4 million, most of them embedded into our notes as part of certain redemption features as well as hedging premiums. Furthermore, foreign currency losses declined by $8.9 million from Pro Forma Successor fiscal 2017 to Successor fiscal 2018.

Acquisition related expenses

Historical: Acquisition related expenses were $67.0 million in Successor fiscal 2017. These expenses consisted primarily of investment banking, legal, and other professional advisory services costs related to the Acquisition. There were no Acquisition related expenses during fiscal 2018.

Pro Forma: There were no Acquisition related expenses on a pro forma basis, as these expenses were eliminated in Pro Forma Successor fiscal 2017.

Income tax expense

Historical: Income tax expense was $52.4 million for Successor fiscal 2018 compared to $16.7 million and $6.0 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively.

In Predecessor period from January 1, 2017 through January 31, 2017, the effective tax rate was 31% while the statutory tax rate in the Netherlands was 25% for the same period; the difference in these two tax rates primarily resulted from valuation allowances on deferred tax assets and tax rate differences at the subsidiary level.

In Successor fiscal 2018, the effective tax rate was 183%, compared to negative 24% in Successor fiscal 2017, while the statutory tax rate was 19% for each period. For each period, the difference to the statutory tax rate is primarily due to financing expenses incurred in our holding companies which were not offset against taxable profits, leading to a difference for unrecognized deferred taxes of $24.7 million in Successor fiscal 2018 and $24.5 million in Successor fiscal 2017. Additionally, statutory tax rates in our key regions are different than the statutory rate in the United Kingdom for each period, leading to differences between the statutory tax rate and the overall effective tax rate and a resulting increase in tax expenses of $8.8 million in Successor fiscal 2018 and a resulting decrease of $12.5 million in Successor fiscal 2017. Furthermore, on December 22, 2017, the United States government enacted comprehensive tax legislation (“2017 U.S. Tax Legislation”), which changed the Federal tax rate to 21% from January 1, 2018 and led to a non-cash income tax benefit of approximately $11 million in Successor fiscal 2017.

Lastly, the relative tax rates as between Successor fiscal 2018 and Successor fiscal 2017 were impacted by other permanent differences, in particular from transaction costs incurred, which are non-deductible for tax purposes, and from repatriation of profits and international transfer pricing regulations, which led to an increase in tax expenses of $14.7 million in Successor fiscal 2018 and $33.8 million in Successor fiscal 2017.

Pro Forma: Income tax expense increased $6.9 million, or 15.2%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018. The effective tax rate grew from 86% in Pro Forma Successor fiscal 2017 to 183% in Successor fiscal 2018. This increase in tax expense is due to the following factors: an increase of $12.3 million mainly due to 2017 U.S. Tax Legislation; a positive non-cash income tax benefit in Pro Forma Successor fiscal 2017; an increase of $2.2 million due to an increase in financing expenses which cannot be offset against taxable profits; and an increase of $18.3 million driven by differences between statutory rates in key regions as compared to the statutory rate in the United Kingdom. These movements are partially offset by a year over year reduction in tax expenses of $19.1 million of permanent differences from transaction costs incurred which are non-deductible for tax purposes, the repatriation of profits, international transfer pricing regulations and a decrease of $5.9 million due to a decrease of taxable income.

Selected Segment Information

The following table presents revenue by segment and Segment Adjusted EBITDA for the following periods:

	Predecessor	Successor	Successor Pro Forma	Successor
($ in millions)	January 1 through January 31, 2017	Year ended December 31, 2017(1)	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
EL
EL Chemistry revenues	$39.0	$488.9	$527.9	$568.5	$596.2
EL Equipment revenues	6.8	114.1	120.9	100.9	86.7

EL Segment revenues	45.8	603.0	648.8	669.4	682.9

EL Segment Adjusted EBITDA(2)	14.4	193.7	208.1	227.2	241.6
EL Segment Adjusted EBITDA margin	31.4%	32.1%	32.1%	33.9%	35.4%
GMF
GMF Chemistry revenues	$37.9	$449.6	$487.5	$498.0	$469.3
GMF Equipment revenues	7.6	41.0	48.6	45.4	35.6

GMF Segment revenues	45.5	490.6	536.1	543.4	504.9

GMF Segment Adjusted EBITDA(2)	10.7	127.5	138.2	146.5	138.5
GMF Segment Adjusted EBITDA margin	23.5%	26.0%	25.8%	27.0%	27.4%

(1)	Reflects 11 months of operations of Atotech UK Topco Limited following the Acquisition.
(2)	For additional information regarding Segment Adjusted EBITDA, see note 24 to our financial statements appearing elsewhere in this prospectus.

Successor fiscal 2019 compared to Successor fiscal 2018

Electronics Segment Revenues

EL revenues were $682.9 million for Successor fiscal 2019, compared to $669.4 million for Successor fiscal 2018, an increase of $13.5 million, or 2.0%. This increase was driven by higher chemistry revenues, which increased $27.7 million, or 4.9%, and was offset, in part, by lower equipment revenues, which decreased $14.2 million, or 14.1%. Chemistry revenues benefited from improved end-markets in the third and fourth quarters of Successor fiscal 2019, reflecting activities connected with the global build-out of 5G, while equipment revenues were impacted by delayed investment decisions and a strong 2018 comparable period. Chemistry revenues were favorably impacted by an increase in palladium prices ($40.7 million), which we pass through to our customers, partially offset by unfavorable currency translation effects ($19.8 million). Excluding the impact of these items, our chemistry revenues increased by $6.7 million, or 1.2%, for Successor fiscal 2019, compared to Successor fiscal 2018.

Electronics Segment Adjusted EBITDA

EL Segment Adjusted EBITDA was $241.6 million for Successor fiscal 2019, compared to $227.2 million for Successor fiscal 2018, an increase of $14.4 million, or 6.3%. This increase was driven by the translation of higher chemistry volumes into additional margins and lower fixed costs. Segment Adjusted EBITDA margin increased to 35.4% in Successor fiscal 2019 from 33.9% in Successor fiscal 2018. This increase was due to lower fixed costs driven by our cost savings measures and a more favorable product mix between chemistry and equipment.

General Metal Finishing Segment Revenues

GMF revenues were $504.9 million for Successor fiscal 2019, compared to $543.4 million for Successor fiscal 2018, a decrease of $38.5 million, or 7.1%. This decrease was driven by a decline in chemistry revenues of $28.7 million, or 5.8%, and a decrease of equipment revenues of $9.8 million, or 21.6%. The overall decrease in revenues is primarily attributable to lower demand in the global automotive markets. Geographically, revenues were negatively impacted by adverse market trends in China and North America. The decline in revenue in our equipment business was primarily driven by delayed investment decisions. Chemistry revenues were positively impacted by an increase of palladium prices ($13.1 million), which was more than offset by unfavorable currency translation effects ($17.1 million), and the elimination of our Chrome VI product line ($0.4 million). Excluding the impact of these items, our GMF chemistry revenues decreased by $24.4 million, or 4.9%, for Successor fiscal 2019 compared to Successor fiscal 2018.

General Metal Finishing Segment Adjusted EBITDA

GMF Segment Adjusted EBITDA was $138.5 million for Successor fiscal 2019, compared to $146.5 million for Successor fiscal 2018, a decrease of $8.0 million, or 5.5%. This decrease was largely driven by lower chemistry and equipment volumes. GMF Segment Adjusted EBITDA margin increased to 27.4% in Successor fiscal 2019 from 27.0% in Successor fiscal 2018, largely due to the benefits of various cost savings initiatives.

Successor fiscal 2018 compared to Successor fiscal 2017 and Pro Forma Successor fiscal 2017

Electronics Segment Revenues

Historical: EL revenues were $669.4 million for Successor fiscal 2018 compared to $603.0 million and $45.8 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively.

Pro Forma: EL revenues increased $20.6 million, or 3.2%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018 primarily as a result of increased EL chemistry revenues, which grew $40.6 million, or 7.7%, over such period and were partially offset by decreased equipment revenues of $20.0 million. The increase in chemistry revenues primarily reflects solid growth in chemistry due to price and volume increases driven by high-end smartphone and automotive applications. In addition, EL chemistry revenues were impacted by an increase in revenues due to fluctuations in palladium prices ($14.9 million) and an increase in revenues as a result of a positive impact of currency fluctuations ($11.1 million). Excluding the impact of these items, our EL chemistry revenues grew by $14.6 million, or 2.8%, for Successor fiscal 2018 compared to Pro Forma Successor fiscal 2017. While EL chemistry revenues increased, equipment revenues decreased due to lower order intakes arising from delayed customer investment decisions.

Electronics Segment Adjusted EBITDA

Historical: Segment Adjusted EBITDA was $227.2 million for Successor fiscal 2018 compared to $193.7 million and $14.4 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively. Segment Adjusted EBITDA margin increased from 32.1% and 31.4% for Successor fiscal 2017 and the Predecessor period January 1, 2017 through January 31, 2017, respectively to 33.9% for Successor fiscal 2018.

Pro Forma: Segment Adjusted EBITDA increased $19.1 million, or 9.2%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018. Segment Adjusted EBITDA margin increased from 32.1% in Pro Forma Successor fiscal 2017 to 33.9% in Successor fiscal 2018. This increase was attributable to increases in chemistry revenue and a more favorable product mix due to the factors discussed above, as well as the successful implementation of cost improvement programs.

General Metal Finishing Segment Revenues

Historical: GMF revenues were $543.4 million for Successor fiscal 2018 compared to $490.6 million and $45.5 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively.

Pro Forma: GMF revenues increased $7.3 million, or 1.4%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018 primarily as a result of increased GMF chemistry revenues, which grew $10.5 million, or 2.2%, over such period. This increase is primarily attributable to higher customer demand in the global automotive markets, particularly outside of Asia, as well as the sanitary and heavy machinery markets mainly during the first half of fiscal 2018. In addition, GMF chemistry revenues were impacted by a decrease in revenues due to the discontinuance of our Chrome VI product line ($4.6 million), an increase in revenues due to fluctuations in palladium prices ($5.4 million), and an increase in revenues as a result of a positive impact of currency fluctuations ($5.2 million). Excluding the impact of these items, our GMF chemistry revenues grew by $4.5 million, or 0.9%, for Successor fiscal 2018 compared to Pro Forma Successor fiscal 2017. The remaining change in GMF revenues is attributable to a decrease in equipment revenue reflecting cautious customer investment levels.

General Metal Finishing Segment Adjusted EBITDA

Historical: Segment Adjusted EBITDA was $146.5 million for Successor fiscal 2018 compared to $127.5 million and $10.7 million for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively. Segment Adjusted EBITDA margin increased from 26.0% and 23.5% for Successor fiscal 2017 and the Predecessor period from January 1, 2017 through January 31, 2017, respectively to 27.0% for Successor fiscal 2018.

Pro Forma: Segment Adjusted EBITDA increased $8.3 million, or 6.0%, from Pro Forma Successor fiscal 2017 to Successor fiscal 2018. Segment Adjusted EBITDA margin increased from 25.8% in Pro Forma Successor fiscal 2017 to 27.0% in Successor fiscal 2018. This increase was attributable to increases in chemistry revenue and a more favorable product mix due to the factors discussed above, as well as the successful implementation of cost improvement programs.

Liquidity and Capital Resources

Our liquidity requirements are principally related to funding our operating expenses, making interest payments under our indebtedness, meeting working capital requirements, and making capital expenditures. Our capital expenditures during Successor fiscal 2017, Successor fiscal 2018 and Successor fiscal 2019 were $47.8 million, $56.6 million and $75.7 million, respectively.

We anticipate that the cash flows from operations, cash on hand, and availability under the revolving credit facility and our local lines of credit will be sufficient to fund our liquidity requirements. From time to time, we may establish new local lines of credit or utilize existing local lines of credit. We will manage our global cash balances by utilizing available cash management strategies, which may include intercompany agreements, permitted dividends, and hedging. However, our ability to fund our liquidity requirements will depend on our ability to generate and access cash in the future. This is subject to general economic, financial, contractual, competitive, legislative, regulatory, and other factors, some of which are beyond our control, as well as the factors described in “Risk Factors” including our ability to access cash generated in China as described in “Risk Factors—Risks Related to our Business—The Chinese government’s control of currency conversion and expatriation of funds may affect our liquidity.”

Historical Cash Flows

The following table summarizes our primary sources and uses of cash for the periods indicated:

	Predecessor	Successor
($ in millions)	January 1 through January 31, 2017	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
Net cash provided by (used in):
Operating activities	$(8.7)	$107.2	$166.7	$134.8
Investing activities	$(3.3)	$(2,736.3)	$(53.9)	$(70.3)
Financing activities	$(140.3)	$2,933.6	$(37.7)	$(144.6)

Successor fiscal 2019 compared to Successor fiscal 2018

Operating activities

Net cash generated by operating activities was $134.8 million for Successor fiscal 2019 compared to $166.7 million of net cash generated by operating activities for Successor fiscal 2018, a decrease of $31.9 million. This decrease in net cash generated by operating activities for Successor fiscal 2019 was due to higher taxes paid of $19.5 million driven by a higher net income and timing effects. Additionally, interest paid increased $14.1 million as compared to Successor fiscal 2018, due to increased indebtedness. In addition, due to the adoption of IFRS 16 Leases in Successor fiscal 2019, both periods are not fully comparable as cash flow from operating activities would have been lower by $15.9 million in fiscal 2019.

Investing activities

Net cash used in investing activities was $70.3 million for Successor fiscal 2019 compared to $53.9 million for Successor fiscal 2018, an increase of $16.4 million. The increase was mainly driven by increased capital expenditures of $19.1 million, reflecting investments in our infrastructure including our Atotech Development Center in India, a new manufacturing plant in China, as well as equipment investments at customer sites and an acquisition with a value of $4.5 million, which were partially offset by proceeds from disposals, which increased $7.0 million.

Financing activities

Net cash used by financing activities was $144.6 million for Successor fiscal 2019 compared to net cash used by financing activities of $37.7 million for Successor fiscal 2018. The increase in net cash used by financing activities was primarily due to the early partial repayment of our Term Loan B-1 in Successor fiscal 2019 of $99.0 million and additionally, the first-time adoption of IFRS 16 Leases leading to an increase of $15.9 million of cash flow from financing activities.

Successor fiscal 2018 compared to Successor fiscal 2017

Changes in historical cash flows for the Successor fiscal 2018 compared to Successor fiscal 2017 reflect, among other things, the additional month of operations during the Successor fiscal 2018, as compared to the Successor fiscal 2017, which excludes the Predecessor period January 1, 2017 through January 31, 2017.

Operating activities

Net cash generated by operating activities was $166.7 million for Successor fiscal 2018 compared to $107.2 million for Successor fiscal 2017, an increase of $59.5 million. The increase in net cash generated by operating activities for fiscal 2018 was primarily due to the decrease in consolidated net loss, compared to fiscal 2017 as a result of higher sales due to the additional month of operations in fiscal 2018 as well as cost reductions.

Investing activities

Net cash used in investing activities was $53.9 million for Successor fiscal 2018 compared to $2,736.3 million for Successor fiscal 2017, a decrease of $2,682.4 million. The decrease was primarily due to the inclusion of the purchase price for the Acquisition of Atotech B.V. in cash flows for 2017.

Financing activities

Net cash used by financing activities was $37.7 million for Successor fiscal 2018, compared to net cash generated from financing activities of $2,933.6 million for Successor fiscal 2017. The decrease in net cash generated was primarily due to the inclusion of financing activities related to the Acquisition in cash flows for Successor fiscal 2017, primarily comprised of the equity contribution of $1,245.0 million from Carlyle as well as net proceeds from borrowings under our senior secured credit facilities and the issuance of the Opco Notes totaling $1,838.2 million and partially offset by a dividend paid to our shareholders of $490.5 million in 2018 related to the Acquisition.

January 1, 2017 through January 31, 2017 (Predecessor)

Operating activities

Net cash used in operating activities for the Predecessor period from January 1, 2017 through January 31, 2017 was $8.7 million, which was primarily attributable to a net increase in working capital of $20.7 million, partially offset by consolidated net income of $13.2 million.

Investing activities

Net cash used in investing activities for the Predecessor period from January 1, 2017 through January 31, 2017 was $3.3 million, which was substantially attributable to purchases of intangible assets and property, plant, and equipment.

Financing activities

Net cash used in financing activities for the Predecessor period from January 1, 2017 through January 31, 2017 was $140.3 million, substantially attributable to dividend payments to TOTAL of $110.6 million in connection with the Acquisition and a decrease in current borrowings of $23.0 million.

Debt Agreements

Our liquidity requirements are significantly impacted by the cash expense associated with servicing our indebtedness. As of December 31, 2019, our principal outstanding indebtedness totals $2,169.8 million (excluding $5.7 million of local lines of credit representing our current bank debt and $75.1 million of lease liabilities). The following table details our borrowings outstanding as of December 31, 2019 and the associated interest expense, including amortization of debt issuance costs and debt discounts, and average effective interest rates for such borrowings for the twelve months ended December 31, 2019:

($ in millions)	Principal balance as of December 31, 2019	Average annual interest rate, for the year ended December 31, 2019		Interest expense for the year ended December 31, 2019
USD Term Loan Facility	$961.0	5.460%		$60.8
RMB Term Loan Facility(2)	$479.0	4.900%		$32.9
Revolving Credit Facility	—	0.375%		$2.2
Opco Notes	$425.0	6.250%		$26.6
Holdco Notes	$299.1	8.750	%(1)	$26.7

(1)	The Holdco Notes bear cash interest at a rate of 8.750% per annum and PIK interest at a rate of 9.500% per annum. To date, we have elected to pay all interest in cash.
(2)	Reflects currency exchange rate in effect at period end.

Senior Secured Credit Facilities

Our senior secured credit facilities consist of our USD Term Loan Facility, our RMB Term Loan Facility, and our multicurrency revolving credit facility. Our revolving credit facility provides for revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million with borrowing capacity of $232.5 million after giving effect to $17.5 million of guarantee obligations. Letters of credit issued under our revolving credit facility are subject to a $75.0 million sublimit. We may use future borrowings under our revolving credit facility to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. Our ability to draw under our revolving credit facility or issue letters of credit thereunder will be conditioned upon, among other things (including the covenants governing our other indebtedness), delivery of required notices, accuracy of the representations and warranties contained in the credit agreement governing our senior secured credit facilities and the absence of any default or event of default under our senior secured credit facilities, subject to certain exceptions.

At the Acquisition closing date, our RMB Term Loan Facility was initially incurred entirely in U.S. dollars in an aggregate principal amount of $500.0 million with the option to redenominate into an equivalent amount of RMB. Since the Acquisition closing date, Opco redenominated the entire amount of the RMB Term Loan Facility from U.S. dollars into RMB. Opco incurred $32.0 million of fees in Successor (or Successor Pro Forma) fiscal 2017 associated with such redenomination.

Borrowings under our USD Term Loan Facility bear interest at a floating rate that may, at our option, be set at either LIBOR plus 3.00% (subject to a LIBOR floor of 1.00%), or the alternate base rate (which is based on the public and federal trends rate, the prime rate, or one-month LIBOR plus 1.00%) plus 2.00% (subject to a base rate floor of 2.00%). Borrowings under our revolving credit facility currently bear interest at a floating rate that may, at our option, be set at either LIBOR plus 3.75% (subject to a LIBOR floor of 0.00%), or an alternate base rate plus 2.75% (subject to a base rate floor of 0.00%). The applicable margin for our revolving credit facility is subject to two step downs of 25 basis points each based on Opco’s latest reported consolidated first lien net leverage ratio. Our RMB Term Loan Facility bears interest at a one-time fixed rate based on a prevailing official lending rate (the “PBOC Benchmark Rate”) that was communicated to Opco by the Bank of China Limited, Shanghai Branch at the time the loans were redenominated into RMB. This rate reflects the official lending rate per annum promulgated and announced by the People’s Bank of China. The margin applicable for such term loans denominated in RMB is 100% of the PBOC Benchmark Rate as of the date of redenomination into RMB for five years following the Acquisition Closing Date and 130% of the PBOC Benchmark Rate thereafter until final maturity. Our revolving credit facility will mature on January 31, 2022 and our USD Term Loan Facility and RMB Term Loan Facility will mature on January 31, 2024.

Opco Notes

On January 31, 2017, Alpha 3 B.V. and Alpha US Bidco, Inc. (the “Opco Issuers”), our indirect wholly owned subsidiaries, issued the Opco Notes and related guarantees thereof. The Opco Notes are unconditionally guaranteed on a senior basis by certain of the Opco Issuers’ subsidiaries. The Opco Notes were sold at par and are due on February 1, 2025. The Opco Notes bear interest at 6.250% payable semi-annually on February 1 and August 1.

On and after February 1, 2020, we have the option to redeem all or part of the Opco Notes at the following redemption prices:

Period	Redemption price
2020	103.125%
2021	101.563%
2022 and thereafter	100.000%

Notwithstanding the foregoing, at any time and from time to time prior to February 1, 2020, we may redeem in the aggregate up to 40% of the original aggregate principal amount of the Opco Notes with the net cash proceeds of one or more Equity Offerings (as defined in the indenture governing the Opco Notes), at a redemption price equal to 106.250% plus accrued and unpaid interest, if any, to (but not including) the redemption date. Upon the occurrence of certain events constituting a change of control, holders of the Opco Notes have the right to require us to purchase all or part of the Opco Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the repurchase date.

Holdco Notes

On May 30, 2018, Holdco, our indirect wholly owned subsidiary, issued $300.0 million aggregate principal amount of 8.750/9.500% senior PIK Toggle Notes due 2023. The Holdco Notes were sold at an issue price of 99.010% and are due on June 1, 2023. Cash interest will accrue on the Holdco Notes at the rate of 8.750% per annum and PIK interest will accrue on the Holdco Notes at the rate of 9.500% per annum.

On and after June 1, 2019, we have the option to redeem all or part of the Holdco Notes at the following redemption prices:

Period	Redemption price
2019	102.000%
2020	101.000%
2021 and thereafter	100.000%

Notwithstanding the foregoing, at any time and from time to time prior to June 1, 2019, we may redeem the Holdco Notes, in whole or in part with an amount equal to the cash proceeds of one or more Equity Offerings (as such term is defined in the indenture governing the Holdco Notes), at a redemption price equal to 102.000%, plus accrued and unpaid interest, if any, to (but not including) the redemption date. Upon the occurrence of certain events constituting a change of control, holders of the Holdco Notes have the right to require us to purchase all or part of the Holdco Notes at a purchase price equal to 101.000% of the principal amount plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

The Holdco Notes Indenture, the Opco Notes Indenture, and the credit agreement governing our senior secured credit facilities contain several covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on us include limitations on our ability to:

•	merge and consolidate with other companies;

•	incur indebtedness;

•	grant liens or security interests on assets;

•	make acquisitions, loans, advances, or investments;

•	pay dividends;

•	sell or otherwise transfer assets;

•

optionally prepay or modify terms of junior lien (in the case of the senior secured credit facilities only) or pay subordinated indebtedness (in the case of the Holdco Notes, Opco Notes and the senior secured credit facilities);

•	enter into certain restrictive agreements; or

•	in the case of the senior secured credit facilities, change our fiscal year.

With respect to our revolving credit facility, we are also required to maintain a maximum first lien net leverage ratio not in excess of 7.30 to 1.00, tested at the end of any quarter when more than 35% of our revolving credit facility (excluding letters of credit, any amounts drawn to fund certain original issue discount or upfront fees, and certain ordinary course ancillary facilities incurred under the revolving credit facility, and further reduced by up to $100.0 million of cash on our balance sheet that is the result of certain equity overfunding on the Acquisition Closing Date, the proceeds of which have not otherwise been utilized to make distributions or dividends) is utilized at such date.

The Holdco Notes Indenture, the Opco Notes Indenture, and the credit agreement governing our senior secured credit facilities also contain several customary affirmative covenants. We, or our affiliates, may from time to time seek to repurchase or retire the Holdco Notes, the Opco Notes, or term loans through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, tender offers, or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, their liquidity, contractual restrictions, and other factors. The amounts involved may be material.

Local Lines of Credit

We have a local line of credit in Malaysia and from time to time may have lines of credit in other jurisdictions. As of December 31, 2019, we had MYR 6,000,000 ($1.4 million) outstanding under the local line of credit in Malaysia and INR 300,000,000 ($4.2 million) outstanding under the local line of credit in India, which in total represents our current bank debt.

Contractual Obligations and Commitments

The following table presents a summary of our significant contractual obligations as of December 31, 2019.

	Payments due by period as of December 31, 2019
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Contractual Obligations:
Long-term indebtedness, including current portion and interest(1)	$2,690.3	$140.5	$278.2	$1,833.4	$438.2
Management fee(2)	$5.4	$1.8	$3.6	—	—
Other(3)	$21.4	$18.9	$0.1	$0.1	$2.2

Total commitments given	$2,717.1	$161.2	$281.9	$1,833.5	$440.4

(1)	Figures assume that our senior secured credit facilities, the Holdco Notes, and the Opco Notes are repaid upon maturity, and the revolving portion of our senior secured credit facilities remains undrawn, which may or may not reflect future events. Future interest payments include the fee on the unused availability under our revolving credit facility, and are based on an assumed average interest rate. Actual interest payments and repayment amounts may change and such changes may be material. Figures do not reflect the expected use of proceeds from this offering. See “Use of Proceeds.”
(2)	Following the consummation of this offering we will continue to pay Carlyle an annual fee pursuant to our existing consulting services agreement. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the initial public offering and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company. See “Certain Relationships and Related Person Transactions—Consulting Agreement.”
(3)	Represents other commitments consisting primarily of purchasing obligations.

Contingent Liabilities

Our contingent liabilities primarily comprise guarantees of third-party obligations, including indemnification obligations under purchase and sale agreements, letters of credit, payment guarantees, down payment guarantees and performance bonds, and other similar obligations in the ordinary course of business.

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries, and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of agreements or representations and warranties made by us. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements and we have not accrued any liabilities related to such indemnification obligations in our audited financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases entered into in the ordinary course of business.

Critical Accounting Policies and Estimates

We describe our significant accounting policies in note 3, “Summary of Significant Accounting Policies,” to our audited financial statements as of and for the year ended December 31, 2019 included elsewhere in this prospectus. The preparation of the audited financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in many instances, the reported amounts of revenue and expenses during the applicable reporting period. A change in estimates and assumptions could have a material impact on our results. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the audited financial statements. Management believes the following critical accounting policies reflect the significant estimates and assumptions used in the preparation of the audited financial statements.

Recognizing Revenue

For each performance obligation to be recognized over time, we apply a measure of progress that faithfully depicts our performance in transferring control of the goods or services to the customer. We consistently apply the relevant input method to similar performance obligations. If performance obligations in a contract do not meet the overtime criteria, we recognize revenue at a point in time.

Revenue from chemistry products

For substantially all sales of chemistry products, we recognize revenue at the point in time at which control of the goods is transfered to the customer. Depending on the contractually agreed incoterms, control is transferred either upon shipment or delivery, once our performance obligation has been fulfilled and collectability is probable. If products are delivered to a customer’s warehouse on consignment, we typically retain control and revenue is recognized at the point in time when the customer retrieves the goods from the warehouse.

Revenue from production equipment contracts

We recognize revenue over time for contracts relating to the manufacturing, modifications and retrofits of equipment, as the equipment is built to customer specification and we have an enforceable right to payment for the completed performance. For these sales, we use the cost-to-cost input method to measure progress. In cases where cost-to-cost is not proportionate to our progress in satisfying the performance obligation because of uninstalled materials, we adjust the measure of progress and recognize revenue to the extent of costs incurred to date to satisfy the performance obligation under the contract.

Contract assets and contract liabilities

Our customer contracts related to the sale of equipment as well as modifications and retrofits for equipment may include a diverse range of payment schedules dependent upon the nature and type of goods and services being provided. We often agree to payment schedules under which we receive payments throughout the term of the contract. Where payments made are greater than the revenue recognized at the period end date, we recognize a contract liability for this difference. Where payments made are less than the revenue recognized at the period end date, we recognize a contract asset for this difference. Where we have an unconditional right to payment or an advance, we recognize a trade receivable.

Significant judgments for revenue recognition

Management is required to form a number of key judgments and assumptions in determining the amount of revenue and profits to record, and related balance sheet items (such as contract assets, contract liabilities and trade receivables) to recognize in the period including:

•	determining whether contracts with multiple components contain distinct goods or services;

•

for sales of equipment, assessing the nature of the goods or services that we have promised to transfer, as well as the timing of when the goods and services are provided and control transfers to the customer in order to determine whether to recognize revenue at a point in time or over time; and

•	assessing the timing of satisfaction of performance obligations.

Business Combination

We account for business combinations under the acquisition method of accounting pursuant to IFRS 3 “Business Combination”. This method requires the recording of acquired assets, including separately identifiable intangible assets, and assumed liabilities at their acquisition date fair values. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, royalty rates, asset lives, and market multiples, among other items.

The fair values of intangible assets were estimated using an income approach, either the excess earnings method (customer relationships) or the relief from royalty method (technology and trademarks). Under the excess earnings method, an intangible asset’s fair value is equal to the present value of the incremental after-tax cash flows attributable solely to the intangible asset over its remaining useful life. Under the relief from royalty method, fair value is measured by estimating future revenue associated with the intangible asset over its useful life and applying a royalty rate to the revenue estimate. These intangible assets enable us to secure markets for our products, develop new products to meet the evolving business needs and competitively produce our existing products.

The fair value of real properties acquired was based on the consideration of their highest and best use in the market. The fair values of property, plant, and equipment, other than real properties, were based on the consideration that unless otherwise identified, they will continue to be used “as is” and as part of the ongoing business. In contemplation of the in-use premise and the nature of the assets, the fair value was developed primarily using a cost approach. The determination of the fair value of assets acquired and liabilities assumed involves assessing factors such as the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition.

The results of operations for businesses acquired are reflected in the financial statements from the date of the Acquisition. See note 23 to the Successor financial statements for further detail on the Acquisition and related accounting.

Income Taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Interest and penalties related to income taxes are accounted for under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.”

Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is the best estimate of the tax amount to be paid or received that reflects uncertainty related to income taxes, if any, and is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax basis, and on carry-forwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted by the end of the reporting period, and reflect uncertainties related to income taxes, if any. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income, based on the Company’s forecast of future operating results which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Impairment of Goodwill

The recoverable amount of goodwill is tested for impairment annually, or more frequently if any indication of impairment exists.

Assets are grouped into cash-generating units (“CGUs”) and tested. A CGU is a group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets. We determined that we operate as two CGUs, GMF, and EL. For this purpose, assets (and capital expenditure cash flows included in the discounted cash flows) are allocated between the two CGUs.

An impairment loss is recognized when the recoverable amount is lower than the carrying amount of the assets. The recoverable amount is the higher of the fair value (less costs of disposal) and value in use. The value in use of a CGU is determined by reference to the discounted expected future cash flows, based upon the management’s expectation of future economic and operating conditions.

See note 8, “Other Intangible Assets and Goodwill” for further detail on impairment of non-financial assets (including Goodwill).

See note 23, “Business Combinations,” to the Successor financial statements for further detail on the Acquisition and related accounting.

Derivative and Hedging Instruments

We occasionally use derivative instruments to manage our exposure to risks of changes in foreign exchange rates. Derivative instruments are measured at fair value. Under IAS 39 “Financial Instruments: Recognition and Measurement,” which was applicable to the Predecessor month ended January 31, 2017 and the Successor year ended December 31, 2017, and IFRS 9 “Financial Instruments” which was applicable to the years ended December 31, 2018 and 2019, changes in fair value of derivative instruments were recognized in the statement of income or, if cash flow or net investment hedge accounting was applied, in other comprehensive income for the effective portion of changes in fair value, and were recognized in the balance sheet in the accounts corresponding to their nature. The derivative instruments used by us are foreign currency forwards and options exclusively. Forward and option exchange contracts are valued on the basis of a comparison of the negotiated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

We do not use any other derivatives. Our Opco Notes and Holdco Notes contain certain redemption features that are required to be accounted for separately at fair value as embedded derivatives. Embedded derivatives are measured at fair value and recognized in the balance sheet accounts corresponding to their nature. The embedded derivatives present in each of the Opco Notes and the Holdco Notes are valued as a single compound derivative based on a set of discounted cash flow scenarios in which binomial interest rate trees are created utilizing market based volatility assumptions and constant interest rate spreads to determine scenarios in which each option would be rationally exercised. Changes in fair value of such derivatives are recognized in “Other expense, net” in the statement of income.

Recent Accounting Guidance

IFRS 16 “Leases” is effective for annual periods beginning on or after January 1, 2019. We adopted this standard on January 1, 2019, by using the simplified retrospective approach. Therefore, the Company will not restate the comparative amounts for the year prior to adoption, as allowed by IFRS 16.C7, and will continue to report them under IAS 17 and IFRIC 4.

IFRS 16 “Leases” changes the definition of a lease and provides a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. We will recognize new assets and liabilities for operating leases with some exceptions. In addition, expenses related to leases will now change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. Lessor accounting remains similar to the current standard and no significant impact is expected for finance leases.

On adoption of IFRS 16, we recognized lease liabilities in relation to leases which had previously been classified as operating leases under IAS 17 at the present value of the remaining lease payments, discounted using our incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 1.4%. The associated right-of-use assets were measured at an amount equal to the lease liability at the initial application date. In addition, favorable lease assets and land use rights already recorded on the balance sheet at initial application date totaling $27.0 million where reclassified to right-of-use assets. As a result of the initial application of IFRS 16, we recognized $80.6 million of current and non-current lease liabilities and $107.6 million of right-of-use assets. During the year ended December 31, 2019, we recognized depreciation and amortization of $17.5 million and interest expense of $0.9 million and selling, general and administrative expenses decreased by $16.3 million. In addition, as a result of the application of IFRS 16, cash flow provided by operating activities increased by $15.9 million while cash flow used in financing activities decreased by the same amount. Payment relating to the interest portion of leases in an amount of $0.9 million were included in cash flow from operating activities.

Quantitative and Qualitative Disclosures about Market Risk

Our business and financial results are affected by fluctuations in world financial markets, including interest rates and foreign currency exchange rates. We may in the future utilize derivative financial instruments (including LIBOR swap arrangements), among other methods, to hedge some of these exposures. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

We are subject to the risk that the fair value of future cash flows will fluctuate as a result of changes in prevailing market conditions. In order to manage that risk, our indebtedness includes both fixed and floating rate interest rates. The principal outstanding amount of indebtedness was $2,169.8 million (excluding short-term and long-term deferred financing costs and $75.1 million of lease liabilities) of which $1,203.1 million bore interest at a fixed rate as of December 31, 2019.

As of December 31, 2019, an increase of interest rates of 100 basis points would have resulted in additional annual interest expense in the amount of $9.6 million.

Foreign Currency Exchange Rate Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates relative to the U.S. dollar, the currency in which we prepare our financial statements. This is because when we generate revenues and cash flows in a currency other than the U.S. dollar, these amounts must be translated into U.S. dollars for purposes of preparing our financial statements. Accordingly, our reported financial results will generally benefit when the U.S. dollar is weak relative to other currencies and will generally be adversely affected when the U.S. dollar is strong relative to other currencies. Because the majority of our non-U.S. dollar revenues are denominated in Euros and RMB, we are particularly impacted by changes in the price of these currencies relative to the U.S. dollar. For Successor fiscal 2018, 17%, 34% and 41% of our revenues were denominated in Euros, RMB and other non-U.S. dollar currencies, respectively. For Successor fiscal 2019, 18%, 35% and 40% of our revenues were denominated in Euros, RMB and other non-U.S. dollar currencies, respectively.

In addition to this translational risk, we are subject to foreign currency transaction risk when we or any of our subsidiaries enter into transactions denominated in currencies other than the functional currency of the applicable entity. Specifically, we and our subsidiaries face the risk of adverse movements in the price of the applicable foreign currency relative to the applicable functional currency between the time a transaction is originally entered into and the time that it is settled.

To mitigate our foreign currency translational risk, we may from time to time engage in translation exposure hedging. To mitigate our foreign transaction risk, we generally try to have our subsidiaries transact in their respective functional currencies and may from time to time enter into hedging arrangements. However, we do not manage our foreign currency exposure in a manner that eliminates all the effects of changes in foreign currency exchange rates on our revenues, cash flows, or the fair values of our assets and liabilities and as a result, changes in foreign currency exchanges rates may adversely affect us.

Commodity Price Risk

We currently have effective contractual arrangements with nearly all of our customers for passing through changes in the cost of palladium to them. Should these arrangements no longer be in place or effective in the future, we may need to hedge these costs and our results could be adversely affected.

OUR INDUSTRY AND END-MARKETS

We are #1 in the global EL plating chemistry market and #1 in the global GMF plating chemistry market, with the top three players in each market collectively holding a significant portion of those markets. The remaining share of each market is generally held by small, local suppliers focused on specific technologies or geographies. Within our EL segment, we currently focus on a $2.4 billion portion of the broader $23 billion global surface treatment market. Within our GMF segment, we currently focus on a $2.1 billion portion of the broader $23 billion global surface treatment market.

We expect our markets to grow at a CAGR of approximately 3.2% from 2019 to 2023 driven by various secular growth trends such as digitalization, further device miniaturization, increased data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards. We believe our unique business model, characterized by consistent and significant investment in R&D, a focus on high-tech growth applications, customer intimacy and integration, and chemistry-equipment solutions approach, positions us to continue to increase our market share. Over time, we expect our innovation, organic growth strategy, and potential bolt-on M&A will expand our market opportunity.

EL Industry and Trends

The EL plating chemistry market is a $2.4 billion industry and is expected to grow at a 3.6% CAGR from 2019 to 2023. We are #1 in the global EL plating chemistry market with a 24% market share. EL plating chemistry is used in electronic applications such as PCBs embedded in smartphones, automotive electronics, communication infrastructure, cloud computing infrastructure, and consumer electronics.

EL Chemistry Addressable Market	EL Competitive Landscape (2018)

Source: Industry report by a major third-party consulting firm and/or management estimates.

(1)	Includes end-markets such as industrial, medical, and others.
(2)	Expected market growth is subject to a number of significant uncertainties and assumptions, see “Market and Industry Data.”

The EL market benefits from broad digitalization and proliferation of PCBs and SCs, driven by prominent secular trends, including:

•

5G Infrastructure: The rollout of 5G wireless infrastructure is expected to require approximately twice the number of high-frequency base stations compared to those needed for 4G in order to support the higher data traffic volumes, speeds, and frequency capabilities. This increased infrastructure need will drive incremental demand for advanced PCBs and SCs. 5G is also expected to enable new applications that consume larger amounts of data, at higher speeds, and on higher frequencies, which is expected to increase the requirements for plating technology in devices transmitting, receiving, and processing such data.

•

Next-Generation Smartphones: The smartphone market is a highly innovation-intensive market characterized by constant technological advancements such as OLED displays, flexible screens, additional sensing features, and increased processing speeds. In addition, the new generation of smartphones will be 5G compatible. These advancements, along with increased battery life, require constant PCB miniaturization and greater line density, which drive demand for advanced plating solutions, such as mSAPs, to meet technical requirements.

•

Increasing Electronics Content in Automotive: The automotive industry is undergoing a fundamental and transformational change with an evolution towards electrification of powertrains (EVs and HEVs) and ADAS/autonomous vehicles. These trends will drive increasing electronic content per vehicle, with the value of electronic systems within a car expected to grow to 40% of total automotive manufacturing costs by 2030, creating significant additional demand for higher value PCBs and SCs.

•

Cloud Computing Infrastructure Growth: Adoption of big data-related analytics is expected to drive increased need for cloud computing infrastructure for data storage and IoT devices for data creation. There is significant industry investment in this area, with approximately 60 million servers estimated to be shipped globally from 2018 to 2022, compared to 44 million shipped globally from 2014 to 2018. Additionally, utilizing this data will call for increases in processing speed. Together, these factors are expected to drive adoption of, and demand for, advanced PCBs and SCs.

•

Adoption of Consumer and Industrial “Internet of Things” Devices: The growth of IoT results in increasing proliferation of connected sensors and devices in various consumer electronics (“smart” homes) and industrial (machine learning) applications. By 2022, there are expected to be 15.8 billion connected IoT devices, compared to 5.3 billion in 2018. As the capability of IoT devices increases, so will demand, driving higher volumes, device miniaturization, and state-of-the-art PCBs, HDIs, and SCs.

We are well-positioned to take advantage of these trends and the resulting complexity given our advanced chemistry capabilities, equipment integration, and reputation for quality and high-touch customer service.

The following illustration outlines components of a high-end smartphone dependent upon EL chemistry:

GMF Industry and Trends

The GMF plating chemistry market is a $2.1 billion industry and is expected to grow at a 2.8% CAGR from 2019 to 2023. We are #1 in the global GMF plating chemistry market, with a 22% market share. GMF plating chemistry is predominantly used in automotive surface finishing and other industrial applications such as heavy machinery, household appliances, fixtures, and construction.

GMF Chemistry Addressable Market	GMF Competitive Landscape (2018)

Source: Industry report by a major third-party consulting firm and/or management estimates.

(1)	Includes end-markets such as household fixtures and decorative hardware, cosmetic, fashion, jewelry, energy, and others.
(2)	Expected market growth is subject to a number of significant uncertainties and assumptions, see “Market and Industry Data.”

The GMF market benefits from growing industrial- and consumer-driven demand, driven by prominent secular trends, including:

•

Increasing Quality Requirements: The trend towards improving product quality to meet longer warranty standards requires greater useful lives of parts and components, driving demand for high-performance GMF plating processes. These processes increase wear- and corrosion-resistance of our customers’ end-products.

•

Premiumization: The growth of the consumer class in emerging markets such as China and India has led to increased demand for light and premium vehicles, household appliances, and heavy machinery. This increased “premiumization” of products and demand for new products has led to more and higher-value chrome surfaces (e.g., satin finishes) and growing per-unit plating content. Consumer purchases in China and India are expected to grow from approximately $6.1 trillion in 2015 to approximately $25.0 trillion in 2030 and, as purchasing power in these markets continues to rise, these demand patterns should continue driving increased volumes of our products.

•

Increasing Environmental Regulation: New environmental requirements regulating specific substances used in certain chemical processes, water and waste disposal, and tightening emissions standards, such as Euro 6d-TEMP and China 6 among other measures, have led OEMs and our customers to emphasize sustainable products and systems. These new regulations are expected to increase demand for our market-leading environmentally sustainable solutions and technology.

•

Lightweighting: Increasingly stringent emissions standards, environmental regulations, and an emphasis on range for EVs and HEVs have increased demand for automotive weight-efficiency. This increase in lightweighting drives demand for GMF plating applications, particularly our POP and DECO products, which can enable substitution of metal for plastics with metallic finishes. Lightweighting also leads to new innovations because, as new lighter-weight materials are utilized, they will require tailored chemistry solutions to address new challenges, such as advanced corrosion protection requirements.

We are well-positioned to take advantage of these trends and the resulting complexity given our advanced chemistry capabilities, equipment integration, and reputation for quality and high-touch customer service.

The following illustration outlines components of a medium-sized automotive dependent upon GMF chemistry:

Equipment Industry and Trends

In addition to the chemistry markets, we also compete within the equipment markets for EL and GMF plating chemistry applications where we have the #1 global market share in EL horizontal plating equipment and are one of the market leaders in GMF plating equipment. We have also recently invested in VCP technology, which substantially increases our addressable market for plating equipment and will provide us with the opportunity to increase our market share and chemistry sales. We view our equipment offering as critical in supporting our chemistry sales, as well as in providing our comprehensive systems and solutions approach. We expect the equipment market to benefit from the same drivers as the underlying chemical markets. Consequently, we estimate the value of the EL equipment market to grow at a CAGR of approximately 3.6% from 2019 to 2023 and we expect the GMF equipment market to grow at a CAGR of approximately 2.8% from 2019 to 2023. As equipment represents a substantial upfront investment for our customers, procurement decisions for equipment products typically follow the characteristics of the capital and technological investment cycles. Once installed, our equipment is a source of recurring revenue and an important growth driver for our chemistry, spare parts/wear parts, service, line upgrades, retrofits, and technical support.

BUSINESS

We are the leading global provider of specialty electroplating solutions delivering chemistry, equipment, and service for high-growth technology applications. We are #1 in the global EL plating chemistry market, #1 in the global GMF plating chemistry market, and the #1 global manufacturer of horizontal plating equipment for PCB production. Our solutions are used in a wide variety of attractive end-markets, including smartphones, communication infrastructure, cloud computing infrastructure, computing and consumer electronics, automotive electronics, and automotive surface finishing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances. We benefit from various secular growth trends such as digitalization, increasing data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards. We expect these trends to not only increase demand for our customers’ end-products that use our plating chemistry, but also increase the amount and value of plating chemistry used in each end-product, allowing our growth to outpace underlying end-market volume growth.

We are the only major company in our industry that provides both chemistry and equipment, which we sell through both our EL and GMF segments. Our comprehensive systems and solutions approach leverages our unique offering of chemistry, equipment, and service. We believe this business model creates a sustainable competitive advantage that helps us achieve deep customer intimacy and allows us to continue to grow our market share and capitalize on positive market growth trends. This approach is supported by our 17 state-of-the-art global technology centers, which allow us to provide local service around the world and to respond in real-time to customer needs. The combination of our comprehensive systems and solutions approach, expansive global manufacturing and sales footprint, customer-driven investments in R&D, and superior technical expertise makes us an ideal electroplating and surface finishing solutions partner for our diverse customer base. This drives long-lasting relationships and an industry-leading financial profile, with fiscal 2019 EL and GMF Segment Adjusted EBITDA margins of 35.4% and 27.4%, respectively.

Electroplating refers to an advanced manufacturing process that involves the electrolytic deposition of a thin metal coating on a substrate. This technique is widely used in the manufacturing of products for a variety of end-markets, including smartphones, automotive, heavy machinery, and household appliances. Electroplating provides mission-critical functionality to the final end-products, such as interconnection in electronic devices, corrosion protection and wear-resistance of mechanical components, and high-value aesthetic appearance in metal finishing of decorative parts and surfaces. Our solutions are mission-critical for the PCB, SC, and surface finishing industries, but typically account for less than 1% of total end-product cost. Our customers rely on these solutions to increase processing speeds, further miniaturize devices, transform product appearance, and increase product durability. Our direct customers are among the most important suppliers to the world’s leading OEMs in our key end-markets. In order to satisfy demanding OEM specifications, we often partner with OEMs and our direct customers to develop comprehensive solutions that embed, or “design-in” our offerings. The “designed-in” nature of our solutions and the associated testing and certification processes, which can last up to five years, lead to high switching costs for our direct customers and OEMs. Our solutions create significant value for our customers by consistently and reliably enabling superior product performance. Our ability to consistently deliver a compelling customer value proposition has led to long-standing customer relationships, with an average relationship length of 24 years among our top 25 customers and, underpins our sustainable competitive advantage.

Our chemistry is found in a variety of everyday products across a wide range of attractive end-markets:

Our business is defined by an unwavering commitment to R&D with a focus on high-growth applications, close customer collaboration, and market-led innovation. We believe that we consistently invest more in R&D than our competitors with our fiscal 2019 R&D expense representing 4.3% of revenue for the same period. This investment includes over 500 R&D employees worldwide. Approximately 90% of our annual R&D investments support our existing customers’ product improvement and short-term R&D needs. This close collaboration enables us to pioneer new high-value solutions with reduced commercial risk, while the remainder of our R&D investment is focused on developing next-generation technologies, often in partnership with leading OEMs, customers, and universities. Our historical and continued investment in R&D allows us to solve complex technical problems associated with cutting-edge product innovations, such as OLED displays, flexible screens, and ADAS.

Our well-invested global footprint is comprised of our 17 state-of-the-art global technology centers, 15 chemistry production facilities, and two equipment production facilities. We believe we have the largest EL and GMF plating presence in Asia, with seven production facilities and nine technology centers, a distinct and crucial element of our business that enables us to capture growth throughout this key region. We serve customers locally in over 40 countries with approximately 4,000 employees, of whom 1,900 are directly engaged in customer support, leveraging their technical expertise in sales, marketing and service to enhance our customers’ operations, improve existing practices, and enable the rapid commercialization of new products. Of these approximately 1,900 technical experts, several hundred work directly with our customers at their facilities. Our scale and strong local presence are key competitive differentiators, allowing us to leverage our technology portfolio to address our customers’ current and future requirements, while simultaneously providing localized, high-touch customer service.

We sell our chemistry and equipment to a diverse mix of customers who are typically manufacturers serving global markets, ultimately mitigating our exposure to any individual geography. For fiscal 2019, our top ten customers accounted for approximately 26% of our total chemistry revenue.

Our Business Segments

Our business operates in two business segments, Electronics and General Metal Finishing, with both offering chemistry, equipment, and service globally.

(1)	See “Prospectus Summary—Summary Historical and Pro Forma Financial Information.”
(2)	Other end-markets include aerospace & military, medical & industrial, decorative hardware, and others.

Although these segments each have distinct end-markets and customers, they both benefit from our centralized functions and global scale. In addition, we leverage our significant R&D spend and resulting innovations, as well as our shared technology centers and production facilities, to benefit from technologies, innovations, best practices, and other key learnings across our product portfolio and segments. This R&D coordination, along with our centralized functions, results in better commercial focus and increased productivity and profitability.

Electronics

Overview

We are #1 in the global EL plating chemistry market, with a market share of approximately 24% based on our fiscal 2018 EL plating chemistry revenue. We provide plating chemistry, equipment, and service used in the manufacturing of electronics components, including PCBs and SCs, with demand driven by a variety of end-markets, including smartphones, communication infrastructure, cloud computing infrastructure, automotive electronics, and consumer electronics in which we have strong positions. In addition, we have invested and developed solutions that have enabled a new wave of technological innovation, including the next generation of automotive electronics and electronic devices created by our customers and OEMs. In connection with these investments, the number of patents and patent applications related to our EL offerings increased from 693 in fiscal 2005 to 1,400 in fiscal 2019, or 102.0%. Our expansive footprint allows us to serve the global electronics supply chain, as demonstrated by our longstanding relationships with 28 of the top 30 global PCB manufacturers. Our top ten EL customers accounted for approximately 47% of our total EL revenue for fiscal 2019.

Revenues by End-Market(1)	Revenues by Geography(1)	End-user Demand by Geography(3)

(1)	Represents 2019 chemistry revenues.
(2)	Includes end markets such as medical & industrial, energy, and others.
(3)	End user demand by geography represents the estimated geographic breakdown of our 2018 revenues by ultimate end users of products with our chemistry.

Chemistry

Our EL plating chemistry offering is used in the manufacturing of PCBs and SCs to provide electrical conductivity used in devices and components serving mission critical functions in a wide variety of end-markets including consumer electronics and automotive applications. Our product portfolio is focused on attractive growth segments of the EL plating chemistry market that involve technologically advanced production processes. These high-value technology segments include complex applications such as HDIs, IC substrates, and flex or rigid-flex PCBs used in smartphones, 5G infrastructure, servers, and automotive electronics. The use of our specialty chemistry in these applications typically requires long approval lead times and faces high switching costs and costs of failure, resulting in our higher margins relative to those of other plating applications. Descriptions of our various products and applications are set forth in the table below:

		Product	Description	Atotech Differentiation	Applications
PCB Applications	Plating Through Hole (“PTH”)		Creating conductivity on non-conductive surfaces	Our horizontal Uniplate equipment together with our chemistry is the leading solution for HDI PCBs and the preferred process for many leading smartphone OEMS	Enables the next generation of PCBs such as multi-layer boards, flex and rigid-flex PCBs, HDI, and package substrate boards. Also used in touchscreens and displays
	Pattern / Panel Plating		Electroplating of copper, nickel, gold, and tin on the surface of a PCB to create interconnects among components
	Selective Finishing		Final finishes for soldering, wire bonding, and other assembly technologies	Leading immersion tin surface finish (Stannatech) for automotive electronics
	Surface Treatment Technologies		Surface preparation to create adhesion during the electroplating process	Most successful oxide replacement process for innerlayer bonding product series, namely Bondfilm and leading advanced surface preparation processes

SC and Interconnect Applications	Semiconductor Plating: Dual Damascene & Advanced Packaging		High speed copper RDL (redistribution layer) and pillar plating for advanced packaging. Electroless processes for under bump metalization	High purity chemistries and optimized process solutions for metal deposition on SCs, complemented by our cutting edge, single and double side Multiplate plating equipment	Flip chip memory transceivers, embedded processors, microelectromechanical systems, complementary metal- oxide-semiconductors, image sensors, insulated gate bipolar transistors, and power chips
	Leadframes & Connectors		Provides connector & leadframe industries with tin & tin alloys, silver plating and adhesion promoters	Highly reliable processes qualified at major automotive and aerospace OEMs	Connectors, integrated circuit/lead frames, and LED

Equipment

We manufacture and supply a broad range of horizontal plating equipment to our customers. Our broad range of plating and auxiliary equipment, spare parts, and ancillary services for our EL offering provides us with an advantage over our competitors who provide only chemicals. When our equipment is used in conjunction with our EL plating chemistry offerings, we believe our customers can optimize plating results with better production yields and higher product quality, thus reducing their manufacturing costs and improving end-product performance. Our customers have recognized this benefit, with 56% of our EL PCB plating chemistry sales in fiscal 2019 sold for use in our equipment.

We are the #1 global manufacturer of horizontal plating equipment for PCB applications, and we have recently invested in vertical plating technology for PCB applications. While both horizontal and vertical plating equipment enable the deposition of metal layers in solutions, they utilize different methods to transport PCB panels through a plating line. In horizontal plating, PCB panels are transported through a line via rollers, whereas in vertical plating, PCB panels are transferred via baskets. Each process offers advantages depending on the specific PCB manufacturing processes and applications. Historically, we have focused on horizontal plating equipment and gained a decisive competitive advantage in this area. Our horizontal plating equipment reduces consumption of fresh and wastewater, energy, and process chemistry, while also providing superior fluid delivery to the PCB panels, which leads to enhanced process uniformity and quality. Compared to a standard vertical plating line, our Uniplate system is environmentally friendly, reducing wastewater generation by 41%. Due to these benefits, horizontal plating equipment is typically used for higher value PCBs versus standard vertical plating equipment. However, since some of our customers use vertical conveyorized plating equipment for specific applications, our recent investment in VCP technology enables us to broaden our portfolio and provide them with a comprehensive systems approach, which we expect will drive additional chemistry sales. The following table details our equipment:

	Product	Description	Atotech Differentiation	Related Product/ Technology

Uniplate Cu		Horizontal electrolytic copper plating	High throughput and reliability for high-end PCBs (i.e., for smartphones and chip packaging applications such as Flip Chip Scale Package). Eliminates chemical fumes, requires less floor space and less chemistry volume compared to vertical plating equipment	Pattern/Panel Plating
Uniplate P/LB		Desmear system including market leading regeneration and resource saving features; horizontal copper plating line	The market leader for horizontal desmear and electroless copper processing. Offers the highest yield on fine line products due to patented flooding devices and capability for ultra thin core transport, as required for advanced IC substrates	Plating Through Hole
Uniplate CP/NP		Horizontal direct metallization lines for conductive polymer and palladium colloid processes	Optimized for our palladium and polymer direct plating processes to allow maximum range of product to be produced at high yields	Plating Through Hole
Polygon Product Lines		Cost-effective horizontal equipment for advanced surface preparation, desmear and electroless copper process	Offers similar plating performance as Uniplate P/LB at lower cost, targeted for automotive and HDI PCB production. Surface treatment line ensures best surface treatment process performance and appearance	Surface Treatment Technologies and Plating Through Hole
Horizon Bondfilm		Horizontal inner layer bonding	The leading oxide replacement system for ultra thin core processing	Surface Treatment Technologies
Horizon Stannatech		Horizontal immersion tin for multiple lead-free soldering and press-fit technologies	Leading system solution for immersion tin. Equipment and chemistry have been optimized in close cooperation with the automotive electronics industry to maximize reliability	Selective Finishing
Multiplate for Wafer and Panel		Double-sided electrochemical deposition (“ECD”) on wafer, double-sided electrolytic plating	Several unique features ensure better surface distribution, high plating speed, and differentiated double-sided plating	Semiconductor Plating and Pattern/Panel Plating
Vertical Conveyorized Plating		Vertical conveyorized double-sided electrolytic copper plating equipment	Recent addition to Atotech’s equipment offering. Broadens the addressable EL equipment market to semi-additive electroplating solutions required in the high-end smartphone and IC packaging end-markets	Pattern/Panel Plating

Service

We offer services to our customers, including on-site support at our customers’ PCB and SC production facilities. We engage in joint development projects leveraging our technology centers to collaborate with OEMs and direct customers. This customer intimacy allows us to better understand our customers’ production processes and enables us to optimize our solutions, leading to an increase in productivity and process reliability. These projects also allow us to anticipate the industry’s future requirements, which, in turn helps our customers remain at the forefront of technological advancement. In many instances, we help to set up and run new plating lines, as well as provide manufacturing oversight to ensure that optimal plating results are consistently achieved. With the support of our 11 EL technology centers worldwide, we can rapidly introduce new and relevant technologies to the market and provide application development, testing, support, and training services. Our analytical and materials science laboratories support customers with the use of cutting-edge scientific tools and highly skilled professionals.

Customers

We work directly with, and are certified by, many of the leading global electronics OEMs and are able to satisfy their strictest quality requirements. We partner with OEMs during their product development process to have our process solutions qualified and designed into the product specifications they provide to PCB manufacturers. The PCB manufacturers, our direct customers, supply a diverse group of blue chip OEMs, including Oppo, Samsung, Sony, and Microsoft and SC packaging manufacturers. Quality and technical competence, as well as innovation, R&D, and sustainability are the primary purchasing criteria for our customers. Through a combination of superior solutions and customized on-site support we have demonstrated a successful track record of consistently meeting the needs of our customers which has resulted in long-standing and deep relationships. We serve 28 of the top 30 of the largest PCB manufacturers in the world and have historical or ongoing joint development projects for future technologies and products with 13 of the top 30. The fragmented nature of the PCB customer base provides diversity, which differs from the more concentrated customer base in the SC industry.

Electronics Manufacturing Value Chain

General Metal Finishing

Overview

We are #1 in the global GMF plating chemistry market, with a market share of approximately 22% based on our fiscal 2018 GMF plating chemistry revenue, supplying specialty-plating chemistry to approximately 7,000 customer sites globally. We are also one of the market leaders in GMF plating equipment. Our comprehensive systems and solutions generally add the most value for our larger GMF customers who have complex technical requirements. For our other customers, who are often smaller, we provide value by being a one-stop shop for all their plating needs, supplying chemistry, auxiliary equipment, and high-touch local service. Our solutions not only transform the aesthetics of plastics and metals to create a higher value appearance, but also improve corrosion- and wear-resistance and environmental sustainability. We believe our comprehensive approach strengthens our ability to win business, providing our customers with enhanced production yields, higher quality results, and improved end-product performance, while reducing their manufacturing and warranty costs. Our diverse technology portfolio enables customers to respond quickly to evolving trends in their respective end-markets. In connection with our investments in our GMF offering, the number of patents and patent applications related to our GMF offerings increased from 445 in fiscal 2005 to 815 in fiscal 2019, or 83.1%, and the number of approvals from leading OEMs increased to approximately 400. In addition, we have grown our market share in Asian markets where we anticipate strong demand for our GMF plating chemistry offering going forward. Our top ten GMF customers accounted for approximately 13% of our total chemistry GMF revenue for fiscal 2019.

Revenues by End-Market(1)	Revenues By Geography(1)	Revenue by Customer(3)

(1)	Represents 2019 GMF chemistry revenues.
(2)	Includes end-markets such as cosmetic, fashion, jewelry, energy, household fixtures, decorative hardware, and others.
(3)	Represents 2019 specialty chemistry revenues, excluding commodities.

Chemistry

Our GMF plating chemistry offering comprises specialty plating chemicals used in surface finishing processes for a wide variety of end-markets including automotive surface finishing, heavy machinery, household appliances, fixtures, and construction. These metal finishing processes enhance the physical properties of products by providing functional coatings for wear resistance and corrosion protection and transform the aesthetic appearance of products by providing decorative coatings. We focus on applications in which we add significant value, including complex applications for components and safety parts for automotive, heavy machinery and construction, as well as on other applications where our high-touch service can significantly improve production outcomes. The use of our specialty chemistry in these applications typically requires long approval lead times and faces high switching costs and costs of failure, resulting in higher margins for us relative to other plating applications. In addition, we have pioneered sustainable technology in our GMF segment, which has been particularly important to our customers in order to ensure compliance with tightening environmental regulations. For example, we were the first company to introduce the trivalent chromium hard chrome plating process, allowing our customers to phase out Chrome VI. Examples of our products and applications are set forth in the table below:

	Product	Description	Atotech Differentiation	Applications

Decorative Coatings (“DECO”) / Plating on Plastics (“POP”)		Gives metals and plastics high-quality and decorative appearance through the use of copper, nickel, and chrome electroplating	Market leader in plating on plastics and decorative coatings worldwide. Superior equipment offering	Interior and exterior vehicle fittings, shower heads, faucets, general fittings, jewelry, cosmetics

Corrosion Protection		Coatings such as zinc and zinc alloys, zinc flake coatings, passivates, and sealers used to provide protection against corrosion and enhance decorative properties	Only supplier in the market with a comprehensive electrolytic zinc/zinc alloy and zinc flake coating portfolio	Fasteners, brake components, stamped parts, window frames

Wear Resistant Coatings (Functional Chrome / Electroless Nickel)		Provides high surface & abrasion resistance using materials including hard chrome, iron, phosphorous, electrolytic nickel, and silicon carbide	Benchmark for conventional hard chrome plating. BluCr first functional trivalent chrome process in the market. Unique shipment approach/DynaChrome	Piston rods, piston rings, hydraulic systems, fuel delivery systems, valves

Paint Support Technologies		Covers paint pretreatment, paint stripping, and paint overspray treatment solutions	Focus on sustainability by reducing sludge, CO2, and hazardous materials for our customers	Consumer goods, household appliances, motorbike components, automotive tools, aluminum wheels

Equipment

We are one of the market leaders in GMF plating equipment. We manufacture and supply equipment that comprises plating lines and related spare parts and a broad range of auxiliary equipment to our customers. When our equipment is used in conjunction with our specialty chemistry, we believe our customers can optimize plating results with better production yields and higher product quality, thus reducing their manufacturing costs, improving product performance, and ensuring their compliance with environmental regulations. Because of these customer benefits, our equipment sales are usually correlated with significant follow-on chemistry sales. Our plating lines contribute to minimized energy consumption, for example, through optimized exhaust air systems and wastewater reduction, efficient pumps, and motors, in combination with advanced control system intelligence. GMF plating equipment is particularly beneficial to our customers facing complex technological requirements such as the plating of shock absorbers at high speed and large quantities. Our auxiliary equipment ranges from ion exchange technologies, metal recovery systems, and membrane anode technology to regeneration and electrodialysis systems. This auxiliary equipment helps our customers reduce consumption of raw materials and generation of waste while increasing their production efficiency. Although we primarily do business with metal plating service providers and suppliers, we have partnered with most major OEMs to deliver comprehensive solutions to meet their evolving technical and design specifications. In addition, we emphasize environmentally friendly products, including our DynaChrome systems, which utilize 70% less water and 42% less energy versus standard vertical plating lines. The following table details our equipment and services:

	Product	Description	Atotech Differentiation	Related Product / Technology

DynaChrome		Piston rods (shock absorbers) plating	Has no equivalent in the market. The unique vertical plating technology can be fully integrated into the production process and is used for shock absorbers plating where we are the market leader	Wear Resistant Coatings / Functional Chrome

DynaPlus		Decorative plating of front grills, emblems, interior parts Functional plating for rack and barrel parts.	For our key customers, we offer vertical production lines for decorative and functional plating	DECO, POP, CRC

Auxiliary Equipment		Ion exchange systems, regeneration systems, and electrodialysis systems which increase production efficiency (e.g., by reducing wastewater and chemistry consumption during the plating process) and quality	We are a technology leader with our fully automated auxiliary equipment and have the broadest offering with a wide range of technologies and applicable plating product groups	DECO, POP, Corrosion Protection, Electroless Nickel

Service

We offer on-site support at our customers’ production facilities and other services to our customers. We engage in joint development projects leveraging our technology centers to collaborate with OEMs and direct customers. This customer intimacy allows us to better understand our customers’ production processes and enables us to optimize our solutions, leading to an increase in productivity and process reliability. These projects also allow us to anticipate the industry’s future requirements, which, in turn helps our customers to remain at the forefront of technological advancement. In some instances, we help to set up and run new process lines, as well as provide manufacturing oversight to ensure that optimal plating results are consistently achieved. With the support of our 15 GMF technology centers worldwide, we can rapidly introduce new and relevant technologies to the market and provide application development, testing, support, and training services. Our analytical and materials science laboratories support customers with the use of cutting-edge scientific tools and highly skilled professionals.

Customers

Within the GMF plating chemistry market, we have a highly diversified customer base of approximately 7,000 customer sites and supply plating chemicals for decorative and functional surface finishing applications across a wide variety of end-markets. Our largest end-market is automotive surface finishing, where our chemistry supplies the value chain serving all major automotive OEMs. Our products and technologies must be pre-qualified by the OEMs, which is a time-intensive process that can last up to five years and yields strong and often long-lasting client relationships and results in high switching costs for customers. Our customers place a strong emphasis on quality, technical competence, and customer service, including technical support and training. The competitive advantages derived from our technology leadership and intimate customer approach further strengthens our existing relationships and foster new ones. In addition, our dedicated support teams stay in close contact with OEMs and suppliers to address their present and future needs and align our R&D program accordingly.

General Metal Finishing Value Chain

Our Competitive Strengths

Global market leader in well-structured markets with positive long-term secular growth trends

We are the global market leader in both of our primary markets—#1 in EL plating chemistry with a 24% market share and #1 in GMF plating chemistry with a 22% market share. Each market is well structured, with the three largest players in the EL and GMF plating chemistry markets representing a combined 64% and 48% market share, respectively. We are a recognized leader in plating processes for applications such as HDI for smartphones, IC substrates, DECO, POP, as well as functional chrome plating and have long-standing relationships with our customers.

We expect our market leadership will allow us to leverage and capitalize on favorable secular trends in the EL and GMF plating chemistry markets, which are forecast to grow at CAGRs of approximately 3.6% and 2.8%, respectively, from 2019 through 2023. Within the EL plating chemistry market, growth is expected to be driven by expanding communications infrastructure (ongoing 5G network build-out), increasing device complexity (HDI and flex or rigid-flex PCBs), digitalization (IoT), adoption of big data-related analytics and cloud computing, increasing automotive electronics content and vehicle electrification as well as autonomous driving. We also expect demand for our chemistry products to be driven by increased chemistry penetration per device. As technological innovation creates devices with greater computing power, speed, and capabilities, while simultaneously shrinking the product size, more advanced plating chemistry solutions are needed to address growing device complexity. This complexity, coupled with increasing OEM technical specifications, is driving greater PCB density and an increasing number of PCB layers per device. More complex plating chemistries and processes can enable increased speed and further device miniaturization by reducing the distance and line size connecting components, reducing latencies between components, and increasing PCB line density. See illustrative example below:

Within the GMF plating chemistry market, growth is expected to be driven by evolving consumption patterns of a growing consumer class in emerging markets, increasing automotive production, vehicle lightweighting, increased warranty requirements, product premiumization, and stricter environmental regulations. However, we can make no assurances that our assumptions about market growth will be correct. Historically, we have been able to increase our market share and we believe we are well-positioned to continue to do so in the future as a result of our comprehensive systems and solutions approach, strong customer integration, innovative R&D, and global footprint.

Comprehensive systems and solutions approach drives sustainable competitive advantage and unmatched customer intimacy

We offer a differentiated systems- and solutions-based approach that combines chemistry, equipment, and service across both of our segments.

•

Chemistry: Our chemistry solutions are designed to address the specific process needs of our customers, reflecting iterative collaboration with OEMs and direct customers alike to solve for complex technological requirements such as further device miniaturization and increasing processing speeds through greater conductor line sophistication. We design these proprietary processes in close collaboration with our customers and OEMs, making our chemistry difficult to substitute and fostering deep and lasting customer relationships.

•

Equipment: We believe that utilizing our equipment in connection with our tailored chemistry provides our customers with significant value. Our more than 1,000 installed systems help many of our customers engage in more complex plating processes that demand our higher value-added chemistry and provide another point of customer contact, further driving customer integration. Once installed, our equipment is a source of recurring revenue and an important growth driver for our chemistry, spare parts/wear parts, service, line upgrades, retrofits, and technical support. In addition, the installation of our equipment tends to drive increased customer intimacy and create higher switching costs for our customers. We believe this approach is a key driver of our growth and customer loyalty, delivering enhanced production yields, higher-quality results, and improved end-product performance to our customers, while improving manufacturing efficiency. From 2010 to 2019, we have increased the percentage of our chemistry sold for use in our EL equipment from approximately 51% to 56%. For chemistry sold for use in our GMF DynaChrome equipment, which is used in high-value GMF applications, the percentage has increased from approximately 8% to 22%.

•

Service: We also provide world-class service to our customers. This service includes on-site support and training, embedded employees engaged in manufacturing process oversight, and the benefits of a global network of 17 technology centers. Our facilities are strategically located in close proximity to key customers to facilitate application development, testing, analytical measurements, chemical and physical characterization, technical support, and training. Approximately 1,900 employees worldwide are dedicated to customer support, with several hundred working on-site at our customers’ manufacturing facilities. Our regional and global product teams support our front-line staff and our customers with their deep product expertise to help ensure that optimal results are achieved through utilization of our chemistry and equipment, furthering our customer intimacy. In addition, our several hundred on-site personnel provide crucial feedback regarding upcoming customer needs to our R&D team, further enabling us to be a first mover on new technologies and to increase our portion of sales to those customers.

Our comprehensive systems and solutions approach is supported by our dedicated sales force and local presence and reflects our holistic view of the electroplating process. This combination allows us to respond in real-time to technological challenges, helping to develop solutions alongside our customers as we support them in their need to address constantly changing market dynamics. Our close customer relationships, with sales to 28 of the top 30 PCB manufacturers and joint development projects with 13 of these manufacturers, have allowed us to develop solutions alongside our customers. This collaboration helps our customers innovate and reduce their time-to-market, while allowing us to be the market leader on the newest high-tech and value-added solutions, which underpins our industry-leading financial profile.

Market leading R&D investment and technological innovation

We are a global technology leader in the electroplating chemistry market due to our market-leading R&D and track record of innovation. We believe our $178.1 million in R&D investment during the three years ended December 31, 2019, with fiscal 2019 expense representing 4.3% of total revenue, significantly exceeds that of our competition. This investment includes over 500 R&D employees worldwide. For fiscal 2018, we estimate our R&D spend represented approximately 34% of the combined R&D spend of all plating chemical companies and 51% of the combined R&D spend of the four largest plating chemical companies by market share. As a result, we believe we have developed one of the most advanced R&D organizations in our industry, evidenced by our over 1,500 patents, 500 pending patent applications, and more than 100 employees with Ph.D.s. This central R&D function is bolstered by our 17 state-of-the-art global technology centers staffed by approximately 200 professionals, providing local support to our customers through testing, analysis, and pilot production. While we can provide no assurance that our investment in R&D will continue to provide competitive advantages, we believe we are well-equipped to continue our technological leadership to meet the future product needs of our customers and OEMs.

Our investments in R&D have allowed us to solve complex technical problems associated with cutting-edge end-product innovations such as OLED displays, flexible screens, ADAS, and the build-out of 5G infrastructure. We believe we are particularly well-positioned to capitalize on future transformative technologies, including artificial intelligence, next-generation devices enabled by 5G, continuing developments in ADAS, and complex composite anti-corrosion coatings. We also have the capability to develop and produce unique chemistry in-house, which we use to produce custom additives differentiating our chemistry from that of our competitors. As part of our investment in future technologies, we have invested heavily in environmentally sustainable solutions. For example, we were the first company to introduce the trivalent chromium hard chrome plating process, allowing our customers to phase out hexavalent chromium (“Chrome VI”). Our investments in these areas and the products we develop allow our customers to drive higher value product sales, reduce waste, and maximize operating efficiency in the face of evolving consumer demands and more stringent regulatory regimes. We expect the benefits associated with our R&D platform will persist as we continue to enhance our R&D productivity and focus on customer-driven innovation. We believe this sustainable competitive advantage will allow us to increase our market share going forward.

Mission-critical nature of our solutions drives customer stickiness

Our solutions are vital to our direct customers’ product performance and enable end-product innovation, while typically accounting for less than 1% of total end-product cost. OEMs and our direct customers generally demand the highest quality and performance specifications in plated components, which they generally verify through extensive testing and certification processes that can last up to five years. The long OEM testing and certification process reduces the likelihood that our customers will switch suppliers once our chemistry has been approved. Consequently, we have a close relationship with many OEMs and partner with them during the product development process to ensure that our solutions are certified. Our customer stickiness is evidenced by an average relationship length of 24 years among our top 25 customers. Further, our deep collaboration with OEMs provides greater customer insight, driving development of new products and processes to capture incremental growth from new end-product innovations.

Diverse revenue base by end-market, customer, and geography

The diverse nature of our global operations limits our financial exposure to any single end-market, customer, or region. For fiscal 2019, we generated approximately 11% of our chemistry revenues in the Americas, 18% in Europe, 38% in China, 10% in Taiwan, and 23% in the rest of Asia. The majority of our chemistry revenues are generated by sales to manufacturers in Asia that serve global end-markets with the estimated geographic breakdown of our revenues by ultimate end users of products with our chemistry across the Americas, Europe, China, Taiwan, and the rest of Asia representing approximately 27%, 29%, 25%, 2%, and 16% of our fiscal 2018 chemistry revenues, respectively. Additionally, our customers are located in over 40 countries, with no single customer representing more than approximately 6% of our chemistry revenue for fiscal 2019 and with our top ten customers representing approximately 26% of chemistry revenue for fiscal 2019. This diversified base includes customers serving a broad variety of end-markets, including smartphones, communication infrastructure, cloud computing infrastructure, automotive electronics, and consumer electronics for our EL offerings and automotive surface finishing, heavy machinery, household appliances, fixtures, and construction for our GMF offerings.

Compelling financial profile with consistently strong margins and cash flow

We have an attractive financial profile highlighted by our strong and stable margins. Our EL and GMF segments generated Segment Adjusted EBITDA margins of 35.4% and 27.4%, respectively, for fiscal 2019. We have implemented numerous initiatives that have reduced our fixed and variable costs and improved working capital productivity. We expect that these initiatives will generate additional cost savings and cash flows as many have only recently begun to contribute to our financial results, although we cannot make any assurances regarding the amount or timing of additional cost savings and cash flows these initiatives may generate.

(1)	Successor Pro Forma results.

Our track record of operating profitability and low capital intensity, including maintenance capital expenditures of approximately 1% of revenues over the past three years, has allowed us to consistently generate strong cash flows. Our global footprint and operational flexibility allow us to be more nimble and shift production to meet our customers’ needs. Our efficient and well-invested asset base supports our ability to meet demand growth and innovation requirements with limited capital expenditures.

Experienced management team and strong equity sponsor

Our company is led by a highly experienced and talented management team with an average tenure in the specialty chemicals industry of more than 19 years. Our management team, led by Chief Executive Officer Geoff Wild, is strategically positioned around the globe and is focused on improving company performance by consistently driving commercial and operational excellence. Mr. Wild has over 39 years of industry experience and previously served as Chief Executive Officer of AZ Electronic Materials, a former Carlyle portfolio company, where he was instrumental in the IPO process, successfully driving a total shareholder return of 68% from IPO in October 2010 to Merck KGaA’s acquisition of the business in May 2014. Our Chief Financial Officer Peter Frauenknecht has over 34 years of experience in global industrial manufacturing businesses, serving as Chief Financial Officer and member of the Executive Board at Constantia Flexibles, a leading global flexible packaging company, where he was instrumental in driving efficiency gains, integrating acquisitions, supporting revenue growth from €1.6 billion in 2013 to €1.9 billion in 2015, managing capital markets transactions, and improving profitability. Our sponsor, Carlyle, is a leading global alternative asset management firm with extensive experience in successfully completing corporate carve-out transactions in the industrial sector and a track record of successful IPOs and transitioning companies from private to public.

Our Business Strategies

Increase penetration of our comprehensive systems and solutions approach

We believe our comprehensive systems and solutions approach, which includes selling chemistry, equipment, and service, is the best way to maximize our all-in value to customers. We have realigned our resources to better implement this market- and solutions-based approach, including by embedding our equipment business within our EL and GMF segments. As applications become more complex, we believe the efficiency and value proposition of our systems-based solution will become more evident, which we intend to capitalize on to drive market share gains. We intend to expand this systems-based approach to new customers, as well as existing customers, who currently only use our chemistry, through our marketing efforts and a continued focus on the customer value proposition. We are expanding our equipment manufacturing in China to lower production costs, growing our addressable market opportunities and penetration with local Chinese customers and other Asian customers. In addition, we continue to invest in technologies to further broaden our portfolio and enable us to increase the penetration of our comprehensive systems and solutions approach. Most recently, we invested in VCP technology, which substantially increases our addressable market for plating equipment, and in turn provides us the opportunity to pull through more of our chemistry. We intend to leverage our broad network of technology centers, production facilities, and regional support teams to locally serve our global customer base and facilitate further integration into our customers’ operations as we help optimize their production efficiency and quality. We believe the continued proliferation of our comprehensive systems and solutions will drive better informed R&D decisions, increasing the value of our approach to our customers.

Leverage market leadership in existing technologies to expand to new applications and geographies

Over our 150-year history, we have cultivated a strong platform of innovative and high-tech solutions, resulting in #1 global market shares in EL plating and GMF plating chemistry. We intend to continue to leverage our scale, relationships, and existing solutions to expand our penetration into new applications in high-growth market segments and geographies.

In the EL plating chemistry market, we are focused on leveraging our expertise and technology leadership in high-density electronics for smartphones to capture incremental demand for new applications such as PCBs for the 5G infrastructure build-out and increase in automotive electronic content per vehicle. For example, our market leading expertise in interconnects for high-density PCBs can be leveraged to address high-growth automotive electronic applications, such as LIDAR and RADAR applications. In addition to our expertise, our strong relationships with automotive OEMs and PCB and SC manufacturers position us to capitalize on these growth opportunities. From a geographic perspective, we expect our clients in the global electronics supply chain to continue to move their production supply chains to lower-cost regions. We continue to adapt to this shift by replicating our successful China market entry strategy in these target countries by building up local sales force teams, technical support, and leveraging coordinated key account management.

In the GMF plating chemistry market, we are seeking to expand our market share in high-growth applications. We are applying our existing corrosion protection technologies to satisfy increasing durability requirements in applications such as fasteners and brake systems. The trend towards automotive lightweighting also provides incremental opportunities to deploy our technologies to capture a greater share of plating content per vehicle. In particular, as EVs require lighter-weight materials to improve battery range, we believe we can also use our DECO and POP solutions to capture incremental demand. From a geographic perspective, we are targeting select OEMs in North America to obtain certifications for products that we have already successfully introduced to Europe- and Asia-based OEMs.

Capitalize on attractive secular growth trends through R&D and continued technology leadership

We believe our substantial prior and future investments in R&D, our strong product pipeline, and our long-standing relationships with most leading OEMs will allow us to continue to be the leader in technological innovation. For example, the number of patents and pending patent applications related to our offerings increased from 1,138 in fiscal 2005 to 2,260 in fiscal 2019. We believe expanding our already strong position at the cutting edge of new chemistry, equipment, and service will allow us to continue to benefit from secular growth trends that are driving new and complex applications. Our strong customer intimacy and customer-driven innovation through our systems and solutions approach helps provide early insight into customer trends, allowing us to invest intelligently in disruptive, next-generation innovations. We will continue to address the needs of our customers by complementing our existing technology portfolio, both through organic R&D and through strategic bolt-on acquisitions of new technologies where possible.

In the GMF plating chemistry market, we see the largest growth potential in innovative sustainable solutions for the automotive industry. We believe we are currently at the forefront of sustainable technological innovation. For example, our DynaChrome offering utilizes 70% less water and 42% less energy versus standard vertical plating lines, and we were the first company to offer the trivalent chromium hard chrome plating process, which is an environmentally safer alternative to Chrome VI plating. Furthermore, we believe that the increasing requirements on vehicle life will drive demand for higher performing, more efficient and more environmentally friendly surface finishing solutions. Increasing environmental awareness, in combination with our sustainable solutions for Paint Support Technologies, allows us to serve markets that were previously difficult to access. In addition, we are a leading supplier of auxiliary equipment which helps reduce wastewater and extend chemistry bath life, reducing costs, improving quality, and diminishing the overall environmental impact of our customers’ plating operations. We continue to bolster our sustainable solutions and are well-positioned to support our customers’ efforts to adapt to increasingly stringent environmental laws and regulations for their manufacturing processes.

In the EL plating chemistry market, we believe that we are particularly well-positioned to capture growth from the introduction of 5G networks and IoT, driving volumes and enabling a new wave of technological innovation, including the next generation of automotive electronics and high-frequency electronic devices. These new electronic devices are expected to include significantly more sophisticated and compact electronic components and circuitry, which we expect will drive demand for our new high-end plating chemical products, as evidenced by the evolution of PCBs in smartphones. The increase in speed, power, and corresponding battery size, reduce the available space for PCBs in mobile and other devices. Miniaturization requires greater line density and the layering of PCBs, both of which require more complex chemistry plating solutions.

Execute on operational improvement opportunities to drive earnings growth, expand margins, and increase cash flow

In addition to our growing topline, our financial performance has also benefited from capitalizing on operational improvement initiatives and we believe there are still significant value-creation opportunities available to us going forward. We anticipate these new opportunities, along with our existing value-creation program, will generate cost savings, which are expected to more than offset inflation in our underlying costs. Key initiatives that we expect to contribute to these cost savings include leveraging the strength of our centralized business unit structure to increase commercial focus in the local regions, optimizing our purchasing function, increasing coordination in our operations, and reducing general and administrative costs. In addition, we continue to implement a more effective R&D portfolio review process, and to relocate certain standardized R&D, back-office, and equipment manufacturing activities to lower cost geographies. We expect these initiatives to help improve margins going forward, reinforced by the implementation of management incentive programs tied to the initiatives’ performance.

Sales and Marketing

Through our sales and marketing teams, we combine the deep product expertise of our marketing experts with our front-line sales staff’s intimate customer knowledge. Our sales and marketing teams are generally structured on a country-by-country basis. In addition, for our global key accounts, we employ dedicated managers to provide a single point of contact and more effectively serve these customers. Close customer relationships are key success factors in our EL and GMF segments. As many of our chemistry solutions are designed to meet customer-specific needs, sales and marketing activities need to be closely aligned with our service and R&D activities and conducted in close proximity to our customers. In total, we employed approximately 1,900 sales and sales support staff worldwide.

Procurement

We purchase our raw materials, including chemicals, precious and other metals, equipment, and packaging from a variety of suppliers. One important raw material input is palladium, a largely available precious metal that is traded publicly in a highly liquid market. We manage or mitigate precious metal exposure by passing through price fluctuations to our customers by various commercial arrangements. We care deeply about the quality of our raw materials and thus have long-standing relationships with our most trusted suppliers and employ rigorous processes for qualifying new suppliers. The approval process often lasts anywhere from three months to three years, ensuring that we maintain consistent quality and control standards in order to continue to develop products of highest quality that have fostered our industry-leading reputation. Together with our R&D teams, we continuously strive to secure and diversify our supply sources. Additionally, we have begun to develop and produce some chemistry in-house in order to improve sourcing costs and secure a competitive advantage. Certain items are sourced globally, with local procurement conducted as needed to fulfill individual and unique customer demands. We have strengthened our global procurement function to better leverage our scale and have been re-negotiating contracts for chemistry, equipment, and indirect purchases.

Research and Development

We employ a global R&D strategy to drive organic and customer-led innovation. We have more than 100 employees with Ph.D.s, many of whom work closely with our customers to pursue highly complex projects, translating R&D into customer solutions by creating new technologies and further integrating our existing technology. Integral to our R&D strategy is our investment in and development at our 17 technology centers, which are located strategically around the world. As the hubs for innovation and product development, our technology centers allow us to conduct qualification runs for customers and OEMs in-house, enable pilot production programs for our customers, serve as venues for development tests, and function as comprehensive training centers for employees, customers, and OEMs. In 2018, our technology centers conducted more than 750,000 material science and 600,000 analytical services measurements.

Central to our R&D process is having multiple points of interaction and joint development with our customers. Our early stage R&D is typically conducted on a centralized basis, with individual and customized product development needs addressed on a local basis through our technology centers in close proximity to our customers’ sites around the world. We have invested heavily in our R&D capabilities over the last several years, which we believe has positioned us to take advantage of various trends in an innovation intensive market. This investment includes over 500 R&D employees worldwide. We believe our $178.1 million in R&D investment during the three years ended December 31, 2019, with fiscal 2019 expense representing 4.3% of total revenue significantly exceeds that of our competition. Approximately 90% of our annual R&D investments support our existing customers’ product improvement needs and their short-term R&D goals. This close collaboration enables us to pioneer new high-value solutions while limiting commercial risk, while the remainder of our R&D investment focuses on developing next-generation technology. For fiscal 2018, we estimate our R&D expense represented approximately 34% of the combined R&D spend of all plating chemical companies and 51% of the combined R&D spend of the four largest plating chemical companies by market share. While we continue to advance our program of high research intensity, we have improved our processes to become even more efficient and commercially focused. We believe that we now have a fully invested R&D platform that will enable us to capture the anticipated growth from the next wave of electronics and surface finishing innovation. Our ability to pursue multiple projects and technologies simultaneously while maintaining our record of service and attentiveness to our customers is a key factor in our continued success.

We benefit from our integrated R&D platform which allows us to capture synergies between our EL and GMF segments. The availability of shared R&D functions and infrastructure allows for the direct transfer of best practices and relevant know-how, resulting in improved product quality, higher innovation rates and faster time-to-market. In addition, R&D developments in our equipment offering are closely related to the chemicals these equipment offerings are designed to process.

We hold more than 1,500 global patents with varying remaining durations and 500 pending patent applications. No specific group or groups of intellectual property rights are material to our business. Further, we hold several global trade names and trademark registrations and applications for registration, which we consider to be of value in identifying our products. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark, and trade secret laws of the United States and international jurisdictions.

Competition

We compete in the global specialty and performance chemicals market. Our market is fairly consolidated with the top three players holding 54% of market share. Our primary multinational competitors include Element Solutions and DuPont. We also compete with regional players, including Uyemura, Coventya, Dipsol, JCU, and Okuno. Our primary equipment competitors are Schmid, PAL, and Manz. We compete primarily based on our product quality, the depth of our product portfolio, our unique systems approach of offering chemicals, equipment, and services, and our global geographic reach.

Properties

As of December 31, 2019, we lease or own facilities in approximately 40 countries. We maintain an asset-light approach to manufacturing our products, leading to greater flexibility to adjust our production footprint, higher returns on operating assets, and lower operating leverage.

•	Chemistry Production Facilities—We operate 15 chemistry production facilities (including the Yangzhou chemistry production plant currently under construction and expected to be commissioned in 2020).

•	Equipment Production Facilities—We operate two equipment production facilities in two countries.

•	Technology Centers—We operate 17 technology centers in 12 countries.

The table below presents summary information regarding our material facilities as of December 31, 2019.

Country	Location	Type of Facility
Brazil	Sao Paulo	Technology Center, Production Facility
Canada	Burlington	Technology Center, Production Facility
China	Guangzhou(1)	Technology Center, Production Facility
China	Shanghai	Technology Center
China	Yangzhou(2)	Production Facility
Czech Republic	Jablonec	Technology Center, Production Facility
Germany	Berlin*	Technology Center
Germany	Feucht	Technology Center, Production Facility
Germany	Neuruppin	Production Facility
Germany	Trebur	Technology Center, Production Facility
India	Bangalore	Technology Center
India	New Delhi	Technology Center, Production Facility
Italy	Milan	Technology Center
Japan	Koda	Production Facility
Japan	Yokohama*	Technology Center
Korea	Jangan	Technology Center, Production Facility
Malaysia	Penang	Production Facility
Mexico	Mexico City	Production Facility
Republic of Singapore	Singapore	Technology Center
Slovenia	Podnart	Production Facility
Taiwan	Guanyin	Technology Center, Production Facility
Taiwan	Kaohsiung	Technology Center
United States of America	Rock Hill*	Technology Center, Production Facility

Location by Region	Number of Facilities
Americas	5
Europe	7
Asia	12

(1)	The Guangzhou, China facility contains a chemistry production facility and an equipment production facility.
(2)	Yangzhou, China is expected to start production by the beginning of 2020.
*	Denotes a regional headquarter location.

Employees

As of December 31, 2019, we employed 3,783 employees (including limited contract employees) across over 40 countries. Employees in some of our non-U.S. locations are subject to collective bargaining agreements or are represented by works councils. We believe that we maintain positive relations with our employees.

Health, Safety, and Environmental

We are subject to numerous laws and regulations that govern the protection of the environment and health and safety of our employees. We are committed to achieving and maintaining compliance with all applicable legal requirements including the management and disposal of hazardous substances. We have a strong record of safety and have developed policies and management systems to monitor compliance and ensure the possession of appropriate permits, registrations, or other authorizations. This strong record is reflected in an 80% decrease in accidents per working hour from 2006 through 2019.

We believe all of our manufacturing facilities are operated in compliance with existing environmental requirements, in all material respects, including the operating permits required at our facilities. We are also committed to anticipating our customers’ evolving environmental needs. For example, we have developed a suite of products that do not require any PFAS chemicals.

We expect to incur ongoing costs to comply with existing and future requirements. This will continue to be implemented through proper training, communication of policies, procedures and practices, management of internal systems, and ongoing monitoring of legislative and regulatory developments that may affect our operations.

Legal Proceedings

New lawsuit alleging PFOA/PFOS contamination

On February 7, 2020, Atotech USA, LLC received service of process of a lawsuit filed by five residents of the town of Blades, Delaware. The plaintiffs claim that products containing PFOA, PFOS, and potentially other perfluorinated chemicals had been used in chrome plating and non-stick cookware manufacturing processes by local operators who allegedly discharged these substances into the environment, contaminating the water supply of the town of Blades. The plaintiffs seek recovery for alleged injuries and seek to certify a class composed of approximately 1,600 residents of Blades. Other defendants include E.I. du Pont de Nemours and Company, the 3M Company, MacDermid, Inc., Procino Plating, Inc., and Blades Development LLC. Atotech is currently evaluating the claim. We have obtained an extension of the date to respond to the complaint until March 23, 2020.

Management does not believe that this or any other pending legal matters will have a material adverse effect on our business or financial condition.

MANAGEMENT

The following table provides information regarding the current members of our Board of Directors and our executive officers as of January 30, 2020, and the director nominee that is expected to be in place upon consummation of the offering.

Name	Age	Position
Geoff Wild	63	Chief Executive Officer, and Director
Peter Frauenknecht	54	Chief Financial Officer
Harald Ahnert	48	President—Electronics
Gertjan van der Wal	56	President—General Metal Finishing
Brian A. Bernasek	46	Director
Gregor P. Boehm	55	Director
Herman H. Chang	60	Director
Friedel Drees	38	Director
Shaun Mercer	39	Director
Gregory M. Nikodem	40	Director
Charles W. Shaver	60	Director
Martin W. Sumner	44	Director
Ronald E. Bruehlman	59	Director Nominee

Geoff Wild

Geoff Wild serves as our Chief Executive Officer. He joined Atotech as Chief Executive Officer in March 2017, and he is an experienced global chemicals industry executive, having previously served as the CEO of AZ Electronic Materials, a Carlyle Europe Partners portfolio company until 2012. Mr. Wild currently is a member of the board of directors of Cabot Microelectronics Corporation. He received his B.Sc. in chemistry from Bath University, UK.

Peter Frauenknecht

Peter Frauenknecht serves as our Chief Financial Officer. He oversees global finance and treasury operations, external and internal reporting, worldwide controlling (financial planning & analysis), enterprise risk management, internal audit, communications and investor relations, the project management office, as well as global IT. Prior to joining Atotech in April 2017, Mr. Frauenknecht served as Chief Financial Officer and executive board member of Constantia Flexibles GmbH. Prior to this, he held various management positions at OSRAM AG/GmbH over a 25-year period as CFO for various business units and regions, and as Senior Vice President Global Finance, Accounting & Controlling. He received an M.Sc. in business administration from the Ludwig Maximilians University in Munich, Germany and attended Babson College School of Executive Education in Wellesley, Massachussetts. In his previous positions, he worked in the United States, Mexico, and various countries in Europe, and spent considerable time in Asia.

Harald Ahnert

Harald Ahnert serves as our President of Electronics. Mr. Ahnert joined Atotech as a full time employee in 1997 and has 22 years of industry experience. From 2010 until his appointment as Vice President in 2016, later President, Mr. Ahnert oversaw Atotech’s sales activities in Germany, the Netherlands, and Austria as Managing Director. Mr. Ahnert has served Atotech in various positions, including Global Key Account Manager in Electronics and GMF OEM Manager. Mr. Ahnert holds an M.B.A. from the Freie Universität (Free University) in Berlin, Germany.

Gertjan van der Wal

Gertjan van der Wal serves as our President of General Metal Finishing. Mr. van der Wal joined Atotech in 1989 and has 34 years of industry experience. Mr. van der Wal has served Atotech in various positions, including

Vice President for Europe and Americas, Managing Director for the Netherlands, Managing Director for the Czech Republic, and Worldwide Business Manager for Decorative Plating / Plating on Plastics. Prior to joining Atotech, Mr. van der Wal was a Manager at the Silver Factory. Mr. van der Wal holds an engineering degree from the Christiaan Huygens School, Rotterdam with a focus on metallurgy and plating.

Brian A. Bernasek

Brian A. Bernasek is a Managing Director and head of the Global Industrial and Transportation team at Carlyle. He is based in Washington, D.C. Since 2000, Carlyle’s Industrial and Transportation team has invested more than $21 billion of equity globally. Notable transactions include Allison Transmission, Atotech B.V., Axalta Coating Systems, HD Supply, Nouryon, the Hertz Corporation, Novolex Holdings, Signode Industrial Group, Rexnord Corporation, Kinder Morgan, and Genesee & Wyoming. Prior to joining Carlyle in 2000, Mr. Bernasek held positions in New York with Investcorp International, a private equity firm, and Morgan Stanley & Co., in its Investment Banking Division. He is currently a board member of Sundyne, Nouryon, and Novolex Holdings, and Vice Chairman of the Board of Directors of the Washington Jesuit Academy. Mr. Bernasek is a graduate of the University of Notre Dame and received his M.B.A. from Harvard Business School.

Gregor P. Boehm

Gregor P. Boehm is a Managing Director of Carlyle and Co-head of the Europe Buyout advisory group. He is based in London. Prior to joining Carlyle, Mr. Boehm was a Manager at I.M.M., one of Germany’s leading buyout groups. Prior to that, he was an analyst with Morgan Stanley’s Mergers and Acquisitions department in London. He is currently a member of the Supervisory Board of H.C. Starck GmbH. Mr. Boehm is a graduate of Cologne University and earned his M.B.A. from Harvard Business School.

Herman H. Chang

Herman Chang is a Managing Director of Carlyle Asia Partners, a group that makes large control and strategic minority investments in Asia. Mr. Chang focuses on the industrial sector. During the past 12 years with Carlyle, Mr. Chang has made investments in companies supplying fiberglass, specialty chemicals, lubricants, semi-conductors, electroplating for high density interconnect boards, large seamless steel tubes, ultra-low temperature refrigeration, and O2O automotive aftermarket service. He also led the operation enhancement for engineering equipment leasing, satellite service, TV broadcasting, commercial bank, and infant formula companies. Prior to joining Carlyle, Mr. Chang ran a global business unit and the Asia Pacific region for Delphi Automotive. He held positions in products, operations, and general management during his 20 years with General Motors and Delphi Automotive, 11 of which were spent in China/Asia. Mr. Chang formerly served on the board of directors of Yashili International Holdings Ltd, Natural Beauty Bio-Technology Limited, and Ta Chong Bank Ltd. He is currently on the board of directors of Tongyi Lubricant, Asia Satellite Telecommunications Holdings Limited, Bowenvale Limited, Shanghai Lantu Information Technology Co., Ltd., and VXI Global Solutions. Mr. Chang received an engineering Ph.D. degree from Northwestern University.

Friedel Drees

Friedel Drees is a Managing Director of Carlyle, where he advises on European buyout opportunities. He is based in the Munich office. Prior to joining Carlyle in 2009, Mr. Drees was a consultant at Bain & Company from 2005 to 2008. He earned a master’s degree and a Ph.D. in finance from the European Business School in Oestrich-Winkel, Germany. As a participant of the university’s double degree program with the University of Pittsburgh, he received his M.B.A. from the Katz Graduate School of Business.

Shaun Mercer

Shaun Mercer is a Managing Director of Carlyle advising on European buyout opportunities. Mr. Mercer is based in London. Since joining Carlyle in 2005, Mr. Mercer has been actively involved in a number of Carlyle’s investments. He is a member of the board of directors of Nouryon, Atotech and Addison Lee, and was previously engaged with the boards of Axalta, AZ Electronic Materials and Ensus. Prior to joining Carlyle, Mr. Mercer was at Morgan Stanley, where he spent four years working in corporate finance and M&A as part of the Global Industrials Group. During this period, he also spent time working in Mumbai, India, managing the investment banking operations of Morgan Stanley Advantage Services. Mr. Mercer received a B.A. with honours from Cambridge University, where he was a Taylor Scholar.

Gregory M. Nikodem

Gregory Nikodem is a Managing Director of Carlyle focused on U.S. buyout opportunities in the industrial, transportation, and energy sectors. He is currently a member of the board of directors of Sundyne and Nouryon, where he serves as the chair of the audit committee. Additionally, he has been involved with Carlyle’s investments in ADT CAPS, Centennial Resources Development, JMC Steel, Veyance Technologies, and WildHorse Resource Development, among others. Prior to joining Carlyle, Mr. Nikodem held a position with Thomas Weisel Partners. Mr. Nikodem received his M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar, and a B.S. in industrial engineering and engineering management from Stanford University.

Charles W. Shaver

Charles W. Shaver has been the Chief Executive Officer of Nouryon since September 2018. Prior to that, he served as Chairman of the Board and Chief Executive Officer of Axalta Coating Systems from 2013 until September 2018. With over 34 years of leadership roles in the global petrochemical, oil and gas industry, Mr. Shaver was the Chief Executive Officer and President of the TPC Group from June 2004 to June 2012. He also served as Vice President and General Manager for General Chemical, a division of Gentek, from 2001 through 2004, and as a Vice President and General Manager for Arch Chemicals from 1999 through 2001.

Mr. Shaver began his career with The Dow Chemical Company serving in a series of operational, engineering, and business positions from 1980 through 1996. He has an extensive background of leadership roles in a variety of industry organizations, including serving on the American Chemistry Council Board of Directors, the American Chemistry Council Finance Committee, and the National Petrochemical and Refiners Association Board and Executive Committee. Mr. Shaver currently serves as a member of the board of directors for U.S. Silica and the Texas A&M Advisory Board. Mr. Shaver earned his B.S. in Chemical Engineering from Texas A&M University.

Martin W. Sumner

Martin W. Sumner is a Managing Director of Carlyle where he focuses on investment opportunities in the industrial and transportation sectors. Since joining Carlyle in 2003, Mr. Sumner has led or been a key contributor to several of the firm’s investments, including Nouryon, Atotech, WildHorse Resource Development, Axalta Coating Systems, Centennial Resources Development, Allison Transmission, Veyance Technologies, AxleTech International, and United Components, among others. Prior to joining Carlyle, he held positions with Thayer Capital Partners, a private equity firm, and the strategy consulting group of Mercer Management Consulting. He is currently a member of the board of directors of Nouryon. Mr. Sumner received his M.B.A. from Stanford University, where he was an Arjay Miller Scholar, and a B.S. in Economics, magna cum laude, from the Wharton School of the University of Pennsylvania.

Ronald E. Bruehlman

Ronald E. Bruehlman has been the Senior Advisor to the Chief Executive Officer of IQVIA Holdings Inc. (formerly QuintilesIMS) since October 2016, where he focuses on special projects and integration activities relating to the 2016 merger of IMS Health Inc. and Quintiles Transnational. Prior to joining IQVIA,

Mr. Bruehlman previously served as Chief Financial Officer of IMS Health Inc. from July 2011 to October 2016. He began his career with United Technologies Corporation (“UTC”), serving in a series of operational, business, and financial roles from 1988 through 2011, including as Vice President of Business Development from 2009 to 2011, Vice President of Operations Planning & Analysis of UTC Commercial from 2008 to 2010 and Chief Financial Officer of Carrier Corporation, the largest UTC division, from 2005 to 2008. Mr. Bruehlman currently serves as an independent board member and chairman for Q-Squared Solutions LLC. Mr. Bruehlman received his M.B.A. from the University of Chicago Booth School of Business and his B.S. in Economics, summa cum laude, from the University of Delaware.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the New York Stock Exchange for U.S. domestic issuers. While we intend to follow most of the New York Stock Exchange corporate governance listing standards, we intend to follow Jersey corporate governance practices in lieu of the New York Stock Exchange corporate governance listing standards as follows:

•	Exemption from the requirement to have a compensation committee and a nominating and corporate governance committee composed solely of independent members of the board of directors;

•

Exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Jersey law. In accordance with generally accepted business practice, our amended and restated articles of association to be in effect immediately prior to the consummation of this offering will provide alternative quorum requirements that are generally applicable to meetings of shareholders;

•

Exemption from the New York Stock Exchange corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the New York Stock Exchange corporate governance listing standards, as permitted by the foreign private issuer exemption; and

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the rules adopted by the SEC and the New York Stock Exchange corporate governance rules and listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Controlled Company

For purposes of the rules of the New York Stock Exchange, we will be a “controlled company.” Under the New York Stock Exchange rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that Carlyle will continue to own more than 50% of the combined voting power of our common shares upon completion of this offering and will continue to have the right to designate a majority of the members of our Board for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the rules of the New York Stock Exchange. Specifically, as a controlled company we would not be required to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors, or (iii) a compensation committee composed entirely of independent directors. Therefore, following this offering we will not have a majority of independent directors, and our Nominating and Corporate Governance and Compensation Committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange rules. The controlled company exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules, which require that our Audit Committee be composed of at least three members, one of whom will be independent upon the listing of our common shares on the New York Stock Exchange, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Board Composition

Our Board will consist of ten members upon consummation of this offering. Mr. Martin W. Sumner is the Chairman of the Board.

The exact number of members on our Board may be modified from time to time exclusively by resolution of our Board, subject to the terms of our shareholders agreement. Our Board is divided into three classes whose members serve three-year terms expiring in successive years. Directors hold office until their successors have been duly elected and qualified or until the earlier of their respective death, resignation, or removal.

At each annual meeting of shareholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting of shareholders following such election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

In connection with the Acquisition, on January 31, 2017, the shareholders of Atotech UK Topco Limited entered into a shareholders agreement to which Carlyle and members of management who hold common shares are party, which agreement will terminate upon the consummation of this offering. Upon the effectiveness of the registration statement of which this prospectus forms a part, we will enter into a new shareholders agreement between the Company and Carlyle. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth immediately above. We believe that our directors provide an appropriate diversity of experience and skills relevant to the size and nature of our business.

Board Committees

Our Board directs the management of our business and affairs as provided by Jersey law and conducts its business through meetings of the Board and four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Executive Committee. In addition, from time to time, other committees may be established under the direction of the Board when necessary or advisable to address specific issues.

Each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee will operate under a charter that will be approved by our Board. A copy of each of these charters will be available on our website upon completion of this offering.

Audit Committee

The Audit Committee, which following this offering will consist of Mr. Bruehlman (Chairman), Mr. Sumner and Mr. Drees, is responsible for, among its other duties and responsibilities, assisting the Board in overseeing: our accounting and financial reporting processes and other internal control processes, the audits and integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, the design and implementation of our internal audit function, and the performance of our internal audit function and independent registered public accounting firm. Our Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm. Our Audit Committee also has the authority to review and approve our decision to enter into derivatives and swaps and to establish policies and procedures with respect thereto, including utilizing the commercial end-user exception to enter into non-cleared swaps which are not executed through a board of trade or swap execution facility.

The Board has determined that Mr. Bruehlman is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the New York Stock Exchange. The Board has also determined that Mr. Bruehlman is independent under Rule 10A-3 under the Exchange Act and the New York Stock Exchange standard, for purposes of the Audit Committee. Rule 10A-3 under the Exchange Act requires us to have a majority of independent audit committee members within 90 days and all independent audit committee members (within the meaning of Rule 10A-3 under the Exchange Act and the New York Stock Exchange standard) within one year of the effectiveness of the registration statement of which the prospectus forms a part. We intend to comply with these independence requirements within the appropriate time periods. All members of the Audit Committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles, and are financially literate.

Compensation Committee

The Compensation Committee, which following this offering will consist of Mr. Sumner (Chairman), Mr. Nikodem, Mr. Chang and Mr. Mercer, is responsible for, among its other duties and responsibilities, reviewing and approving the compensation philosophy for our Chief Executive Officer, reviewing and approving all forms of compensation and benefits to be provided to our executive officers, and reviewing and overseeing the administration of our equity incentive plans.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which following this offering will consist of Mr. Boehm (Chairman), Mr. Bernasek, Mr. Shaver and Mr. Wild, is responsible for, among its other duties and responsibilities, identifying and recommending candidates to the Board for election to our Board, reviewing the composition of the Board and its committees, developing and recommending to the Board corporate governance guidelines that are applicable to us, and overseeing Board and Board committee evaluations.

Executive Committee

The Executive Committee, which following this offering will consist of Mr. Wild, Mr. Drees and Mr. Sumner, is responsible for exercising the powers of the Board between regularly scheduled meetings. The

Executive Committee is authorized with all the powers of the Board except for certain specifically enumerated powers that may be exercised solely by the full Board, including:

•	the adoption, amendment or repeal of the Memorandum of Association or Articles of Association of the Company;

•

the approval or adoption, or recommendation to the Company’s equityholders, any action or matter (other than the election or removal of directors) expressly required by law to be submitted to equityholders for approval;

•	approval of a plan of merger, share exchange, or conversion of the Company;

•	the recommendation to equityholders of any sale, lease, or exchange of all or substantially all of the property or assets of the Company otherwise than in the usual and regular course of its business;

•	the recommendation to equityholders of a voluntary dissolution of the Company or a revocation thereof;

•

the amendment, alteration, repeal or taking of any action inconsistent with any resolution or action of the Board when the resolution or action of the Board provides by its terms that it shall not be amended, altered, or repealed by action of the Executive Committee;

•	exercising any authority that the Board has expressly delegated to another committee of the Board or expressly reserved solely to the Board; and

•	undertaking any other action that must be performed by another committee of the Board or which is prohibited from being delegated by applicable law, regulation or listing standard.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is currently one of our officers or employees. During the year ended December 31, 2019, none of our executive officers served as a member of the board or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board or our Compensation Committee.

Code of Business Conduct and Ethics

In connection with this offering, the Board will adopt a Code of Business Conduct and Ethics that applies to all of our directors and employees, including our executive officers. A copy of the Code of Business Conduct and Ethics will be available on our website. We intend to disclose future amendments to our Code of Business Conduct and Ethics on our website or in public filings.

Compensation

Executive Officer Remuneration

The following table sets forth the approximate remuneration paid during the year ended December 31, 2019 to our current executive officers.

Name and Principal Position	Year	Total
Geoff Wild, Chief Executive Officer	2019	$1,653,932
Peter Frauenknecht, Chief Financial Officer	2019	$1,127,520
Harald Ahnert, President—Electronics	2019	$767,672
Gertjan van der Wal, President—General Metal Finishing	2019	$880,853

Executive Officer Employment Arrangements

We have entered into employment agreements with each of our executive officers. The material terms and conditions of these agreements are described below.

Geoff Wild

We entered into an employment agreement with Geoff Wild on March 31, 2017 pursuant to which he serves as our Chief Executive Officer. The employment agreement had an initial term of two years, and automatically renews for successive one-year terms unless either party provides forty-five days’ prior written notice to the other party that the agreement shall not be so extended. The employment agreement entitles Mr. Wild to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Mr. Wild is also entitled to tax preparation assistance and the use of a company car. The employment agreement also provides that if the terms and conditions of any employment contract of any of our employees are, taken as a whole, more favorable than those in the employment agreement, we must offer to amend the terms of the employment agreement so that they are, taken as a whole, at least as favorable as those of such employee. Mr. Wild is also entitled to an additional bonus on the basis of the return achieved by our main shareholders in connection with a public listing or change in control.

Mr. Wild has also entered into an employment agreement with Atotech (Thailand) Co Ltd., one of our subsidiaries, pursuant to which he serves as its general manager.

In the event that we terminate Mr. Wild’s employment without “cause” (as such term is defined in his employment agreement), his employment terminates as a result of his death or disability, or he resigns for “good reason” (as such term is defined in his employment agreement), subject to his execution of a general release of claims in our favor, Mr. Wild is entitled to a cash termination payment.

In the event that we terminate Mr. Wild’s employment without cause or he resigns for good reason, in either case within six months following a change in control (other than following an initial public offering), then, in lieu of the foregoing and subject to his execution of a general release of claims in our favor, Mr. Wild is entitled to a cash termination payment.

Mr. Wild has also agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for one year following termination of his employment.

Peter Frauenknecht

We entered into a Managing Director Service Agreement with Peter Frauenknecht effective as of April 10, 2017 pursuant to which he serves as our Chief Financial Officer. The service agreement had an initial term that expired on March 31, 2019, and automatically renews for successive one-year terms unless either party provides six months’ prior written notice to the other party that the agreement shall not be so extended. The service agreement entitles Mr. Frauenknecht to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Mr. Frauenknecht is also entitled to a monthly company car allowance and a company fuel card.

In August 2018, we entered into an amendment to the service agreement pursuant to which, among other things, we will make monthly contributions to a defined benefit plan on Mr. Frauenknecht’s behalf.

We entered into a second amendment to the service agreement pursuant to which Mr. Frauenknecht is entitled to a cash termination payment in the event we terminate Mr. Frauenknecht’s employment within 12 months of a change of control, as defined in the service agreement amendment.

Mr. Frauenknecht has agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for 18 months following the termination of his employment. During his compliance with the post-termination non-competition restrictions, he will receive 50% of his total compensation to which he is entitled under the service agreement.

Harald Ahnert

We entered into a new employment agreement with Mr. Ahnert, dated January 28, 2020. Pursuant to the employment agreement, we employ Mr. Ahnert as our President of Electronics. The employment agreement provides for an annual gross salary. In addition, the employment agreement entitles Mr. Ahnert to participate in our annual bonus program and to continue to participate in a company pension plan to which we contribute. He is also entitled to a company car.

Mr. Ahnert has agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for 18 months following the termination of his employment. During his compliance with the post-termination non-competition restrictions, he will receive 50% of his total compensation to which he is entitled under the service agreement.

Gertjan van der Wal

We entered into a new employment agreement with Mr. van der Wal, effective January 28, 2020, pursuant to which we employ Mr. van der Wal as our President of General Metal Finishing. The employment agreement provides for an annual gross salary and entitles Mr. van der Wal to participate in our annual bonus program. He is also entitled to a company car. The employment agreement also provides that Mr. van der Wal is entitled to continue to participate in the pension plan of Atotech Nederland B.V. and will participate in the new pension plan of Atotech Nederland B.V. once it is introduced.

Mr. van der Wal has agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for 18 months following the termination of his employment. During his compliance with the post-termination non-competition restrictions, he will receive 50% of his total compensation to which he is entitled under the service agreement.

Annual Incentive Plan

We sponsor an Annual Incentive Plan that offers our senior management, including our executive officers, the opportunity to earn cash performance bonuses based on a percentage of base salary. Performance goals are set annually and generally relate to corporate performance goals and individual goals.

Equity Compensation Arrangements

We have granted or may grant share options and awards under the following equity award programs (the “Share Plans”): (i) the Atotech UK Topco Limited Option Plan (the “LTIP”), and (ii) an equity participation program to enable certain management members to acquire interests in two pooling vehicles (the “Participants Equity Investment Program”).

LTIP

Pursuant to the LTIP, we have granted to certain of our service providers options to purchase ordinary shares in the capital of Atotech UK Topco Limited. The board of directors of Atotech UK Topco Limited (the “UK Topco Board”) administers the LTIP, provided that it may delegate such power to any person or entity that it decides. Subject to the express terms and conditions of the LTIP, the plan administrator has the authority to make all determinations in connection with the options, at its sole discretion, after consultation with our chief executive officer.

Options granted under the LTIP provide for the purchase of ordinary shares in the capital of Atotech UK Topco Limited in the future at an exercise price set on the grant date. The plan administrator will determine the number of shares covered by each option, the exercise price of each option, and the conditions and limitations applicable to the exercise of each option. The exercise price of an option will not be less than 100% of the fair market value of the underlying share on the grant date. The term of an option may not be longer than ten years. Options granted under the LTIP typically become exercisable as to a specified portion in connection with certain sales of the ordinary shares in the capital of Atotech UK Topco Limited by its principal investors, other than sales of securities in the context of an initial public offering or a transfer of securities to an entity controlled by some or all of such principal investors. Options granted under the LTIP typically are only exercisable until the participant’s termination of employment, except that a portion of the option may remain exercisable thereafter in certain circumstances, such as the participant’s death, disability, retirement, sale of the business division in which the participant works, or other reasons as determined by the UK Topco Board.

In the event of an extraordinary cash distribution or recapitalization of the Company, the UK Topco Board shall decide an adjustment of the exercise price of the outstanding options to reflect the resulting decrease of the value of the Company. In connection with the Reorganization Transactions and pursuant to their terms, the outstanding options under the LTIP were exchanged for equivalent options covering our common shares.

Participants Equity Investment Program

Certain members of our management have been afforded an opportunity to acquire an indirect ownership interest in Atotech UK Topco Limited and, in the future from time to time hereafter, may be afforded the opportunity to acquire an indirect ownership interest in Atotech Limited, by allowing them to purchase a partnership interest in Ato Beteiligung GmbH & Co. Verwaltungs KG or ATO Cayman, L.P., each of which we refer to as a Management Investment Partnership, in accordance with the Participants Equity Investment Program. The Management Investment Partnerships were each established to be a management ownership vehicle that holds common shares of Atotech UK Topco Limited. Members of management who have acquired interests in the Management Investment Partnerships have subscribed for such interests at their then fair value. In certain circumstances, such as the voluntary resignation of employment by a management member, the Management Investment Partnerships or one of their affiliates have the right, but not the obligation, to acquire the member’s interests in the Management Investment Partnerships. In certain circumstances, such as the management member’s death or disability, the management member may also require the Management Investment Partnerships or one of their affiliates to repurchase such interests in the Management Investment Partnerships. As of December 31, 2019, executive officers who have invested in the Management Investment Partnerships held an indirect voting interest in Atotech UK Topco Limited of approximately 4.40% and had invested capital of approximately $115,000.

The following table summarizes the number of common shares or partnership interests indirectly held by the executive officers named in this prospectus as of December 31, 2019 (after giving effect to the Reorganization Transactions (other than the             -to-1 share split)):

Name	Common Shares or Partnership Interests
Geoff Wild	550,000
Peter Frauenknecht	250,000
Harald Ahnert	175,000
Gertjan van der Wal	175,000

As of December 31, 2019, such executive officers did not own any options pursuant to the Share Plans.

2020 Incentive Award Plan

Effective the day prior to the first public trading date of our common shares, we will adopt and our shareholders will approve the 2020 Incentive Award Plan (the “2020 Plan”), under which we may grant cash and equity-based incentive awards to eligible employees, directors and consultants in order to attract, retain, and motivate the persons who make important contributions to our company. The material terms of the 2020 Plan are summarized below.

As described above, in connection with the Reorganization Transactions, each option to purchase ordinary shares in the capital of Atotech UK Topco Limited, to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be converted into an option to purchase our common shares (a “Rollover Option”), on the same terms, conditions, and vesting schedules as previously applied. Upon the effectiveness of the 2020 Plan, the Rollover Options will also be subject to the terms and conditions of the 2020 Plan.

Eligibility and Administration

Our employees, consultants, and directors, along with employees and consultants of our subsidiaries, will be eligible to receive awards under the 2020 Plan. The 2020 Plan will be administered by our Board, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the “plan administrator” below), subject to the limitations imposed under the 2020 Plan, Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, stock exchange rules, and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2020 Plan, to interpret the 2020 Plan and award agreements, and to adopt, amend, and repeal rules for the administration of the 2020 Plan as it deems advisable. The plan administrator will also have the authority to grant awards, determine which eligible employees, directors and consultants receive awards, and set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2020 Plan.

Shares Available for Awards

It is expected that an aggregate of 9.2% of our common shares (as determined immediately following the closing of this offering) will initially be available for issuance under the 2020 Plan. Shares issued upon exercise of the Rollover Options and shares issued in respect of all future awards will come out of this pool. No more than 7,540,000 of our common shares may be issued under the 2020 Plan upon the exercise of incentive options. Common shares issued under the 2020 Plan may be authorized but unissued shares, shares purchased on the open market, or treasury shares.

If an award under the 2020 Plan (including the Rollover Options) expires, lapses, or is terminated, exchanged for cash, surrendered, repurchased, redeemed, canceled without having been fully exercised, or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 Plan. Awards granted under the 2020 Plan in substitution for any options or other share or share-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or shares will not reduce the shares available for grant under the 2020 Plan but may count against the maximum number of common shares that may be issued upon the exercise of incentive options.

Awards

The 2020 Plan provides for the grant of options, including incentive options and non-qualified options, share appreciation rights (“SARs”), restricted shares, dividend equivalents, restricted share units (“RSUs”), and other share or cash based awards. Certain awards under the 2020 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2020 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•

Options and SARs. Options provide for the purchase of common shares in the future at an exercise price set on the grant date. Incentive options, by contrast to non-qualified options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the common shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of an option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of incentive options granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of an option or SAR may not be longer than ten years (or five years in the case of incentive options granted to certain significant shareholders).

•

Restricted Shares and RSUs. Restricted shares are awards of nontransferable common shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver common shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on common shares prior to the delivery of the underlying common shares. The plan administrator may provide that the delivery of the common shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2020 Plan.

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Other Share or Cash Based Awards. Other share or cash based awards are awards of cash, fully vested common shares, and other awards valued wholly or partially by referring to, or otherwise based on, common shares or other property. Other share or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments, and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other share or cash based awards, which may include any purchase price, performance goal, transfer restrictions, and vesting conditions.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2020 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit, or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on shareholders’ equity; total shareholder return; return on sales; costs, reductions in costs, and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters;

strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment, or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions, or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax, or accounting changes.

Certain Transactions

In connection with certain corporate transactions and events affecting our common shares, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2020 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2020 Plan and replacing or terminating awards under the 2020 Plan. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to awards outstanding under the 2020 Plan as it deems appropriate to reflect the transaction.

Provisions of the 2020 Plan Relating to Director Compensation

The 2020 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2020 Plan’s limitations.

Plan Amendment and Termination

Our Board may amend or terminate the 2020 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2020 Plan, may materially and adversely affect an award outstanding under the 2020 Plan without the consent of the affected participant, and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. However, the plan administrator may not, without the approval of our shareholders, amend any outstanding option or SAR to reduce its price per share, other than in the context of corporate transactions or equity restructurings, as described above. The 2020 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our Board. No awards may be granted under the 2020 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations, or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2020 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2020 Plan and exercise price obligations arising in connection with the exercise of options under the 2020 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, common shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable, or any combination of the foregoing.

2020 Employee Share Purchase Plan

Effective the day prior to the first public trading date of our common shares, we will adopt and our shareholders will approve the 2020 Employee Share Purchase Plan (the “ESPP”) the material terms of which are summarized below.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares Available for Awards; Administration

It is expected that an aggregate of 2.0% of our common shares (as determined immediately following the closing of this offering) will initially be reserved for issuance under the ESPP. Our Board or a committee of our Board will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility

The ESPP administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Our employees and employees of the designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the ESPP administrator. However, an employee may not be granted rights to purchase shares under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of common shares or other classes of shares.

Grant of Rights

Shares will be offered under the ESPP during specific offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP permits participants to purchase common shares through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase shares under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per Share as of the first day of the offering period). In non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the ESPP administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the ESPP administrator in lieu of or in addition to payroll deductions.

On the first trading day of each offering period, each participant will automatically be granted an option to purchase common shares. The option will expire at the end of the applicable offering period and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85%, for purposes of the Section 423 Component, or 80%, for purposes of the Non-Section 423 Component, of the fair market value of our common shares on the purchase date. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period and will be paid their accrued payroll deductions that have not yet been used to purchase common shares. Participation in the ESPP ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Certain Transactions

In the event of certain non-reciprocal transactions or events affecting our common shares, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase shares on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods, or (5) the termination of all outstanding rights.

Plan Amendment and Termination

The plan administrator may amend, suspend, or terminate the ESPP at any time. However, shareholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

Non-Employee Director Compensation

In 2019, we agreed to pay a remuneration to Charles W. Shaver in the amount of $75,000. He will receive a like amount of remuneration for his service in 2020.

We have agreed to pay a remuneration to Ronald Bruehlmann, who will join our board of directors prior to the listing of our common stock on the New York Stock Exchange, in the amount of $75,000 for his service on our Board of Directors and an additional $20,000 for his service as a member of the Audit Committee of our Board of Directors.

Pension, Retirement or Similar Benefits

We operate various defined contribution and defined benefit pension plans in which our employees participate. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our named executive officers with respect to 2019 was $167,717.

Employees

We had 3,884, 3,787, and 3,783 employees as of December 31, 2017, December 31, 2018, and December 31, 2019, respectively, which includes 80, 69, and 74 temporary employees employed directly by us as of December 31, 2017, December 31, 2018, and December 31, 2019, respectively, as well as 319, 293, and 177 temporary employees who provided services to us through a third-party temporary staffing agency as of December 31, 2017, December 31, 2018, and December 31, 2019, respectively.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2017, December 31, 2018, and December 31, 2019:

Function	December 31, 2017	December 31, 2018	December 31, 2019
Manufacturing	734	750	781
Administration(1)	613	607	631
Sales, Marketing & Technicians	1,973	1,904	1,855
Research & Development	564	526	516

(1)	Covering general management and support personnel in areas of finance and human resources, legal, purchasing, IT, site management, operations and health, safety and environmental management.

The following table describes the number of employees by geographic location as of December 31, 2017, December 31, 2018, and December 31, 2019:

Country	December 31, 2017	December 31, 2018	December 31, 2019
Germany	936	962	943
China	1,131	1,107	1,101
Taiwan	233	228	222
India	341	306	312
United States	158	161	155
Japan	135	125	120
Korea	113	115	117

Additionally, as of December 31, 2017, December 31, 2018, and December 31, 2019, we had approximately 837, 783, and 813 employees, respectively, in the aggregate, in Austria, France, Italy, Spain, the Netherlands, the United Kingdom, Scandinavia, Slovenia, Poland, Turkey, Lithuania, Russia, Czech Republic, Thailand, Malaysia, Vietnam, Hong Kong, Singapore, Australia, Canada, Mexico, Brazil, and Argentina.

Certain of our employees are represented by labor unions. We believe that we maintain a good working relationship with these unions and our employees, and we have not experienced any material labor disputes in the past.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with this offering, our Board will adopt a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” will include our executive officers, directors, director nominees, and shareholders owning five percent or more of our outstanding common shares, and each of their respective immediate family members.

The policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $100,000 and a related person had or will have a direct or indirect material interest.

Pursuant to this policy, our management will present to our Audit Committee each proposed related person transaction, including all relevant facts and circumstances relating thereto. Our Audit Committee will then:

•

review the relevant facts and circumstances of each related person transaction, including the financial terms of such transaction, the benefits to us, the availability of other sources for comparable products or services, if the transaction is on terms no less favorable to us than those that could be obtained in arm’s-length dealings with an unrelated third party or employees generally and the extent of the related person’s interest in the transaction; and

•	take into account the impact on the independence of any independent director and the actual or apparent conflicts of interest.

All related person transactions may only be consummated if our Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions have been pre-approved by our Audit Committee under the policy. These pre-approved transactions include:

•

the purchase of our products and resolution of warranty claims relating to our products on an arm’s-length basis in the ordinary course of business on terms and conditions generally available to other similarly situated customers;

•	transactions where the rates or charges involved in the transactions are determined by competitive bids;

•

transactions in the ordinary course of business where the interest of the related person arises solely from the ownership of a class of equity securities in our company where all holders of such class of equity securities will receive the same benefit on a pro rata basis;

•	certain employment and compensation arrangements; and

•

transactions in the ordinary course of business where the related person’s interest arises only from: (i) his or her position as a director of another entity that is party to the transaction; (ii) an equity interest of less than 10% in another entity that is party to the transaction; or (iii) a limited partnership interest of less than 10%, subject to certain limitations.

No director may participate in the approval of a related person transaction for which he or she, or his or her immediate family members, is a related person. In the event that an insufficient number of members of the Audit Committee are disinterested with regard to a specific transaction to achieve a quorum, such transaction will be considered by the members of the Board that are disinterested with regard to such transaction.

Consulting Agreement

On January 31, 2017, in connection with the Acquisition, we entered into a consulting agreement with Carlyle, pursuant to which we pay Carlyle a fee for consulting and oversight services provided to us and our subsidiaries. Pursuant to this agreement, subject to certain conditions, we pay the Sponsor an annual fee of $1.8 million for consulting services to the Company. Further, under this agreement Carlyle was entitled to additional reasonable fees and compensation agreed upon by the parties for advisory and other services provided by Carlyle to us from time to time, including additional advisory and other services associated with acquisitions and divestitures or sales of equity or debt instruments. Carlyle also received a one-time transaction fee of $25.0 million upon consummation of the Acquisition for transactional advisory and other services. Except for this one-time transaction fee, Carlyle did not provide any additional services beyond consulting and oversight services for the year ended December 31, 2017. On March 6, 2020, the consulting agreement was amended to allow for the accession of Company as a party thereto and to amend the termination provisions thereof. Following the consummation of this offering we will continue to pay Carlyle the annual fee payable pursuant to the consulting agreement until the earlier of (i) the second anniversary of the initial public offering and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company.

Shareholders Agreement

In connection with the Reorganization Transactions, we expect to enter into a shareholders’ agreement with Carlyle. The management shareholders party to that agreement will be restricted thereunder from transferring any of their common shares for 180 days after the initial public offering. Pursuant to the shareholders agreement, we expect our Board will initially consist of eleven seats, with Carlyle having the right to designate ten of the board members and, in addition, our principal executive officer shall have the right to serve as a board member, who, for so long as he serves as our Chief Executive Officer, will be Mr. Wild. The number of board members that Carlyle (or such permitted transferee or affiliate) is entitled to designate is subject to maintaining certain ownership thresholds. If Carlyle (or such permitted transferee or affiliate) loses its right to designate any directors pursuant to the terms of the shareholders agreement, these positions will be filled by our shareholders in accordance with our articles of association. See “Description of Capital Stock” for more information regarding our articles of association. In addition, the shareholders agreement will provide that each committee of the Board will include a proportional number of directors designated by Carlyle (or such permitted transferee or affiliate) that is no less than the proportion designated by Carlyle as is then serving on the Board, subject to our obligation to comply with any applicable independence requirements.

The shareholders agreement will also include provisions pursuant to which we will grant Carlyle (or such permitted transferee or affiliate) the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common shares held by Carlyle (or such permitted transferee or affiliate) or to piggyback on other registration statements in certain circumstances. These shares will represent approximately 76% of our common shares after this offering, or approximately 75% if the underwriters exercise their option to purchase additional common shares in full. These common shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of common shares held by persons deemed to be our affiliates. The shareholders agreement will also require us to indemnify Carlyle (or such permitted transferee or affiliate) and its affiliates in connection with any registrations of our securities.

Indemnification Agreements

In connection with the completion of this offering, we expect to enter into indemnification agreements with each of our directors and certain of our officers. We expect that these indemnification agreements will provide the directors and officers with contractual rights to indemnification and expense advancement. However, these indemnification provisions will be restricted by Jersey Law.

Employment Agreements

See “Management—Compensation—Executive Officer Employment Arrangements” for information regarding the employment agreements that we have entered into with certain of our executive officers.

PRINCIPAL AND SELLING SHAREHOLDERS

We had              common shares outstanding as of December 31, 2019 after giving effect to the             -for-1 share split described elsewhere in this prospectus, which were owned by eight shareholders (after giving effect to the Reorganization Transactions and the conversion of preferred shares for common shares). See “Basis of Presentation.” As of December 31, 2019, certain investment funds affiliated with Carlyle owned approximately             % of our common shares, while the remainder is owned by certain current and former employees of the Company (after giving effect to the Reorganization Transactions and the conversion of preferred shares for common shares).

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2019, and as adjusted to reflect the common shares offered hereby and after giving effect to the Reorganization Transaction and the conversion of preferred shares for common shares, by:

•	each person known to own beneficially more than 5% of the capital stock, including each of our selling shareholders;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The following table gives effect to the Reorganization Transactions, the conversion of preferred shares into common shares and the              -for-1 share split described elsewhere in this prospectus and assumes an initial public offering price of $             (the midpoint of the price range set forth on the cover page of this prospectus) and an initial public offering date of             , 2020. See “Basis of Presentation.” Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the common shares of capital stock and the business address of each such beneficial owner is c/o Atotech Limited, William Street, West Bromwich, West Midlands, B70 0B6, United Kingdom.

	Common Shares of Atotech Limited Beneficially Owned Prior to the Offering		Common Shares of Atotech Limited Owned After the Offering

			Excluding Exercise of Option to Purchase Additional Common Shares		Including Exercise of Option to Purchase Additional Common Shares
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Principal Shareholders
Carlyle(1)		100.00
Executive Officers and Directors
Geoff Wild	—	—	—	—	—	—
Peter Frauenknecht	—	—	—	—	—	—
Harald Ahnert	—	—	—	—	—	—
Gertjan van der Wal	—	—	—	—	—	—
Brian A. Bernasek	—	—	—	—	—	—
Gregor P. Boehm	—	—	—	—	—	—
Herman H. Chang	—	—	—	—	—	—
Friedel Drees	—	—	—	—	—	—
Shaun Mercer	—	—	—	—	—	—
Gregory M. Nikodem	—	—	—	—	—	—
Charles W. Shaver		*		*		*
Martin W. Sumner	—	—	—	—	—	—
All executive officers and directors as a group (12 persons)		*		*		*

*	Denotes less than 1.0% of beneficial ownership.
(1)	Includes shares held by Carlyle Partners VI Cayman Holdings, L.P., shares held by Atotech Beteiligungs GmbH & Co. Verwaltungs KG, shares held by Ato Cayman LP, shares held by CEP IV Participations, S.à r.l. SICAR, shares held by Gamma Holding Company Limited, and shares held by Zweite Ato Beteiligung GmbH & Co. Verwaltungs KG.

Carlyle Group Management L.L.C. holds an irrevocable proxy to vote a majority of the shares of The Carlyle Group Inc., which is a publicly traded entity listed on NASDAQ. The Carlyle Group Inc. is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder TC Group VI Cayman, L.L.C., which is the general partner of TC Group VI Cayman, L.P., which is the general partner of Carlyle Partners VI Cayman Holdings, L.P. Carlyle Partners VI Cayman Holdings, L.P. is sole shareholder of CP Alpha Holdings Limited, which is the majority shareholder of Ato Beteiligungsverwaltungs GmbH, which is the general partner of each of Atotech Beteiligungs GmbH & Co. Verwaltungs KG and Zweite Ato Beteiligung GmbH & Co. Verwaltungs KG. Carlyle Partners VI Cayman Holdings, L.P. is also the majority shareholder of Cayman Ltd., which is the general partner of Ato Cayman LP.

TC Group Cayman Investment Holdings Sub L.P. is also the sole shareholder of CEP IV Managing GP Holdings, Ltd. and the sole member of CAP IV, L.L.C. CEP IV Managing GP Holdings, Ltd. is the general partner of CEP IV Managing GP, L.P., which is the managing general partner of Carlyle Europe Partners IV, L.P., which is the majority shareholder of CEP IV Participations, S.à r.l. SICAR. CAP IV, L.L.C. is the general partner of CAP IV General Partner, L.P., which is the general partner of Carlyle Asia Partners IV, L.P., which is the majority shareholder of Gamma Holding Company Limited.

Voting and investment determinations with respect to the shares held by Carlyle Partners VI Cayman Holdings, L.P., Atotech Beteiligungs GmbH & Co. Verwaltungs KG and Ato Cayman LP are made by an investment committee of TC Group VI Cayman, L.P., which is comprised of Allan Holt, William Conway, Jr., Daniel D’Aniello, David Rubenstein, Peter Clare, Kewsong Lee, Norma Kuntz, and Sandra Horbach. Each member of the investment committees disclaims beneficial ownership of such shares.

Voting and investment determinations with respect to the shares held by CEP IV Participations, S.à r.l. SICAR are made by the board of CEP IV Participations, S.à r.l. SICAR following recommendations by the investment committee of CEP IV Managing GP, L.P. Voting and investment determinations with respect to the shares held by Gamma Holding Company Limited are made by an investment committee of CAP IV General Partner, L.P. The Board of the SICAR is comprised of Barbara Imbs, William Cagney, Guy Harles, David Garcelan, Andrew Howlett-Bolton, Rick Wallace and CEP IV Managing GP Holdings Ltd. Each of the investment committees of CEP IV Managing GP, L.P. and CAP IV General Partner, L.P. are comprised of Daniel D’Aniello, William Conway, Jr., David Rubenstein, Peter Clare, Kewsong Lee, and Norma Kuntz. Each of the members of the investment committees and the Board of the SICAR disclaims beneficial ownership of such shares.

The address of each person or entity named in this footnote is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated articles of association and memorandum of association that will become effective as of the closing of this offering. Reference is made to the more detailed provisions of the amended and restated articles of association and memorandum of association. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our amended and restated articles of association and memorandum of association which is included as an exhibit to the registration statement of which this prospectus is part.

General

Our Company was incorporated under the laws of Jersey, Channel Islands, on December 12, 2018 with registered number 127906. Our register of members is kept by our assistant company secretary, Ogier Global Company Secretary (Jersey) Limited at 3rd Floor 44 Esplanade, St. Helier, Jersey, JE4 9WG and our U.S. Branch register is held with American Stock Transfer & Trust Company, LLC (“AST”) at 6201 15th Avenue, Brooklyn, NY 11219. Our registered office is at 3rd Floor 44 Esplanade, St. Helier, Jersey, JE4 9WG. Our secretary is Josh McMorrow and our assistant secretary is Ogier Global Company Secretary (Jersey) Limited. Under our memorandum and articles of association, our authorized capital stock consists of 10,000,000,000 common shares, nominal value $0.10 per share.

Issued Capital Stock

Our issued capital stock as of December 31, 2019 (after giving effect to the Reorganization Transactions and the conversion of preferred shares into common shares) was              common shares with a nominal value of $0.10 per share. See “Basis of Presentation.” Each issued common share is fully paid. We currently have no deferred shares in our issued capital stock.

Common Shares

The holders of common shares are entitled to receive dividends, if any, in proportion to the number of common shares held by them. Holders of common shares are entitled, in proportion to the number of common shares held by them, to share in any surplus in the event of our winding up. The holders of common shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

Options

As of December 31, 2019 (after giving effect to the Reorganization Transactions and the conversion of preferred shares into common shares), there were options to purchase              common shares outstanding. See “Basis of Presentation.”

Anti-Takeover Effects of Certain Provisions of Our Articles of Association

General

Our articles of association contain provisions that could have the effect of delaying, deterring, or preventing another party from acquiring or seeking to acquire control of us. These provisions, as well as our ability to issue preferred shares, are designed to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also intended to encourage anyone seeking to acquire control of us to negotiate first with our Board. However, these provisions may also delay, deter, or prevent a change in control or other takeovers of our Company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common shares and also may limit the price that investors are willing to pay in the future for our common shares. These provisions may also have the effect of preventing changes in our management. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. A description of these provisions is set forth below.

Staggered Board of Directors

Our articles of association provide for a staggered Board consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. The terms of the Class I directors will expire in 2021. Beginning in 2021, our shareholders will elect directors for three-year terms upon the expiration of their current terms. Our shareholders will elect only one class of directors each year. We believe that classification of our Board will help to ensure the continuity and stability of our business strategies and policies as determined by our Board. There is no cumulative voting in the election of directors.

As such, this classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our Board. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors also may delay, defer, or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest.

No Shareholder Action by Written Consent

Our articles of association provide that, at any time Carlyle owns less than 50% of our outstanding common shares, all shareholder actions are required to be taken by a vote of the shareholders at an annual or special meeting, and shareholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take shareholder actions and would prevent the amendment of our articles of association or memorandum of association or removal of directors by our shareholders without holding a meeting of shareholders.

Advance Notice Procedure

Our articles of association provide an advance notice procedure for shareholders to nominate director candidates for election, including proposed nominations of persons for election to the Board. Subject to the rights of the holders of any series of preferred shares, only persons nominated by, or at the direction of, our Board or by a shareholder who has given proper and timely notice to our secretary prior to the meeting, will be eligible for election as a director.

Limitation of Liability of Directors and Officers

Our articles of association include provisions that indemnify, to the fullest extent allowable under Jersey law, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. However, exculpation under the articles of association does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from their actions as directors. We will also be expressly authorized to advance certain reasonable expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and to carry directors’ and officers’ insurance to protect us, our directors, officers, and certain employees for some liabilities. In addition, in connection with the consummation of this offering, we expect to enter into indemnification agreements with each of our directors and certain of our officers. See “Certain Relationships and Related Party Transactions—Indemnification Agreements.”

We believe that the limitation of liability and indemnification provisions in our articles of association and the indemnification agreements and pursuant to the terms of our directors’ and officers’ insurance policy will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Other Jersey, Channel Islands Law Considerations

Purchase of Own Common Shares

As with declaring a dividend, we may not buy back or redeem our shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, the Company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the Company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until the Company is dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase common shares in the manner described below.

We may purchase on a stock exchange our own fully paid common shares pursuant to a special resolution of our shareholders specifying (a) the maximum number of common shares to be purchased, (b) the maximum and minimum prices that may be paid and (c) a date, not being later than 5 years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid common shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved in advance by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem common shares is not entitled to vote in respect of the common shares to be purchased.

We may fund a redemption or purchase of our own common shares from any source. We cannot purchase our common shares if, as a result of such purchase, only redeemable common shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory Purchases and Acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class or all of our outstanding common shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more in nominal value of such outstanding common shares, that person is then entitled (and may be required) to acquire the remaining common shares. In such circumstances, a holder of any such remaining common shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s common shares or that the person purchase the holder’s common shares on terms different to those under which the person made such offer.

Other than as described above and below under “—U.K. City Code on Takeovers and Mergers,” we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining common shares on the same terms as such shareholder’s prior purchase.

Compromises and Arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of the Company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

U.K. City Code on Takeovers and Mergers

The U.K. City Code on Takeovers and Mergers (the “Takeover Code”) applies, among other things, (i) to an offer for a public company whose registered office is in the Channel Islands and whose securities are admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man, or (ii) if the company is a public company and is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”), to have its place of central management and control in the United Kingdom or the Channel Islands or the Isle of Man (in each case, a “Code Company”). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at various factors, including the structure of our Board, the functions of the directors, and where they are resident.

If at the time of a takeover offer, the Takeover Panel determines that the residency test is satisfied and we have our place of central management and control in the United Kingdom, we would be subject to several rules and restrictions, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders. The Takeover Code also contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:

•

acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or

•

who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code Company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Upon completion of this offering, we expect a majority of our Board to reside outside of the United Kingdom, the Channel Islands and the Isle of Man. Based upon our current and intended plans for our directors and management, for the purposes of the Takeover Code, we anticipate that the residency test will not be met and that we will be considered to have our place of central management and control outside the United Kingdom, the Channel Islands or the Isle of Man. Therefore, the Takeover Code should not apply to us. It is possible that in the future changes in the Board’s composition, changes in the Takeover Panel’s interpretation of the Takeover Code, or other events may cause the Takeover Code to apply to us.

Rights of Minority Shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the grounds that the conduct of our affairs, including a proposed or actual act or omission by us, is “unfairly prejudicial” to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of common shares by us or by any of our other shareholders.

Jersey Regulatory Matters

The Jersey Financial Services Commission (“JFSC”) has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of our common shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

A copy of this prospectus has been delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and the Jersey Registrar of Companies has given, and has not withdrawn, his consent to its circulation.

It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the JFSC takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this prospectus, you should consult your stockbroker, bank manager, solicitor, accountant, or other financial adviser.

The price of securities and the income from them can go down as well as up. Nothing in this prospectus or anything communicated to holders or potential holders of any of our common shares (or interests in them) by or on behalf of the Company is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for any common shares (or interests in them) for the purposes of the Financial Services (Jersey) Law 1998.

The directors of the Company have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the prospectus, whether of facts or opinion. All the directors of the Company accept responsibility accordingly.

Differences in Corporate Law

Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Jersey law:

Corporate law issue	Delaware law	Jersey law
Special Meetings of Shareholders

Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws.

However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Shareholders holding 10% or more of the company’s voting rights and entitled to vote at the relevant meeting may legally require our directors to call a meeting of shareholders.

The JFSC may, at the request of any officer, secretary, or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

Interested Director Transactions

Interested director transactions are permissible and may not be legally voided if:

•  either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

•  the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in

Corporate law issue	Delaware law	Jersey law

the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Cumulative Voting	The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the Jersey Companies Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice, or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.	If permitted by the articles of association of a company, a written consent signed and passed by the specified majority of members may affect any matter that otherwise may be brought before a shareholders’ meeting, except for the removal of a company’s auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is signed by the specified majority of members or on such later date as is specified in the resolution. However, it is intended that the right to pass written resolutions by the shareholders will be excluded in the articles of association if Carlyle owns less than 50% of our outstanding common shares.

Business Combinations	With certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors	A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the articles of association of the company

Corporate law issue	Delaware law	Jersey law
	and a majority of the outstanding shares entitled to vote thereon.	require, by the shareholders in general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of that company.

Limitations on Director’s Liability and Indemnification of Directors and Officers

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases, or redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in defense of an action, suit, or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

•  incurred in defending any civil or criminal legal proceedings where:

•  the person is either acquitted or receives a judgment in their favor;

•  where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

•  where the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

•  incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

•  incurred in connection with an application made to the court

Corporate law issue	Delaware law	Jersey law

for relief from liability for negligence, default, breach of duty, or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

•  incurred in a case in which the company normally maintains insurance for persons other than directors.

Appraisal Rights	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	No appraisal rights.

Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste, and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for

Corporate law issue	Delaware law	Jersey law
the purchase of shares by a company or by any of its other shareholders. There may be customary personal law actions available to shareholders which would include certain derivate and other actions to bring proceedings against the directors of the company as well as the company.

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The memorandum of association and articles of association of a Jersey company may only be amended by special resolution (being a two-third majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is AST. Its address is 6201 15th Avenue, Brooklyn, NY 11219 and its telephone number is (718) 921-8200.

Listing

We have been approved for listing of our common shares on the New York Stock Exchange under the symbol “ATC.”

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares, and no predictions can be made about the effect, if any, that market sales of our common shares or the availability of such common shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common shares in the public market may have an adverse effect on the market price for our common shares and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Shares—Future sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our common shares.”

Upon the completion of this offering, we will have              common shares outstanding, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional common shares. Of these common shares,              common shares will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding common shares are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common shares purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors, certain of our employees and the selling shareholders have agreed, subject to certain exceptions, not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of two of the four representatives. See “Underwriting.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person (or persons whose shares are required to be aggregated) who is an affiliate and who has beneficially owned our common shares for at least six months is entitled to sell in any three-month period several common shares that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately common shares immediately after consummation of this offering; or

•

the average weekly trading volume in our common shares on the stock exchange on which our shares are listed during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months (including the holding period of any prior owner other than an affiliate), would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased common shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased common shares from us after that date upon the exercise of options granted before that date, are eligible to resell such common shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

S-8 Registration Statement

In conjunction with this offering, we expect to file a registration statement on Form S-8 under the Securities Act, which will register up to an amount of common shares underlying stock options or restricted stock awards or reserved for issuance under our equity incentive plans equal to 11.2% of our outstanding common shares as of the closing of this offering. That registration statement will become effective upon filing, and all common shares covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us and the lock-up agreements described above.

Registration Rights

We intend to enter into a new shareholders agreement in connection with the consummation of this offering, pursuant to which we will grant Carlyle the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common shares held by them and other shareholders party to that agreement or to piggyback on other registration statements in certain circumstances. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.” These common shares will represent approximately             % of our outstanding common shares after this offering, or approximately             % if the underwriters exercise their option to purchase additional common shares in full. These common shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of common shares held by persons deemed to be our affiliates. The shareholders agreement also requires us to indemnify certain of our shareholders and their affiliates in connection with any registrations of our securities. We do not anticipate that the shareholders agreement will contain any prescribed cash penalties or additional penalties as a result of delays in registering our common shares.

TAXATION

Jersey Tax Considerations

This summary of Jersey taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in the Company.

The following summary of the anticipated treatment of the Company and holders of common shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Jersey law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situate in Jersey). Legal advice should be taken with regard to individual circumstances. Prospective investors in the common shares should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of common shares in the Company under the laws of any jurisdiction in which they may be liable to taxation.

Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits of investment in the Company.

Any person who is in any doubt about their tax position or who is subject to taxation in a jurisdiction other than Jersey should consult their own professional adviser.

Company Residence

Under the Income Tax (Jersey) Law 1961 (as amended) (“Tax Law”), the Company shall be regarded as resident in Jersey if it is incorporated under the Jersey Companies Law unless:

•

its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and

•	the Company is resident for tax purposes in that country or territory.

It is intended that the Company will not be resident for tax purposes in Jersey and not subject to any rate of tax in Jersey as it will instead be resident in the United Kingdom where the tax rate is in excess of 10%.

Summary

Under current Jersey law, there are no capital gains, capital transfer, gift, wealth or inheritance taxes, or any death or estate duties. No capital or stamp duty is levied in Jersey on the issue, conversion, redemption, or transfer of common shares. On the death of an individual holder of common shares (whether or not such individual was domiciled in Jersey), duty at rates of up to 0.75% of the value of the relevant common shares may be payable on the registration of any Jersey probate or letters of administration which may be required in order to transfer, convert, redeem, or make payments in respect of, common shares held by a deceased individual sole shareholder, subject to a cap of £100,000.

Income Tax—The Company

The general rate of income tax under the Tax Law on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey is 0% (“zero tax rating”). Certain exceptions from zero tax rating apply, namely:

(1)	companies which are regulated by the Jersey Financial Services Commission under certain sections of the Financial Services (Jersey) Law 1998, the Banking Business (Jersey) Law 1991 or the Collective Investment Funds (Jersey) Law 1988, shall be subject to income tax at a rate of 10%, (these companies are defined as “financial services companies” in the Tax Law);

(2)	specifically identified utility companies shall be subject to income tax at a rate of 20%, (these companies are defined as “utility companies” in the Tax Law); and

(3)	any income derived from the ownership or disposal of land in Jersey shall be subject to income tax at a rate of 20%.

Income Tax—Shareholders

Persons holding common shares who are not resident for taxation purposes in Jersey will be exempt from Jersey income tax on dividends from the Company.

Shareholders who are resident for income tax purposes in Jersey will be subject to income tax in Jersey at the standard rate of 20% on any dividends paid on common shares held by them or on their behalf and income tax may be withheld by the Company on payment of any such dividends.

Article 134A of the Tax Law contains a general anti-avoidance provision, which in the view of the Taxes Office may be utilized, in certain circumstances, in respect of individuals who are resident in Jersey and who invest in capital investments, where the main or one of the main purposes of the investment is the avoidance of tax.

Withholding Tax—The Company

For so long as the Company is rated for tax, or is not deemed to be resident for tax purposes in Jersey, no withholding in respect of Jersey taxation will be required on payments in respect of the common shares to any holder of the common shares not resident in Jersey.

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the common shares (unless there is any element of Jersey residential property being transferred, in which case a land transaction tax may apply pursuant to the Taxation (Land Transactions) (Jersey) Law 2009) except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer common shares on the death of a holder of such common shares if such holder was entered as the holder of the shares on the register maintained in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of common shares domiciled in Jersey, or situated in Jersey in respect of a holder of common shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% on the value of an estate with a maximum value of £13,360,000. The rules for joint holders and holdings through a nominee are different and advice relating to this form of holding should be obtained from a professional adviser.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.

Goods and Services Tax

Pursuant to the Goods and Services Tax (Jersey) Law 2007 (“GST Law”), a tax rate which is currently 5% applies to the supply of goods and services, unless the supply is regarded as exempt or zero rated, or the relevant supplier or recipient of such goods and services is registered as an “international services entity.”

A company must register for GST if its turnover is greater than £300,000 in any 12 month period, and will then need to charge GST to its customers. Companies can also choose to register voluntarily.

A company may apply to be registered as an International Services Entity (“ISE”) if it mainly serves non-Jersey residents. By virtue of a company being an ISE, it will not have to register for GST, will not charge GST on its supplies, and will not be charged GST on its purchases.

The Company will be an ISE within the meaning of the GST Law, as it satisfies the requirements of the Goods and Services Tax (International Services Entities) (Jersey) Regulations 2008, as amended. As long as it continues to be such an entity, a supply of goods or of a service made by or to the Company shall not be a taxable supply for the purposes of the GST Law.

Substance Legislation

With effect from January 1, 2019, Jersey implemented legislation to meet EU demands for companies to have substance in certain circumstances. Broadly, part of the legislation is intended to apply to holding companies managed and controlled in Jersey. It is not intended that the Company be managed and controlled in Jersey but rather that it is only tax resident in the United Kingdom and so this legislation will not apply to the Company on this basis.

The summary of certain Jersey tax issues is based on the laws and regulations in force as of the date of this document and may be subject to any changes in Jersey laws occurring after such date. Legal advice should be taken with regard to individual circumstances. Any person who is in any doubt as to his/her tax position or where he/she is resident, or otherwise subject to taxation, in a jurisdiction other than the United States, the UK and Jersey, should consult his/her professional adviser.

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the purchase, ownership, and disposition of our common shares issued pursuant to this offering. This summary applies only to U.S. Holders that acquire our common shares in exchange for cash in the offering, hold our common shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, and judicial and administrative interpretations thereof, all as available as of the date of this prospectus. All the foregoing authorities are subject to change or differing interpretation, and any such change or differing interpretation could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local, or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular U.S. Holders, including those subject to special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities or governmental organizations;

•	individual retirement accounts or other tax deferred accounts;

•	persons deemed to sell our common shares under the constructive sale provisions of the Code;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding our common shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that directly, indirectly, or constructively own 10% or more of the total combined voting power or total value of our common shares;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common shares being taken into account in an applicable financial statement; or

•	persons holding our common shares through partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner (or other owner) in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our common shares, and such entity or arrangement, generally will depend on such partner’s (or other owner’s) status and the activities of such entity or arrangement. A U.S. Holder that is a partner (or other owner) in such an entity or arrangement should consult its tax advisor.

Dividends and Other Distributions on Our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company with respect to our common shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) our common shares are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, common shares generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our common shares are expected to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder generally should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss.

Dividends on our common shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, non-U.S. taxes withheld, if any, on any distributions on our common shares may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to our common shares will generally constitute “passive category income.” The U.S. federal income tax rules relating to foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of our common shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such common shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in common shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of our common shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other taxable disposition. If our common shares are treated as traded on an established securities market, a cash basis U.S. Holder or an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our common shares are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not make the special election, such U.S. Holder will recognize foreign currency gain or loss to the extent attributable to any difference between the U.S. dollar amount realized on the date of sale or disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date.

A U.S. Holder’s initial U.S. federal income tax basis in our common shares generally will equal the cost of such common shares. If a U.S. Holder used foreign currency to purchase the common shares, the cost of the common shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our common shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Considerations

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our common shares, we would continue to be treated as a PFIC with respect to such U.S. Holder unless (1) the Company ceases to qualify as a PFIC under the income and asset tests discussed in the prior paragraph and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the anticipated market price of our common shares in the offering and the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets and the market value of our shares and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds our common shares, any gain recognized by a U.S. Holder on a sale or other disposition of our common shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our common shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year prior to the year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on our common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of our common shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our common shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our common shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our common shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our common shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR COMMON SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

Certain United Kingdom Tax Considerations

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding, and disposing of our common shares. They are based on current UK tax law and on the current published practice of Her Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this prospectus, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain United Kingdom tax consequences for holders of our common shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of our common shares and any dividends paid on them and who hold our common shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of our common shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Company or any member of a group of which the Company forms part, persons holding their common shares as part of hedging or conversion transactions, shareholders who have (or are deemed to have) acquired their common shares by virtue of an office or employment, and shareholders who are or have been officers or employees of the Company or a company forming part of a group of which the Company forms part. The statements do not apply to any shareholder who either directly or indirectly holds or controls 10% or more of the Company’s share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, our common shares. Accordingly, prospective subscribers for, or purchasers of, our common shares who are in any doubt as to their tax position regarding the Acquisition, ownership or disposition of our common shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

The Company

It is the intention of the directors of the Company to conduct the affairs of the Company so that the central management and control of the Company is exercised in the United Kingdom for UK tax purposes. As a result, the Company is expected to conduct the affairs of the Company so that it is treated as resident in the United Kingdom for UK tax purposes. Accordingly, the Company is expected to be subject to UK tax on its worldwide income and gains, except where an exemption or relief applies.

It is not intended that the Company will be treated as a dual resident company for UK tax purposes, however, if it were to be so treated, the Company’s right to claim certain reliefs from UK tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on the Company’s right to claim UK tax reliefs.

Taxation of dividends

Withholding tax

The Company will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by the Company will depend on the individual circumstances of a holder of our common shares.

Income tax

An individual holder of our common shares who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. An individual holder of our common shares who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession, or vocation in the United Kingdom through a branch or agency to which our common shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by a UK resident individual holder of our common shares from the Company or from other sources will form part of that shareholder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by a holder of our common shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5%, to the extent that the excess amount falls within the basic rate tax band, 32.5%, to the extent that the excess amount falls within the higher rate tax band or 38.1%, to the extent that the excess amount falls within the additional rate tax band.

Corporation tax

Corporate holders of our common shares which are resident for tax purposes in the United Kingdom, or which are not so resident in the United Kingdom by which are carrying on a trade in the United Kingdom through a permanent establishment in connection with which our common shares are used or held, should not be subject to UK corporation tax on any dividend received from the Company so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). Corporate holders of our common shares which are not resident in the United Kingdom and which are not carrying on a trade in the United Kingdom through a permanent establishment in connection with which our common shares are used or held or acquired will not generally be subject to UK corporation tax on dividends.

A holder of our common shares who is resident outside the United Kingdom may be subject to non-UK taxation on dividend income under local law.

Taxation of Capital Gains

UK resident shareholders

A disposal or deemed disposal of our common shares by an individual or corporate holder of our common shares who is tax resident in the United Kingdom may, depending on that shareholder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of our common shares less the allowable cost to the shareholder of acquiring such common shares.

The applicable tax rates for individual holders of our common shares realizing a gain on the disposal of such shares is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers.

Non-UK shareholders

Holders of our common shares who are not resident in the United Kingdom and, in the case of an individual shareholder, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of our common shares unless (i) such common shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder of our common shares used, held, or acquired for the purposes of a trade carried on in the

United Kingdom through a permanent establishment or (ii) where certain conditions are met, the Company derives 75% or more of its gross asset value from UK land. Holders of our common shares who are not resident in the United Kingdom may be subject to non-UK taxation on any gain under local law.

Generally, an individual holder of our common shares who has ceased to be resident in the United Kingdom for UK tax purposes for a period of five years or less and who disposes of our common shares during that period may be liable on their return to the United Kingdom to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK Stamp Duty (“stamp duty”) and UK Stamp Duty Reserve Tax (“SDRT”)

The statements in this section are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any holders of our common shares irrespective of their place of tax residence. Certain categories of person, including intermediaries, brokers, dealers, and persons connected with depositary receipt arrangements and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

No stamp duty or SDRT will be payable on the issue of our common shares, subject to the comments below.

Stamp duty will in principle be payable on any instrument of transfer of our common shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. An exemption from stamp duty is available on an instrument transferring our common shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of our common shares should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.

Provided that our common shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a UK incorporated company, any agreement to transfer our common shares will not be subject to SDRT. We currently do not intend that any register of our common shares will be maintained in the United Kingdom.

If our common shares were to be registered in a register maintained in the United Kingdom by or on behalf of us or paired with any shares issued by a UK incorporated company then, where our common shares are transferred or issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depositary receipts (but not including CREST), SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable for (or, in certain circumstances, the value of) our common shares. This liability for SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system.

ENFORCEABILITY OF CIVIL LIABILITIES

U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of the Bailiwick of Jersey. Many of our directors and officers reside outside of the United States. Substantially all the assets of both us and our directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process on either us or our officers and directors within the United States, or to enforce against these persons or us, either inside or outside the United States, a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any U.S. state.

We have appointed Alpha US Bidco, Inc., as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of the laws of any state of the United States.

A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

•	the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;

•	the judgment is given on the merits and is final, conclusive and non-appealable;

•	the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;

•	the defendant is not immune under the principles of public international law;

•	the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;

•	the judgment was not obtained by fraud or duress and was not based on a clear mistake of fact; and

•

the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called “natural justice,” which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

Jersey courts award compensation for the loss or damage actually sustained by the plaintiff. Although punitive damages are generally unknown to the Jersey legal system, there is no prohibition on them either by statute or customary law. Whether a particular judgment may be deemed contrary to Jersey public policy depends on the facts of each case, though judgments found to be exorbitant, unconscionable, or excessive will generally be deemed as contrary to public policy. Moreover, certain defendants may qualify for protection under Protection of Trading Interests Act 1980, an act of the U.K. extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983. This Act provides that a qualifying defendant is not liable for multiple damages, in excess of that required for actual compensation. A “qualifying defendant” for these purposes is a citizen of the U.K. and its colonies, a corporation or other limited liability entity organized under the laws of the U.K., Jersey or other territory for whose international relations the U.K. is responsible or a person conducting business in Jersey.

Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey. In addition, we have been further advised by our legal counsel in Jersey, that it is uncertain as to whether the courts of Jersey would entertain original actions, including based on U.S. federal or state securities laws, or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

UNDERWRITING

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, BofA Securities, Inc., and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Underwriter	Number of Common Shares
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Jefferies LLC
RBC Capital Markets, LLC
UBS Securities LLC
Robert W. Baird & Co. Incorporated
BMO Capital Markets Corp.
HSBC Securities (USA) Inc.
Mischler Financial Group, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common shares (other than those covered by the over-allotment option described below) if they purchase any of the common shares.

Common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $                    per common share. If all the common shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling shareholders that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more common shares than the total number set forth in the table above, the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase several additional common shares approximately proportionate to that underwriter’s initial purchase commitment. Any common shares issued or sold under the option will be issued and sold on the same terms and conditions as the other common shares that are the subject of this offering.

We, our executive officers and directors, and the selling shareholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of two of the four representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common shares, subject to customary exceptions. Two of the four representatives, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our common shares. Consequently, the initial public offering price for the common shares was determined by negotiations among us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common shares will develop and continue after this offering.

Our common shares have been approved for listing on the New York Stock Exchange under the symbol “ATC.”

The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Atotech Limited	Paid by Selling Shareholders
		No Exercise	Full Exercise
Per share	$	—	$
Total	$	—	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be $             million including legal fees and expenses of counsel related to clearance of this offering with FINRA in an amount not to exceed $30,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

In connection with the offering, the underwriters may purchase and sell common shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering short positions or making stabilizing purchases, repurchase common shares originally sold by that syndicate member.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking, and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Barclays Capital Inc. and HSBC Securities (USA) Inc. or their respective affiliates provided debt financing commitments to Carlyle in connection with the Acquisition Transactions and are lenders and/or agents under our senior secured credit facilities, and as a result, receive (or will receive) fees in connection therewith and will receive a portion of the proceeds of this offering. In addition, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC and HSBC Securities (USA) Inc. or their respective affiliates acted as initial purchasers in connection with the issuance of the Opco Notes and J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and HSBC Securities (USA) Inc. acted as initial purchasers in connection with the issuance of the Holdco Notes.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, (each a “Member State”) no offer of the common shares which are the subject of the offering has been, or will be, made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the common shares referred to in (a) to (c) above shall result in a requirement for us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person located in a Member State to whom any offer of our common shares is made or who receives any communication in respect of an offer of our common shares, or who initially acquires any of our common shares will be deemed to have represented, warranted, acknowledged, and agreed to and with each representative and us that (1) it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation; and (2) in the case of any common shares being offered to or acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Regulation, the common shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any common shares to the public other than their offer or resale in any Member State to qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the representatives has been given to the offer or resale;

We, the selling shareholders, the representatives, and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.

This prospectus has been prepared on the basis that any offer of our common shares in any Member State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Member State of our common shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us, the selling shareholders, or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we, the selling shareholders, nor the representatives have authorized, nor do they authorize, the making of any offer of our common shares in circumstances in which an obligation arises for us, the selling shareholders, or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of our common shares to the public” in relation to any of our common shares in any Member State means the communication in any form and by any means; presenting sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase or subscribe our common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high-net-worth bodies corporate, unincorporated associations and partnerships and trustees of high-value trusts (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole of in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common shares has been or will be:

•	released, issued, distributed, or caused to be released, issued, or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the common shares. The common shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the common shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the common shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The common shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law, and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or

(iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (ASIC), in relation to this offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions.

This document contains general information only an does not take into account the investment objective, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial produce advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

EXPENSES RELATED TO THE OFFERING

The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC Registration Fee	$
FINRA Filing Fee
Printing and Engraving Expense
Legal Fees
Accounting Fees
Blue Sky Fees
Stock Exchange Listing Fees
Transfer Agent Fee
Miscellaneous

Total	$

VALIDITY OF COMMON SHARES

The validity of the issuance of the common shares being sold in this offering and other matters under Jersey law will be passed upon for us by Ogier, our Jersey counsel. Certain other matters under U.S. federal law will be passed upon for us by Latham & Watkins LLP, Washington, District of Columbia. Certain legal matters will be passed upon for the underwriters by Milbank LLP, New York, New York.

EXPERTS

The consolidated financial statements of Atotech UK Topco Limited, or the Successor, and its subsidiaries, consisting of consolidated statements of financial position as of December 31, 2019 and December 31, 2018, and the related consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for the three years ended December 31, 2019, and the consolidated statement of comprehensive income, consolidated statement of cash flows and consolidated statement of changes in equity for the period from January 1, 2017 through January 31, 2017 of Atotech B.V., or the Predecessor, and its subsidiaries, included in this prospectus, have been included in reliance on the reports of KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG AG”), an independent registered public accounting firm, given on KPMG AG’s authority as experts in auditing and accounting. KPMG AG is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 pursuant to the Securities Act, covering the common shares being offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement. For further information about us and our common shares, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.

As a result of the offering, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our common shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. Our annual report on Form 20-F will be due within four months after the end of the fiscal year starting with the report for the fiscal year ending December 31, 2020. We also intend to furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF ATOTECH UK TOPCO LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Atotech UK Topco Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Atotech UK Topco Limited and subsidiaries (Successor) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2019, 2018 and 2017, and for the period from January 1, 2017 to January 31, 2017, of Atotech B.V. and subsidiaries (Predecessor), and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Successor as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018 and 2017, and of the Predecessor for the period from January 1, 2017 to January 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3.1 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of International Financial Reporting Standard 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2018.

Berlin, Germany

March 9, 2020

Atotech UK Topco Limited

Consolidated Financial Statements

Registered number 10533697

As of December 31, 2019

2.	Consolidated Financial Statements

2.1	Consolidated Statements of Comprehensive Income

		Successor	Successor	Successor	Predecessor
($ in millions, except per share data)	Notes	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017	Period from Jan. 1, 2017 to Jan. 31, 2017
Revenues	(1)	1,187.8	1,212.8	1,093.6	91.3
Cost of sales, excluding depreciation and amortization		(488.2)	(504.2)	(513.7)	(40.7)
Depreciation and amortization		(170.1)	(171.6)	(141.1)	(4.0)
Selling, general, and administrative expenses		(277.1)	(295.6)	(250.7)	(19.8)
Research and development expenses		(51.2)	(58.0)	(62.6)	(6.3)
Restructuring expenses	(2)	(13.4)	(14.8)	(10.8)	(0.4)

Operating profit		187.8	168.6	114.7	20.1

Interest expense		(148.9)	(134.7)	(94.1)	(0.1)
Other income (expense), net	(3)	23.5	(5.2)	(23.7)	(0.8)
Acquisition related expenses		—	—	(67.0)	—

Income (loss) before income taxes		62.4	28.7	(70.1)	19.2

Income tax expense	(4)	(54.8)	(52.4)	(16.7)	(6.0)

Consolidated net income (loss)		7.6	(23.7)	(86.8)	13.2

Earnings per share:
Basic earnings (loss) per share	(6)	(4.27)	(5.96)	(8.44)	—
Diluted earnings (loss) per share	(6)	(4.27)	(5.96)	(8.44)	—

		Successor	Successor	Successor	Predecessor
($ in millions)	Notes	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017	Period from Jan. 1, 2017 to Jan. 31, 2017
Consolidated net income (loss)		7.6	(23.7)	(86.8)	13.2

Other comprehensive income

Actuarial gains and losses	(18)	(23.0)	5.5	(3.0)	23.0
Tax effect		6.8	(1.5)	—	(6.4)
Currency translation adjustment generated by the parent company		—	—	—	7.8

Items not potentially reclassifiable to statement of income		(16.1)	4.0	(3.0)	24.4

Currency translation adjustment		(20.6)	(104.3)	176.4	2.9
Cash flow hedge	(22)	—	—	—	0.2
Hedge reserve	(22)	(2.7)	8.0	(23.1)	—
Other		(0.5)	(0.9)	3.4	—

Items potentially reclassifiable to statement of income (loss), net of tax		(23.9)	(97.2)	156.7	3.1

Total other comprehensive income (loss), net amount		(40.0)	(93.2)	153.7	27.5

Comprehensive income (loss)		(32.4)	(116.9)	66.9	40.7

The notes are an integral part of these consolidated financial statements.

2.2	Consolidated Statement of Financial Position

($ in millions)	Notes	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Assets
Non-current assets
Property, plant and equipment	(7)	366.4	382.4
Intangible assets	(8)	1,460.8	1,552.5
Goodwill	(8)	1,046.4	1,053.9
Right-of-use assets	(9)	99.2	—
Other financial assets	(15)	38.7	18.1
Other non-financial assets	(10)	7.3	17.2

Total non-current assets		3,018.9	3,024.1

Current assets
Inventories	(11)	124.7	121.5
Trade and other receivables	(12)	282.9	278.8
Other financial assets	(15)	2.5	1.6
Tax assets		34.2	23.7
Cash and cash equivalents		302.7	386.2

Total current assets		747.0	811.8

Total assets		3,765.8	3,835.9

Liabilities & shareholders’ equity
Shareholders’ equity	(13)
Common shares and preferred shares		95.6	95.6
Paid-in surplus and retained earnings		557.2	549.4
Currency translation adjustment and other reserves		19.8	59.7

Total shareholders’ equity		672.5	704.7

Non-current liabilities
Borrowings	(14)	2,115.0	2,219.6
Deferred tax liabilities	(17)	340.1	374.0
Employee benefits	(18)	156.1	132.7
Provisions	(20)	22.2	53.9
Lease liabilities	(9)	64.0	—
Other financial liabilities	(15)	2.6	0.1
Other non-financial liabilities	(16)	—	9.6

Total non-current liabilities		2,700.1	2,789.9

Current liabilities
Borrowings	(14)	0.8	1.4
Trade and other payables	(21)	258.5	233.0
Tax liabilities		77.7	53.1
Lease liabilities	(9)	11.1	—
Other financial liabilities	(15)	22.7	38.4
Provisions	(20)	22.5	15.4

Total current liabilities		393.2	341.3

Total liabilities & shareholders’ equity		3,765.8	3,835.9

The notes are an integral part of these consolidated financial statements.

2.3	Consolidated Statements of Cash Flows

	Successor	Successor	Successor	Predecessor
($ in millions)	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017	Jan. 1, 2017 to Jan. 31, 2017
Operating activities
Consolidated net income (loss)	7.6	(23.7)	(86.8)	13.2
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	170.1	171.6	141.1	4.0
Income taxes and changes in non-current provisions	58.4	63.9	1.8	5.7
(Gains)/losses on disposals of assets	(5.2)	0.7	1.1	—
Net (gain)/loss on financial instruments at fair value	(35.9)	(5.9)	10.6	—
Accrued financial interest costs	132.7	120.7	83.4	—
Amortization of deferred financing cost, including original issuance discounts	16.4	14.0	11.0	—
Interest paid	(133.0)	(118.9)	(71.1)	(0.1)
Taxes paid	(84.8)	(65.3)	(48.4)	(9.2)
Other	(1.3)	(1.0)	(3.9)	(1.6)

(Increase)/decrease in inventories	(3.1)	(13.9)	62.4	1.6
(Increase)/decrease in accounts receivable	(6.4)	46.1	(25.2)	1.4
(Increase)/decrease in other assets	(6.2)	(7.3)	2.4	(0.2)
Increase/(decrease) in accounts payable	25.6	(14.3)	28.8	(23.5)

Cash flow provided by (used in) operating activities	134.8	166.7	107.2	(8.7)

Investing activities
Intangible assets and property, plant, and equipment additions	(75.7)	(56.6)	(47.8)	(3.6)
Acquisition of subsidiaries, net of cash acquired	(4.5)	—	(2,693.9)	—
Other investments	—	(0.1)	—	—
Increase in non-current loans	(0.1)	(0.3)	(0.2)	—
Proceeds from sale of intangible assets, property, plant and equipment	9.7	2.7	0.7	—
Proceeds from sale of non-current investments	—	—	2.9	—
Repayment of non-current loans	0.3	0.4	2.0	0.3

Cash flow used in investing activities	(70.3)	(53.9)	(2,736.3)	(3.3)

Financing activities
Dividends paid	—	(490.5)	—	(110.6)
Issuance of shares	—	—	1,245.0	—
Issuance of non-current debt	—	500.0	1,838.2	—
Repayment of non-current debt	(115.8)	(29.7)	(7.1)	(6.7)
Increase (decrease) in current borrowings and bank debt	(2.0)	(3.3)	(62.8)	(23.0)
Increase (decrease) in current financial assets and liabilities	(1.1)	(1.4)	—	—
Payment of lease liabilities	(15.9)	—	—	—
Payment of deferred finance costs	(9.9)	(12.8)	(79.7)	—

Cash flow provided by (used in) financing activities	(144.6)	(37.7)	2,933.6	(140.3)

Net (decrease) increase in cash & cash equivalents	(80.1)	75.1	304.5	(152.3)

Effect of exchange rates	(3.4)	(14.7)	21.3	4.4
Cash and cash equivalents at the beginning of the period	386.2	325.8	—	332.5

Cash and cash equivalents at the end of the period	302.7	386.2	325.8	184.6

The notes are an integral part of these consolidated financial statements.

2.4	Consolidated Statements of Changes in Shareholders’ Equity

Successor:

($ in millions, except per share data)	Common Shares		Preference Shares		Paid-in surplus and retained earnings	Currency translation adjustment	Hedge reserve	Other	Total share- holders’ equity
	Number in thousands	Amount	Number in thousands	Amount
As of Feb. 1, 2017	—	—	—	—	—	—	—	—	—

Issuance of shares	26,155	2.6	1,218,855	121.9	1,120.5	—	—	—	1,245.0
Net loss for the period	—	—	—	—	(86.8)	—	—	—	(86.8)
Other comprehensive Income	—	—	—	—	—	176.4	(23.1)	(1.3)	152.0
Other	—	—	—	—	1.7	—	—	—	1.7
Comprehensive Income	—	—	—	—	(85.1)	176.4	(23.1)	(1.3)	66.9
Share based payments	—	—	—	—	0.1	—	—	—	0.1

As of Dec. 31, 2017	26,155	2.6	1,218,855	121.9	1,035.5	176.4	(23.1)	(1.3)	1,312.0

Net loss for the period	—	—	—	—	(23.7)	—	—	—	(23.7)
Other comprehensive Income	—	—	—	—	—	(104.3)	8.0	4.0	(92.3)
Other	—	—	—	—	(0.9)	—	—	—	(0.9)
Comprehensive Income	—	—	—	—	(24.6)	(104.3)	8.0	4.0	(116.9)
Distribution to shareholders	—	—	(289,485)	(28.9)	(461.6)	—	—	—	(490.5)
Share based payments	—	—	—	—	0.1	—	—	—	0.1

As of Dec. 31, 2018	26,155	2.6	929,370	93.0	549.4	72.1	(15.1)	2.7	704.7

Net income for the period	—	—	—	—	7.6	—	—	—	7.6
Other comprehensive Income	—	—	—	—	—	(20.6)	(2.7)	(16.7)	(40.0)
Comprehensive Income	—	—	—	—	7.6	(20.6)	(2.7)	(16.7)	(32.4)
Share based payments	—	—	—	—	0.2	—	—	—	0.2

As of Dec. 31, 2019	26,155	2.6	929,370	93.0	557.2	51.5	(17.8)	(13.9)	672.5

Predecessor:

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Shareholders’ equity	Total shareholders’ equity
($ in millions, except per share data)	Number	Amount
As of Dec. 31, 2016	1,055	0.6	725.5	(77.2)	648.9	648.9
Net income for the period	—	—	13.2	—	13.2	13.2
Other comprehensive Income	—	—	16.8	10.7	27.5	27.5
Comprehensive Income	—	—	30.0	10.7	40.7	40.7
Dividend	—	—	(110.6)	—	(110.6)	(110.6)
Capital increase	—	—	40.2	—	40.2	40.2

As of Jan. 31, 2017	1,055	0.6	685.1	(66.5)	619.2	619.2

The	notes are an integral part of these consolidated financial statements.

3.	Notes to the Consolidated Financial Statements

3.1	Basis of Preparation

(1)	General and Description of the Business

Successor

On Oct. 6, 2016, Alpha 3 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in De Meern and registered with the Dutch chamber of commerce under number 66940532 (“Opco”) entered into the share purchase agreement (“the Acquisition Agreement”) with Total Holdings Europe, a French société par actions simplifiée and Total Gestion USA, a French société a` responsabilité limitée (collectively, “TOTAL”) pursuant to which Atotech UK Topco Limited, a private company incorporated and domiciled in the United Kingdom with its corporate seat in William Street, West Bromwich, West Midlands, B70 0BG, indirectly acquired all of the outstanding equity interests of Atotech B.V. on Jan. 31, 2017 (the “Acquisition”). The Acquisition closed on Jan. 31, 2017. Accordingly, on Jan. 31, 2017 Atotech UK Topco Limited became the ultimate parent company of the Atotech B.V. Each of Atotech UK Topco Limited, Alpha 3 B.V. and Alpha US Bidco, Inc. were formed by affiliates of The Carlyle Group (the “Sponsor”) to facilitate the Acquisition.

When referring to Atotech UK Topco Limited and its subsidiaries collectively, they are referred to herein as the “Successor”.

Predecessor

Atotech B.V. was a private company incorporated and whose registered office was located at Strijkviertel 35-2, 3454 PJ De Meern, Netherland with regional headquarters in Berlin, Germany, Rock Hill, United States, and Yokohama, Japan. Until Jan. 31, 2017, the parent company of Atotech B.V. was Total Holdings Europe S.A.S.

When referring to Atotech B.V. and its subsidiaries, they are referred to herein as the “Predecessor”.

When referring to the Successor and Predecessor equally, they are referred to herein as “Atotech” or the “Company”.

Business

The Company is a leading global provider of specialty electroplating solutions delivering chemistry, equipment, and service for high growth technology applications. The Company’s solutions are used in a wide variety of end markets, including smartphones, communication infrastructure, big data infrastructure, and automotive and automotive electronics.

The Company has two operating and reportable segments which are the Electronics (“EL”) segment and the General Metal Finishing (“GMF”) segment. The EL segment supplies chemistry, production equipment and comprehensive services to the electronics industry, especially to the printed circuit board manufacturers, package substrate makers and semiconductor companies. Its product and technologies serve the main end-markets such as communication, computer, automotive, industrial, medical, aerospace and military industries. The GMF segment supplies chemistry, production technology and comprehensive services to the surface finishing industries in all areas of application. Its products and technologies serve the main end-markets such as automotive, consumer electronics, construction, sanitary, white goods and oil & gas industries.

(2)	Basis of Presentation

The principal accounting policies applied in the preparation of the financial statements of the Successor and Predecessor are set out below. These policies have been consistently applied for all periods presented, unless otherwise stated. They were authorized for issue by the Company´s board of directors on March 9, 2020.

Blackline Presentation

As a result of the acquisition of Atotech B.V. by subsidiaries wholly owned by Atotech UK Topco Limited on Jan. 31, 2017, Atotech UK Topco Limited carries forward and continues to operate the Atotech B.V. business as of that date. International Financial Reporting Standards (“IFRS”) do not provide specific guidance for the preparation and presentation of historical information related to such transactions. The Successor and Predecessor Financial Statements have been prepared with a “black line presentation,” whereby a vertical black line separates the Successor and Predecessor. In addition, relevant footnotes have been presented for the Successor and Predecessor with the “black line presentation” to distinctly highlight the periods pre- and post-acquisition and their lack of comparability. Atotech UK Topco Limited was incorporated on Dec. 20, 2016 and had no activity prior to the Acquisition.

The Successor and Predecessor Financial Statements, as defined below, are collectively presented in accordance with S-X Article 3, and prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and IFRS interpretations as issued by the IFRS Interpretations Committee (“IFRIC”), together defined as IASB-IFRS. The Successor and Predecessor Financial Statements are defined as follows:

•

The Consolidated Financial Statements of Atotech UK Topco Limited, consisting of Consolidated Balance Sheets of Atotech UK Topco Limited and its subsidiaries as of Dec. 31, 2018 and as of Dec. 31, 2019 and the related Consolidated Statements of Income (Loss), Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Shareholders’ Equity, and Consolidated Statements of Cash Flows for the years ended Dec. 31, 2017, Dec. 31, 2018 and Dec. 31, 2019 (the “Successor Financial Statements”).

•

The Consolidated Statements of Income (Loss), Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Shareholders’ Equity, and Consolidated Statements of Cash Flows of Atotech B.V. and its subsidiaries for the period from Jan. 1, 2017 through Jan. 31, 2017 (the “Predecessor Financial Statements”).

It should be noted that the comparability of the Successor periods to the Predecessor periods is affected by the application of acquisition accounting pursuant to IFRS 3 “Business Combinations”.

The consolidated financial statements of the Group are presented in U.S. dollars. Unless otherwise indicated, all amounts are shown in millions of U.S. dollars rounded to one decimal place in accordance with standard commercial practice, which may result in rounding differences and percentage figures presented may not exactly reflect the absolute figures they relate to.

The preparation of the consolidated financial statements in accordance with IFRS requires management to exercise judgement and to make estimates and assumptions that affect the application of policies, reported amounts of revenues, expenses, assets, liabilities, and disclosures. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

New standards and interpretations adopted by the Company

The accounting standards and interpretations adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group´s annual consolidated financial statements for the year ended Dec. 31, 2018, except for the adoption of new standards effective as of Jan. 1, 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

In these consolidated financial statements, the Group applied IFRS 16 “Leases” and IFRIC 23 “Uncertainty over Tax Treatments” for the first time. The nature and effect of the changes as a result of adoption of the new accounting standard and interpretation is described below.

Several other amendments and interpretations apply for the first time in 2019, but do not have a material impact on the consolidated financial statements of the Group.

IFRS 16 “Leases”

Nature of change

In Jan. 2016, the IASB published the financial reporting standard IFRS 16 “Leases”. The standard replaces the existing requirements relating to leases, including IAS 17 “Leases”, IFRIC 4 “Determining Whether an Arrangement Contains a Lease”, SIC-15 “Operating leases - Incentives” and SIC-27 “Evaluating the Substance of Transactions involving the Legal Form of a Lease”. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

Adoption by the Group

IFRS 16 is initially effective for the financial years commencing on or after Jan. 1, 2019. The Group has applied the standard from its mandatory adoption date as of Jan. 1, 2019, by using the simplified retrospective approach. Therefore, the Group has not restated the comparative amounts for the year prior to adoption, which have been accounted for in accordance with IAS 17 and IFRIC 4.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 is applied only to contracts entered into or changed on or after Jan. 1, 2019.

As a result of the implementation of the new accounting standard, lessees are no longer required to classify leases as operating or finance leases as previously required under IAS 17. In most cases, lessees recognize leases on the balance sheet. The general principles of accounting for and measuring leases are described in section (3) Summary of Significant Accounting Policies.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases with a lease term of twelve months or less. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. Leases related to the asset class “property” are capitalized regardless of the lease term.

Initial impact

The Group has analyzed the impact of the initial application of IFRS 16 in a Group-wide project involving existing processes, systems and contracts. The Group’s leases primarily relate to property, for example office and factory spaces as well as land use rights. Other leases are reported under “other” and primarily relate to transportation equipment.

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as operating leases under IAS 17 at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as of Jan. 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on Jan. 1, 2019 was 1.4%.

On initial application of IFRS 16, the following lease liabilities were recognized:

($ in millions)	As of Jan. 1, 2019
Operating lease commitments disclosed at Dec. 31, 2018	51.5
Discounted using the incremental borrowing rate at the date of initial application	45.2
Short-term and low value leases recognized on a straight line basis as expense	(0.8)
Adjustments as a result of different treatment of extension and termination options	36.2

Lease liabilities (current and non-current)	80.6

The associated right-of-use assets were measured at an amount equal to the lease liability at the initial application date. In addition, favorable lease assets and land use rights already recorded on the balance sheet at initial application date totaling $27.0 million where reclassified to right-of-assets.

On initial application of IFRS 16, the following right-of-use assets were recognized:

($ in millions)	As of Jan. 1, 2019
Property	103.3
Other	4.3

Right-of-use assets	107.6

“Other” mainly relates to transportation equipment.

Impact for the year ended Dec. 31, 2019

In the consolidated statement of comprehensive income, the Group recognized depreciation and amortization in the amount of $17.5 million and interest expenses of $0.9 million while decreasing operational lease expenses recognized in selling, general and administrative expenses by $16.3 million.

In the consolidated statement of cash flows, lease payments relating to the principal portion of the lease are no longer recognized in the cash flow provided by operating activities, but in the cash flow used in financing activities. Due to this reclassification, the cash flow provided by operating activities increased by $15.9 million while the cash flow used in financing activities decreased by the same amount. Payments relating to the interest portion of the lease in the amount of $0.9 million are presented in the cash flow from operating activities under “interest paid”.

IFRIC 23 “Uncertainty over Tax Treatments”

In June 2017, the IASB issued IFRIC Interpretation 23, “Uncertainty over Income Tax Treatments” IFRIC 23 is to be applied while performing the determination of taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments.

According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates.

The interpretation is effective for annual periods beginning on or after January 1, 2019, it provides a choice of two transition approaches:

•	full retrospective using IAS 8, only if the application is possible without the use of hindsight; or

•

modified retrospective with the cumulative effect of the initial application recognized as an adjustment to equity on the date of initial application. In this approach, comparative information is not restated.

The adoption had no material impact on the Company’s annual financial statements, as the Company has recognized its provision for income taxes under consideration of any known risk factors already in previous years. Due to the first time adoption of IFRIC 23, certain provisions for uncertain tax positions are now presented under income tax liabilities. Please refer to note (20) “Non-current and current Provisions”.

There are no other IFRS or IFRIC interpretations that are not effective that are expected to have a material impact.

New standards and interpretations not yet adopted by the Company

A number of new accounting standards, amendments and interpretations have been published that are not mandatory for 31 December 2019 reporting periods and have not been early adopted by the Group. The following standards, amendments and interpretations not yet effective are not expected to have a significant impact on the Group’s consolidated financial statements:

•	Amendments to References to Conceptual Framework in IFRS Standards.

•	Definition of a Business (Amendments to IFRS 3).

•	Definition of Material (Amendments to IAS 1 and IAS 8).

(3)	Summary of Significant Accounting Policies

Basis of Consolidation

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control commences until the date on which control ceases.

All internal balances, transactions, and income are eliminated.

Business Combinations

Business combinations are accounted for using the acquisition method according to IFRS 3 “Business Combinations”. The purchase price allocation is finalized up to a maximum of one year from the acquisition date.

The acquirer shall recognize goodwill at the acquisition date, being the excess of:

•

The consideration transferred, measured generally at fair value, the amount of non-controlling interests and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company;

•	Over the amount of acquired identifiable assets and assumed liabilities, measured generally at fair value, at the acquisition date.

If the difference is negative, an additional analysis is performed on the identification and valuation of the identifiable assets and liabilities. After having completed such additional analysis, any residual gain on a bargain purchase is recorded as income.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interests at their fair value or at their proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Acquisition related transaction costs are expensed as incurred.

See note (23) for a summary of the business combinations which occurred in 2019 and 2017. No business combinations occurred in 2018.

Foreign Currency Translation

The Company’s consolidated financial statements are presented in U.S. Dollars. The financial statements of the Company and its subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency. The functional currency of certain subsidiaries are their respective local currencies. Transactions denominated in foreign currencies other than the functional currency of the entities of the Company are translated at the exchange rate on the transaction date. The income and cash flow statements are translated using the average exchange rates for the period (if deemed a reasonable proxy of transactions’ exchange rates). At each balance sheet date, monetary and non-monetary assets and liabilities are translated to U.S. Dollars at the closing rate and the resulting exchange differences are recognized in the statement of income or, if applicable, presented on the line “Currency translation adjustment” of other comprehensive income, within “Items potentially re-classifiable to profit or loss.”

Property, Plant and Equipment

Property, plant and equipment are carried at their historical cost, after deducting any accumulated depreciation and accumulated impairment losses. This cost includes borrowing costs directly attributable to the acquisition or production of a qualifying asset incurred until assets are placed in service.

Routine maintenance and repairs are charged to expense as incurred.

Property, plant and equipment are depreciated using the straight-line method over their expected useful lives, which are as follows:

(years)
Furniture, office equipment, machinery and tools	3-10
Transportation equipment, machinery, Computer & networking, Lab equipment	3-15
Building & improvements	10-33
Land improvements & Leasehold improvement	9-10

Useful lives are reviewed on a regular basis. Such a review takes into consideration the nature of the assets, their intended use including but not limited to the closure of facilities and the evolution of the technology and competitive pressures that may lead to technical obsolescence.

See note (7) for the changes in property, plant and equipment.

Intangible Assets and Goodwill

Intangible assets primarily include trade name, developed technology and customer relationships resulting from the Acquisition.

Intangible assets are carried at historical cost, less any accumulated amortization and losses.

All of the Company’s identifiable intangible assets have a finite useful life and are amortized on a straight-line basis:

(years)
Customer Relationships	13-20
Developed Technology	14-16
Trade names	20
Capitalized development costs	15
Other intangible assets	3-10

Useful lives are reviewed on a regular basis. Such a review takes into consideration the nature of the assets, their intended use including but not limited to the closure of facilities and the evolution of the technology and competitive pressures that may lead to technical obsolescence.

See in note (8) for the changes in intangible Assets and Goodwill.

Research and Development

Research and development costs that are directly attributable to the design and testing of newly developed products or processes are recognized as an expense at the time they are incurred unless they meet the recognition criteria of IAS 38 “Intangible Assets”. The Company assesses the progress of all development projects on a monthly basis under the recognition criteria under IAS 38, capitalizing the development costs once all criteria are met, and beginning amortization once projects are complete and ready for use. Development costs previously recognized as an expense are not capitalized in a subsequent period.

Impairment of non-financial assets (including Goodwill)

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (other than biological assets, investment property, inventories, contract assets, assets arising from IAS 19 and deferred tax assets) may be impaired. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets with indefinite lives are tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or Cash Generating Units (“CGUs”). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have existed, net of depreciation or amortization, if no impairment loss had been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs for chemical inventories are measured using the weighted-average cost method.

Cost of manufactured chemical product inventories consist of raw material costs, direct labor costs, and an allocation of production overheads. General administrative costs and financing costs are excluded from the cost of these inventories.

Cost of equipment inventories consist of cost incurred in the production of equipment, including direct labor costs and an allocation of production overheads.

Product inventories purchased from entities external to the Company are valued at their purchase cost plus costs of transport.

Financial Instruments

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through Other Comprehensive Income (“OCI”) (“FVOCI”) – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL (see note (22). On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI or as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. The Group does not apply the fair value option in accordance to IFRS 9.4.1.5.

Financial assets – Subsequent measurement and gains and losses:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see note (22) for derivatives designated as hedging instruments.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on de-recognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On de-recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Prior to the application of IFRS 9, the Company classified its financials assets into the category loans and receivables (“LAR”), which was measured at amortized cost using the effective interest method.

Financial liabilities

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI - debt investment; FVOCI - equity investment; or FVTPL.

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on de-recognition is also recognized in profit or loss.

See note (22) for financial liabilities designated as hedging instruments.

De-recognition

Financial assets

The Company de-recognizes a financial asset when the contractual rights to the cash flows from the financial asset are received or expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized. Refer to note (22) for further discussion of the Company’s factoring arrangements during the periods presented.

Financial liabilities

The Company de-recognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On de-recognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Current and non-current non-derivative financial liabilities measured at amortized cost

The Company has the following non-derivative financial liabilities measured at amortized cost: borrowings, trade and other payables and other financial liabilities. Non-derivative financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Fair value of financial instruments

Forward and option exchange contracts are valued on the basis of a comparison of the negotiated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

All financial assets and liabilities are measured at fair value when first recorded. For current receivables and liabilities, their net book value is deemed to correspond to a reasonable approximation of their fair value due to their short term nature.

Fair value measurements on a recurring basis

The following describes the Company’s assets and liabilities that are measured at fair value on a recurring basis. The balance sheet classifications of the Company’s derivative instruments are presented in note (15). The derivative instruments primarily consist of foreign exchange forwards and collars, all of which are valued on a market based approach utilizing both spot and forward prices of the underlying currencies as key market observable data inputs and classified as level 2 in the fair value hierarchy.

Level 1:

The fair value of financial instruments consisting of borrowings, bank debt, and hedging derivatives traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

Level 2:

The fair value of financial instruments consisting of borrowings, bank debt, and hedging derivatives that are not traded in an active market is determined by using valuation techniques based on quoted prices for identical or similar instruments in active markets, or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3:

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments consisting of embedded derivatives include:

•	the use of quoted market prices or dealer quotes for similar instruments

•	the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

See note (22) for further details.

Additionally, the Company has bifurcated several embedded options related to the indenture governing its Holdco and Opco Notes. These options are valued as a single compound derivative based on a set of discounted cash flow scenarios in which binomial interest rate trees are created utilizing market based volatility assumptions and constant interest rate spreads to determine scenarios in which each option would be rationally exercised. The bifurcated embedded derivative is classified as level 2 (until 2018: level 3) in the fair value hierarchy

Financial instruments not measured at fair value

The Company’s financial instruments with short-term maturities include current receivables, payables, and current financial debt. Given the short term nature of these financial instruments, their net book value is deemed to correspond to a reasonable approximation of their fair value in accordance with IFRS 7.29(a). The fair value of non-current financial debt is estimated based on pricing vendor quotes which are derived primarily from dealer quotes and bond market activity, and classified as level 2 in the fair value hierarchy. For lease liabilities, no fair value is shown in accordance with IFRS 7.29(d).

Expected credit loss (ECL) assessment

The Group applies the simplified approach in accordance with IFRS 9.5.5.15 for its trade receivables and contract assets where the loss allowance is always measured at an amount equal to lifetime expected credit losses. Each exposure is allocated to a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default.

Exposures within each credit risk grade are segmented by geographic region and industry classification and an ECL rate is calculated for each segment based on delinquency status and actual credit loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions as well as the Group’s view of economic conditions over the expected life of the receivables.

Derivative instruments

The Company uses derivative instruments to manage its exposure to risks of changes in foreign exchange rates. Derivative instruments are measured at fair value. Changes in fair value of derivative instruments are recognized in the statement of income or, if cash flow or net investment hedge accounting is applied, in other comprehensive income for the effective portion of changes in fair value, and are recognized in the balance sheet in the accounts corresponding to their nature. The derivative instruments used by the Company are foreign currency forwards and options exclusively. The Company does not use any other derivatives; however, on occasion the Company is required to bifurcate and account for separately derivatives that are embedded in other contracts. Embedded derivatives are measured at fair value and recognized in the balance sheet accounts corresponding to their nature. Changes in fair value of such derivatives are recognized in the statement of income.

Financial derivatives

In the normal course of business, the Company may enter into derivative contracts for risk management purposes. For financial reporting purposes, a derivative instrument is designated in one of the following categories: (a) hedging instruments designated as a qualifying hedge under derivative accounting principles; (b) a non-designated economic hedge; and (c) bifurcated embedded derivatives. The derivative instruments held are predominantly options and forward contracts. All freestanding derivatives, including bifurcated embedded derivatives, are stated at fair value.

Derivatives held for risk management purposes

The Company’s risk management policy requires to identify, analyze, and manage risks arising from the activities conducted during the normal course of business. The Company uses derivative instruments as a risk management tool to manage the exposures to foreign currency risks in existing assets, liabilities, and equity. The accounting for changes in fair value of a derivative instrument depends on whether the derivative has been designated and qualifies for hedge accounting under derivative accounting principles of IFRS 9.

Accounting principles for qualifying hedges require detailed documentation that describes the relationship between the hedging instrument and the hedged item, including, but not limited to, the risk management objectives and hedging strategy and the methods to assess the effectiveness of the hedging relationship. The Company designates derivative instruments to offset the foreign exchange risk arising from balance sheet assets, liabilities, and equity in foreign subsidiary investments. The Company assesses the hedging relationships, both at the inception of the hedge and on an ongoing basis, using a regression approach to determine whether the designated hedging instrument is highly effective in offsetting changes in the value due to foreign exchange rate fluctuation of the hedged item.

Other derivatives – economic hedges

Derivative instruments determined to be economic hedges that are not designated as hedging instruments under IFRS 9 are recorded at FVTPL. Realized and unrealized gains and losses are recognized in fair value of derivatives while the derivative asset or liability positions are reflected as non-current or current other financial assets or liabilities.

Other derivatives – embedded derivatives

On Jan. 31, 2017, in connection with the Acquisition, an indenture governing the Opco Notes was signed by the Company to issue $425.0 million of 6.25% Opco Notes to private investors. On May 30, 2018 Alpha 2 B.V. issued $300.0 million of 8.75%/9.50% Senior PIK Toggle Notes. Both agreements contained several embedded features required to be bifurcated and accounted for separately as derivatives under IFRS 9 “Financial Instruments”, related to prepayment call options available to the Company and put options available to the holder. Realized and unrealized gains and losses are recognized in fair value of derivatives while the derivative asset or liability positions are reflected as non-current financial assets and non-current financial debt.

Fair value determination

A number of accounting and valuation methods require that the fair value of both financial and non-financial assets and liabilities be determined. The fair value is the price that independent market participants would pay on the relevant day under normal market conditions if the asset were sold or the liability was transferred.

Fair value is measured using a three-level hierarchy based on the valuation parameters used.

•	Level 1: Unchanged adoption of listed prices on active markets for identical assets or liabilities.

•	Level 2: Use of valuation parameters whose prices are not the listed prices referred to in level 1, but which can be observed either directly or indirectly for the asset or liability in question.

•	Level 3: Use of factors not based on observable market data for the measurement of the asset or liability (non-observable valuation parameters).

For the purpose of performing the annual impairment test the Company has applied the Level 3 data. Refer to the discussion below the heading (22) “Financial Instruments” for the use of the fair value hierarchy for the Company’s financial assets and liabilities.

Revenue from Contracts with Customers

The Company adopted IFRS 15 “Revenue from Contracts with Customers” using the full retrospective method, which means that the standard is applied retrospectively to each applicable prior reporting period presented in accordance with IFRS. The adoption of IFRS 15 “Revenue from Contracts with Customers” did not impact the revenue recognition related to sales of chemistry which historically has constituted approximately 85% of the Company’s consolidated revenues. IFRS 15 “Revenue from Contracts with Customers” does affect the timing of revenue recognition for a certain amount of revenue from the manufacturing of production equipment, and an immaterial amount of revenue from the modifications and retrofits for equipment.

Accounting policy for revenue recognition

The principles in IFRS 15 “Revenue from Contracts with Customers” must be applied using the following 5 step model:

1.	Identify the contract (s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract;

5.	Recognize revenue when or as the entity satisfies its performance obligations.

Identifying performance obligations

The Company must assess whether the goods or services promised in a contract are (a) distinct – to be accounted for as separate performance obligations, (b) not distinct – to be combined with other promised goods or services until a bundle is identified that is distinct or (c) part of a series of distinct goods and services that are substantially the same and have the same pattern of transfer to the customer.

The sale of chemistry includes standard terms and conditions, results from spot orders of customers and shipment of chemistry to the customers based on incoterms, primarily ex works. Additionally, contracts for the manufacturing of production equipment, modifications and retrofits for such equipment to customer specifications each constitute only one performance obligation.

Determining and allocating the transaction price

At contract inception the total transaction price is estimated, being the amount to which the Company expects to be entitled and has rights to under the present contract. In almost all cases, the transaction price does not include a variable element. Variable elements, if any, relate to volume rebates, discounts and returns for chemistry sales. Equipment contracts do typically not include variable elements.

Estimates for volume rebates, discounts and returns of chemistry sales are accounted for as reductions of revenue when the earnings process is complete. Volume rebates and discounts are typically earned by customers based on annual sales volume targets. The Company records an estimate for these accruals based on contract terms and its historical experience with similar programs. An estimate for future expected sales returns is recorded based on historical experience with product returns within the defined period of time to return these products; however, changes to these estimates may be required if the historical data used in the calculation differs from actual experience. Differences between these estimates and actuals are typically immaterial and are recognized as a reduction of revenues in the period such differences are determined. Variable consideration for volume rebates, discounts and expected returns are recorded as contract liabilities and settled with the customer in accordance with the terms of the applicable contract, typically when program requirements are achieved by the customer.

The Company applies the constraint included in IFRS 15.56 for estimating the consideration and includes in the transaction price only the amount of the variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

For substantially all equipment contracts and chemistry product sales, only one performance obligation per contract exists. Therefore, the allocation of the transaction price is not required.

Recognizing revenue

For each performance obligation to be recognized over time, the Company applies a measure of progress that faithfully depicts the Company’s performance in transferring control of the goods or services to the customer. The Company applies the relevant input method consistently to similar performance obligations. If performance obligations in a contract do not meet the overtime criteria, the Company recognizes revenue at a point in time.

Revenue from chemistry products

For substantially all sales of chemistry products, the Company recognizes revenue at the point in time at which it transfers control of the goods to the customer. Depending on the contractually agreed incoterms, control is transferred either upon shipment or delivery, when the Company’s performance obligation has been fulfilled and collectability is probable.

If products are delivered to a customer’s warehouse on consignment, the Company normally retains control. Revenue is recognized at the point in time when the customer retrieves the goods from the warehouse.

Revenue from production equipment contracts

The Company recognizes revenue over time for contracts relating to the manufacturing, modifications and retrofits of equipment, as the equipment is built to customer specification and the Company has an enforceable right to payment for the performance completed. For these sales, the Company uses the cost-to-cost input method to measure progress. In cases, where cost-to-cost is not proportionate to the Company’s progress in satisfying the performance obligation because of uninstalled materials, the Company adjusts the measure of progress and recognizes revenue to the extent of cost incurred to satisfy the performance obligation under the contract.

Contract assets and contract liabilities

The Company’s customer contracts related to the sale of equipment as well as modifications and retrofits for equipment may include a diverse range of payment schedules dependent upon the nature and type of goods and services being provided. The Company often agrees payment schedules under which it receives payments throughout the term of the contracts.

Where payments made are greater than the revenue recognized at the period end date, the Company recognizes a contract liability for this difference. Where payments made are less than the revenue recognized at the period end date, the Company recognizes a contract asset for this difference. Where the Company has an unconditional right to payment or an advance, it recognizes a trade receivable.

Significant judgments for revenue recognition

In determining the amount of revenue and profits to record, and related balance sheet items (such as contract assets, contract liabilities and trade receivables) to recognize in the period, management is required to form a number of key judgements and assumptions:

•	Determining whether contracts with multiple components contain distinct goods or services;

•

For sales of equipment, assessing the nature of the goods or services that the Company has promised to transfer, as well as the timing of when the goods and services are provided and control transfers to the customer in determining whether to recognize revenue at a point in time or over time; and

•	Assessing the timing of satisfaction of performance obligations.

Income Taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is the best estimate of the tax amount to be paid or received that reflects uncertainty related to income taxes, if any, and is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Interest and penalties related to income taxes are accounted for under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.”

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax basis, and on carry-forwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted by the end of the reporting period, and reflect uncertainties related to income taxes, if any. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income, based on the Company’s forecast of future operating results which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Employee Benefits

In accordance with the laws and practices of each country in which the Company operates, the Company participates in employee benefit plans offering retirement, death and disability, healthcare, and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.

These plans can be either defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various mutual funds and insurance contracts.

For defined contribution plans, expenses correspond to the contributions paid.

Defined benefit obligations are determined according to the projected unit cost method (PUCM). Plan assets are measured at fair value. Actuarial gains and losses may arise from differences between actuarial valuation and projected commitments and between projected and actual return of plan assets. Such gains or losses are recognized immediately in the statement of other comprehensive income (loss) and are not subsequently recycled to the statement of income (loss).

Past service cost is recorded immediately in the statement of income, whether vested or unvested.

The net interest expense and service cost is recognized under “Selling, general, and administrative expenses.”

Share-based Payments

Predecessor

The parent company of the Predecessor, Total Holdings Europe S.A.S., granted employees stock options, employee share purchase plans, and offered its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses. The expense is equal to the fair value of the instruments granted. The expense is recognized on a straight-line basis over the period in which the awards are vested. The fair value of the options was calculated using the Black-Scholes model at the grant date.

For restricted share plans, the fair value was calculated using the market price of shares at the grant date after deducting the expected distribution rate during the vesting period. The number of allocated equity instruments can be revised during the vesting period in cases of non-compliance with performance conditions, with the exception of market conditions, or according to the rate of turnover of the beneficiaries.

The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to account for the non-transferability of the shares awarded to the employees over a period of five years.

Successor

The Company awards certain employees equity-settled, share-based compensation benefits on a discretionary basis through the Long-term Incentive Plan (see note (19)) and the Management Equity Plan (see note (19)), respectively.

The fair value of the awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards granted, excluding the impact of any non-market vesting conditions (for example, profitability and revenue growth targets). Non-market vesting conditions are included in assumptions about the number of awards that are expected to vest. At each balance sheet date, the Company revises its estimates of the number of awards that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When options granted are exercised, the Company issues new shares. The proceeds received, net of any directly attributable transaction costs, are credited to common shares (nominal value) and additional paid in capital when the options are exercised.

The Company has applied IFRS 2 “Share Based Payment” and has adopted the Black-Scholes model for the purposes of measuring fair value for the awards.

Provisions

Provisions comprise liabilities of uncertain timing or amount that arise from environmental risks, legal and tax risks, litigation, and other risks. A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

Leases

Leases (Group as a lessee) – applicable until Dec 31, 2018

A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or, if lower, at the present value of the minimum lease payments according to the contract. A corresponding financial debt is recognized as a financial liability. These assets are depreciated over the corresponding useful life used by the Company. The Company does not have any material finance leases.

Leases that are not finance leases as defined above are recorded as operating leases. Payments made under operating leases are recognized in profit or loss on a straight line basis over the term of the lease.

Certain arrangements do not take the legal form of a lease but convey the right to use an asset or a group of assets in return for fixed payments. Such arrangements are accounted for as leases and are analyzed to determine whether they should be classified as operating leases or as finance leases.

Leases (Group as a lessee) – applicable from Jan 1, 2019

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Right-of-use assets

If a contract is, or contains, a lease, the Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities.

The cost of right-of-use assets includes the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

Right-of-use assets are subsequently depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. Right-of-use assets are also subject to impairment. Please refer to the accounting policy regarding “Impairment of non-financial assets (including Goodwill)“.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

The lease term determined by the Group comprises non-cancellable periods of lease contracts, periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option, and periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option.

The lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases with a lease term of twelve months or less. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. Leases related to the asset class “property” are capitalized regardless of the lease term.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with IFRS requires management to make assumptions and estimates that have effects on the amounts recognized in the financial statements and the related disclosures. Although these estimates are based on current events and circumstances, there may be deviations between estimated and actual results. Significant estimates and assumptions have been used for the following matters in particular:

•	identification and determination of write-downs of inventories and receivables; see comments under notes (11) and (12),

•	the determination of the recoverability of deferred tax assets on unused tax losses; see comments under notes (4) and (17),

•	impairment test for goodwill and intangible assets under development; see comments under note (8),

•	pension and other postretirement benefits in accordance with actuarial valuations; see comments under note (18),

•	the determination of the probability of the relevant tax authority accepting each tax treatment (IFRIC 23); see comments under note (2) (IFRIC 23 “Uncertainty over Tax Treatments”) and (20),

•

identification and determination of anticipated effects from the application of new or amended IFRS not yet applied; see comments under note (2) (New standards and interpretations not yet adopted by the Company).

3.2	Notes to the Consolidated Statements of Comprehensive Income

(1)	Revenue

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

($ in millions)	Successor Year ended Dec. 31, 2019	Successor Year ended Dec. 31, 2018	Successor Year ended Dec. 31, 2017	Predecessor Jan. 1, 2017 to Jan. 31, 2017
Type of goods or services
Chemistry revenue	1,065.5	1,066.5	938.5	76.9
Equipment revenue	122.3	146.3	155.1	14.4

Total revenue from contracts with customers	1,187.8	1,212.8	1,093.6	91.3

Geographical market
China	416.9	412.6	365.2	30.6
Taiwan	114.5	129.4	110.1	6.6
Germany	118.4	106.6	101.3	11.9
Other countries	538.0	564.2	517.0	42.2

Total revenue from contracts with customers	1,187.8	1,212.8	1,093.6	91.3

Timing of revenue recognition
Recognized at a point in time	1,115.4	1,121.5	989.9	82.4
Recognized over time	72.4	91.3	103.7	8.9

Total revenue from contracts with customers	1,187.8	1,212.8	1,093.6	91.3

(2)	Restructuring expenses

Restructuring expenses mainly consist of expenditures in relation to organizational changes and severance payments. Restructuring expenses decreased by $1.4 million for the year ended Dec. 31, 2019 as compared to the year ended Dec. 31, 2018. The restructuring expenses of the year ended Dec. 31, 2019 are mainly related to an increase in provisions for a restructuring program in Germany.

(3)	Other income (expense), net

Other income are presented in the following table:

($ in millions)	Successor Year ended Dec. 31, 2019	Successor Year ended Dec. 31, 2018	Successor Year ended Dec. 31, 2017	Predecessor Jan. 1, 2017 to Jan. 31, 2017
Financial income on marketable securities & cash equivalents	0.9	1.4	0.8	0.1
Exchange gains	2.4	0.2	—	—
Other financial income	24.1	2.0	0.6	1.1

Other income	27.4	3.6	1.4	1.2

Other expenses are presented in the following table:

	Successor	Successor	Successor	Predecessor
($ in millions)	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017	Jan. 1, 2017 to Jan. 31, 2017
Exchange losses	—	—	(7.0)	(1.7)
Losses on disposal of PP&E and Intangible assets	—	(0.7)	(1.1)	—
Other financial expenses	(3.9)	(8.1)	(17.0)	(0.3)

Other expenses	(3.9)	(8.8)	(25.1)	(2.0)

In the year ended Dec. 31, 2019, other financial income consists primarily of a gain of $16.0 million (2018: $5.7 million presented in Other financial expenses) from the mark to market valuation of the Company’s embedded derivatives related to the Opco Notes and Holdco Notes and the Company’s foreign exchange forward and collar.

(4)	Income Taxes

Income taxes include deferred taxes and current income taxes in the respective countries. They comprise trade taxes, corporate income tax, solidarity surcharge and the equivalent foreign tax charges. As in 2018, the statutory corporate income tax rate for 2019 assessment period in United Kingdom was 19.0%.

The income tax expense recognized in the statement of income is as follows:

	Successor	Successor	Successor	Predecessor
($ in million)	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017	Jan. 1, 2017 to Jan. 31. 2017
Current income tax	(80.5)	(80.1)	(71.1)	(5.1)
Deferred income benefits	25.7	27.7	54.4	(0.9)

Total tax expense	(54.8)	(52.4)	(16.7)	(6.0)

As of the reporting date, the Atotech Group maintains unused corporate income tax losses of $307 million. (2018: $185 million). As in the prior year, loss carry forwards are mainly attributable to Netherlands, Germany and the United States. In the Netherlands an amount of unused tax loss of $297 million (prior year: $178.0 million) was incurred, that cannot be utilized in the foreseeable future as well, since there will not be enough taxable profit to be offset. In Germany an aggregated amount of $14.4 million (prior year: $8.2 million) non-deductible interest expenses was incurred, that cannot be utilized in the foreseeable future. In both cases no deferred tax assets were recognized. In addition, in the United States federal tax loss carryforwards of $9 million (prior year: $7 million) and interest carryforwards of $14 million (prior year: $7.0 million) are available, which result from fiscal years 2017 until 2019 and for which deferred tax assets totaling $1.9 million were recognized as of Dec. 31, 2019 (prior year: $1.5 million). The Company’s net operating losses have no expiration date.

The reasons for differences between expected tax expenses in the Group are as follows:

	Successor	Successor	Successor	Predecessor
($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018	As of Dec. 31, 2017	Jan. 1, 2017 to Jan. 31. 2017
Consolidated net income/loss	7.6	(23.7)	(86.8)	13.2
Income taxes	(54.8)	(52.4)	(16.7)	(6.0)

Pre-tax income	62.3	28.7	(70.1)	19.2

Statutory tax rate	19.0%	19.0%	19.25%[2]	25.0%

Expected tax expense	(11.8)	(5.5)	13.5	(4.8)

Difference between expected and foreign income tax rates	(8.5)	(8.8)	12.5	0.2
Difference due to change of statutory tax rate	2.7	(0.6)	11.7	—
Deferred tax not recognized	(24.9)	(24.7)	(24.5)	—
Recognition of previously unrecognized unused tax losses	—	—	3.4	—
Permanent differences	(13.2)	(14.7)	(33.8)	—
Prior-year effects	1.9	2.1	—	—
Changes in valuation allowance of deferred assets	—	—	—	(1.4)
Other	(1.0)	(0.2)	0.5	—

Income tax expense	(54.8)	(52.4)	(16.7)	(6.0)

Permanent differences result from withholding taxes, changes in provisions for uncertain tax positions and related interest and penalties, which are non-deductible for tax purposes. Deferred tax assets for future tax reductions resulting from the expected utilization of existing unused tax losses and comparable items in subsequent years were only recognized, as far as their realization is sufficiently probable. In the reporting period, prior-year effects include current income taxes of $0.8 million.

The UK statutory tax rate of 19% will be further reduced to 17% in Apr. 2020.

[2]	The statutory tax rate of UK was 20% in 2017 until Mar. 2017, then it was reduced to 19% from Apr. 2017 on. Therefore the Company used an iterated tax rate of 19.25%.

(5)	Personnel expenses

	Successor	Successor	Successor	Predecessor
($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018	As of Dec. 31, 2017	Jan. 1, 2017 to Jan. 31. 2017
Wages and salaries incl. other pension costs	244.6	257.6	236.4	19.3
Social security costs	38.4	40.5	38.6	3.3

Total	283.0	298.1	275.0	22.6

The average number of employees is as follows:

(number of employees)	As of Dec. 31, 2019	As of Dec. 31, 2018
Manufacturing (incl. Logistics)	759	750
Sales, Marketing and Technicians	1,841	1,893
Research and Development	484	526
Administration	601	601

Total	3,685	3,770

(6)	Earnings per Share

Basic earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders of Atotech UK Topco Limited by the basic weighted average number of ordinary shares outstanding during the period.

Basic earnings per share increased in comparison to the prior year due to higher net income for the period:

($ in millions, except share data and earnings per share)	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017
Net income/(loss) for the period	7.6	(23.7)	(86.8)
Interest accrued on preferred shares	(119.4)	(132.1)	(133.8)

Net loss attributable to shareholders	(111.8)	(155.8)	(220.6)

Basic weighted average number of ordinary shares outstanding	26,154,998	26,154,998	26,154,998

Basic earnings per share	(4.27)	(5.96)	(8.44)

Interest accrued on preferred shares refers to the 12% compounded annual dividend on preferred shares prior to any dividend distributions made to holders of Common Shares. Please refer to note (13) for more information on common and preferred shares.

Diluted earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders by the diluted weighted average number of shares outstanding during the period. In all periods, ordinary shares with a dilutive effect (stock options) were excluded, because the effect would be anti-dilutive. Hence, the basic earnings per share correspond to diluted earnings per share in 2019 and prior periods.

3.3	Notes to the Consolidated Statements of Financial Position

(7)	Property, Plant and Equipment

Property, Plant and Equipment assets are analyzed in the following tables:

	Dec. 31, 2019			Dec. 31, 2018
($ in millions)	Gross carrying amount	Depreciation & Impairment	Net carrying amount	Gross carrying amount	Depreciation & Impairment	Net carrying amount
Land, buildings and infrastructure	197.5	(22.0)	175.5	202.0	(20.4)	181.6
Machinery and laboratory equipment	206.0	(88.7)	117.3	196.5	(51.0)	145.5
Other tangible assets	60.2	(27.5)	32.7	52.7	(17.2)	35.5
Construction in progress	41.0	(0.1)	40.9	19.9	(0.1)	19.8

Total	504.7	(138.3)	366.4	471.1	(88.7)	382.4

($ in millions)	Land, buildings and infrastructure	Machinery and Laboratory equipment	Other tangible assets	Construction in progress	Total
As of Jan. 1, 2018	207.9	163.3	46.9	19.3	437.4
Additions	0.3	3.9	6.3	18.0	28.5
Disposals	(1.4)	(1.6)	(1.8)	(1.6)	(6.4)
Reclassifications	(0.3)	12.4	(0.4)	(14.4)	(2.7)
Depreciation charge	(14.5)	(23.6)	(13.4)	—	(51.5)
Impairment	(1.3)	(2.6)	(0.5)	—	(4.4)
Currency translation	(9.1)	(6.3)	(1.6)	(1.5)	(18.5)

As of Dec. 31, 2018	181.6	145.5	35.5	19.8	382.4

Additions	0.3	11.0	5.8	26.2	43.3
Disposals	—	(2.4)	(1.1)	(0.1)	(3.6)
Reclassifications	0.4	1.6	1.8	(4.6)	(0.9)
Depreciation charge	(7.1)	(27.8)	(10.5)	—	(45.3)
Impairment	—	(4.9)	(0.1)	(0.1)	(5.2)
Currency translation and other	0.4	(5.8)	1.3	(0.4)	(4.4)

As of Dec. 31, 2019	175.5	117.3	32.7	40.9	366.4

In 2019 additions amounted to $43.3 million. Capital expenditures have been mainly made for the Development Center in India ($9.9 million), for the Chemistry Production plant in Yangzhou (China) with an amount of $9.1 million. The impairment of $5.2 million primarily relates to the relocation of production facilities in Southeast Asia and a reduction of fair value of our tech center in India.

The net movement of $0.9 million in the reclassifications is mainly due to an asset transfer from Property, plant & equipment to Inventories in 2019.

In 2018 additions amounted to $28.5 million. Capital expenditures have been mainly made for the Chemistry Production plant in Yangzhou (China) with an amount of $9.2 million, for the Development Center in India ($3.1 million) and equipment at customer totaling $5.5 million. Capital expenditures are also influenced by investments in IT hardware with an amount of $3.8 million. The impairment of $4.4 million primarily relates to the relocation of production facilities in Southeast Asia ($1.8 million) and the tech center in India ($1.4 million).

The net movement of $2.7 million in the reclassifications is due to an asset transfer from Property, plant & equipment to Inventories in 2018.

(8)	Other Intangible Assets and Goodwill

Development of intangible assets

Intangible assets are analyzed in the following tables:

	Dec. 31, 2019			Dec. 31, 2018
($ in millions)	Gross carrying amount	Amortization & Impairment	Net carrying amount	Gross carrying amount	Amortization & Impairment	Net carrying amount
Goodwill	1,046.4	—	1,046.4	1,053.9	—	1,053.9
Customer relationships	1,034.5	(173.9)	860.6	1,041.2	(115.0)	926.2
Developed technology	552.6	(107.2)	445.4	557.1	(70.9)	486.2
Trade name	80.6	(12.1)	68.5	81.2	(7.9)	73.3
Other intangible assets	21.3	(7.1)	14.2	36.5	(12.2)	24.3
Intangible assets under development	76.6	(4.5)	72.1	47.0	(4.5)	42.5

Total	2,812.0	(304.8)	2,507.3	2,816.9	(210.5)	2,606.4

($ in millions)	Goodwill	Customer relationships	Developed Technology	Trade name	Other intangible assets	Intangible assets under development	Total
As of Jan. 1, 2018	1,101.7	1,030.2	546.6	80.9	34.0	13.8	2,807.2
Additions	—	—	—	—	1.7	30.4	32.1
Disposals	—	—	—	—	—	—	—
Reclassifications	—	—	—	—	(3.1)	3.2	0.1
Amortization charge	—	(61.7)	(38.1)	(4.3)	(5.7)	(0.4)	(110.2)
Impairment	—	—	—	—	(1.3)	(4.2)	(5.5)
Currency translation and other	(47.8)	(42.3)	(22.3)	(3.3)	(1.3)	(0.3)	(117.3)

As of Dec. 31, 2018	1,053.9	926.2	486.2	73.3	24.3	42.5	2,606.4

Additions	—	—	—	—	5.6	30.2	35.8
Acquisition of a subsidiary	—	1.1	2.2	—	4.6	—	7.9
Disposals	—	—	(0.3)	—	(0.7)	—	(1.0)
Reclassifications	—	—	—	—	(17.1)	—	(17.1)
Amortization charge	—	(59.2)	(36.6)	(4.2)	(3.8)	—	(103.8)
Impairment	—	—	—	—	—	(0.1)	(0.1)
Currency translation and other	(7.5)	(7.5)	(6.1)	(0.6)	1.4	(0.6)	(20.8)

As of Dec. 31, 2019	1,046.4	860.6	445.4	68.5	14.2	72.1	2,507.3

On Jan. 1, 2019, favorable lease assets previously presented in “other intangible assets” were reclassified to right-of-use assets due to the adoption of IFRS 16 “Leases”. Please refer to note (2) for more information on the adoption of IFRS 16.

Impairment of non-financial Assets (including Goodwill)

The annual impairment test was carried out in the fourth quarter of 2019 and 2018 in order to test the goodwill for impairment. Impairment shall be recognized if, with regard to the individual CGU, the carrying amount of the goodwill exceeds the recoverable amount. This recoverable amount corresponds to the higher of fair value less costs of disposal and its value in use. The recoverable amount of the performed impairment tests was based on the concept of the fair value less costs of disposal (FVlCoD), measured using discounted cash flow projections.

The goodwill was allocated to the CGUs of the Company as follows:

($ in millions)	Dec. 31, 2019	Dec. 31, 2018
GMF	429.0	432.1
EL	617.4	621.8

Total	1,046.4	1,053.9

The following table shows the material assumptions used in determining the fair value less costs of disposal, including the input factors used for cash flow projections and the weighted cost of capital for each CGU as of Dec. 31, 2019 and 2018:

	Dec. 31, 2019		Dec. 31, 2018
Planning Assumptions	GMF	EL	GMF	EL
Average revenue growth p.a. in the first three planning periods (CAGR)	4.5%	6.2%	3.1%	4.8%
Growth rate in the terminal period	1.0%	1.0%	2.0%	2.0%
WACC	8.8%	8.4%	9.6%	9.4%
Cost of Disposal	1.0%	1.0%	1.0%	1.0%

Planning assumptions are based on market studies of third parties and other internal and external planning data. The financial planning process for each CGU is based on a structured approach that is carried out once a year. The first three planning years (in this case 2020 to 2022) are planned in detail. For the fourth and the fifth planning year, a high level budget has been applied for impairment test purposes. The applied budget is in line with the Company’s mid-term plan. At this level besides cash flow and net debt the focus of the presented planning data is on revenue growth. After the mid-term plan period a terminal value is determined based on the expected long-term growth rate applicable to each CGU.

As part of the annual impairment testing as at Sep. 30, 2019, a sensitivity analysis was also conducted. A decrease in the long-term growth rate in the terminal period of a half percent was assumed which indicated an impairment loss totaling $14.6 million in the GMF segment. Additionally, the Atotech Group would have to recognize an impairment loss on its goodwill in the GMF segment of $79.1 million if the WACC is increased by 100 basis points.

(9)	Leases

The Group’s leases mainly relate to property, for example office and factory spaces as well as land use rights. Other leases are reported under “other” and primarily relate to transportation equipment. The terms of the leases for “property” run up to 47 years (median term 1 year and average term 3 years) and for “other” up to 6 years (median term 1.5 years and average term 2 years). Extension and termination options are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. The majority of extension and termination options held are exercisable only by the group and not by the respective lessor. The leases of the Group mainly involve fixed lease payments due monthly.

During the financial year 2019, the carrying amount of right-of-use assets changed as follows:

($ in millions)	Property	Other	Total
Right-of-use assets as of Jan. 1, 2019	103.3	4.3	107.6
Additions	8.7	2.4	11.0
Depreciation	(15.0)	(2.5)	(17.5)
Currency translation and other changes	(2.0)	0.0	(2.0)

Right-of-use assets as of Dec 31, 2019	95.0	4.2	99.2

Please refer to note (2) regarding the first-time adoption of IFRS 16 “Leases”.

The following table shows the contractually agreed undiscounted lease payments including the expected extension options as of Dec. 31, 2019:

($ in millions)	Up to one year	Between one and five years	More than five years	Total contractual cash flows	Carrying amount at Dec 31, 2019
Lease liabilities	12.1	29.3	41.8	83.2	75.1

As at 31 Dec. 2019, potential future cash outflows of $1.3 million (undiscounted) have not been included in the lease liability because it is not reasonably certain that these leases will be extended (or not terminated).

Besides the depreciation charge shown in the table above, the Group recognized interest expenses in the amount of $0.9 million (included in finance costs) and expenses relating to short-term and low value leases of $1.6 million (included in selling, general and administrative expenses) in the consolidated income statement.

The total cash outflow for leases in 2019 was $18.4 million.

(10)	Other non-current financial assets

Other non-current assets are analyzed in the following table:

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Advance payments	1.6	11.0
Prepaid expenses	3.0	3.9
Other	2.7	2.3

Other non-current assets	7.3	17.2

Prepaid expenses fully comprise of prepaid insurance premium which are amortized over the maturity of the insurance policy. The change in advance payments is driven by land-use-rights, which were reclassified to right-of-use assets in 2019 on initial application of IFRS 16 (please refer to note (2) and note (9) for more information on IFRS 16 “Leases”).

(11)	Inventories

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Chemical products inventories	93.7	90.0
Equipment inventories	41.1	45.6
Other inventories	—	(0.2)
Valuation allowance on chemical product inventories	(3.3)	(2.8)
Valuation allowance on Equipment inventories	(6.7)	(11.1)

Total	124.7	121.5

Inventories comprise of the following:

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Raw materials	36.8	37.3
Finished and unfinished goods	87.9	84.2

Total	124.7	121.5

(12)	Trade and other Receivables

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Customers, gross carrying amount	259.0	257.2
Notes receivable, gross carrying amount	9.0	7.0
Contract assets	7.5	7.9
Advance payments to suppliers, gross carrying amount	4.7	7.8
Other debtors, gross carrying amount	9.2	6.7
Loss allowances	(13.6)	(13.3)

Total trade receivables	275.8	273.3

Prepaid expenses and other	7.1	5.5

Total trade and other current receivables	282.9	278.8

Contract assets relate to revenue earned from the ongoing manufacturing of equipment as well as the ongoing modifications and retrofits of equipment. As such, the balances of this account vary and depend on the number of ongoing equipment contracts at the end of the year.

The loss allowances as at Dec. 31, 2019 are as follows:

($ in millions)	Current (not past due)	Within 90 days past due	Between 90 days and 6 months past due	Between 6 and 12 months past due	More than 12 months past due	Total
Total trade receivables, gross carrying amount	252.2	23.3	1.9	1.8	10.2	289.4
Loss allowances	(2.9)	(0.6)	(0.2)	(0.9)	(9.0)	(13.6)

Expected loss rate	1.2%	2.5%	13.2%	46.7%	88.8%	4.7%

The loss allowances as at Dec. 31, 2018 are as follows:

($ in millions)	Current (not past due)	Within 90 days past due	Between 90 days and 6 months past due	Between 6 and 12 months past due	More than 12 months past due	Total
Total trade receivables, gross carrying amount	254.1	17.0	2.4	4.6	8.5	286.6
Loss allowances	(3.2)	(0.3)	(0.3)	(2.1)	(7.4)	(13.3)

Expected loss rate	1.3%	1.8%	11.1%	45.3%	86.5%	4.6%

On aggregate, the bad debt allowances developed as follows:

($ in millions)	2019	2018
As at Jan. 1	(13.3)	(14.8)

Additions in loss allowances recognized in profit or loss	(4.2)	(1.3)
Reversals of unused amounts recognized in profit or loss	3.5	2.3
Currency translation and other changes	0.4	0.4

As at Dec. 31	(13.6)	(13.3)

(13)	Shareholders’ Equity

In connection with the consummation of the Acquisition, affiliates of The Carlyle Group contributed cash to Atotech UK Topco Limited in the aggregate amount of $1,245 million in exchange for 26.2 million Common Shares (nominal value of $0.10) and 1,219 million Preferred Shares (nominal value of $0.10) of Atotech UK Topco Limited. Common Shares contain standard voting rights while Preferred Shares contain no voting rights but are entitled to a 12% compounded annual dividend prior to any dividend distributions made to holders of Common Shares. Payments of preferred dividends are at the discretion of the Company and are not mandatory to be paid each period. Given that the Company has unilateral control over the payment of dividends to the holders of Preferred Shares, the Preferred Shares have been presented as equity.

In connection with the issuance of the Holdco Notes and the incremental borrowing under Term B-1 loan in May 2018 (see note (14)), the Group paid $490.5 million to the holders of Preferred Shares consisting of $200.9 million of accrued and unpaid interest (from Jan. 31, 2017) and $289.5 million to redeem 289,485,380 Preference Shares.

Shareholders´ equity is as follows:

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Shareholders’ equity
Common shares	2.6	2.6
Preferred shares	93.0	93.0
Paid-in surplus and retained earnings	557.2	549.4
Currency translation adjustment and other reserves	19.8	59.7

Total shareholders’ equity	672.5	704.7

Currency translation adjustment and other reserves

The currency translation adjustment comprises the cumulative gains and losses arising from translating the financial statements of foreign operations that use functional currencies other than U.S. dollar. It also includes cumulative gains and loss from translating Term Loan B-3 from RMB into U.S. dollars (see note (14)).

The other reserves comprise the hedging reserve of the subsidiaries and actuarial gains and losses relating to defined benefit obligations. The hedging reserve consists of the effective portion of the gains and losses on hedging instruments related to hedged transactions that have not occurred yet.

(14)	Non-current and current Borrowings

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Other non-current financial borrowings	1,392.5	1,496.6
Opco Notes	425.0	425.0
Holdco Notes	297.6	298.0

Non-current borrowings	2,115.0	2,219.6

Current portion of non-current financial borrowings	0.8	1.4

Total borrowings	2,115.9	2,221.0

The following is a summary of the Company’s current and non-current borrowings:

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Senior Secured Credit Facilities:
Term Loan B-1	950.0	1,060.0
Term Loan B-3	474.1	484.9
6.25% Opco Notes	425.0	425.0
8.75%/9.50% Holdco Notes	299.1	300.0
Less – Deferred financing costs	(33.2)	(50.3)

Total non-current borrowings	2,115.0	2,219.6

Senior Secured Credit Facilities:
Term Loan B-1	11.0	11.0
Term Loan B-3	4.9	5.0
Short-term financing costs	(15.1)	(14.6)

Total current borrowings	0.8	1.4

Total borrowings	2,115.9	2,221.0

On Jan. 31, 2017 Alpha 3 B.V. and Alpha US Bidco, Inc. entered into the senior secured credit facilities which consist of a term loan facility due on Jan. 31, 2024 and a multicurrency revolving credit facility due on Jan. 31, 2022. The revolving credit facility provides for revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million, with a letter of credit sublimit of $75.0 million. The Group intends to use future borrowings under the revolving credit facility to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. The Group’s ability to draw under on the revolving credit facility or issue letters of credit thereunder will be conditioned upon, among other things, delivery of required notices, accuracy of the representations and warranties contained in the credit agreement governing the new senior secured credit facilities and the absence of any default or event of default under the new senior secured credit facilities, subject to certain exceptions. At Dec. 31, 2019 the Group had $232.5 million out of $250.0 million of available borrowings under its revolving credit facility due to the use of $17.5 million of Guarantee Facilities (Ancillary Facilities under the revolving credit facility).

As of Jan. 31, 2017 (“Closing Date”), the Group issued $1,400.0 million of term loans, net of original issue discount (OID) of $7.0 million. Proceeds from the term loan were used in connection with the Acquisition. In connection with the issuance of the term loans, the Group capitalized $49.0 million of debt financing costs. The

$1,400.0 million term loan facility consisted of two tranches: one tranche in the aggregate amount of $900.0 million that was incurred by both Alpha 3 B.V. and Alpha US Bidco, Inc. and a second tranche in the U.S. dollar equivalent amount of $500.0 million that was incurred by Alpha 3 B.V. (the “RMB Tranche”). The RMB Tranche was initially incurred entirely in U.S. dollars. As of Dec. 31, 2019, Alpha 3 B.V. had redenominated all of the $500.0 million RMB Tranche to its RMB equivalent, per the terms of the original agreement. As of each day of redenomination, all redenominated debt was designated as a hedge of the foreign exchange rate movements of the Group’s net investment in its Chinese subsidiaries. Refer to note (22) for further information on hedging. Associated with the redenomination, the Group capitalized an additional $31.5 million of redenomination related fees, of which $9.5 million remains to be paid in 2020. Principal repayments equivalent to 0.25% of the aggregate principal amount of the initial Term B-1 and Term B-2 loans are due quarterly beginning on Sep. 30, 2017, with all unpaid aggregate amounts due on the maturity date. Principal repayments equivalent to 1.00% per year of the aggregate principal amount of the term loans, due and payable on a quarterly basis (i.e. 0.25% per quarter). As per the terms of the original agreement, the Group made an early repayment of $14.0 million during Q3 2018 and $99.0 million during Q1 2019 on the outstanding balance of the Term B-1 loan. As a result, the Group had a corresponding reduction of $2.1 million in capitalized financing fees related to the Term B-1 loans.

Borrowings under the revolving credit facility and portion of the term loan facility denominated in U.S. dollars bear interest at a floating rate which can be, at the Group’s option, (x) with respect to the term loan facility, either (i) LIBOR plus 3.00% or (ii) an alternate base rate plus 2.00% and (y) with respect to the revolving credit facility, either (i) LIBOR plus 3.75% or (ii) an alternate base rate plus 2.75% in either case, subject to LIBOR floor of 1.00% or a base rate floor of 2.00% in the case of the term loan facilities denominated in U.S. dollars and a LIBOR and Base Rate floor of 0.00%, in the case of the revolving facilities. The applicable margin for the Group’s revolving credit facilities is subject to adjustment based on the Group’s first lien net leverage ratio with two 25 basis point step-downs. The term loan facilities denominated in RMB incur interest based on a benchmark rate (the “PBOC Benchmark Rate”) specified by the Bank of China Limited, Shanghai Branch at the time the loans are redenominated. Such rate reflects the official lending rate per annum set by the People’s Bank of China. The margin applicable to such term loans denominated in RMB is 100% of the PBOC Benchmark Rate for five years following the Closing Date and 130% of the PBOC Benchmark Rate thereafter until final maturity. At Dec. 31, 2019 the Group’s selected rate for U.S. dollar denominated loans was 4.94% based on LIBOR of 1.94% and the PBOC Benchmark Rate for RMB denominated loans was 4.90%. The Group’s revolving credit facility will mature on the fifth anniversary of the Closing Date and the Group’s term loan facility will mature on the seventh anniversary of the Closing Date.

On Jan. 31, 2017, the Group issued fixed rate 6.25% Opco Notes in the amount of $425 million due on Feb. 1, 2025 (the “Opco Notes”). Interest on the Opco Notes is due semi-annually in arrears on each Feb. 1st and Aug. 1st, starting Aug. 1, 2017. There are no mandatory principal payments required until maturity. Proceeds from the Opco Notes were used in connection with the Acquisition. In connection with the issuance of the Opco Notes, the Group capitalized $1 million of debt financing costs, which is net of $15 million related to embedded derivatives identified in the indenture governing the Opco Notes and bifurcated and recorded separately for accounting purposes.

On May 30, 2018 Alpha 3 B.V. entered into an amendment to the senior secured credit facility to borrow $200.0 million in incremental Term B-1 loans. Principal repayments equivalent to c. 0.25% of the aggregate principal amount of the incremental Term B-1 loans are due quarterly. There were no other changes to the terms or maturity dates of the senior secured credit facility.

On May 30, 2018 Alpha 2 B.V. issued $300.0 million of 8.75%/9.50% Senior PIK Toggle Notes at an issue price of 99.010% (the “Holdco Notes”). The Holdco Notes are senior unsecured obligations and mature on June 1, 2023. The Holdco Notes bear interest at 8.750% per annum. Interest on the Holdco Notes is payable on Jun. 1 and Dec. 1 of each calendar year, with the first interest payment paid on Dec. 1, 2018. The Holdco Notes permit Holdco, if certain conditions are met, to issue additional Holdco Notes in lieu of paying cash interest. Any additional Holdco Notes issued in lieu of paying cash interest will bear interest at the rate of 9.50%. The Holdco Notes are structurally subordinated to the senior secured credit facility and the Opco Notes and rank pari passu to all existing and future senior indebtedness of Alpha 2 B.V., and are effectively subordinated to any secured debt of Holdco to the extent of the value of assets securing such indebtedness.

On and after Jun. 1, 2019, Alpha 2 B.V. may redeem the Holdco Notes in whole at any time or in part from time to time, upon notice, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date

Period	Redemption Price
2020	101.0%
2021 and thereafter	100.0%

During Q1 2019, in accordance with the terms of the original agreement, the Group redeemed $0.9 million of Holdco Notes. Upon the occurrence of specific kinds of change in control, Holdco may be required to repurchase some or all of the outstanding Holdco Notes at 101% of the principal amount, plus any accrued and unpaid interest to, but excluding, the repurchase date. The redemption that occurred in Q1 2019 did not trigger this requirement.

The Group capitalized debt issuance costs of $2.9 million in connection with the May 30, 2018, senior secured credit facility amendment. The Group capitalized debt issuance costs of $9.7 million in connection with the issuance of the Holdco Notes (including $3.0 million of original issued discount). The debt issuance costs capitalized are amortized over the remaining term of the senior secured credit facility, Opco Notes, and the Holdco Notes using the effective interest method.

Proceeds from the incremental Term B-1 loan and issuance of the Holdco Notes were used to pay accrued interest on the Preferred Shares and redeem a certain number of Preferred Shares. The term loans are collateralized by substantially all the assets of the Group and both agreements include covenants that define maximum net leverage ratios. However, the net leverage ratio is only applicable when the amount draw is higher than 35% of the total commitment. As of Dec. 31, 2019, no amounts had been drawn on the facility. Hence, the Group was in compliance with all financial covenants through the period to Dec. 31, 2019.

Changes in liabilities from financing activities

Changes in liabilities from financing activities are as follows:

($ in millions)	As of Jan. 1, 2019	Cash outflows	Currency translation	Other non-cash changes	As of Dec. 31, 2019
Non-current borrowings	2,219.6	(115.8)	(5.8)	16.9	2,115.0
Current borrowings	15.5	—	(0.1)	0.5	15.9
Current liabilities and payables[3]	17.0	(11.9)	(0.1)	9.7	14.7
Lease liabilities (current and non-current)	80.6	(15.9)	(1.3)	11.6	75.1

Total liabilities from financing activities	2,332.8	(143.6)	(7.2)	38.6	2,220.7

[3]	Current liabilities and payables refer to liabilities that are allocated to the cash flow used in financing activities, such as “current bank debt” (presented under “other current financial liabilities”), and “current accrued liabilities” (presented in “other current liabilities” under the balance sheet position “trade and other payables”).

In 2019, other non-cash changes mainly relate to reclassifications between short and long-term liability positions as well as to the addition of new lease contracts. Please refer to note (2) and note (9) for more information on IFRS 16 “Leases”.

($ in millions)	As of Jan. 1, 2018	Cash inflows	Cash outflows	Currency translation	Other non-cash changes	As of Dec. 31, 2018
Non-current borrowings	1,769.5	500.0	(42.3)	(27.9)	20.3	2,219.6
Current borrowings	13.0	—	—	(0.2)	2.7	15.5
Current liabilities and payables[3]	11.3	—	(3.6)	(0.3)	9.6	17.0

Total liabilities from financing activities	1,793.8	500.0	(45.9)	(28.4)	32.6	2,252.1

In 2018, other non-cash changes mainly refer to reclassifications between short and long-term liability positions as well as to the capitalization of deferred financing costs.

In addition to the cash outflows shown in the tables above, the cash flow used in financing activities also includes cash outflows of $1.1 million (2018: $1.4 million) which refer to factoring related assets presented in the balance sheet position “other current financial assets”.

(15)	Non-current and current other financial Assets and Liabilities

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Fair value of non-current derivatives – assets	38.7	18.1

Non-current other financial assets	38.7	18.1

Fair value of non-current derivatives – liabilities	1.2	—
Finance lease	—	0.1
Other non-current financial liabilities	1.4	—

Non-current other financial liabilities	2.6	0.1

Factoring related assets	2.5	1.4
Fair value of current derivatives – assets	—	0.2

Current other financial assets	2.5	1.6

Current bank debt	5.7	7.6
Accrued interest on financial debt	14.0	14.1
Fair value of current derivatives – liabilities	2.6	16.7
Other current financial liabilities	0.4	—

Current other financial liabilities	22.7	38.4

Total other financial assets	41.2	19.7

Total other financial liabilities	25.3	38.5

In 2019 and 2018, current bank debt represents amounts outstanding under the Company’s various local currency revolving lines of credit.

The following table presents the fair value of derivatives per line item of the statement of Financial Position:

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Non-Current other financial Assets	38.7	18.1

Embedded Derivatives	33.8	16.8
Foreign exchange contracts (Collars)	—	1.3
Foreign exchange contracts (Forwards)	5.0	—

Current other Financial Assets	—	0.2

Embedded Derivatives	—	—
Foreign exchange contracts (Collars)	—	—
Foreign exchange contracts (Forwards)	—	0.2

Non-current other financial Liabilities	1.2	—

Embedded Derivatives	—	—
Foreign exchange contracts (Collars)	1.2	—
Foreign exchange contracts (Forwards)	—	—

Current other financial Liabilities	2.6	16.7

Embedded Derivatives	—	—
Foreign exchange contracts (Collars)	1.6	—
Foreign exchange contracts (Forwards)	1.0	16.7

The following table presents information on gains and losses on derivative instruments which are recorded in “Other income (expense), net” on the statement of profit or loss:

($ in millions)	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Embedded Derivatives	17.0	(4.3)
Foreign exchange contracts	(1.1)	(1.5)

Total	16.0	(5.8)

Transfer of financial assets

Factoring transactions with substantially all risks and rewards being transferred

In 2018, Atotech entered into a factoring transaction under which a buyer of receivables is required to purchase current trade receivables. As of 31 Dec. 2019, the bank’s purchase obligation revolves on a monthly basis and covers a maximum receivables amount of $5.6 million (previous year: $5.7 million) when translated in USD. The agreement has an indefinite term. The risks relevant for the risk assessment with respect to the receivables sold are the credit risk and the risk of late payments (late-payment risk). The credit risk represents substantially all the risks and rewards of ownership of the receivables and is transferred to the buyer of the receivables in full in return for payment of a fixed purchase price discount. The late-payment risk continues to be borne in full by Atotech. The maximum exposure to loss resulting from late-payment risk relating to the receivables sold and derecognized as of Dec. 31, 2019 (nominal volume $3.8 million when translated in USD) is $0.0 million (previous year: $0.0 million). At the de-recognition date, the fixed purchase price discount was expensed. The expected loss resulting from the late-payment risk represents Atotech’s entire continuing involvement. Atotech expensed $0.2 million (previous year: $0.0 million) when translated in USD in total in the 2019 financial year from program fees (interest and bank margin) and has expensed a total amount of $0.2 million when translated in USD since the beginning of the transaction.

Factoring transactions involving the splitting of significant risks and rewards with control remaining at Atotech.

In 2018, Atotech entered into a secured factoring transaction under which it sells trade receivables on a revolving basis. As of 31 Dec. 2019, the bank’s purchase obligation revolves on a monthly basis and covers a maximum receivables amount of $7.5 million (previous year: $5 million). The agreement has an indefinite term. The risks relevant for the risk assessment with respect to the receivables sold are the credit risk, the risk of late payments (late-payment risk) and the f/x risk. As of Dec. 31, 2019 the amount of receivables sold and derecognized was $6.4 million (previous year: $5.0 million).

The maximum credit risk to be borne by Atotech amounts to $0.6 million as of the reporting date (previous year: $0.5 million). The other credit risk-related losses are borne by the buyer. The late-payment risk continues to be borne in full by Atotech. The maximum exposure to loss for Atotech resulting from credit risk, late-payment risk and f/x risk relating to the receivables sold at the reporting date is $0.8 million (previous year: $0.6 million). Substantially all the risks and rewards of ownership of the receivables were neither transferred nor retained (allocation of the material risks and rewards between Atotech and the buyers).

Atotech continues to perform servicing for the receivables sold. Atotech continues to recognize the trade receivables sold to the extent of its continuing involvement, i.e., in the maximum amount with which it is still liable for the credit risk, late-payment risk and f/x risk inherent in the receivables sold, and recognizes a corresponding associated liability presented in other liabilities. The receivables and the associated liability are then derecognized to the extent to which Atotech’s continuing involvement is reduced (particularly when payment is made by the customer). The carrying amount of the receivables is subsequently reduced by the extent to which the actual losses to be borne by Atotech resulting from the credit risk, the late-payment risk and f/x risk exceed the losses initially expected. This amount is recognized as an expense. Atotech’s continuing involvement as of Dec. 31, 2019 amounted to $0.8 million (previous year: $0.6 million), and the carrying amount of the associated liability was $0.8 million (previous year: $0.6 million).

Atotech presents the purchase price payments received from the buyers under cash generated from operations where these relate to the derecognized portion of the receivables, and under net cash from/used in financing activities where they relate to the portion of the receivables that is still recognized.

Atotech expensed $0.2 million in total in the 2019 financial year from program fees (interest and bank margin) and has expensed a total amount of $0.2 million since the beginning of the transaction.

In 2019 another factoring agreement was entered into with a bank. As of the reporting date no receivables have been sold under that agreement.

(16)	Other non-current and non-financial liabilities

As of Dec. 31, 2018, accrued non-current liabilities of $9.6 million comprise the long-term portion of redenomination fees. As of Dec. 31, 2019, this portion was reclassified to the respective current liability position and therefore, the balance is $0.0 million.

(17)	Deferred Taxes

Deferred tax assets and liabilities recognized as of the reporting and comparative periods break down as follows:

	Deferred tax assets		Deferred tax liabilities		Net balances
($ in millions)	As of Dec. 31, 2019	As of Dec. 31 2018	As of Dec. 31, 2019	As of Dec. 31 2018	As of Dec. 31, 2019	As of Dec. 31 2018
Property, plant and equipment	—	—	(17.4)	(21.3)	(17.4)	(21.3)
Intangible assets	—	—	(372.7)	(395.4)	(372.7)	(395.4)
Inventories	11.7	9.9	—	—	11.7	9.9
Employee benefits	28.6	22.2	—	—	28.6	22.2
Other temporary non-deductible provisions	4.2	4.5	—	—	4.2	4.5
Other temporary tax deductions	3.4	4.6	—	—	3.4	4.6
Unused tax losses	2.1	1.5	—	—	2.1	1.5

Total	50.0	42.7	(390.1)	(416.7)	(340.1)	(374.0)

Netting	(50.0)	(42.7)	50.0	42.7	—	—

Total recognized deferred tax assets and liabilities	—	—	(340.1)	(374.0)	(340.1)	(374.0)

The decrease of net deferred tax liabilities is impacted by the reversal of deferred taxes resulting from amortization of intangible assets, which resulted from the purchase accounting in 2017. In total, a decrease of $25.8 million of net deferred tax liabilities was recognized through profit or loss. Actuarial losses in connection with defined benefit obligations had an equity-increasing effect from deferred taxes of $6.8 million, which is included in other comprehensive income. Moreover, deferred taxes on currency translation decreased net deferred tax liabilities by $3.0 million while the acquisition of J-KEM increased net deferred tax liabilities by $1.7 million.

(18)	Employee Benefits Obligations

Liabilities for employee benefits obligations consist of the following:

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Pension benefits liabilities	154.4	131.7
Restructuring reserves (early retirement plans)	1.7	1.0

Total	156.1	132.7

Description of Plans and Risk Management

The Company operates, for the benefit of its current and former employees, both defined benefits plans and defined contribution plans.

The main defined benefits pension plans are located in Germany. Their main characteristics, depending on the country-specific regulatory environment, are the following:

•	the benefits are usually based on the final salary and seniority;

•	they are usually funded (pension fund or insurer);

•	they are usually closed to new employees whom are covered by defined contribution pension plans; and

•	they are paid as an annuity or a lump sum.

The pension benefits also include termination indemnities and early retirement benefits. The other benefits are employer contributions to post-employment medical care.

To finance its pension obligations Atotech invested in a pension fund in order to meet its obligations to a portion of its former employees. The target asset allocation is reviewed regularly. Accordingly, plan assets are aligned with long-term development of its obligations, taking into consideration the risks associated with the specific asset classes and the regulations relating to the investment of plan assets. The existing portfolio structure is oriented toward the target asset allocation. In addition, current market assessments are taken into consideration. In order to mitigate risks and maximize returns, a widely spread global portfolio of individual asset classes is held.

To limit the risks of changing financial market conditions as well as demographic developments, several employees have been almost exclusively offered defined contributions plans for future years of service in recent years.

Atotech’s management monitors the risks of all pension plans of the Company especially regarding the governance and risk management of pension plans and the portfolio structure of the existing plan assets. In some countries – especially in Germany – there are pension obligations subject to government supervision or similar legal restrictions. For example, there are minimum funding requirements to cover pension obligations, which are based on actuarial assumptions that may differ from those in IAS 19 “Employee Benefits.”

The obligations and the plan assets used to fund the obligations are exposed to demographic, legal and economic risks. Economic risks are primarily due to unforeseen developments on commodity and capital markets. They affect, for example, pension adjustments based on the level of inflation in Germany, as well as the impact of the discount rate on the amount of the defined benefit obligation. The closing of these defined benefit plans to new employees led to a reduction in risk with regard to future benefit levels.

The strategy of the Atotech Group with regard to financing pension commitments is aligned with country-specific supervisory and tax regulations.

Change in Benefit Obligations and Plan Assets

Movements in the defined benefit obligation and plan assets in the consolidated financial statements are detailed as follows:

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Change in benefit obligation
Benefit obligation beginning of the year	160.6	173.7
Current service cost	2.1	2.5
Interest cost	2.7	2.7
Past service cost	0.2	(0.6)
Benefit paid	(4.3)	(4.3)
Actuarial losses (gains)	23.8	(5.8)
Foreign currency translation and others	(2.7)	(7.6)

Benefit obligation at end of the year	182.3	160.6

Change in fair value of plan assets
Fair value of plan assets at beginning of the year	(28.9)	(32.0)
Interest income and costs	(0.5)	(0.5)
Actuarial losses (gains)	(0.8)	1.1
Employer contributions	(0.2)	0.2
Benefits paid	2.1	2.2
Foreign currency translation and other	0.5	0.1

Fair value of plan assets at end of the year	(27.9)	(28.9)

Net defined benefit liability	154.4	131.7

The fair value of the defined benefit obligations equals the carrying amount.

As at Dec. 31, 2019, the contribution from the main geographical areas for the net pension benefits liability in the balance sheet is 98% (2018: 98%) from Europe and 2% (2018: 2%) from Asia.

The amounts recognized in the consolidated statement of income and in the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

	Successor	Successor	Successor	Predecessor
($ in millions)	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017	Jan. 1,2017 to Jan.31, 2017
Current service cost	2.1	2.5	2.4	0.3
Past service cost	0.2	(0.6)	(0.2)	—
Settlements	—	—	0.1	—
Net interest cost	2.2	2.2	2.3	—

Benefit amounts recognized on income	4.5	4.1	4.6	0.3

Actuarial losses (gains):
Effect of changes in demographic assumptions	—	1.9	—	—
Effect of changes in financial assumptions	24.0	(4.3)	4.4	—
Effect of experience adjustments	(0.9)	(3.7)	(0.9)	—
Actuarial return on plan assets (excluding interest income)	(0.1)	1.3	(0.5)	—
Asset ceiling	—	(0.7)	—	—

Benefit amounts recognized in other comprehensive income	23.0	(5.5)	3.0	—

Total benefit amounts recognized in comprehensive income	27.5	(1.4)	7.6	0.3

Expected Future Cash Outflow

The average duration of accrued benefits is approximately 17 years for defined pension benefits.

Estimated future payments ($ in millions)	Pension benefits
2020	5.0
2021	5.4
2022	5.8
2023	5.9
2024	6.3
2025-2029	35.5

In addition, the Company expects to pay employer contributions of $0.2 million in respect of funded pension plans in 2020.

($ in millions)	As of Dec. 31, 2019	in %	As of Dec. 31, 2018	in %
Debt securities	18.1	65%	19.4	69%
Equity securities	7.3	26%	6.8	22%
Cash and Cash equivalents	2.5	9%	2.6	9%

Total	27.9	100%	28.9	100%

At Dec. 31, 2019, $27.9 million (2018: $28.9 million) of total pension assets are presented as part of the employee benefits in the Consolidated Financial Statements.

Investments on equity and debt markets are quoted on active markets.

Main Actuarial Assumptions and Sensitivity Analysis

Assumptions used to determine benefits obligations	As of Dec. 31, 2019	As of Dec. 31, 2018
Discount rate (weighted average for all regions)	0.81%	1.74%
Salary increase incl. inflation rate (weighted average for all regions)	2.78%	2.77%

The discount rate retained is determined by reference to the high quality rates for AA-rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

A 0.5% increase or decrease in discount rate or salary all other things being equal would have the following approximate impact on the benefit obligation:

	As of Dec. 31, 2019		As of Dec. 31, 2018
($ in millions)	0.5 % Increase	0.5 % Decrease	0.5 % Increase	0.5 % Decrease
Discount rate	(9.7)	19.6	(8.1)	17.0
Salary increase incl. inflation rate	1.6	(1.6)	1.7	(1.6)

(19)	Share-Based Payment Plans

The total grant-date fair value of the share based compensation issued during 2019 was $0.2 million (2018: $0.1 million), of which $0.2 million (2018: $0.1 million ) was recognized as personnel expense in the statement of profit and loss for financial year 2019. The share-based payment programs of the Group are accounted for as equity-settled share-based payments.

Long-term Incentive Plan

Share options to purchase Common Shares were granted beginning in May 2017 to certain employees of the Group pursuant to the Long-term Incentive Plan (“LTIP”). Options were granted with an exercise price that was fixed at the date of the grant. The contractual life and exercise terms of the options are dependent upon an Exit Event, which is defined further in the LTIP agreement. Options were valued using the Black-Scholes pricing model, and an estimate of approximate Exit Event timing. The Group has no legal or constructive obligation to repurchase or settle obligations in cash.

The fair value of the awards at the date of grant has been measured using a Black Scholes pricing model. The inputs used in the model for the year 2019 are set out below.

	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Expected life of options (years)	2.5	3.5
Exercise price (in $)	1.00	1.00
Market value of underlying shares (in $)	3.15	3.85
Risk free rate	2.47%	1.98%
Expected share price volatility	20.00%	20.00%
Expected dividend yield	0.00%	0.16%
Options issued	137,775	25,000

As of Dec. 31, 2019 and 2018 no share options were exercisable.

Management Equity Plan

At the time of the Acquisition, the Group implemented an equity participation program to enable certain management of the Group to participate in any success of the Group. For this purpose, certain managers acquired interests in three pooling vehicles (the Pooling Vehicles). The three Pooling Vehicles are limited partnerships, with management representing the limited partners (the Participants) and their participation represented by a limited partnership interest in the Pooling Vehicles. The limited partnership interests held by the Participants correspond with the underlying Common Shares held by the Pooling Vehicles. The limited partnership interest of each Participant vests over time in accordance with the partnership agreement.

On January 31, 2017, 1.675 million Common Shares were purchased by one of the Pooling Vehicles for $1.00 per share. Additionally, in August and September 2017, approximately 0.605 million Common Shares were purchased by the Pooling Vehicles for $1.00 per share. The fair value of the shares at the purchase date have been determined on the basis of an option pricing model (Black-Scholes model), which reflects the preference entitlement of the Preferred Shares to receive distributions from UK Topco, and assumes that no dividends will be paid until the anticipated settlement date. The plan is equity settled, and the fair value was measured in reference to the acquisition discussed in Note 6. A total of $0.1 million of expenses were recorded for the period combined between the Management Equity Plan and the Long-term Incentive Plan discussed above.

In September 2018, 51,947 Common Shares were purchased by the Pooling Vehicles for $3.85 per share. The fair value of the shares at the purchase date have been determined on the basis of an option pricing model, which reflects the preference entitlement of the Preference Shares to receive distributions from UK Topco, and assumes that no dividends will be paid until the anticipated settlement date.

In May 2019, 2,727 Ordinary Shares were transferred between Pooling Vehicles for $3.85 per share. Furthermore, in May 2019, 470,672 Preference Shares were purchased by a member of the board of directors for $1.04 per share.

The fair value of the shares at the purchase date have been determined on the basis of an option pricing model, which reflects the preference entitlement of the Preference Shares to receive distributions from UK Topco, and assumes that no dividends will be paid until the anticipated settlement date.

The inputs used in the model for the years 2019 and 2018 are set out below.

($ in millions, except per share data)	As of Dec. 31, 2019	As of Dec. 31, 2018
Equity value per share	44.0	42.1
Strike price per share	54.0	54.0
Expected share price volatility	20.00%	20.00%
Risk free rate	2.47%	2.81%
Time to expiration	2.5 years	3.5 years
Expected dividend yield	0.00%	0.00%
Common shares issued	2,727	51,947

(20)	Non-current and current Provisions

Changes in provisions

($ in millions)	As of Jan. 1, 2019	Additions	Release	Consumption	Currency translation adjustment	Reclassi- fications	As of Dec. 31, 2019
Current	15.4	28.5	(6.6)	(1.4)	(0.4)	(13.0)	22.5
Non-current	53.9	10.4	(14.7)	(14.2)	(0.2)	(13.0)	22.2

In 2019, reclassifications mainly refer to uncertain tax positions which are now presented in income tax liabilities due to the first-time adoption of IFRIC 23 (refer to note (2) in chapter 3). The prior period was not adjusted retrospectively.

($ in millions)	As of Jan. 1, 2018	Additions	Release	Consumption	Currency translation adjustment	Reclassi- fications	As of Dec. 31, 2018
Current	14.1	5.8	(1.8)	(2.2)	(0.8)	0.3	15.4
Non-current	53.6	15.0	(1.6)	(8.3)	(2.5)	(2.3)	53.9

Provisions by nature

	As of Dec. 31, 2019			As of Dec. 31, 2018
($ in millions)	Current	Non-current	Total	Current	Non-current	Total
Non-tax litigation	0.4	0.0	0.4	0.5	0.7	1.2
Uncertain tax positions and related interest	7.0	0.0	7.0	3.7	28.7	32.4
Other operating items	2.5	17.1	19.6	6.4	18.6	25.0
Termination plans, excl. early retirement	0.0	0.3	0.3	0.7	0.5	1.2
Other non-operating items	12.6	4.8	17.4	4.1	5.4	9.5

Total	22.5	22.2	44.7	15.4	53.9	69.3

Provisions for other operating items mainly relate to human resource items. Provision for other non-operating items mainly relate to a restructuring initiative in Germany (see also note (2)).

(21)	Trade and other current payables

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
Trade payables	145.7	108.2
Payables to personnel and social security organization	48.1	50.1
Payables customers	11.5	12.8
Contract liabilities	0.4	6.6
Other current liabilities	52.8	55.3

Total trade and other current payables	258.5	233.0

In 2019, contract liabilities have decreased mainly due to the recognition of revenue of amounts included in contract liabilities at the beginning of the year. Other current liabilities mainly refers to other creditors and accrued liabilities.

3.4	Other Notes

(22)	Financial Instruments

The Company holds the following financial instruments as of Dec. 31, 2019:

($ in millions)	Classification pursuant to IFRS 9	Carrying amounts as per statement of financial positions	Measured at amortized cost	Measured at Fair value
Trade and other receivables	FAAC	282.9	282.9	—
Cash and cash equivalents	FAAC	302.7	302.7	—
Other financial assets	FAAC	2.4	2.4	—
Embedded derivatives	FAFV	33.8	—	33.8
Foreign exchanges contracts designated as hedge of an investment in a foreign operation (“Forwards”)	No class	5.0	—	5.0

Total financial assets		626.8	588.0	38.8

Non-current financial borrowings	FLAC	2,115.0	2,115.0	2,246.9
Current financial borrowings	FLAC	0.8	0.8	—

Total debt		2,115.9	2,115.9	2,246.9

Trade and other payables	FLAC	258.5	258.5	—
Lease liabilities (current and non-current)	FLAC	75.1	75.1	—
Other financial liabilities	FLAC	21.5	21.5	—
Foreign exchanges contracts (“Forwards”)	No class	1.0	—	1.0
Foreign exchanges contracts designated as hedge of an investment in a foreign operation (“Collars”)	No class	2.8	—	2.8

Total financial liabilities		2,474.7	2,470.9	2,250.7

FAAC = Financial Assets at amortized Cost

FAFV = Financial Assets at Fair value through profit or loss

FLAC = Financial Liabilities at amortized Cost

The Company holds the following financial instruments as of Dec. 31, 2018:

($ in millions)	Classification pursuant to IFRS 9	Carrying amounts as per statement of financial positions	Measured at amortized cost	Measured at Fair value
Trade and other receivables	FAAC	278.8	278.8	—
Cash and cash equivalents	FAAC	386.2	386.2	—
Other financial assets	FAAC	1.4	1.4	—
Embedded derivatives	FAFV	16.8	—	16.8
Foreign exchanges contracts (“Forward”)	No class	0.2	—	0.2
Foreign exchanges contracts (“Collars”)	No class	1.3	—	1.3

Total financial assets		684.7	666.4	18.3

Non-current financial borrowings	FLAC	2,219.6	2,219.6	2,301.4
Current financial borrowings	FLAC	1.4	1.4	—

Total debt		2,221.0	2,221.0	2,301.4

Trade and other payables	FLAC	233.0	233.0	—
Finance lease	FLAC	0.1	0.1	—
Other financial liabilities	FLAC	21.9	21.9	—
Foreign exchanges contracts designated as hedge of an investment in a foreign operation (“Collars”)	No class	16.7	—	16.7

Total financial liabilities		2,492.6	2,476.0	2,318.1

FAAC = Financial Assets at amortized Cost

FAFV = Financial Assets at Fair value through profit or loss

FLAC = Financial Liabilities at amortized Cost

As in the prior year, no financial assets have been reclassified from one category to another in 2019.

Net gains and losses of financial instruments for each measurement category breaks down as follows.

Net income (loss) by measurement category ($ in millions)	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
FAAC	(7.3)	(4.4)
FLAC	(148.2)	(134.3)
FAFV	17.0	(4.3)
No class	(1.1)	(1.5)

Total	(139.6)	(144.4)

The net loss for the FLAC category is included in interest expense in the consolidated statement of comprehensive income while the net gains or losses of the other categories are shown in other income or expense. Please also refer to note (3).

The net result of the FAAC measurement category contains impairment losses and reversals on trade receivables. The net result of the FAAC measurement category also includes interest income. The net result of the FLAC measurement category includes interest expenses for ongoing debt service as well as the result from loan amortization, which is also included in interest expense.

As of Dec. 31, 2019, the Company has classified its financial instruments into the three levels of the fair value hierarchy prescribed by IFRS 13 “Fair Value Measurement” as follows. For further information on these levels and the reliability of the input parameters used, as well as the valuation techniques used, please refer to note (3).

As of Dec. 31, 2019 ($ in millions)	No Level	Level 1	Level 2	Level 3	Total
Trade and other receivables	282.9	—	—	—	282.9
Cash and cash equivalents	302.7	—	—	—	302.7
Other financial assets	2.4	—	—	—	2.4
Embedded derivatives	—	—	33.8	—	33.8
Foreign exchanges contracts designated as hedge of an investment in a foreign operation (“Forwards”)	—	—	5.0	—	5.0

Total financial assets	588.0	—	38.8	—	626.8

Non-current financial borrowings	—	—	2,246.9	—	2,246.9
Current financial borrowings	0.8	—	—	—	0.8

Total debt	0.8	—	2,246.9	—	2,247.7

Trade and other payables	258.5	—	—	—	258.5
Lease liabilities (current and non-current)	75.1	—	—	—	75.1
Other financial liabilities	21.5	—	—	—	21.5
Foreign exchanges contracts (“Forwards”)	—	—	1.0	—	1.0
Foreign exchanges contracts designated as hedge of an investment in a foreign operation (“Collars”)	—	—	2.8	—	2.8

Total financial liabilities	355.9	—	2,250.7	—	2,606.5

As of Dec. 31, 2018 ($ in millions)	No Level	Level 1	Level 2	Level 3	Total
Accounts receivables	278.8	—	—	—	278.8
Cash and cash equivalents	386.2	—	—	—	386.2
Other financial assets	1.4	—	—	—	1.4
Embedded derivatives	—	—	—	16.8	16.8
Foreign exchanges contracts (“Forward”)	—	—	0.2	—	0.2
Foreign exchanges contracts (“Collars”)	—	—	1.3	—	1.3

Total financial assets	666.4	—	1.5	16.8	684.7

Non-current financial borrowings	—	—	2,301.4	—	2,301.4
Current financial borrowings	1.4	—	—	—	1.4

Total debt	1.4	—	2,301.4	—	2,302.8

Trade and other payables	233.0	—	—	—	233.0
Finance lease	0.1	—	—	—	0.1
Other financial liabilities	21.9	—	—	—	21.9
Foreign exchanges contracts designated as hedge of an investment in a foreign operation (“Collars”)	—	—	16.7	—	16.7

Total financial liabilities	256.4	—	2,318.1	—	2,574.4

As of Dec. 31, 2019, the Company has transferred the embedded derivatives with a fair value as of Dec. 31, 2019 of $33.8 million out of level 3 to level 2 due to the fact that all input factors for the valuation became observable.

The following table presents the changes in level 3 items (embedded derivatives) for 2019 and 2018:

	Year ended Dec. 31, 2019		Year ended Dec. 31, 2018
($ in millions)	Opco Notes	Holdco Notes	Opco Notes	Holdco Notes
Balance at the start of the Period	9.1	7.6	14.1	0.0

Bifurcated from Opco Notes/Holdco Notes	—	—	0.0	6.9
Gains/losses recognized in income statement	18.7	(1.6)	(5.0)	0.7
Gains/losses recognized in other comprehensive income	—	—	—	—

Closing balance at the end of the period	27.8	6.0	9.1	7.6

Valuation input and relationships to fair value

The risk premium of the Company is an unobservable input factor for the embedded derivatives “Opco Notes” and “Holdco Notes”. A 1% higher or lower risk premium would have led to decrease by $12.8 million or increase by $19.7 million to the reported fair value for the Opco Notes. For the Holdco Notes a 1% higher or lower risk premium would implied a decrease by $3.1 million or an increase by $5.3 million to the reported fair value.

Offsetting and Transfers of Financial Assets

In cases where the Company has a legally enforceable right to offset financial liabilities and financial assets, and has the intention settle these financial instruments on a net basis, Atotech offsets these financial instruments and reports the net amount on the balance sheet. As of Dec. 31, 2019, no financial instruments were subject to offsetting.

The Company held no collateral of financial or non-financial assets as of Dec. 31, 2019 that it is permitted to sell or repledge in the absence of default by the owner.

Financial Risk Management

In the course of its business, the Company is exposed to a number of financial risks, including market risks (including foreign exchange rate risk and interest rate risk), credit risk and liquidity risk. The Company seeks to manage and control these risks to mitigate potential financial losses. At each balance sheet date, the Company notes no risk concentrations.

Market Risk

Interest rate risk

The Company is exposed to the risk that the fair value of future cash flows will fluctuate as a result of changes in prevailing market conditions. In order to manage that risk, the Company conducted a mix of loans with fixed and floating interest rates. The total nominal loan exposure of drawn debt amounts to $2,325.0 million (excluding approximately $6 million local lines of credit) of which $1,225.0 million bear interests at a fixed rate.

Based on the structure of drawn debt at year end, an increase of interest rates of 100 basis points would cause additional expense in the amount of $11.9 million.

Credit Risk

The Company is exposed to the risk of losses due to the default of a counterparty to fulfill its contractual obligations. The Company has established a credit policy under which individual credit evaluations are performed to determine credit limits and payment terms applicable to customers. Equipment projects will be monitored via internal process, the risks will be managed by Letter of Credits, Bank Guarantees and payment flows which are covering the open risk position.

To further minimize credit risk, the Company will continue to implement certain working capital optimization measures and factoring instruments in 2020.

Foreign Exchange Risk

The Company is exposed to foreign exchange risks from transactions and translations. Translation risks arise from consolidation of financial statements of foreign operations into U.S. dollars, which is in principal not hedged. Transaction risks arise from transactions in foreign currency such as operating business, financing, planned sales as well as raw material purchased. These risks are constantly monitored by the Company. To mitigate the risk of changes in exchange rates, the Company uses FX forwards, non-deliverable FX forwards and currency options.

At Dec. 31, 2019 the Company had the following open foreign currency contracts:

•	USDCNY FX forwards of $200 million due on Jan. 25, 2021

•	USDCNY FX collar option of $200 million due on Jan. 23, 2020

•	USDTWD FX collar option of $50 million due on Sep. 3, 2020

•	USDTWD FX collar option of $50 million due on Sep. 3, 2021

•	Other FX forwards of $50.2 million due until Dec. 31, 2020.

In order to hedge the risks arising from its investments in consolidated subsidiaries with CNY and TWD as their functional currency, the Company has designated collar options and forwards into a hedge of a net investment in a foreign operation. For both currencies CNY and TWD the underlying exposure is higher than the designated hedged item. Due to the high correlation of the subsidiary´s functional currencies and the CNH respectively offshore TWD, the Company considers the hedge relationships to be highly effective.

For the period ended Dec. 31, 2019, an ineffectiveness of $0.6 million (2018: $0.4 million) has been expensed in the line item “Other income (expense), net” for all hedging instruments. The income (cost) of hedging (OCI II) is included in the line item “Hedge reserve” in other comprehensive income.

In addition to the net investment hedges, the Company hedges uncertain future cash flows arising from their operations in different countries around the globe that have different currency than the company’s functional currency. The company hedges the cash flows arising from cost-sharing agreements and other highly probable future transactions in certain currencies. All future cash flows are estimated to be highly probable.

The Company uses cash flow hedge accounting in accordance with IFRS 9. It uses foreign exchange forwards and non-deliverable forwards as hedging instruments. The company uses the hypothetical derivative method to calculate hedge effectiveness. In general, the hedges are considered to be highly effective due to the fact that the critical terms of hedging instrument and hedged items match (“Critical Terms Match Method”). In cases where critical terms do not match based on different currencies of hedging instrument (offshore currency) and hedged item (onshore currency) the hedges are considered to be highly effective due to the fact that the changes in the offshore foreign exchange rate and onshore foreign exchange rate are highly correlated; the prospective hedge effectiveness is assessed by a regression analysis.

Hedge effectiveness is assessed at inception of the hedge, at each reporting date, and upon a significant change in the circumstances affecting the hedge effectiveness requirements. The effect of credit risk is considered minimal due to the highly rated counterparties and does not significantly influence the value changes that result from economic relationship. Potential sources of ineffectiveness are changes of the payment dates or a reduction in the total amount of the hedged item and a significant change of the credit risk of either party to the hedging relationship. For the CNY-hedged items and the TWD-hedged items, a significant decrease of the correlation between the offshore and onshore Renminbi and the offshore and onshore Taiwan Dollar is also considered as a potential source of ineffectiveness.

The effective change in value resulting from the spot and time component of the derivatives are recognized in the cash flow hedge reserve of other comprehensive income. The effective change in value resulting from the cross currency basis is recognized either in the hedge reserve or in the cost of hedging reserve of other comprehensive income. Based on its hedging strategy the Company decides at inception case-by-case to exclude the cross currency basis from the hedge relationship, as permitted under IFRS 9.

The tables below summarizes the Company´s items designated as hedging instruments for cash flow hedges and net investment hedges as of Dec. 31, 2019 and as of Dec. 31, 2018.

million	Notional	Carrying amount		Value of the hedging instrument used for calculating hedge ineffectiveness (designated component)
As of Dec. 31, 2019 ($ in millions)		Financial assets	Financial liabilities
Cash flow hedge
FX Forward	0.8	—	—	—
FX non-deliverable forward	49.5	—	(0.1)	(0.8)

Net investment hedge
FX Forward	200.00	5.0	—	3.1
FX Collar	300.00	—	(2.8)	—

million	Notional	Carrying amount		Value of the hedging instrument used for calculating hedge ineffectiveness (designated component)
As of Dec. 31, 2018 ($ in millions)		Financial assets	Financial liabilities
Cash flow hedge
FX Forward	1.6	—	(0.1)	(0.1)
FX non-deliverable forward	17.3	0.2	(0.2)	—
Net investment hedge
FX Forward	200.0	—	(16.4)	(11.0)
FX Collar	200.0	1.3	—	—

Notional value of Derivative Contracts

The tables below summarizes the notional value of the Company´s derivative contracts as of Dec. 31, 2019 and Dec. 31, 2018:

As of Dec. 31, 2019 ($ in millions)	Less than 12 months	1 – 5 years	More than 5 year	Notional
Foreign Exchange Forward
USD - CNH	—	200.0	—	200.0
USD - CAD	0.8	—	—	0.8
Foreign Exchange non-deliverable forward
USD - CNY	44.5	—	—	44.5
USD - TWD	5.0	—	—	5.0
Foreign Exchange Collar
USD - CNH	200.0	—	—	200.0
USD - TWD	50.0	50.0	—	100.0

As of Dec. 31, 2018 ($ in millions)	Less than 12 months	1 – 5 years	More than 5 year	Notional
Foreign Exchange Forward
USD - CNH	200.0	—	—	200.0
EUR - JPY	1.3	—	—	1.3
EUR- CNH	0.2	—	—	0.2
Foreign Exchange non-deliverable forward
USD - CNH	10.0	—	—	10.0
EUR - TWD	10.0	—	—	10.0
EUR- INR	2.7	—	—	2.7
Foreign Exchange Collar
USD - CNH	—	200.0	—	200.0

Tables below shows the change of reserve for hedging instruments for year ended Dec. 31, 2019 and Dec. 31, 2018:

		Hedge Reserve: OCI I
($ in millions)	Cost of hedging reserve: OCI II	Intrinsic value of options	Foreign Exchange Hedge Transactions	Total hedge reserves
Opening balance Jan. 1, 2019	5.3	—	(18.4)	(13.1)

Change in fair value recognized in OCI	—	—	6.2	6.2
Costs of hedging recognized in OCI	(2.7)	—	—	(2.7)
Reclassified from OCI to profit or loss	0.4	—	(0.7)	(0.3)

Closing balance Dec. 31, 2019	3.0	—	(12.9)	(9.9)

*	The change in fair value recognized in OCI I includes the cumulative gains and losses from translating Term Loan B-3 from RMB into U.S. dollars of $5.9 million.

		Hedge Reserve: OCI I
($ in millions)	Cost of hedging reserve: OCI II	Intrinsic value of options	Foreign Exchange Hedge Transactions	Total hedge reserves
Opening balance Jan. 1, 2018	—	—	(49.0)	(49.0)

Change in fair value recognized in OCI	—	—	31.6	31.6
Costs of hedging recognized in OCI	5.3	—	—	5.3
Reclassified from OCI to profit or loss	0.1	—	(0.9)	(0.8)

Closing balance Dec. 31, 2018	5.3	—	(18.4)	(13.1)

The table below summarizes the sensitivity in market value of all hedging instruments for FX risk as of Dec. 31, 2019:

	Change of Foreign Exchange rate by
($ in millions)	+10%	-10%
USD - CNH	26.8	(22.1)
USD - CNY	4.1	(0.5)
USD - CAD	0.1	(0.1)
USD - TWD	5.5	(10.7)

Liquidity risk

As of Dec. 31, 2019, the Company held cash and cash equivalents of $302.7 million. In order to facilitate Company-wide liquidity, the Company entered into a Revolving Credit Facility (RCF) as well as bilateral credit lines that allow the Company to account for dynamically changing liquidity requirements.

The table below summarizes the Company´s financial liabilities (both derivative and non-derivative) according to their respective contractual maturities, based on undiscounted cash flows as of Dec. 31, 2019. The balances due within the next 12 months equal their carrying amounts, as the effect of discounting is considered immaterial.

($ in millions)	< 12 months	1 – 3 years	3 – 5 years	> 5 years	Total	Carrying amount
Non-derivative instruments:
Trade and other payables	258.5	—	—	—	258.5	258.5
Borrowings	140.5	278.2	1,833.4	438.2	2,690.3	2,115.9
Other financial liabilities	20.3	1.7	—	—	22.0	21.5

Subtotal	419.3	279.9	1,833.4	438.2	2,970.8	2,395.9

Derivative instruments	2.3	1.6	—	—	3.9	3.9

Total financial liabilities	421.6	281.5	1,833.4	438.2	2,974.7	2,399.6

The maturities of lease liabilities are shown in note (9). As of Dec. 31, 2019, there are no risk concentrations at the Company with regard to liquidity risk.

As of Dec. 31, 2018, the Company held deposits of $386.2 million. In order to facilitate Company-wide liquidity, the Company entered into a Revolving Credit Facility (RCF) as well as bilateral credit lines that allow the Company to account for dynamically changing liquidity requirements.

The table below summarizes the Company´s financial liabilities (both derivative and non-derivative) according to their respective contractual maturities, based on undiscounted cash flows as of Dec. 31, 2018. The balances due within the next 12 months equal their carrying amounts, as the effect of discounting is considered immaterial.

($ in millions)	< 12 months	1 – 3 years	3 – 5 years	> 5 years	Total	Carrying amount
Non-derivative instruments:
Trade and other payables	233.0	—	—	—	233.0	233.0
Borrowings	155.8	309.2	591.9	1,953.6	3,010.5	2,221.0
Other financial liabilities	12.3	9.6		—	21.9	21.9
Finance lease liabilities	0.1	—	—	—	0.1	0.1

Subtotal	401.2	318.8	591.9	1,953.6	3,265.5	2,476.0

Derivative instruments	16.7	—	—	—	16.7	16.7

Total financial liabilities	417.9	318.8	591.9	1,953.6	3,282.3	2,492.6

As of Dec. 31, 2018, there are no risk concentrations at the Company with regard to liquidity risk.

(23)	Business Combinations

As discussed in note (1), on Jan. 31, 2017 all of the outstanding equity interests of Atotech B.V. were acquired by Alpha 3 B.V. This transaction was treated as a business combination in accordance with IFRS 3 “Business Combinations”, with Alpha 3 B.V. deemed the accounting acquirer for accounting purposes.

On Jul. 31, 2019, Atotech acquired 100% of the issued and registered share capital of the privately owned company J-KEM International AB (“J-KEM”). J-KEM is a global supplier of chemical products and processes for the printed circuit board and general metal finishing industries. The Group acquired J-KEM for $4.5 million paid in cash and a contingent consideration payable in future periods if certain defined products exceed an agreed reference margin. In the purchase price allocation, the fair value of the acquired assets was mainly allocated to intangible assets consisting of acquired intellectual property.

Prior years

On January 31, 2017 all of the outstanding equity interests of Atotech B.V. were acquired by Alpha 3 B.V. This transaction was treated as a business combination in accordance with IFRS 3 “Business Combinations”, with Alpha 3 B.V. deemed the accounting acquirer for accounting purposes.

A summary of the purchase price and final allocation at January 31, 2017 is as follows ($ in millions):

($ in millions)	Preliminary fair value as of January 31, 2017	Measurement period adjustment	Fair value
Intangible assets	1,639.1	29.7	1,668.8
Property, plant and equipment	446.3	(27.5)	418.8
Other assets	5.5	—	5.5
Other non-current assets	12.6	—	12.6
Inventories	161.4	(1.3)	160.1
Accounts receivable	245.0	—	245.0
Other current assets	44.4	—	44.4
Cash	184.6	—	184.6
Deferred tax liabilities	(465.1)	22.4	(442.7)
Deferred tax assets	0.2	—	0.2
Employee benefits	(126.1)	—	(126.1)
Provisions and other non-current liabilities	(36.5)	(16.0)	(52.5)
Non-current financial debt	(0.1)	—	(0.1)
Accounts payable	(95.8)	—	(95.8)
Other creditors and accrued liabilities	(114.0)	(2.4)	(116.4)
Current financial debt	(57.7)	—	(57.7)

Net assets acquired	1,843.8	4.9	1,848.7

Goodwill as of February 1, 2017	1,034.7	(4.9)	1,029.8
Foreign exchange rate impact			72.3

Goodwill as of December 31, 2017			1,102.1

The measurement period adjustments reflect new information obtained about facts and circumstances that existed at the closing date of the Acquisition, primarily related to intangible assets, property, plant and equipment, inventories, provisions and other liabilities, other creditors and accrued liabilities and finalization of the Company’s opening balance sheet tax basis and the related deferred income taxes.

The excess of the purchase price over the estimated fair value of the assets and liabilities was recorded as goodwill and generally reflects the value paid by Alpha 3 B.V. for the general reputation of the business and collective experience of the management and employees of Atotech B.V. The Company operates as two CGUs. None of the goodwill created as a result of this transaction is deductible for tax purposes. Total IFRS 3 consideration paid was $2,878.5 million. There was no contingent consideration issued pursuant to the share purchase agreement and no post-acquisition adjustments to consideration paid.

The fair values of intangible assets were estimated using an income approach, either the excess earnings method (customer relationships) or the relief from royalty method (technology and trademarks). Under the excess earnings method, an intangible asset’s fair value is equal to the present value of the incremental after-tax cash flows attributable solely to the intangible asset over its remaining useful life. Under the relief from royalty method, fair value is measured by estimating future revenue associated with the intangible asset over its useful life and applying a royalty rate to the revenue estimate. These intangible assets enable the Company to develop new products to meet the evolving business needs as well as competitively produce existing products.

The fair value of real properties acquired was based on the consideration of their highest and best use in the market. The fair values of property, plant, and equipment, other than real properties, were based on the consideration that unless otherwise identified, they will continue to be used “as is” and as part of the ongoing business. In contemplation of the in-use premise and the nature of the assets, the fair value was developed primarily using a cost approach. The determination of the fair value of assets acquired and liabilities assumed involves assessing factors such as the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition.

The difference between the fair value of inventories and their book value as of the acquisition date is recognized as an expense upon the sale of the inventories. For the year ended December 31, 2017 and December 31, 2018, a charge of $54.0 million and $0.9 million, respectively, has been included in cost of sales, excluding depreciation and amortization.

The trade receivables comprise gross contractual amounts due of $257.7 million, of which $12.7 million was expected to be uncollectible at the date of acquisition. $50.9 million of transaction costs were recorded as a result of the Acquisition and is presented within Acquisition related expenses in the consolidated statement of income (loss).

If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue would have been $1,184.9 million, and consolidated loss for the year would have been $90.7 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2017.

(24)	Segment Reporting

The Company identifies an operating segment as a component: (i) that engages in business activities from which it may earn revenues and incur expenses; (ii) whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM) as defined under IFRS 8 “Operating Segments” to make decisions about resources to be allocated to the segment and assess its performance; and (iii) that has available discrete financial information.

The CODM reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment. The Company’s CODM is identified as Geoffrey Wild, CEO and member of Board of Directors, because he has final authority over performance assessment and resource allocation decisions. The Company’s segments are based on the type and concentration of customers served, service requirements, methods of distribution and major product lines.

The EL segment services the electronics supply chain, with specialty chemicals used in the plating process for PCBs embedded in smartphones, computing hardware, tablets, semiconductor packing, other electronic devices and production equipment which are a critical element of the electronics value chain.

The GMF segment supplies specialty plating chemicals for functional and decorative surface finishing applications to a diverse set of customers, including automotive, building products, heavy machinery, household fixtures, decorative hardware as well as production equipment.

The CODM assesses the performance of the operating segments based on Segment Adjusted EBITDA. This measure is defined as EBITDA (consolidated net income (loss) before interest, taxes, depreciation and amortization, excluding impairment charges) adjusted for certain items which management believes do not reflect the core operating performance of the operating segments. Such adjustments described below in more detail include non-cash effects of non-operating costs such as share-based compensation and impairments, foreign currency transaction losses, net, restructuring costs, the impact of discontinued activities, certain costs related to business combinations, and management fees paid to Carlyle.

No segment asset or liability measures are reported to the CODM, and such measures are not used for purposes of assessing performance or allocating resources. The following tables summarize selected financial information by segment:

	Successor			Successor
	Year ended Dec. 31, 2019			Year ended Dec. 31, 2018
($ in millions)	EL	GMF	Total	EL	GMF	Total
Revenues	682.9	504.9	1,187.8	669.4	543.4	1,212.8
thereof Chemistry revenues	596.2	469.3	1,065.5	568.5	498.0	1,066.5
thereof Equipment revenues	86.7	35.6	122.3	100.9	45.4	146.3
Segment Adjusted EBITDA	241.6	138.5	380.1	227.2	146.5	373.7

	Successor			Predecessor
	Year ended Dec. 31, 2017			Jan. 1, 2017 to Jan. 31, 2017
($ in millions)	EL	GMF	Total	EL	GMF	Total
Revenues	603.0	490.6	1,093.6	45.8	45.5	91.3
thereof Chemistry revenues	488.9	449.6	938.5	39.0	37.9	76.9
thereof Equipment revenues	114.1	41.0	155.1	6.8	7.6	14.4
Segment Adjusted EBITDA	193.7	127.5	321.2	14.4	10.7	25.1

The comparability of segment adjusted EBITDA between the year ended Dec. 31, 2019 and prior periods is affected by the first-time application of IFRS 16 “Leases”. Please refer to note (2) for the impact of IFRS 16 on the year ended Dec. 31, 2019. Reconciliation of Segment Adjusted EBITDA to consolidated net income follows:

	Successor	Successor	Successor	Predecessor
($ in millions)	For the year ended Dec. 31, 2019	For the year ended Dec. 31, 2018	For the year ended Dec. 31, 2017	Jan. 1, 2017 to Jan. 31, 2017
EL Segment Adjusted EBITDA	241.6	227.2	193.7	14.4
GMF Segment Adjusted EBITDA	138.5	146.5	127.5	10.7
Gain on disposal of fixed assets(a)	6.1	—	—	—
Non-cash adjustments(b)	10.2	(16.9)	(14.6)	—
Foreign exchange loss(c)	2.4	0.2	(7.0)	(1.7)
Restructuring(d)	(13.4)	(14.8)	(10.8)	(0.4)
Eliminated product categories(e)	—	0.1	1.0	0.2
Transaction related costs(f)	(7.1)	(16.4)	(126.2)	—
Management fee(g)	(2.4)	(2.2)	(2.0)	—
Interest expense, net	(148.1)	(133.3)	(93.3)	—
Income taxes	(54.8)	(52.4)	(16.7)	(6.0)
Depreciation and amortization (excluding impairment charges)	(165.4)	(161.7)	(138.4)	(4.0)

Consolidated Net Income (Loss)	7.6	(23.7)	(86.8)	13.2

(a)	Eliminates the cash impact of gains on the sale of fixed assets.
(b)	Eliminates the non-cash impact of (1) share-based compensation, (2) losses on the sale of fixed assets, (3) impairment charges, and (4) mark-to-market adjustments related to the Company’s foreign currency derivative and bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes.
(c)	Eliminates net foreign currency transactional gains and losses.
(d)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.

(e)	In 2016, the Company determined to discontinue the sale of products containing Chrome VI and to exit the product lines for soldermasks and resists for secondary imaging technology, which the Company refers to as the “EM” product line. Accordingly, this adjustment eliminates the EBITDA generated by sales of products containing Chrome VI and sales of products in the EM product line during the periods presented.
(f)	Reflects an adjustment to eliminate (1) purchase accounting and transaction fees incurred as part of the Acquisition, (2) fees associated with the foreign currency exchange derivatives entered into in conjunction with the Acquisition, and (3) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives.
(g)	Reflects an adjustment to eliminate fees paid to Carlyle. These fees will cease to be paid after an initial public offering or similar event.

Non-current assets by country were as follows4:

($ in millions)	As of Dec. 31, 2019	As of Dec. 31, 2018
China	969.5	992.1
Germany	837.7	800.0
Other countries	1,171.2	1,212.7

Total	2,978.4	3,004.8

(25)	Related Parties

Atotech identified related parties in accordance to IAS 24. Atotech had transactions with related parties in the reporting period in the ordinary course of business.

The Group entered into a consulting agreement with the Sponsor under which the Company, or its subsidiaries, will pay the Sponsor an annual fee of $1.8 million for consulting services to the Group. The annual fee is payable on a quarterly basis. For the year ended December 31, 2019, the Group paid the Sponsor $1.8 million for consulting services and $0.6 million for expense reimbursements.

Additionally, the Group ordered inventories of $0.7 million (prior year: $0.0 million) from related parties during the reporting period.

Transactions with Key Management Personnel

Key management personnel consists of a total of thirteen individuals as of December 31, 2019, who constitute people having authority and responsibility for planning, directing, and controlling the Company’s activities. For the year ended December 31, 2019, key management personnel compensation related to share-based payments was $0.1 million. See note (19) for further details regarding the share-based payment plans offered to employees.

As of Dec. 31, 2019, the key management personnel of the Company consists of the CEO, CFO, COO, two Presidents, one Vice President, and eight Directors.

[4]	Excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

Compensation of the Company’s key management personnel includes salaries, short- and long-term benefits as well as post-employments benefits. Additionally, the entire key management personnel participate in the Company’s Performance Shares Program.

	Successor	Successor	Successor	Predecessor
($ in millions)	For the year ended Dec. 31, 2019	For the year ended Dec. 31, 2018	For the year ended Dec. 31, 2017	Jan. 1, 2017 to Jan. 31, 2017
Short-term employee benefits(1)	5.1	6.5	4.5	0.4
Post-employment benefits	0.2	0.2	0.6	0.1
Termination benefits	—	—	1.7	—
Share-based payments	0.1	0.1	0.1	—

Total	5.4	6.8	6.9	0.5

(1)	Short-term employee benefits include $0.2 million of fringe benefits (2018: $0.2 million; 2017: $0.2 million).

(26)	List of Subsidiaries

List of Entities	Dec. 31, 2019			Dec. 31, 2018			Dec. 31, 2017
	Consolidation method	% of interest	Immediate Parent Company	% of interest	Immediate Parent Company	Immediate Parent Company	Consolidation method	% of interest	Immediate Parent Company
Alpha 2 B.V.	FC	100%	Atotech UK Topco Ltd.	FC	100%	Atotech UK Topco Ltd.	FC	100%	Atotech UK Topco Ltd.
Alpha 3 B.V.	FC	100%	Atotech Alpha 2 B.V.	FC	100%	Atotech Alpha 2 B.V.	FC	100%	Atotech Alpha 2 B.V.
Alpha US Bidco, Inc.	FC	100%	Atotech Alpha 3 B.V.	FC	100%	Atotech Alpha 3 B.V.	FC	100%	Atotech Alpha 3 B.V.
Atotech B.V.	FC	100%	Atotech Alpha 3 B.V.	FC	100%	Atotech Alpha 3 B.V.	FC	100%	Atotech Alpha 3 B.V.
Atotech Do Brasil Galvanotécnica Ltda.	FC	99.99%*	Atotech B.V.	FC	99.99%*	Atotech B.V.	FC	99.99%*	Atotech B.V.
Atotech Canada Ltd.	FC	100%	Atotech B.V.	FC	100%	Atotech B.V.	FC	100%	Atotech B.V.
Alpha 4 B.V.	FC	100%	Atotech B.V.	FC	100%	Atotech B.V.	FC	100%	Atotech B.V.
Alpha 5 B.V.	FC	100%	Atotech B.V.	FC	100%	Atotech B.V.	FC	100%	Atotech B.V.
Alpha Germany Bidco GmbH	FC	100%	Alpha 4 B.V.	FC	100%	Alpha 4 B.V.	FC	100%	Alpha 4 B.V.
Atotech Beteiligungs und Management GmbH & Co KG	FC	100%	Alpha 4 B.V.	FC	100%	Alpha 4 B.V.	FC	100%	Alpha 4 B.V.
Atotech USA, LLC.	FC	100%	Alpha US Bidco, Inc.	FC	100%	Alpha US Bidco, Inc.	FC	100%	Alpha US Bidco, Inc.
Atotech de México S.A. de C.V.	FC	99.99%*	Atotech B.V.	FC	99.99%*	Atotech B.V.	FC	99.99%*	Atotech B.V.
Atotech China Chemicals Ltd.	FC	100%	Atotech B.V.	FC	100%	Atotech B.V.	FC	100%	Atotech B.V.
Atotech Asia Pacific Ltd.****	FC	100%	Atotech B.V.	FC	100%	Atotech B.V.	FC	100%	Atotech B.V.

List of Entities	Dec. 31, 2019				Dec. 31, 2018				Dec. 31, 2017
	Consolidation method	% of interest		Immediate Parent Company	% of interest	Immediate Parent Company		Immediate Parent Company	Consolidation method	% of interest		Immediate Parent Company
Atotech India Private Limited	FC	99.99	%**	Atotech B.V.	FC	99.99	%**	Atotech B.V.	FC	99.99	%**	Atotech B.V.
Atotech Japan K.K.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Korea Ltd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Malaysia Sdn. Bhd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech (Singapore) Chemicals Pte. Ltd. (formerly Atotech S.E.A. Pte. Ltd.)	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Taiwan Limited	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Thailand Ltd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Vietnam C.o. Ltd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Deutschland GmbH	FC	94	%***	Atotech Beteiligungs und Management GmbH & Co. KG	FC	94	%***	Atotech Beteiligungs und Management GmbH & Co. KG	FC	94	%***	Atotech Beteiligungs und Management GmbH & Co. KG
Atotech Istanbul Kimya Sanayi Ticaret Ltd Sti	FC	99.26	%*	Atotech B.V.	FC	99.26	%*	Atotech B.V.	FC	99.26	%*	Atotech B.V.
UAB Atotech Chemata (Lithuania)	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech CZ, a.s.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Österreich GmbH	FC	100%		Atotech Beteiligungs und Management GmbH & Co. KG	FC	100%		Atotech Beteiligungs und Management GmbH & Co. KG	FC	100%		Atotech Beteiligungs und Management GmbH & Co. KG
Atotech Slovenija d.d.	FC	100%		Atotech Beteiligungs und Management GmbH & Co. KG	FC	100%		Atotech Beteiligungs und Management GmbH & Co. KG	FC	100%		Atotech Beteiligungs und Management GmbH & Co. KG
Atotech Poland Sp. z.o.o.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Skandinavien AB	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech UK Ltd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Espana S.A.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.

List of Entities	Dec. 31, 2019				Dec. 31, 2018				Dec. 31, 2017
	Consolidation method	% of interest		Immediate Parent Company	% of interest	Immediate Parent Company		Immediate Parent Company	Consolidation method	% of interest		Immediate Parent Company
Atotech France S.A.	FC	99.99	%**	Atotech B.V.	FC	99.99	%**	Atotech B.V.	FC	99.99	%**	Atotech B.V.
Atotech Italia S.r.l.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Servicios de México S.A. de C.V.	FC	100%		Atotech de México S.A. de C.V.	FC	100%		Atotech de México S.A. de C.V.	FC	100%		Atotech de México S.A. de C.V.
Atotech SK, s.r.o.	FC	100%		Atotech CZ, a.s.	FC	100%		Atotech CZ, a.s.	FC	100%		Atotech CZ, a.s.
Atotech Development Center Private Limited	FC	99.99	%**	Atotech B.V.	FC	99.99	%**	Atotech B.V.	FC	99.99	%**	Atotech B.V.
J-KEM International AB	FC	100%		Atotech Skandinavien AB
Atotech (Yangzhou) Chemicals Ltd	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Argentina S.A.	Non- consolidated	100%		Atotech B.V.	Non- consolidated	100%		Atotech B.V.	Non- consolidated	100%		Atotech B.V.
OOO Atotech-Chemeta (Russia)	Non- consolidated	95	%*****	Atotech B.V.	Non- consolidated	95	%*****	Atotech B.V.	Non- consolidated	95	%*****	Atotech B.V.
Atotech Australia PTY Ltd.	Non- consolidated	100%		Atotech B.V.	Non- consolidated	100%		Atotech B.V.	Non- consolidated	100%		Atotech B.V.
Atotech (Philippines) Chemicals, Inc.	Non- consolidated	99	%******	Atotech B.V.
PT. Atotech Indonesia Chemicals	Non- consolidated	99	%******	Atotech B.V.

*	Minority interest is owned by Atotech Deutschland GmbH.
**	Minority interest is owned by Management staff.
***	Atotech B.V. holds 6% in Atotech Deutschland GmbH.
****	Atotech Asia Pacific Ltd. includes two immaterial entities.
*****	Atotech Deutschland GmbH holds 5%.
******	Atotech B.V. holds 1%.

(27)	Commitments

At Dec. 31, 2019, the Group had commitments of $21.4 million which mainly relate to purchasing obligations and are mostly due in one year or less. Starting 2019, due to the adoption of IFRS 16, commitments for leases are recognized on the balance sheet as lease liabilities and are therefore not reported as commitments anymore.

At Dec. 31, 2018, commitments of the Group amounted to $81.2 million of which $29.6 million mainly relate to purchasing obligations which are mostly due in one year or less while $51.6 million relate to lease commitments for which the maturities are shown in the table below.

As of Dec. 31, 2018, the maturities of lease commitments were as follows:

($ in millions)	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Operating leases	51.5	13.3	17.3	7.7	13.2
Finance leases	0.1	0.1	—	—	—

Total lease commitments	51.6	13.4	17.3	7.7	13.2

Operating Leases (until Dec. 31, 2018):

The Company leases a number of warehouses and factory facilities under operating lease agreements. There are no particular standard requirements regarding the lease period within the Company. The period depends on local needs and requirements. Some leases provide for additional rent payments that are based on changes in local price indices. For certain operating leases, the Company is restricted from entering into sub-lease arrangements.

The Company determined that the land and building elements of the warehouses and factory leases are operating lease. The rent paid to the landlord is adjusted to market rentals at regular intervals, and the Company does not have an interest in the residual value of the land and buildings. As a result, it was determined that substantially all of the risks and rewards of the land and buildings are with the landlord.

The Company incurred rent expense on its operating leases of $20.7 million for the Successor year ended December 31, 2018.

The following table shows non-cancellable lease rentals:

($ in millions)	As of Dec. 31, 2018
2019	13.3
2020	9.4
2021	7.9
2022	4.5
2023	3.2
2024 and beyond	13.2

Total	51.5

(28)	Subsequent Events

Announcement of initial public offering

At Dec. 19, 2019, the Atotech Group announced the confidential submission of a draft registration statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) relating to a proposed initial public offering of its common shares. For this purpose, changes in the regulation of the articles are also being made. With effect from Jan. 25, 2020, Atotech Limited, a Bailiwick of Jersey company, directly and indirectly owns all outstanding equity interest of all subsidiaries of the Group and therefore supersedes Atotech UK Topco Limited as the ultimate parent of the Group. Following the consummation of the initial public offering, the outstanding preferred shares of Atotech Limited will be converted to common shares. These changes will not have an effect on the presentation of the financial statements.

New lawsuit alleging PFOA/PFOS contamination

On February 7, 2020, Atotech USA, LLC received service of process of a lawsuit filed by five residents of the town of Blades, Delaware. The plaintiffs claim that products containing PFOA, PFOS, and potentially other perfluorinated chemicals had been used in chrome plating and non-stick cookware manufacturing processes by local operators who allegedly discharged these substances into the environment, contaminating the water supply of the town of Blades. The plaintiffs seek recovery for alleged injuries and seek to certify a class composed of approximately 1,600 residents of Blades. Other defendants include E.I. du Pont de Nemours and Company, the 3M Company, MacDermid, Inc., Procino Plating, Inc., and Blades Development LLC. Atotech is currently evaluating the claim. We have obtained an extension of the date to respond to the complaint until March 23, 2020.

Management does not believe that this or any other pending legal matters will have a material adverse effect on our business or financial condition.

Impacts from coronavirus on the Atotech financial performance

Our business and results of operations may be adversely affected by the recent coronavirus outbreak or other similar outbreaks. We derive a significant portion of our revenue from, and maintain a significant operating footprint in, China. We have manufacturing facilities in China, and several of our customers and suppliers also are located in China. As a result of the coronavirus or other similar outbreaks or adverse public health developments, particularly in Asia, our operations, and those of our customers and suppliers have experienced in the past, and may experience in the future, delays or disruptions, such as difficulty obtaining required materials and temporary suspension of operations. In addition, our financial condition and results of operations could be adversely affected to the extent that coronavirus or any other epidemic or outbreak harms the Chinese economy in general. Furthermore, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our operating results. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations. However, while it is premature to accurately predict the ultimate impact of these developments, we expect our results for the quarter ending March 31, 2020 to be adversely impacted with potential continuing, adverse impacts.

Through and including                (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     Common Shares

PROSPECTUS

                , 2020

Citigroup	Credit Suisse

BofA Securities	J.P. Morgan

Barclays	Deutsche Bank Securities	Jefferies	RBC Capital Markets
UBS Investment Bank	Baird	BMO Capital Markets	HSBC

Mischler Financial Group, Inc.

Co-Manager

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Our amended and restated articles of association to be filed as an exhibit to this registration statement will provide for indemnification of the officers and directors to the full extent permitted by applicable law.

In addition, we will (to the fullest extent permitted by applicable law) enter into agreements to indemnify our directors and executive officers containing provisions, which are in some respects broader than the specific indemnification provisions contained in the articles of association. The indemnification agreements may require us, among other things, to indemnify such persons against expenses, including attorneys’ fees, judgments, liabilities, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, that may arise by reason of their status or service as our director or executive officer and to advance expenses incurred by them in connection with any such proceedings. The proposed form of such indemnification agreement is filed as Exhibit 10.16 to this registration statement.

The proposed form of Underwriting Agreement, to be filed by amendment to this registration statement, will provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 7. Recent Sales of Unregistered Securities.

On December 12, 2018, in connection with our formation, we issued one thousand of our common shares for a total consideration of $10 in cash in order to provide our initial capitalization. On January 15, 2020, we completed the Reorganization Transactions described under the heading “Basis of Presentation” in the accompanying prospectus, excluding the             -to-1 share split which will be completed prior to the consummation of the offering contemplated by the accompanying prospectus.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased stock as described above represented their intention to acquire the stock for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

Item 8. Exhibits and Financial Statement Schedules.

(A)    Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(B)    Financial Statement Schedules

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

We hereby undertake that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement

3.1	Form of Amended and Restated Memorandum of Association and Articles of Association of Atotech Limited

4.1*	Indenture governing the 6.250% Senior Notes due 2025, dated January 31, 2017, among Alpha 3 B.V. and Alpha US Bidco, Inc., as Issuers, the Guarantors named therein and Wilmington Trust, National Association, as Trustee

4.2*	Form of 6.250% Senior Note due 2025 (included in Exhibit 4.1)

4.3*	Indenture governing the 8.750%/9.500% Senior PIK Toggle Notes due 2023, dated May 30, 2018, between Alpha 2 B.V., as Issuer, and Wilmington Trust, National Association, as Trustee

4.4*	Form of 8.750%/9.500% Senior PIK Toggle Notes due 2023 (included in Exhibit 4.3)

5.1**	Opinion of Ogier

10.1*	Credit Agreement, dated as of January 31, 2017, among Alpha 3 B.V., Alpha US Bidco, Inc., Atotech Deutschland GmbH, Atotech S.E.A. Pte Ltd (n/k/a Atotech (Singapore) Chemicals Pte. Ltd.) (collectively, the “Borrowers”), Alpha 2 B.V., the lenders and other financial institutions from time to time party thereto, Bank of China Limited, Shanghai Branch, as redenomination term facilities administrative agent, and Barclays Bank PLC, as administrative agent and collateral agent (the “Agent”)

10.2*	Amendment No. 1 to Credit Agreement, dated as of May 30, 2018, by and among the Borrowers, the guarantors party thereto, the lenders and other financial institutions and the Agent

10.3	Employment Agreement by and between Alpha US Bidco, Inc. and Geoff Wild, dated as of March 31, 2017

10.4	Secondment Agreement by and between Alpha US Bidco, Inc., Atotech USA LLC and Geoff Wild, dated as of April 13, 2017

10.5	Employment Agreement by and between Atotech (Thailand) Co Ltd and Geoff Wild, dated as of March 31, 2017

10.6	Managing Director Service Agreement by and between Atotech Deutschland GmbH and Peter Frauenknecht, dated as of April 10, 2017

10.7	Amendment No. 1 to Managing Director Service Agreement by and between Atotech Deutschland GmbH and Peter Frauenknecht, dated as of May 8, 2017

10.8	Amendment No. 2 to Managing Director Service Agreement by and between Atotech Deutschland GmbH and Peter Frauenknecht, dated as of January 14, 2020

10.9	Employment Agreement by and between Atotech Deutschland GmbH and Harald Ahnert, dated as of January 28, 2020

10.10	Employment Agreement by and between Atotech Deutschland GmbH and Gertjan van der Wal, dated as of January 28, 2020

10.11	Form of Atotech Limited 2020 Incentive Award Plan

10.12	Form of Option Award Agreement under the Atotech Limited 2020 Incentive Award Plan

10.13	Form of Restricted Share Award Agreement under the Atotech Limited 2020 Incentive Award Plan

10.14	Form of Restricted Share Unit Award Agreement under the Atotech Limited 2020 Incentive Award Plan

Exhibit No.		Description of Exhibit

10.15		Form of Atotech Limited 2020 Employee Share Purchase Plan

10.16		Form of Director Indemnification and Advancement Agreement

10.17	*	Consulting Services Agreement

10.18		Amendment No. 1 to Consulting Services Agreement

10.19		Form of Principal Stockholders Agreement

21.1		List of Subsidiaries

23.1		Consent of KPMG AG

23.2**		Consent of Ogier (included in Exhibit 5.1)

24.1*		Powers of Attorney (included in the signature pages to the registration statement)

24.2		Powers of Attorney of Brian A. Bernasek, Herman H. Chang, Sham Mercer and Charles W. Shaver

99.1*		Representation pursuant to Item 8.A.4 of Form 20-F

99.2		Consent of Director Nominee (Ronald E. Bruehlman)

*	Previously filed.
**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bangkok, Thailand, on March 9, 2020.

Atotech Limited

By:	/s/ Geoff Wild
Name:	Geoff Wild
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

* Geoff Wild	Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2020

* Peter Frauenknecht	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 9, 2020

/s/ Brian A. Bernasek Brian A. Bernasek	Director	March 9, 2020

* Gregor P. Boehm	Director	March 9, 2020

/s/ Herman H. Chang Herman H. Chang	Director	March 9, 2020

* Friedel Drees	Director	March 9, 2020

/s/ Shaun Mercer Shaun Mercer	Director	March 9, 2020

* Gregory M. Nikodem	Director	March 9, 2020

/s/ Charles W. Shaver Charles W. Shaver	Director	March 9, 2020

* Martin W. Sumner	Director	March 9, 2020

* By:	/s/ Geoff Wild
Geoff Wild, as Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Atotech Limited, has signed this registration statement in the city of Bangkok, Thailand, on March 9, 2020.

Alpha US Bidco, Inc.

By:	/s/ Geoff Wild
Name:	Geoff Wild
Title:	President